Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

ASX Announcement Friday, 8 April 2022 ASX: WPL OTC: WOPEY	Woodside Petroleum Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com.au

MERGER EXPLANATORY MEMORANDUM

Attached is the Merger Explanatory Memorandum for the proposed merger between Woodside and BHP’s petroleum business, which is Annexure A to the Notice of Annual General Meeting 2022.

Contacts:

INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Annexure A

Project Endeavour

Merger Explanatory Memorandum

Dated 8/04/2022

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Disclaimer and important notices

General

This Merger Explanatory Memorandum is Annexure A to the notice of annual general meeting of Woodside Shareholders (“Notice of Meeting”) to be held at 10.00am (AWST) on 19 May 2022 (“Meeting”). You should read the Notice of Meeting and this Merger Explanatory Memorandum in full before making any decision as to how to vote on item 2 as set out in the Notice of Meeting (“Merger Resolution”).

Purpose of this document

This Merger Explanatory Memorandum has been prepared for Woodside Shareholders in connection with the Merger Resolution. The purpose of this Merger Explanatory Memorandum is to provide Woodside Shareholders with information that the Woodside Board believe to be material to deciding whether or not to approve the Merger Resolution.

This Merger Explanatory Memorandum does not constitute or contain an offer to Woodside Shareholders, or a solicitation of an offer from Woodside Shareholders, in any jurisdiction.

A copy of this Merger Explanatory Memorandum has been provided to ASIC and ASX. Neither ASIC nor ASX, nor their respective officers, take any responsibility for the contents of this Merger Explanatory Memorandum.

Defined terms, times and dates

Capitalised terms used in this Merger Explanatory Memorandum are defined in Section 11. Section 11.3 also sets out some rules of interpretation which apply to this Merger Explanatory Memorandum.

All times and dates referred to in this Merger Explanatory Memorandum are times and dates in Perth, Australia, unless otherwise indicated.

No investment advice

This Merger Explanatory Memorandum has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside Shareholder or any other person. The information and recommendations contained in this Merger Explanatory Memorandum do not constitute, and should not be taken as, financial product advice. The Woodside Board encourages you to seek independent financial and taxation advice before making any investment decision and any decision as to whether or not to vote in favour of the Merger Resolution.

This Merger Explanatory Memorandum is important and requires your immediate attention. It should be read in its entirety before making a decision on whether or not to vote in favour of the Merger Resolution. In particular, it is important that you consider the potential risks of the Merger, as set out in Section 8, and the views of the Independent Expert set out in the Independent Expert Report contained in Annexure 3 of this Merger Explanatory Memorandum.

If you are in any doubt as to any action to take in relation to the Merger, you should consult an independent and appropriately licenced and authorised professional adviser.

Industry and market data

This Merger Explanatory Memorandum contains industry, market and competitive position data that is based on industry publications and studies conducted by third parties as well as Woodside’s internal estimates and research. These industry publications and third party studies generally state that the information they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

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While Woodside believes that each of these publications and third party studies is reliable, Woodside has not independently verified the market and industry data obtained from these third party sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this Merger Explanatory Memorandum and may differ among third party sources. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described in Section 8 and in the “Forward-looking statements” paragraph below. These and other factors could cause results to differ materially from those expressed in the forecasts or estimates relating to Woodside or BHP Petroleum or in those of independent third parties. While Woodside believes its internal research is reliable, and its selection of industry publications and third party studies and the description of its market and industry are appropriate, neither such research nor these descriptions have been verified by any independent source.

In addition, references to “independent energy company” in this Merger Explanatory Memorandum exclude NOCs, companies with free float less than 60% (for example, LUKOIL, Wintershall Dea and Rosneft), major integrated oil and gas companies (for example, BP, Chevron, Eni, ExxonMobil, Repsol, Shell and Total) and Canadian oil sands companies (for example, Canadian Natural Resources, Cenovus and Suncor).

Forward-looking statements

Some of the statements appearing in this Merger Explanatory Memorandum may be in the nature of forward-looking statements. Forward-looking statements or statements of intent in relation to future events in this Merger Explanatory Memorandum (including in the Independent Expert Report) should not be taken to be forecasts or predictions that those events will occur. Forward-looking statements generally may be identified by the use of forward-looking words such as ‘guidance’, ‘believe’, ‘aim’, ‘expect’, ‘anticipate’, ‘intending’, ‘foreseeing’, ‘likely’, ‘should’, ‘planned’, ‘may’, ‘estimate’, ‘potential’, or other similar words. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are or may be forward-looking statements. You should be aware that those statements and any assumptions on which they are based are only opinions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industries in which Woodside operate (for example, price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates), as well as general economic conditions, prevailing exchange rates and interest rates and conditions in financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward-looking statement and deviations are both normal and to be expected. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would also likely cause outcomes to be different from the statements made in this Merger Explanatory Memorandum. Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic and political climate and the significant volatility, uncertainty and disruption caused by the COVID-19 pandemic and the current conflict between Russia and Ukraine.

None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”), nor any person named in this Merger Explanatory Memorandum or involved in the preparation of this Merger Explanatory Memorandum, makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement. Accordingly, you are cautioned not to place undue reliance on those statements.

The forward-looking statements in this Merger Explanatory Memorandum reflect views held only at the date of this Merger Explanatory Memorandum. Subject to any continuing obligations under the ASX Listing Rules or the Corporations Act, Woodside and its related bodies corporate, and their Beneficiaries, disclaim any obligation or undertaking to distribute after the date of this Merger Explanatory Memorandum any updates or revisions to any forward-looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any statement is based.

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Responsibility statement

Except as outlined below, the information contained in this Merger Explanatory Memorandum has been prepared by Woodside and is its responsibility alone. Except as outlined below, neither BHP, nor any of its related bodies corporate, nor any of each of their respective officers, directors, employees or advisers, assume any responsibility for the accuracy or completeness of that information.

BHP has prepared and provided the BHP Information and is responsible for that information. Neither Woodside, nor any of its related bodies corporate, nor any of their respective officers, directors, employees or advisers, assume any responsibility for the accuracy or completeness of the BHP Information.

KPMG has prepared the Independent Expert Report (contained in Annexure 3 of this Merger Explanatory Memorandum) and takes responsibility for that report. Neither Woodside, nor any of its related bodies corporate, nor any of their respective officers, directors, employees or advisers, assume any responsibility for the accuracy or completeness of the information contained in the Independent Expert Report, except, in the case of Woodside, in relation to the information which it has provided to the Independent Expert.

Gaffney Cline & Associates has prepared the Independent Technical Specialist Report (included in the Independent Expert Report contained in Annexure 3 of this Merger Explanatory Memorandum) and takes responsibility for that report. Neither Woodside, nor any of its related bodies corporate, nor any of their respective officers, directors, employees or advisers, assume any responsibility for the accuracy or completeness of the information contained in the Independent Technical Specialist Report, except, in the case of Woodside, in relation to the information which it has provided to the Independent Technical Specialist.

Ernst & Young has prepared the Independent Limited Assurance Report (contained in Annexure 1 of this Merger Explanatory Memorandum) and takes responsibility for that report. Neither Woodside, nor any of its related bodies corporate, nor any of their respective officers, directors, employees or advisers, assume any responsibility for the accuracy or completeness of the information contained in the Independent Limited Assurance Report, except, in the case of Woodside, in relation to the information which it has provided to Ernst & Young.

No consenting party has withdrawn their consent to be named before the date of this Merger Explanatory Memorandum.

Foreign jurisdictions

The release, publication or distribution of this Merger Explanatory Memorandum in jurisdictions other than Australia may be restricted by law or regulation in those other jurisdictions and persons outside Australia who come into possession of this Merger Explanatory Memorandum should seek advice on, and observe, any of those restrictions. Any failure to comply with those restrictions may constitute a violation of applicable laws or regulations.

This Merger Explanatory Memorandum has been prepared in accordance with the laws of the Commonwealth of Australia and the information contained in this Merger Explanatory Memorandum may not be the same as that which would have been disclosed if this Merger Explanatory Memorandum had been prepared in accordance with the laws and regulations of a jurisdiction outside Australia.

Financial amounts

All financial amounts in this Merger Explanatory Memorandum are expressed in US currency unless otherwise stated.

Any discrepancies between totals in tables or financial statements, or in calculations, graphs or charts are due to rounding.

All financial and operational information set out in this Merger Explanatory Memorandum is current as at the date of this Merger Explanatory Memorandum, unless otherwise stated.

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Charts, maps and diagrams

Any diagrams, charts, maps, graphs or tables appearing in this Merger Explanatory Memorandum are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in diagrams, charts, maps, graphs and tables is based on information available as at the date of this Merger Explanatory Memorandum.

Privacy

Woodside may collect personal information in the process of implementing the Merger.

The type of information that it may collect about you includes your name, contact details and information on your shareholding in Woodside and the names of persons appointed by you to act as a proxy, attorney or corporate representative at the Meeting as relevant to you. The collection of some of this information is required or authorised by the Corporations Act.

The primary purpose of the collection of personal information is to assist Woodside to conduct the Meeting and implement the Merger. Without this information, Woodside may be hindered in its ability to issue this Merger Explanatory Memorandum, conduct the Meeting, and implement the Merger.

Personal information of the type described above may be disclosed to the Woodside Share Registry, third party service providers (including print and mail service providers and parties otherwise involved in the conduct of the Meeting), authorised securities brokers, professional advisers, related bodies corporate of Woodside, regulatory authorities, and also where disclosure is otherwise required or allowed by law.

Woodside Shareholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. If you would like to obtain details of information about you held by the Woodside Share Registry in connection with Woodside Shares, please contact the Woodside Share Registry.

Woodside Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Meeting should ensure that they inform that individual of the matters outlined above.

Date of Merger Explanatory Memorandum

This Merger Explanatory Memorandum is dated 8 April 2022.

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Letter from the Chairman of Woodside

8 April 2022

Dear Woodside Shareholder,

On behalf of the Directors, I am pleased to provide you with this Merger Explanatory Memorandum, which contains comprehensive information about the proposed Merger of Woodside and BHP’s petroleum business.

Woodside Shareholders are being asked to consider this transformative opportunity and approve the Merger and the associated issue of New Woodside Shares.

This is a significant decision for Woodside’s long-term future.

The case for the proposed Merger is compelling, bringing together the best of both organisations to create a global independent energy company with the scale, diversity and resilience to create value for shareholders and increased ability to navigate the energy transition. It will provide the financial strength to fund planned developments in the near term and investment in new energy opportunities and the Woodside Board strongly expects it to support shareholder returns through the cycle.

We are also expecting to realise pre-tax synergies of more than $400 million per annum.

Background

On 17 August 2021, Woodside and BHP announced they had entered into a Merger Commitment Deed, with an effective date of 1 July 2021, to combine BHP Petroleum assets and Woodside through an all-stock merger. On 22 November 2021, Woodside and BHP signed a binding Share Sale Agreement for the acquisition by Woodside of the entire share capital of BHP Petroleum in exchange for New Woodside Shares. Woodside and BHP also executed an Integration and Transition Services Agreement, providing for the planning of integration activities after Implementation, activities to separate BHP Petroleum and its petroleum business from the BHP Group, and a framework for transition services to be provided by BHP to Woodside after Implementation.

The merger ratio was based on the relative values of the respective oil and gas portfolios of Woodside and BHP Petroleum as at 1 July 2021, whereas accounting standards will record the respective values as at Implementation, which is expected to occur on 1 June 2022. The application of the accounting standards is likely to result in the recognition of goodwill due, in part, to the significant increase in the value of Woodside Shares during this period. Woodside Shareholders are encouraged to consider the section on Merger Consideration and the indicative Merged Group Pro Forma Historical Financial Information set out later in this Merger Explanatory Memorandum and the associated risk factors set out in Section 8.

Independent expert

To assist Woodside Shareholders assess the Merger and consider whether to vote in favour of the Merger Resolution, Woodside appointed KPMG as the Independent Expert to prepare an Independent Expert Report.

KPMG has concluded that the Merger is in the best interests of Woodside Shareholders, in the absence of a superior offer. The Independent Expert Report states that on balance Woodside Shareholders will be better off approving the Merger. A complete copy of the Independent Expert Report is contained in Annexure 3 of this Merger Explanatory Memorandum.

Woodside Board recommendation

After carefully considering all aspects, benefits and risks of the Merger and the Independent Expert Report, the Woodside Board unanimously recommends that Woodside Shareholders vote in favour of the Merger Resolution at the Meeting.

The Woodside Board’s recommendation is made in the absence of a Superior Proposal and subject to the Independent Expert maintaining the conclusion that the Merger is in the best interests of Woodside Shareholders.

Reasons why you may want to vote in favour of or against the Merger

Section 1 sets out a summary of the reasons that shareholders may wish to vote for or against the Merger Resolution. In considering how to vote, shareholders should also be aware that there are a number of risks to consider, both general in nature and those specific to the Merger and the Merged Group. These risks are covered in detail in Section 8.

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How to vote

Your vote on the Merger is important, and I encourage you to attend the Meeting, which will be held at 10.00am (AWST) on 19 May 2022 at the Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia or online at web.lumiagm.com/397447934.

Information on how to vote is set out in the Notice of Meeting.

Further information

We encourage you to consider the information set out in this Merger Explanatory Memorandum, including the Independent Expert Report, both of which set out key considerations for Woodside Shareholders in deciding how to vote.

You are encouraged to seek independent financial, legal and taxation advice before making any investment decision in relation to your shares.

You can also call the Woodside Shareholder information line on 1300 631 206 (within Australia) or +61 3 9415 4393 (outside Australia) or visit the Woodside website at www.woodside.com.au.

Conclusion

The Woodside Board considers that the Merged Group will have a portfolio of complementary, high-margin oil and long-life conventional gas assets in predominantly OECD countries, expected to generate the financial strength and resilience to help Woodside to supply the energy needed for global growth and development through the energy transition.

To all our shareholders, we appreciate your ongoing support. I am pleased to present this opportunity to you on behalf of the Woodside Board and believe that it has the potential to deliver sustainable and long-term financial returns to you.

The Woodside Board remains focused on delivering value to all our stakeholders and building a stronger, more resilient, and diversified company.

Yours sincerely,

Richard Goyder, AO

Chairman

Woodside Petroleum Ltd

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1	Reasons to vote for or against the Merger Resolution

1.1 Overview

Set out below are some of the reasons why the Woodside Board unanimously recommends that Woodside Shareholders vote in favour of the Merger Resolution at the Meeting. Also set out below are some of the reasons why you may decide to vote against the Merger Resolution, notwithstanding the unanimous recommendation of the Woodside Board and that the Independent Expert has concluded that the Merger is in the best interests of Woodside Shareholders.

You should read this Merger Explanatory Memorandum in its entirety before deciding whether or not to vote in favour of the Merger Resolution.

Reasons to vote for the Merger Resolution and benefits of the Merger

✓	The Merger will create a portfolio of complementary, long-life conventional gas and high-margin oil assets.

✓	The Merger strengthens free cash flow generation through the investment cycle and adds substantial balance sheet capacity.

✓	The Merger supports shareholder returns through continued capital discipline.

✓	The Merger delivers a strong growth profile and a wide range of growth opportunities.

✓	The Merger creates an opportunity for energy transition leadership and increased capacity to navigate the energy transition.

✓	The Merger is expected to unlock pre-tax synergies of more than $400 million per annum.

✓	The Merger has the unanimous support of the Woodside Board.

✓	The Independent Expert has concluded that the Merger is in the best interests of Woodside Shareholders.

Reasons to vote against the Merger Resolution and disadvantages of the Merger

×	You may not agree with the recommendation of the Woodside Board and/or the conclusion of the Independent Expert.

×	The risk profile of the Merged Group will change, which you may consider to be disadvantageous to you relative to the risk profile of the current Woodside business.

×	Your percentage shareholding and voting power in Woodside will be diluted by the issue of the Share Consideration.

×	Woodside Shares may trade below the current price.

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1.2 Reasons to vote in favour of the Merger Resolution

The key reasons for the Woodside Board’s unanimous recommendation that Woodside Shareholders vote in favour of the Merger Resolution at the Meeting are as follows:

1.2.1     The Merger will create a portfolio of complementary, long-life conventional gas and high-margin oil assets

The Merged Group is expected to be a top 10 global independent energy company by production and the largest energy company listed on the ASX.1 The Merged Group will have a portfolio of complementary, long-life conventional gas assets and high-margin oil assets and the financial resilience to help supply the energy needed for global growth and development through the energy transition.

Figure 1	International portfolio of Merged Group assets (pro forma, as at 31 December 2021)[1],[2],[3]

East coast Australia
Bass Strait
Houston
Senegal
Sangomar
Western Australia
Scarborough | Pluto | North West Shelf | Pyrenees |
Macedon | Wheatstone | Nguijma-Yin | Okha
Gulf of Mexico
Shenzi | Wildling | Atlantis |
Mad Dog
Trinidad & Tobago
Angostura | Ruby

Global independent producer[1]

TOP 10

2021 production[2]

~193

MMboe

LNG production[3]

10.3

Mtpa

Mad Dog 2, Sangomar, Shenzi North and Scarborough projects under construction

The Merger is expected to provide Woodside with increased scale and diversity of geographies, products and end markets through an attractive and long-life portfolio of energy assets. The combined conventional asset base will benefit from enhanced resilience through the commodity price cycle, through increased diversification, long-life assets in predominantly OECD countries and high-margin operating cash flows. This is expected to support Woodside Shareholder returns as well as investment in the evolution of the Woodside business through the energy transition.

1 Top 10 global independent energy company by hydrocarbon production. Woodside analysis based on the Wood Mackenzie Corporate Benchmarking Tool Q4 2021, 1 December 2021. See the section titled ‘Disclaimer and Important Notices’ for clarification of independent energy company.

2 Combined Woodside and BHP Petroleum total production for the 12 months to 31 December 2021. Excludes Algeria and Neptune production. Comprised of 53% BHP Petroleum production and 47% Woodside production.

3 Equivalent to 88 MMboe, combined Woodside and BHP Petroleum LNG production for the 12 months to 31 December 2021. Comprises 20% BHP Petroleum production and 80% Woodside production.

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Figure 2	Merged Group product mix and geographic diversification (pro forma as at 31 December 2021) [45]

Figure 3	Merged Group 2P and 2C volumes (as at 31 December 2021) [6]

4 Combined Woodside and BHP Petroleum for the 12 months to 31 December 2021. Excludes Algeria and Neptune production. Totals may not add due to rounding. For comparative purposes, on a Woodside stand-alone basis for the 12 months to 31 December 2021:

-	Balanced production mix: 78% LNG, 19% oil and condensate, 3% Western Australia domestic gas, 0% East coast Australia domestic gas and <1% LPG, NGLs and other natural gas

-	Geographic diversification: 100% Western Australia

5 NGLs refer to a mixture of light hydrocarbons that exist in the gaseous phase in the reservoir and are recovered as liquids in gas processing plants. NGLs mostly include very light hydrocarbons (ethane, propane, or butanes).

6 Merged Group 2P and 2C volumes as at 31 December 2021. Excludes Algeria and Neptune volumes. For comparative purposes, Woodside stand-alone volumes as at 31 December 2021:

-	2P reserves: 2,292 MMboe, 89% gas and 11% liquids

-	2C resources: 6,599 MMboe, 92% gas and 8% liquids.

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Figure 4	Attractive conventional portfolio in low-risk jurisdictions (as at 31 December 2021) [7]

Further information on the portfolio of the Merged Group is set out in Section 6.

1.2.2     The Merger strengthens free cash flow generation through the investment cycle and adds substantial balance sheet capacity

The Merged Group’s enlarged and diversified portfolio of producing assets is expected to support significantly increased and sustained cash flows. Woodside’s strong balance sheet is expected to be strengthened by the addition of unlevered BHP Petroleum assets and the improved financial resilience of the merged portfolio. The increased balance sheet capacity is expected to enable the Merged Group to deliver growth while maintaining an investment-grade credit rating (as affirmed by ratings agencies following the announcement of the Merger).8

On a pro forma basis (12 months to 31 December 2021), the Merged Group has:

•	An earnings base with revenue of more than $12 billion and EBIT of $5 billion

•	Operating cash flows of more than $6 billion supported by resilient operating assets, and

•	A strong balance sheet with low gearing of approximately 8%.

7 Source: Wood Mackenzie estimates based on 2022 production of peers with market capitalisation >$10 billion, excluding NOCs and companies with free float below 65%. Woodside analysis. Chart approximates positions of various companies based on this data. Dataset: APA, BP, Chevron, ConocoPhillips, Coterra, Continental, Devon, Diamondback, ENI, EOG, ExxonMobil, Hess, Inpex, Marathon, Occidental, Ovinitiv, Pioneer, Repsol, Santos, Shell, Total and Woodside. Santos is shown on a pro forma basis after the merger with Oil Search. For comparative purposes, Woodside on a standalone basis consists of 100% OECD and 100% conventional production, based on this data set.

8 Source: S&P, 28 October 2021; Moody’s, 15 December 2021.

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Figure 5	Illustrative future production profile of Merged Group[9]

Figure 6	Strong and sustained cash flow generation by Merged Group as at 31 December 2021[10]

9 Figure 5 is indicative only, and is intended to provide an overall future production profile for the Merged Group. It is based on the assumptions that current sanctioned projects are delivered within their target schedules, and that the Merged Group holds an 82% participating interest in Sangomar and 100% in Scarborough. It also assumes no sell-down of participating interests in Sangomar or Scarborough. To avoid doubt, production from Algeria and Neptune is excluded. Figure 5 is given in advance of completion of the Merger and based, in some respects, on external views of the BHP Petroleum asset base. Accordingly, Figure 5 is provided for illustrative purposes only and should not be relied on as guidance of future production of the Merged Group. Please refer to the “Disclaimer and important notices” section (including under the heading “Forward-looking statements”) for important cautionary information relating to forward-looking statements.

10 Figure 6 is indicative only, and is intended to provide an overall future profile for operating cash flow and free cash flow. Figure 6 assumes a Brent oil price forward curve (as at 24 March 2022) of $107/bbl in 2022, $93/bbl in 2023, $84/bbl in 2024, $79/bbl in 2025, $76/bbl in 2026 followed by a long term $65/bbl (real terms 2022) from 2027. Includes unsanctioned U.S. GOM and Western Australia subsea tiebacks. Assumes 82% Sangomar and 100% Scarborough, noting the equity selldown processes for Sangomar and Scarborough are ongoing. To avoid doubt, production from Algeria and Neptune is excluded. Excludes financing costs. Assumes long-term foreign exchange rate of 0.75 USD per 1.00 AUD. Assumes currently sanctioned projects being delivered in accordance with their current project schedules. Assumes transaction costs of $410 million. Excludes integration costs, cost of attainment of synergies and synergies. Please refer to the “Disclaimer and important notices” section (including under the heading “Forward-looking statements”) for important cautionary information relating to forward-looking statements.

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1.2.3 The Merger supports shareholder returns through continued capital discipline

Significant operating cash flow is expected to support returns to Woodside Shareholders over time, while Woodside maintains its focus on disciplined growth investment, in line with its capital allocation framework described at Figure 7 below. It is intended that this capital allocation framework will also apply to the Merged Group.

In line with Woodside’s current dividend policy, the Merged Group’s dividend policy will be based on net profit after tax (NPAT) excluding non-recurring items, with a minimum 50% payout ratio and a targeted payout ratio between 50% and 80%. The NPAT basis is expected to help preserve cash and protect the Merged Group’s balance sheet in periods of low commodity pricing.

In periods of excess cash generation, additional opportunities to provide returns to Woodside Shareholders through special dividends and share buy-backs will be considered.

It is expected that Australian shareholders of the Merged Group will benefit from the continued distribution of Woodside’s significant franking credit balance under the Merged Group’s dividend policy.

Figure 7	Capital allocation framework

1.	CCUS refers to carbon capture utilisation and storage.
2.	Payback refers to RFSU + X years.
3.

Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Following Implementation (which remains subject to Conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP petroleum portfolio.

Importantly, the enlarged portfolio is expected to deliver the cash flow and financial resilience to fund the Merged Group’s evolution through the energy transition. Woodside’s climate strategy comprises of reducing net equity Scope 1 and 2 greenhouse gas emissions, and investing in the products and services to help Woodside’s customers reduce their emissions. In December 2021, Woodside announced a target of $5 billion (subject to the Merger being Implemented) of new energy products and lower-carbon services investments by 2030, with those investments to be made in line with the capital allocation framework illustrated above.

1.2.4     The Merger delivers a strong growth profile and a wide range of growth opportunities

In addition to the recently sanctioned Scarborough and Pluto Train 2 projects, the Merged Group has a wide range of near-term and longer-term potential growth opportunities that will be progressed in line with Woodside’s disciplined growth strategy.

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These growth opportunities include:

•	Attractive U.S. GOM tiebacks to existing infrastructure which could deliver low capital expenditure and high return additional production

•	Large longer-term LNG and other potential oil and LNG development opportunities, and

•	New energy opportunities including hydrogen, ammonia and carbon capture and storage.

All growth opportunities are screened against portfolio metrics using price, scenario and climate analysis and tested through Woodside’s capital allocation framework.

Figure 8	Portfolio and opportunity optimisation[11]

1.2.5     The Merger creates an opportunity for energy transition leadership and increased capacity to navigate the energy transition

The Merged Group is expected to be a larger, more financially resilient company, with increased scale and technical depth, enabling the Merged Group to better navigate the energy transition than either Woodside or BHP Petroleum could on a standalone basis.

Woodside has previously announced in the Woodside Annual Report 2021 and its Climate Report 2021 that it has set near- and medium-term targets to reduce net equity Scope 1 and 2 greenhouse gas emissions, 15% by 2025 and 30% by 2030, towards an aspiration of net zero by 2050 or sooner.12 Woodside expects these targets to be maintained for the Merged Group, although the possible pathways to achieve those ambitions will need to be determined following the integration of the BHP Petroleum assets.

As announced on 8 December 2021, Woodside is progressing several new energy opportunities across hydrogen and ammonia for power generation with potential 2030 capacity of approximately 3,000 megawatts.

Woodside is also assessing carbon capture and storage opportunities, including the development of a large-scale, multi-user project near Karratha, Western Australia.

11 Illustrative of the considerations. Not an exhaustive list.

12 Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Following Implementation (which remains subject to Conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP Petroleum portfolio.

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Figure 9	Merged Group’s net equity Scope 1 and 2 greenhouse gas emission reduction targets [13]

The chart above shows indicative design out, operate out and offset emissions reductions to achieve the Merged Group’s net equity Scope 1 and 2 greenhouse gas emissions targets in 2030. The values do not represent cumulative abatement over the period leading up to those years.

1.2.6     The Merger is expected to unlock pre-tax synergies of more than $400 million per annum

The combination of highly complementary asset portfolios through the Merger is expected to unlock synergies.

Woodside has undertaken comprehensive integration planning work and has identified pre-tax synergies that are expected to be in excess of $400 million per annum (100% basis, pre-tax).

Woodside expects to realise the annual synergies through a combination of corporate, operations, exploration and growth activities.

Further information regarding the potential synergies expected to result from the Merger can be found in Section 6.5.

1.2.7     The Merger has the unanimous support of the Woodside Board

After carefully considering the advantages and disadvantages of the Merger for Woodside Shareholders, for the reasons set out in this Merger Explanatory Memorandum, the Woodside Board believes that the Merger is in the best interests of Woodside Shareholders. The Woodside Board unanimously recommends that Woodside Shareholders vote in favour of the Merger Resolution at the Meeting, in the absence of a Superior Proposal and subject to the Independent Expert maintaining its conclusion that the Merger is in the best interests of Woodside Shareholders.

1.2.8     The Independent Expert has concluded that the Merger is in the best interests of Woodside Shareholders

To assist Woodside Shareholders to assess the Merger and consider how to vote on the Merger Resolution, Woodside appointed KPMG as the Independent Expert to prepare the Independent Expert Report.

13 Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Following Implementation (which remains subject to Conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP Petroleum portfolio.

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The Independent Expert has concluded that the Merger is in the best interests of Woodside Shareholders, in the absence of a superior offer. This conclusion is on the basis that the Independent Expert has assessed the underlying value of Woodside as a standalone entity to be in the range of A$23.09 to A$26.42 per Woodside share and the value of the Merged Group to be in the range of A$26.25 and A$29.81 per Merged Group share. As the range of assessed values for a Woodside share prior to the Merger lies predominately below the range of assessed values for a share in the Merged Group on an equivalent basis, the Independent Expert has concluded that the Merger is fair to Woodside Shareholders.

The Independent Expert also concluded that, based on its assessment of the full underlying value of Woodside and BHP Petroleum as stand-alone entities, the aggregate 52% interest that Woodside Shareholders will hold in the Merged Group is broadly consistent with Woodside’s contribution to the Merged Group.

The Independent Expert Report is included in full in this Merger Explanatory Memorandum at Annexure 3. See Section 3.4 for further information.

1.3 Why you may consider voting against the Merger

1.3.1     You may not agree with the recommendation of the Woodside Board and/or the conclusion of the Independent Expert

Notwithstanding the unanimous recommendation of the Woodside Board and the conclusion of the Independent Expert (refer to Annexure 3), you may believe the Merger is not in your interests.

1.3.2     The risk profile of the Merged Group will change, which you may consider to be disadvantageous to you relative to the risk profile of the current Woodside business

Woodside Shareholders are currently exposed to certain risks by virtue of having an equity interest in Woodside.

While Woodside and BHP Petroleum both have international operations, with common areas of interest across a number of regions, products and end markets (including common ownership of a number of assets), the profile, capital structure and size of the Merged Group will be significantly different from that of Woodside prior to the Merger.

If the Merger is implemented, Woodside Shareholders will maintain a level of exposure to these risks and will become exposed to additional risks associated with having an indirect equity interest in BHP Petroleum (which will be owned by Woodside following Implementation) and with Implementation more generally. These risks include, but are not limited to, the Merged Group not realising the expected growth opportunities and synergies. In addition, the Merged Group’s increased scale of operations as a result of the Merger will increase the exposure to the risks that Woodside currently faces (as described in Section 8.3), including the exposure to challenges associated with climate change and the energy transition.

However, following Implementation, the Merged Group’s diversified portfolio of assets will mean that Woodside Shareholders have a reduced risk exposure to any one asset.

1.3.3     Your percentage shareholding and voting power in Woodside will be diluted by the issue of the Share Consideration

Your equity interest in Woodside will be diluted if the Merger is implemented. In this regard, Implementation will reduce Woodside Shareholders’ aggregate interest in Woodside’s assets from 100% to approximately 52% as a result of the issue of New Woodside Shares, though Woodside Shareholders will gain exposure to BHP Petroleum’s assets.

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1.3.4     Woodside Shares may trade below the current price

The price at which Woodside Shares trade on ASX after the Merger is implemented may be influenced by a range of factors and Woodside Shares may trade below the price of Woodside Shares on the Last Practicable Date (being A$33.20), the date of the Meeting or the Implementation Date.

The levels of liquidity and volatility at which Woodside Shares may trade after the Merger is implemented could differ from those at which Woodside Shares currently trade, including as a result of the sale facility to be conducted by the Sale Agent (refer to Section 10.4).

There is no guarantee that Woodside Shares post-Merger will trade in or above the Independent Expert’s assessed value per Merged Group share of A$26.25 to A$29.81 or that they will trade at or above the price of Woodside Shares on the Last Practicable Date of A$33.20.

1.4 Other considerations

In considering how to vote in relation to the Merger Resolution, Woodside Shareholders should be aware that there are a number of risks, both general in nature and specific to the Merger and the Merged Group. These include:

•	Risks relating to Implementation of the Merger
•	Risks relating to the Merged Group, and
•	Risks relating to the ownership of Woodside Shares.

These risks are described in detail in Section 8.

Certain risks associated with the Merger are also considered in the Independent Expert Report which is included in full in this Merger Explanatory Memorandum at Annexure 3. In particular, the Independent Expert points out that the Merger is being undertaken at a time of significant geopolitical unrest, during a period of significant global uncertainty arising from the impact of COVID-19 variants and against a background of increasing focus by the global community on environmental, social and governance issues, and that evaluation of the Merger requires Woodside Shareholders to consider both matters of value and also the broader commercial and qualitative aspects of the proposal in order to determine how to vote. Woodside Shareholders are encouraged to read the Independent Expert Report in detail for these reasons.

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2	Frequently asked questions

This section answers some frequently asked questions about the Merger. It is not intended to address all relevant issues for Woodside Shareholders. This section should be read together with all other parts of this Merger Explanatory Memorandum.

Question	Answer	More information
Why have I received this Merger Explanatory Memorandum?	The information set out in this Merger Explanatory Memorandum will assist you, as a Woodside Shareholder, to decide how you wish to vote on the Merger Resolution at the Meeting.	Please see Section 1 for further information regarding the reasons to vote for or against the Merger Resolution.
What is the Merger?

If the Merger is implemented, Woodside will acquire all of the issued share capital in BHP Petroleum International Pty Ltd, which holds BHP’s oil and gas business, and Woodside will issue 914,768,948 New Woodside Shares to BHP as part of the Merger Consideration, with those New Woodside Shares to be immediately distributed by BHP to, or for the benefit of, BHP Shareholders.[14]

The Merged Group will be owned by Existing Woodside Shareholders (as to approximately 52%) and BHP Shareholders (as to approximately 48%) (based on the issue of 914,768,948 New Woodside Shares and the number of Woodside Shares outstanding on the Last Practicable Date) subject to any BHP Shareholders being Ineligible Foreign BHP Shareholders or Relevant Small Parcel BHP Shareholders.

The Merger is subject to satisfaction of various Conditions, including Woodside Shareholder Approval, regulatory and other approvals as detailed in Section 10.2.

Please see Section 3 for further information on the Merger.
Why is Woodside proposing the Merger?

The Woodside Board considers that the Merger of Woodside and BHP Petroleum is a highly attractive opportunity that is expected to create a top 10 global independent energy company by production and the largest energy company listed on the ASX.[15] The Merger is expected to deliver benefits for both Woodside Shareholders and BHP Shareholders by creating a long-life conventional portfolio of scale and diversity of geography, product and end markets.

See Section 1.2 for information regarding the reasons to vote for the Merger Resolution and Section 3.1 for further information regarding why Woodside is proposing the Merger.
Does the Woodside Board recommend the Merger Resolution?

The Woodside Board unanimously recommends that Woodside Shareholders vote in favour of the Merger Resolution, in the absence of a Superior Proposal and subject to the Independent Expert maintaining its conclusion that the Merger is in the best interests of Woodside Shareholders.

Please see Section 3.2 for further information regarding the recommendation of the Woodside Board.

[14]

The number of New Woodside Shares to be issued assumes that no additional Woodside Shares are issued in connection with a Permitted Equity Raise and no further declaration of Woodside Dividends will occur prior to Implementation.

[15]

Top 10 global independent energy company by hydrocarbon production. Woodside analysis based on the Wood Mackenzie Corporate Benchmarking Tool Q4 2021, 1 December 2021. See the section titled ‘Disclaimer and Important Notices’ for clarification of independent energy company.

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Question	Answer	More information
What has the Independent Expert said?

The Independent Expert has concluded that the Merger is in the best interests of Woodside Shareholders.

The Independent Expert Report is included in full in this Merger Explanatory Memorandum at Annexure 3.

Please see Section 3.4 and the Independent Expert Report for further information regarding the Independent Expert’s conclusion.
What are the reasons to vote for the Merger Resolution and the benefits of the Merger Resolution?

The reasons why you should consider voting for the Merger Resolution are set out in Section 1.2, and include that the Merger is expected to:

•  Create a portfolio of complementary, long-life conventional gas and high-margin oil assets;

•  Strengthen free cash flow generation through the investment cycle and add substantial balance sheet capacity;

•  Support shareholder returns through continued capital discipline;

•  Deliver a strong growth profile and a wide range of growth opportunities;

•  Create an opportunity for energy transition leadership and increased capacity to navigate the energy transition; and

•  Unlock pre-tax synergies of more than US$400 million per annum.

The Merger has the unanimous support of the Woodside Board.

Note also the conclusions of the Independent Expert set out above.

Please see Section 1.2 for further information regarding the reasons to vote for the Merger Resolution.
What are the reasons to vote against the Merger Resolution and disadvantages of the Merger Resolution?

The reasons why you might consider voting against the Merger Resolution are set out in Section 1.3, and include that:

•  You may not agree with the recommendation of the Woodside Board and/or the conclusion of the Independent Expert;

•  The risk profile of the Merged Group will change, which you may consider to be disadvantageous to you relative to the risk profile of the current Woodside business;

•  Your percentage shareholding and voting power in Woodside will be diluted by the issue of the Share Consideration; and

•  Woodside Shares may trade below the current price.

Please see Section 1.3 for further information regarding the reasons to vote against the Merger Resolution.
What are the potential risks of the Merger?

If the Merger is implemented, Woodside Shareholders may be exposed to several risks including, but not limited to risks relating to:

•  Implementation of the Merger;

•  The Merged Group; and

•  The ownership of Woodside Shares.

Please see Section 8 for further information regarding the potential risks in relation to Implementation of the Merger, the Merged Group and Woodside Shares.
What happens if the Merger Resolution is not approved?	If the Merger Resolution is not approved, the Merger will not be completed, Woodside will not pay the Merger Consideration and BHP Petroleum will remain a wholly owned subsidiary of BHP.	Please see Section 8.2 for further information regarding what happens if the Merger Resolution is not approved.

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Question	Answer	More information
What if I cannot or do not wish to attend the Meeting?

Woodside Shareholders who cannot or do not wish to attend the Meeting may appoint a proxy to attend and vote at the Meeting or may utilise direct voting to exercise their voting rights without needing to attend the Meeting or appoint a proxy. The Company encourages you to register your direct voting or proxy instructions online at the Share Registry website www.investorvote.com.au.

Please see the Notice of Meeting for further information regarding instructions on how to vote.
Is voting compulsory?	Voting is not compulsory. However, your vote is important in deciding whether the Merger is approved.	N/A
Who is excluded from voting on the Merger Resolution?

Woodside will disregard any votes cast in favour of the Merger Resolution by or on behalf of:

•  Any persons who are expected to participate in, or who will obtain a material benefit as a result of, the proposed issue of New Woodside Shares (except a benefit solely by reason of being the holder of ordinary shares in Woodside or BHP or tradeable interests in those shares, such as in the form of ADSs); or

•  An associate of that person or those persons.

Please see the Notice of Meeting for further information regarding voting exclusions.
When will the results of the Meeting be known?

Results of the Merger Resolution are expected to be known shortly after the close of the Meeting on 19 May 2022.

Results will be released to ASX and uploaded to Woodside’s website at www.woodside.com.au once they are known.

N/A
What are the tax implications of the Merger for Woodside Shareholders?

Woodside Shares held by existing Woodside Shareholders will not be impacted by Implementation of the Merger, and they will not receive any consideration in connection with the Merger (unless they are also an Eligible BHP Shareholder and receive New Woodside Shares in that capacity). Accordingly, there are no Australian tax implications of the Merger for Existing Woodside Shareholders in their capacity as a Woodside Shareholder.

Please see Section 9 for further information regarding the Australian income tax, GST and stamp duty implications for Woodside Shareholders who are also Eligible BHP Shareholders of Implementation and of holding New Woodside Shares.

What relationship will exist between Woodside and BHP following the Merger with respect to the BHP Petroleum business?

Following Implementation, Woodside and BHP will remain as separate entities, with their respective securities listed on several stock exchanges. With respect to BHP Petroleum, BHP will continue to provide certain services through the Integration and Transition Services Agreement, which BHP and Woodside entered into simultaneously with their entry into the Share Sale Agreement.

See Section 10.3.2 for further information regarding the Integration and Transition Services Agreement.

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Question	Answer	More information
Is Implementation subject to any conditions?

Implementation of the Merger is subject to the satisfaction (or waiver, if permitted) by 30 June 2022 (or an agreed later date) of a number of Conditions as set forth in the Share Sale Agreement including, among others, approval by certain regulatory and competition authorities, approval of Woodside Shareholders, the issuing of the Independent Expert Report with a “best interests” conclusion, and the completion of the Restructure. A vote of BHP Shareholders is not required to complete the Merger.

The Merger Resolution will be approved if more than 50% of the Woodside Shares voted at the Meeting are voted in favour of the Merger Resolution. Three Woodside Shareholders present at the Meeting will constitute a quorum.

If the Merger Resolution is not approved by Woodside Shareholders (or if any other Condition to Implementation is not met or waived), the Merger will not complete, Woodside will not pay the Merger Consideration and BHP Petroleum will remain a wholly owned subsidiary of BHP (unless BHP determines otherwise).

See Section 10.3.1 for further information regarding the Conditions.
When will the Merger be completed?

Woodside and BHP are working to complete the Merger in accordance with the Share Sale Agreement. In addition to regulatory approvals, and assuming that the Merger Resolution is approved by Woodside Shareholders at the Meeting, other important Conditions to the Implementation of the Merger exist. Subject to the satisfaction of all outstanding Conditions, Woodside and BHP are targeting Implementation on 1 June 2022. The Share Sale Agreement contains a cut-off date of 30 June 2022 for Implementation, which may be extended at the agreement of Woodside and BHP.

N/A.
What happens if the Merger does not complete?	If the Merger does not complete for any reason, Woodside will not pay the Merger Consideration and BHP Petroleum will remain a wholly owned subsidiary of BHP (unless BHP determines otherwise).	Please see Section 8.2 for further information regarding what happens if the Merger Resolution is not approved.

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Question	Answer	More information
What will BHP Shareholders receive if the Merger completes? After the Merger, how much of the combined company will BHP Shareholders own?

Upon Implementation, BHP Shareholders will be entitled to, in aggregate, 914,768,948 New Woodside Shares (assuming that no additional Woodside Shares are issued in connection with a Permitted Equity Raise and no further declaration of Woodside Dividends will occur prior to Implementation).

The Merged Group will be owned by Existing Woodside Shareholders (as to approximately 52%) and BHP Shareholders (as to approximately 48%) (based on the issue of 914,768,948 New Woodside Shares and the number of Woodside Shares outstanding on the Last Practicable Date) subject to any BHP Shareholders being Ineligible Foreign BHP Shareholders or Relevant Small Parcel BHP Shareholders.

Eligible BHP Shareholders will be entitled to a specific number of New Woodside Shares in respect of each BHP Share that the BHP Shareholder holds at the Distribution Record Date, which date will be set by BHP. Based on the number of New Woodside Shares to be issued and the number of BHP Shares outstanding on the Last Practicable Date, each BHP Shareholder is expected to be entitled to approximately 0.1807 New Woodside Shares in respect of each BHP Share.

See Sections 3.1 and 3.3 in relation to the number of New Woodside Shares to which BHP Shareholders will be entitled upon Implementation.
Where will I be able to trade Woodside Shares after Implementation?

Woodside Shares are currently listed on ASX under the ticker symbol “WPL”.[16]

Woodside will also seek a secondary listing for Woodside ADSs to be listed and trade on the NYSE. No trading market exists in the United States for Woodside Shares. BHP ADS Holders will not be able to trade the New Woodside Shares underlying the New Woodside ADSs received as Share Consideration for the BHP ADSs before the New Woodside Shares are deposited with the Woodside Depositary and corresponding New Woodside ADSs are issued and delivered to the BHP ADS Holders.

In addition, Woodside will make applications to the FCA and the LSE for all of the Woodside Shares to be admitted to the standard listing segment of the Official List and to trading on the LSE’s Main Market for listed securities.

See Sections 3.3.1 and 10.6 for further information relating to the secondary listings.
What if I am also a BHP Shareholder?	If you are an Existing Woodside Shareholder who is also a BHP Shareholder, you should carefully consider all material made available to you by BHP.	N/A
Where can I find more information about Woodside, BHP Petroleum and the Merger?	You can find out more information about Woodside, BHP Petroleum and the Merger by reading this Merger Explanatory Memorandum. See also response to “Further questions” below.	N/A
Further questions	If you are in any doubt as to any action to take in relation to the Merger, you should consult your legal, financial, taxation or other professional adviser.	N/A

[16]

At its Meeting to be held on 19 May 2022, Woodside is proposing a resolution to change its name from “Woodside Petroleum Ltd” to “Woodside Energy Group Ltd”. Woodside has reserved the ticker symbol “WDS”, and will formally apply to change the ticker symbol after its name change takes effect.

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3	Overview of the Merger

3.1 Outline of the Merger

On 17 August 2021, Woodside and BHP announced that they had entered into a Merger Commitment Deed, with an effective date of 1 July 2021, to combine BHP Petroleum assets and Woodside through an all-stock merger. The Merger will be on a cash-free and debt-free basis, where BHP Petroleum will settle all intercompany loan balances prior to Implementation.

With the combination of two high quality asset portfolios, the Merger is expected to create a top 10 global independent energy company by production and the largest energy company listed on ASX.17 Woodside believes that the Merger will help it supply the energy needed for global growth, and support its financial resilience, through the energy transition.

On 22 November 2021, Woodside and BHP entered into a binding Share Sale Agreement to implement the Merger (together with an Integration and Transition Services Agreement, which sets out the parties’ obligations in relation to the separation, transition and integration of BHP’s oil and gas portfolio with Woodside’s oil and gas portfolio).

If the Merger is implemented, Woodside will acquire all of the issued share capital in BHP Petroleum International Pty Ltd, which holds BHP’s oil and gas business, and Woodside will issue 914,768,948 New Woodside Shares to BHP as part of the Merger Consideration,18 with those New Woodside Shares to be immediately distributed by BHP to Eligible BHP Shareholders (and transferred to the Sale Agent, in the case of New Woodside Shares attributable to Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders).

The Merged Group will be owned by Existing Woodside Shareholders (as to approximately 52%) and BHP Shareholders (as to approximately 48%) (based on the issue of 914,768,948 New Woodside Shares and the number of Woodside Shares outstanding on the Last Practicable Date) subject to any BHP Shareholders being Ineligible Foreign BHP Shareholders or Relevant Small Parcel BHP Shareholders.

Eligible BHP Shareholders will be entitled to a specific number of New Woodside Shares in respect of each BHP Share that the BHP Shareholder holds at the Distribution Record Date, which date will be set by BHP. Based on the number of New Woodside Shares to be issued and the number of BHP Shares outstanding on the Last Practicable Date, each BHP Shareholder is expected to be entitled to approximately 0.1807 New Woodside Shares in respect of each BHP Share.

The Merger is subject to satisfaction (or waiver, if permitted) of various Conditions including Woodside Shareholder Approval and regulatory and other approvals as detailed in Section 10.2.

If all of the Conditions are satisfied (or waived, if permitted), including Woodside Shareholder Approval, then:

●	100% of the issued share capital of BHP Petroleum International Pty Ltd will be transferred to Woodside (or its nominee) and BHP Petroleum will become a wholly owned subsidiary of Woodside

●	Woodside will pay to BHP the Merger Consideration, including the Share Consideration of 914,768,948 New Woodside Shares which will be issued to BHP[19]

●

BHP will immediately distribute to Eligible BHP Shareholders (and transfer to the Sale Agent, in the case of New Woodside Shares attributable to Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders) the Share Consideration, pro rata to their respective ownership of BHP

[17]

Top 10 global independent energy company by hydrocarbon production. Woodside analysis based on the Wood Mackenzie Corporate Benchmarking Tool Q4 2021, 1 December 2021. See the section titled ‘Disclaimer and Important Notices’ for clarification of independent energy company.

[18]

The number of New Woodside Shares to be issued assumes that no additional Woodside Shares are issued in connection with a Permitted Equity Raise and no further declaration of Woodside Dividends will occur prior to Implementation.

[19]

The number of New Woodside Shares to be issued assumes that no additional Woodside Shares are issued in connection with a Permitted Equity Raise and no further declaration of Woodside Dividends will occur prior to Implementation.

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●

Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders will receive a cash payment from the proceeds of the sale of New Woodside Shares by the Sale Agent in lieu of receiving New Woodside Shares.

Following Implementation, the Merged Group will comprise Woodside and its subsidiaries, including each member of the BHP Petroleum group.

From the date of issue, New Woodside Shares issued as the Share Consideration will be fully paid and rank equally with Woodside Shares currently on issue. Following Implementation, Woodside Shares will continue to be listed on ASX, and Woodside will make applications for secondary listings on the NYSE in the United States (in the form of Woodside ADSs) and on the LSE in the United Kingdom.

Section 10.3.1 provides details about the timing for the payment of the cash proceeds from the sale of New Woodside Shares by the Sale Agent that Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders will receive in lieu of the receipt of New Woodside Shares under the Merger.

Implementation will not result in any change to any BHP Shareholder’s ownership of BHP Shares.

3.2 Board / Director recommendations

After carefully considering all aspects, benefits and risks of the Merger and the Independent Expert Report (including the Independent Technical Specialist Report), the Woodside Directors unanimously:

●	Support the Merger; and

●	Recommend that Woodside Shareholders vote in favour of the Merger Resolution,

in the absence of a Superior Proposal and subject to the Independent Expert maintaining its conclusion that the Merger is in the best interests of Woodside Shareholders.

Each Woodside Director intends to vote in favour of the Merger Resolution in respect of any Woodside Shares they hold or control, in the absence of a Superior Proposal and subject to the Independent Expert maintaining its conclusion that the Merger is in the best interests of Woodside Shareholders. In reaching their recommendation, the Woodside Directors have considered a range of factors, including the potential for Existing Woodside Shareholders to share in the potential value creation from the expected diversification, growth and scale of the Merged Group. Refer to Sections 1.2 and 1.3 for a discussion of some of the matters that the Woodside Board has taken into account in making its recommendation to Woodside Shareholders.

3.3 Merger consideration

Under the Share Sale Agreement, the Merger will take economic effect from 1 July 2021.

As a result, subject to Implementation, Woodside will become entitled to the economic benefit and risks of the BHP Petroleum assets and liabilities that are the subject of the Merger with effect from 1 July 2021, and BHP Shareholders will become entitled to the agreed number of Woodside Shares with adjustment for dividends and certain other events from that same date. Movements in the value of either BHP Petroleum’s assets or Woodside Shares after 1 July 2021 will not affect the “merger ratio” and would be to the benefit or detriment of each party.

Nevertheless, for accounting purposes, the Merger will be treated as if it is effective as of the Implementation Date. The accounting treatment of the consideration paid by Woodside will be determined by the price of the Woodside Shares at the Implementation Date. The price of Woodside Shares has increased by approximately 50% from 1 July 2021 to the Last Practicable Date for a variety of potential reasons including increases in commodity prices. Accounting standards require the value of Woodside Shares (including the increase in the value of Woodside Shares from July 2021 to the Implementation Date) to be allocated to the BHP Petroleum assets and liabilities acquired at their fair value and any amount above that allocated to goodwill. Following Implementation, Woodside will need to determine the fair value of the BHP Petroleum assets and liabilities as at the Implementation Date and calculate the value of goodwill on acquisition to be recognised. Subsequently, on an ongoing basis, Woodside will need to assess the extent to which the goodwill may be impaired.

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The Pro Forma Financial Information includes an estimate of goodwill arising on acquisition, based on assumptions as to the price of Woodside Shares and other factors. See Section 7 for further information.

If the Merger is implemented, Woodside will acquire 100% of the issued share capital of BHP Petroleum International Pty Ltd in exchange for:

●

The Share Consideration: the issue of 914,768,948 New Woodside Shares by Woodside to BHP on Implementation, with those New Woodside Shares to be immediately distributed by BHP to, or for the benefit of, BHP Shareholders[20]

●	The following cash payments:

-	The Woodside Dividend Payment, payable by Woodside to BHP on Implementation, and

-	Any other adjustments to the Merger Consideration payable in accordance with the Share Sale Agreement.

Separately, if required, BHP will pay to Woodside, or Woodside will pay to BHP, the Locked Box Payment on Implementation. The Locked Box Payment refers to:

●	The net cashflows generated by BHP Petroleum (adjusted for permitted adjustments) since the Effective Time,

●	Net of any cash retained in bank accounts beneficially controlled by BHP Petroleum.

Further information regarding the Share Sale Agreement, the Woodside Dividend Payment and the Locked Box Payment is set out in Section 10.3.1.

3.3.1       Share Consideration

With respect to the Share Consideration, BHP has provided Woodside with written notice stating that BHP directs Woodside to issue the Share Consideration to BHP, following which BHP will procure that the New Woodside Shares are immediately distributed to Eligible BHP Shareholders (or transferred to the Sale Agent, in the case of New Woodside Shares attributable to Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders).

Upon Implementation, Woodside will issue New Woodside Shares and:

●	Ensure that each New Woodside Share is unencumbered, fully paid up and ranks equally with existing Woodside Shares

●	Procure that all New Woodside Shares are listed for quotation on ASX (or relevant secondary listing exchanges), and

●

Cause a holding statement or allotment confirmation advice to be promptly despatched to each BHP Shareholder and Depositary Interest holder that has received New Woodside Shares or Depositary Interests (respectively).

Eligible BHP Shareholders will be entitled to a specific number of New Woodside Shares in respect of each BHP Share that the BHP Shareholder holds at the Distribution Record Date (which date will be set by BHP), with their aggregate entitlement to New Woodside Shares rounded down to the nearest whole number of New Woodside Shares. Based on the issue of 914,768,948 New Woodside Shares and the number of BHP Shares outstanding on the Last Practicable Date, Eligible BHP Shareholders are expected to be entitled to approximately 0.1807 New Woodside Shares in respect of each BHP Share.

Based on the closing price of Woodside Shares on each of the relevant dates specified in the table below, the Share Consideration implies the total consideration as set out in the table below.

Date	Event	Closing Woodside share price	AUD/USD	Number of Woodside Shares issued to BHP at Implementation	Share Consideration value (USD)

16 August 2021	Last trading day before the Merger was announced	A$21.18	0.7336	914,768,948	$14.213 billion

[20]

The number of New Woodside Shares to be issued assumes that no additional Woodside Shares are issued in connection with a Permitted Equity Raise and no further declaration of Woodside Dividends will occur prior to Implementation.

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19 November 2021	Last trading day before the Share Sale Agreement was entered into	A$22.11	0.7274	914,768,948	$14.712 billion

24 March 2022	Last Practicable Date	A$33.20	0.7473	914,768,948	$22.696 billion

The 914,768,948 New Woodside Shares to be issued as Share Consideration will represent approximately 48% of the shares on issue in the Merged Group upon Implementation, with Existing Woodside Shareholders owning approximately 52% of the Merged Group.21

From the Implementation Date, the New Woodside Shares received as part of the Merger Consideration will be fully paid and rank equally with existing Woodside Shares.

Following Implementation, Woodside Shares will continue to be listed on ASX.

BHP ADS Holders will be issued New Woodside Shares in the form of Woodside ADSs, each representing a Woodside Share. Woodside will file with the SEC the U.S. Registration Statements for the issue of the Woodside ADSs and the distribution of the New Woodside Shares under U.S. securities laws prior to the Meeting. In addition, Woodside has applied to list the Woodside ADSs on the NYSE, under the symbol “WDS”.

Woodside will also apply for admission of the Woodside Shares in the United Kingdom on the LSE under a standard listing, under the symbol “WDS”.

See Section 10.6 for further information. Further information can also be found in the U.S. Registration Statements and the UK prospectus which are expected to be filed by Woodside and released to ASX shortly following the date of this Merger Explanatory Memorandum.

3.3.2       Woodside Dividend Payment and Locked Box Payment

Separate to the Share Consideration, on Implementation:

●	Woodside will pay the Woodside Dividend Payment to BHP; and

●	If required, BHP will pay to Woodside, or Woodside will pay to BHP, the Locked Box Payment.

The Woodside Dividend Payment is, in effect, the payment to BHP of a cash amount at Implementation representing the cash dividend that would have been received (between the Effective Time and Implementation) by BHP Shareholders if they had been issued the Share Consideration at the Effective Time. The Woodside Dividend Payment amounts to $830 million.

The Locked Box Payment is a payment from BHP to Woodside at Implementation representing the positive net cash flow generated by BHP Petroleum (adjusted for permitted adjustments) following the Effective Time (or, if that amount were negative, Woodside will be required to make a cash payment to BHP at Implementation). As at the date of this Merger Explanatory Memorandum, Woodside estimates the Locked Box Payment (based on an Implementation Date of 1 June 2022) to be approximately $1.6 billion (such amount to be reduced by any cash held in bank accounts beneficially controlled by BHP Petroleum as at the Implementation Date), payable by BHP to Woodside.22

Further information regarding the Share Sale Agreement, the Woodside Dividend Payment and the Locked Box Payment is set out in Section 10.3.1.

[21]	In each case assuming that no additional Woodside Shares are issued in connection with a Permitted Equity Raise and no further declaration of Woodside Dividends will occur prior to Implementation
[22]

This estimate is based on Woodside’s current expectations of BHP Petroleum net cash flows (adjusted for permitted adjustments) for the period from 1 July 2021 to 1 June 2022 (when Implementation is expected to occur). The estimate assumes an average Brent oil price in 2022 of $107/bbl. Given this is an estimate only, the actual amount of the Locked Box Payment may vary (potentially significantly) from the amount currently anticipated by Woodside due to a variety of factors, including as a result of volatility in commodity prices. Please refer to the “Disclaimer and important notices” section (including under the heading “Forward-looking statements”) for important cautionary information relating to forward-looking statements.

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3.3.3       Ineligible Foreign BHP Shareholders

A BHP Shareholder who is not an “Eligible BHP Shareholder” will be an “Ineligible Foreign BHP Shareholder” for the purposes of the Merger (except certain South African BHP Shareholders who validly elect to receive New Woodside Shares in accordance with arrangements to be outlined by BHP). Ineligible Foreign BHP Shareholders will not receive New Woodside Shares in connection with the Merger.

Refer to Section 10.4 for further information in relation to the treatment of Ineligible Foreign BHP Shareholders.

3.3.4       Small Parcel BHP Shareholders

A Small Parcel BHP Shareholder who validly elects (in accordance with the instructions to be issued by BHP) to have the New Woodside Shares to which they will be entitled (pursuant to the Merger and the subsequent BHP distribution of New Woodside Shares) sold by the Sale Agent under the sale facility will be a “Relevant Small Parcel BHP Shareholder”. Relevant Small Parcel BHP Shareholders will not receive New Woodside Shares in connection with the Merger.

Refer to Section  10.5 for information in relation to the treatment of Relevant Small Parcel BHP Shareholders.

3.4 Independent Expert conclusion

To assist Woodside Shareholders to assess the Merger and consider whether to vote in favour of the Merger Resolution Woodside appointed KPMG as the Independent Expert, to prepare the Independent Expert Report.

The Independent Expert has concluded that the Merger is in the best interests of Woodside Shareholders. This conclusion is on the basis that the Independent Expert has assessed the underlying value of Woodside as a standalone entity to be in the range of A$23.09 to A$26.42 per Woodside share and the value of the Merged Group to be in the range of A$26.25 and A$29.81 per Merged Group share. As the range of assessed values for a Woodside share prior to the Merger lies predominately below the range of assessed values for a share in the Merged Group on an equivalent basis, the Merger is fair to Woodside Shareholders.

The Independent Expert also concludes that the aggregate 52% interest that Woodside Shareholders will hold in the Merged Group is broadly consistent with Woodside’s contribution to the Merged Group.

As part of its assessment, the Independent Expert points out that the Merger is being undertaken at a time of significant geopolitical unrest, during a period of significant global uncertainty arising from the impact of COVID-19 variants and against a background of increasing focus by the global community on environmental, social and governance issues, and that evaluation of the Merger requires Woodside Shareholders to consider both matters of value and also the broader commercial and qualitative aspects of the proposal in order to determine how to vote.

The Independent Expert outlines certain matters that it believes Woodside Shareholders should also consider in deciding how to vote on the Merger Resolution, including that:

●

The change in the investment characteristics of holding a share in the Merged Group compared to Woodside as a standalone entity, including that Woodside Shareholders will benefit from a larger, more financially robust, geographically diverse business, with the potential for increased liquidity and investor interest

●	The Merger is expected to increase Woodside’s capacity to successfully navigate and take a leading position in relation to the transition to new energy

●	The potential for Woodside Shareholders to participate in further operational and strategic synergies over and above those included by it in its assessed values for the Merged Group

●

BHP Petroleum’s asset base provides Woodside with immediate access to significant development and growth opportunities, within a timeframe that is unlikely otherwise to have been available to Woodside as a standalone entity

●	Woodside has indicated that it does not intend, at this time, to change its dividend policy

●	The merger ratio is broadly supported by various financial and other relative contribution measures, and

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●	It is arguable that, in theory, completion of the Merger may reduce the prospect of Woodside Shareholders receiving an offer for their shares inclusive of a full premium for control.

Based on its assessed values and these factors, the Independent Expert concludes that on balance Woodside Shareholders will be better off approving the Merger Resolution.

The Independent Expert Report is included in full in this Merger Explanatory Memorandum at Annexure 3. Woodside Shareholders are encouraged to read the Independent Expert Report in detail to understand these commercial and qualitative considerations.

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4	Industry Overview

4.1 Overview

Woodside overview

Woodside operates as an explorer for and producer of energy products.

Woodside’s Australian operations are primarily in Western Australia. Domestic gas is sold to customers in Western Australia. LNG, LPG, condensate and oil are sold to customers primarily in Asia. Woodside’s operations outside of Australia are not in production.

BHP Petroleum overview

BHP Petroleum also operates as an explorer for and producer of energy products.

BHP Petroleum’s Australian operations are on the east and west coasts of Australia. Domestic gas is sold to customers in Australia. Crude oil and gas is sold to customers in Japan, South Korea and China. BHP Petroleum’s global operations are in the United States Gulf of Mexico (“U.S. GOM”) and the Republic of Trinidad and Tobago (“T&T”). Crude oil products from BHP Petroleum’s U.S. GOM operations are sold into the U.S. domestic and global oil market with gas volumes sold into the U.S. domestic gas market. Similarly, crude oil produced from BHP Petroleum’s T&T operation is sold into the global oil market and gas volumes are sold domestically.

4.2 Australia oil and gas overview

Australia is home to substantial onshore and offshore oil and gas reserves, the development of which has underpinned the nation’s position as a leading global LNG exporter.

There are two distinct regional gas markets which service domestic gas consumption, one on each coast of Australia.

4.3 West coast of Australia domestic gas market

4.3.1       Market overview

The Western Australian domestic gas market primarily services several large industrial consumers and mining firms, the majority of which are supplied directly through the transmission network (such as the Dampier to Bunbury Natural Gas Pipeline and the Goldfields Gas Pipeline). The remaining large customers are supplied by domestic LNG facilities, which convert natural gas to LNG which is then transported by road. Customers supplied through the retail distribution network account for 6% of Western Australia’s total domestic gas consumption. Despite its relatively small population, Western Australia has the highest natural gas consumption of all Australian states. Western Australia consumed 669 PJ of gas in 2018-2019, approximately 42% of Australia’s total gas consumption.

The large majority of gas reserves in Western Australia are from conventional reservoirs located in the Carnarvon and Perth basins. While most of Western Australia’s gas reserves are developed as LNG export projects, domestic supply in Western Australia is underpinned by a domestic gas reservation policy (“WA Domestic Gas Policy”). Under the policy, introduced in 2006, gas equivalent to 15% of LNG production from LNG export projects is required to be reserved for domestic use as a condition of LNG project approval. The WA Domestic Gas Policy contains flexibility, allowing negotiations to occur on a case-by-case basis regarding the method by which the LNG project proponents fulfil their domestic gas commitments, including from alternative sources.

4.3.2       Key recent trends

In 2021, a number of producers made progress on developing and commercialising domestic gas fields and LNG projects which are likely to contribute to supply in the coming years. Demand for Western Australia’s key commodities, particularly gold and iron ore, has remained strong throughout the COVID-19 pandemic which has flowed through to increased domestic gas demand for mining operations.

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The Western Australian Government clarified the WA Domestic Gas Policy to state that it would not agree to exports of gas through the Western Australian pipeline network, and that supply of gas to the east coast would be treated as an export for the purposes of the policy.

In the past 18 months there has been an increase in proposed hydrogen projects, with a number of producers, including Woodside, entering into hydrogen development opportunities. As at January 2022, the Western Australian Government was funding seven renewable hydrogen feasibility studies as part of the Renewable Hydrogen Strategy. The studies include examining solar hydrogen for waste collection and light vehicle fleets in Cockburn, a hydrogen refuelling hub in Mandurah, and the potential for an electrolysis hydrogen production plant in the Great Southern or Wheatbelt regions of Western Australia.

4.3.3       Market dynamics

The Western Australian domestic gas market is characterised by:

●	Large gas reserves that are generally located offshore and developed mainly to supply the global LNG market

●	A limited number of large suppliers/producers and consumers

●	Bilateral, confidential, long-term take-or-pay gas sales contracts

●	Residential, commercial, and small industrial consumers comprising a small proportion of total demand

●	Small volumes of short-term and spot gas sales

●	A small number of pipelines, interconnectors, and limited surplus pipeline capacity

●	Information about supply that is available to be contracted, potential buyers, and gas contract pricing is not readily available, and

●	78 PJ of storage capacity.

4.3.4       Demand outlook

According to the Australian Energy Market Operator (“AEMO”), gas consumption in Western Australia is expected to be supported by strong demand for the State’s commodities through the development of new resources projects. Long-term west coast gas demand is expected to grow moderately at an average annual rate of 0.8% until 2031, growing from 1,071 TJ/day in 2022 to 1,150 TJ/day in 2031. In 2021, large customers accounted for approximately 85% of gas consumed in Western Australia with a majority of gas consumed in the minerals processing, mining and electricity generation sectors.

4.3.5       Supply outlook

Gas supply to the Western Australian domestic market is largely dependent on the sustained development of gas reserves. Overall, potential gas supply is projected to decline at an average annual rate of 1.40% between 2022 and 2031. AEMO notes that there is a large volume of undeveloped gas from fields such as Clio-Acme and Equus that could supply the Western Australian domestic market over the next 10 years but are currently too speculative to include in its potential supply forecasts.

4.3.6       Supply and demand balance

The supply of gas in the Western Australian domestic gas market is expected to be sufficient to meet demand until 2024. Between 2025 and 2027 gas demand may exceed supply by 51 PJ in total across these years, at rates of up to 85 TJ/day in 2026 (up to 7% of daily demand). From 2027 the Scarborough project is forecast to supply up to 210 TJ/d into the domestic market. The development of Perdaman Chemical and Fertiliser’s proposed urea project would add a large new consumer to the Karratha region; it is expected to start production in 2025 (subject to FID). After 2030, declining reserves at domestic gas only facilities is expected to cause forecast gas demand to again exceed forecasted supply.

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Figure 10	Domestic gas market balance, base scenario, 2022 to 2031[23]

4.4 East coast of Australia domestic gas market

4.4.1       Market overview

Australia’s east coast gas market includes New South Wales, Australian Capital Territory, Queensland, South Australia, Victoria and Tasmania, is connected by gas transmission pipelines, and also sources gas supply from the Northern Territory via the Northern Gas Pipeline. This market is characterised by:

●	Domestic gas demand of 553 PJ (2021), from the industrial, residential and commercial, and gas-fired power generation sectors

●	Key supply basins which include the Surat–Bowen Basin (Queensland), the Cooper Basin (South Australia), and Otway, Gippsland, and Bass Basins (Victoria)

●	Three LNG export projects located in Queensland, which consume about 70% of gas production in Eastern Australia

●	Approximately 200 PJ of gas storage capacity.

4.4.2       Key recent trends

Gas sales in the east coast market are heavily contract-based, with only a small share of production traded on the wholesale (spot) market. This is because long-term contracts provide producers the confidence to invest in new gas supply, and gas consumers security of supply at agreed price indices and levels. Bilateral contracts are negotiated between buyers and sellers, with a shift towards more shorter-term contracts in recent years. Negotiated price outcomes are generally not disclosed to the market.

Several spot hubs exist for short-term trading, however these volumes account for a relatively small share of the market (approximately 10-20%) and are used for market balancing by gas players.

Higher marginal costs of supply for new supply sources available in the east coast market may put upward pressure on prices, compared to pre-2015 levels. There is a forecasted risk of gas shortfalls in the east coast gas market as soon as winter 2023, prompting several developers to propose LNG import terminals to be built on the east coast.

[23]

Forecasts prepared by AEMO using information from gas producers, industry and government to project the supply-demand balance in the Western Australian gas market. Sourced from AEMO “2021 Western Australian Gas Statement of Opportunities”, published in December 2021

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4.4.3       Demand outlook

The outlook for gas demand in the long-term is uncertain, with forecasted scenarios ranging from relatively flat demand to steadily declining demand over time. This uncertainty arises from potential policy changes (e.g. Victoria’s proposed Gas Substitution Roadmap), the availability of gas supply that is affordable for more price-sensitive consumers, and the outlook for gas-fired power generation, which is subject to the growth of renewable energy and electricity storage, coal power plants, and electricity transmission connectivity between regions. Gas-fired power generation is increasingly playing a critical balancing role in the power sector, for periods of lower renewable energy and/or coal-fired power generation, making gas-fired power demand subject to short-term events.

4.4.4       Supply outlook

The east coast market’s supply outlook is forecast to be challenged, as reserves located near domestic demand centres in offshore Victorian basins, particularly the Gippsland Basin, are in decline.

The proposed introduction of LNG import terminals on the east coast of Australia at various locations (e.g. Victoria, New South Wales, and South Australia), could address these supply shortfall risks and provide incremental supply.

In April 2021, BHP announced the successful commissioning of the Gippsland Basin Joint Venture’s West Barracouta natural gas field in the Bass Strait offshore Victoria, which will provide new domestic gas supply to Australia’s east coast. The West Barracouta field is the largest domestic gas project in Australia in recent years and will help to increase the supply of gas to the east coast of Australia. In March 2022, ExxonMobil announced it was making incremental investments to deliver an additional 200 PJ of gas over the next five years, through the Gippsland Basin Kipper offshore field and the Turrum field.

Santos’ proposed Narrabri gas project in New South Wales has targeted FID for 2023 and would add a large new supply source if progressed.

4.4.5       Supply and demand balance

The east coast gas market is likely to have future supply shortfalls without the development of further gas resources and/or LNG import terminals. While the northern region of the east coast of Australia will be self-sufficient in gas until 2030, the southern region (which includes New South Wales, Australian Capital Territory, Victoria, Tasmania and South Australia) is contending with the decline of legacy basins. Gas supply to meet this shortfall may come from Queensland, Northern Territory, and/or LNG import terminals. However, pipeline capacity limitations and costs may constrain the available gas supply to the most southern states in particular: Victoria and Tasmania.

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Figure	11 Projected eastern and south-eastern Australia gas production (including export LNG), Central scenario, existing, committed, and anticipated developments, 2022E-2040E (PJ)[24]

4.5 LNG market

4.5.1       Market overview

The LNG market is a global export-driven market dominated by larger players. Australia was the largest LNG exporter by volume in 2021, producing 79.2 Mt compared to Qatar at 78.0 Mt and the U.S. at 67.5 Mt.

4.5.2       Key recent trends

The global LNG price recovery has accelerated since the lows experienced at the start of the COVID-19 pandemic, supported by a recovery in Chinese LNG demand (which was up 20% in the second half of 2021 compared to 2020), European carbon prices and other factors.

Global production in 2021 grew by 20 Mt on 2020 volumes. However, much of the “growth” is a result of LNG plants in marginal supply markets such as Egypt and the U.S. which are returning to regular production profiles after operating at reduced levels in 2020 due to depressed LNG prices. Supply has not been quick to rebound following the COVID-19 pandemic as a result of lower investment over 2015-2017 and also because of delays to several projects under construction. Organic supply growth is expected to return in 2022, as new projects in the U.S. and Indonesia come online. Overall capacity additions from under-construction projects during 2023-2025 are expected to be small, with Tortue FLNG Phase 1 (on the border of Senegal and Mauritania) expected in 2023 and Costa Azul Phase 1 (Mexico) in 2025. Woodside’s Scarborough development is targeted to commence production in 2026. The current conflict between Russia and Ukraine is likely to affect Russian projects, such as Arctic LNG-2 which had been expected to become operational in late 2023, and delays are possible.

4.5.3       Market dynamics

The majority of Australian LNG is sold into the Asia Pacific market under long-term bilateral contract arrangements, with pricing indexed to the price of crude oil. Historically these contracts have had durations of up to 25 years. This provided producers, particularly for greenfield projects, with a level of certainty on the recovery of significant upfront investment and provided purchasers long-term security of energy supply. In recent years, primarily due to the increased liquidity in the global LNG market, producers and purchasers in the Asian region have concluded bilateral contracts over shorter durations of between 5 and 15 years.

[24]

Forecasts prepared by AEMO using information from gas producers, industry and government to project the supply-demand balance in the eastern and south-eastern Australian gas markets. Sourced from AEMO “Gas Statement of Opportunities: For eastern and south-eastern Australia”, published in March 2022

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Historically the exact terms of the oil price linkage in Asian LNG contracts is negotiated confidentially between buyers and sellers, with contracted LNG prices traditionally linked to the price of JCC. JCC reflects the average price of crude oil imported into Japan and closely correlates to the lagged price of Brent oil. In recent years, Brent oil has been commonly used as a contract price marker for LNG in the Asian region, particularly in China, Korea, Taiwan, India and south-east Asia. This contrasts with the spot market pricing of domestic natural gas in North America, and to a lesser extent Europe, where competing sources of gas (pipeline and LNG) are priced in hubs. LNG exports from the United States are commonly indexed to the U.S. natural gas hub, Henry Hub.

In addition, as global markets become increasingly interdependent and physical liquidity rises, there has been an increase in term and spot sales arrangements in the Asia-Pacific region priced off the Platts JKM benchmark price assessment, which is reflective of gas-on-LNG competition and prevailing LNG market supply-demand balances.

Long-term LNG contracts are often subject to periodic price review which may occur through bilateral agreement or be triggered contractually as a result of significant movements in oil price. This is particularly the case with contracts greater than ten years in duration. While most of Australia’s LNG production continues to be traded via long-term contracts, there has been an increase in spot sales and short-term contract sales. A key contributing factor is the greater flexibility that short-term contracts can provide in terms of responding to changes in sources of supply and demand for LNG.

4.5.4      Demand outlook25

According to Wood Mackenzie, global LNG demand is expected to more than double in volume between 2021 and 2050. With indigenous production decline in Europe and parts of Asia, LNG imports are expected to become the preferred supply type for many economies. Europe, for example, could see LNG demand increase by 51 Bcm despite overall gas demand declines of 184 Bcm in 2021-2050. Asia represents almost 90% of all the gas demand growth for 2021-2050, and Australian LNG producers benefit from the close proximity to and long-term relationships with customers in Asian markets.

While there are challenges posed for natural gas demand due to the energy transition, Wood Mackenzie is forecasting global gas demand to grow between 2021 and 2035. Natural gas’ share in global total primary energy demand is expected to peak by the early 2040s, highlighting the role gas is expected to play in supporting the energy transition in the medium to longer-term. However, gas demand could see a substantial decline under Wood Mackenzie’s AET-1.5 scenario (Accelerated Transition 1.5-degree scenario). Wood Mackenzie’s AET-1.5 scenario outlines a view of the world that limits the average rise in global temperatures to 1.5 degrees Celsius compared with pre-industrial times.

4.5.5      Supply outlook

The 2020 COVID-19 pandemic and low oil and gas prices in 2020 resulted in a number of delays to the start dates for new LNG supply projects that are under-construction and to the timelines for projects that were proposed to take FID. In 2020, only one project took FID, the Energia Costa Azul LNG project in Mexico. In 2021, a few projects took FID, including Qatar’s North Field East project, the Darwin LNG backfill (Barossa) in Australia, Russia’s Baltic LNG (Ust-Luga) and the Scarborough-Pluto Train 2 project in Australia.

More than 96 Mtpa of under-construction LNG capacity is likely to become operational between 2026 and 2030. In addition, Wood Mackenzie estimates that up to 80 Mtpa of supply capacity will take FID within the next 36 months.

[25]

This paragraph includes statistical data and market analysis regarding global gas demand. This information has been taken from information published by Wood Mackenzie, a provider of market overview and analysis, in a report entitled “Commodity Report, Global Gas Demand” dated October 2021. This is licenced from Wood Mackenzie by Woodside.

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In the longer-term, Qatar, Russia and the U.S. were forecast to dominate LNG supply additions into the next decade, based on the large number of current project proposals and substantial and relatively low-cost gas resources. Russia’s role in energy markets after the invasion of Ukraine is uncertain.

4.6 Oil market

4.6.1      Market overview and dynamics

The COVID-19 pandemic reduced oil demand in 2020 to well below 2019 levels. After an increase of 5.6 MMbbl/d in 2021, the IEA estimates that oil demand will grow by 2.1MMbbl/d in 2022 to reach 99.7 MMbbl/d, slightly above pre-COVID-19 levels. The forecast reflects new estimates of reduced demand as a result of the Russia and Ukraine conflict.

In the second quarter of 2020, the oil market saw oil supply heavily outpacing world oil demand, leading to an increase in global oil inventories within a short span of a couple of months. In response to this situation, in April 2020, OPEC and non-OPEC oil producing countries participating in the ‘Declaration of Cooperation’, known as OPEC+, announced voluntary production adjustments commensurate with the material oil stock surplus, to achieve the rebalancing and stabilisation of the oil market.

Since early 2020, OPEC+ has been playing a significant role in balancing the market through production curbs. OPEC+ member countries have the ability to produce over 40% of the world’s crude oil. Equally important to global prices, OPEC+ oil exports can represent more than 60% of the total petroleum traded internationally. Due to this market share, OPEC+ actions can, and do, influence international oil prices.

The extent to which OPEC+ utilises available production capacity is often used as an indicator of the tightness of global oil markets, as well as an indicator of the extent to which OPEC+ is exerting upward influence on prices. The U.S. Energy Information Administration defines spare capacity as the volume of production that can be brought on within 30 days and sustained for at least 90 days. Saudi Arabia, the largest oil producer within OPEC+ and the world’s largest oil exporter, historically has had the greatest spare capacity. Saudi Arabia generally keeps more than 1.5 – 2 MMbbl/d of spare capacity on hand for market management. OPEC+ spare capacity provides an indicator of the world oil market’s ability to respond to potential crises that reduce oil supplies. As a result, oil prices tend to incorporate a rising risk premium when OPEC spare capacity reaches low levels.

Australia holds just 0.3% of the world’s oil reserves as of September 2021. Most of Australia’s known remaining oil resources are LPG and condensate, associated with offshore gas fields in the Browse, Carnarvon and Bonaparte basins. Australian oil production has been in decline since 2009 as new reserve developments have failed to match the rate of depletion in existing fields. Oil production in 2019 showed a reversal to this long-term trend following the start-up of the Greater Enfield (Woodside operated), Ichthys and Prelude projects.

The U.S. GOM area, both onshore and offshore, is one of the most important regions for energy resources and infrastructure. In 2021, production from U.S. GOM was affected by hurricane activity which resulted in prolonged outages.

4.6.2      Key recent trends

As at March 2022, oil prices were at decade highs. This was reflective of markets pricing in a geopolitical risk premium as a result of the conflict between Russia and Ukraine (Dated Brent was $127/bbl and WTI was $115/bbl) as a shortage of natural gas, LNG and coal boosted demand for oil while economic growth continues and global mobility improves. Despite increasing global COVID-19 cases in Q4 2021, measures taken by governments to contain the virus were less severe than during earlier waves and the resulting impact on economic activity and oil demand was relatively subdued. Oil demand exceeded IEA expectations in Q4 2021 increasing by 1.1 MMbbl/d to 99 MMbbl/d.

Prior to Russia’s invasion of Ukraine, world oil supply was projected to rise sharply in 2022 towards the year end as U.S. output bounced back from Hurricane Ida and responded to the higher price environment and as OPEC+ continued to unwind cuts. Canada and Brazil are also expected to achieve record production levels. Additionally in January 2022, Ecuador, Libya and Nigeria were already ramping up production.

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Notwithstanding the above supply increases, the current conflict between Russia and Ukraine is expected to create a supply shock, with the IEA estimating that from April 2022 as much as 3 MMbbl/d of Russian oil production could be shut in as a result of sanctions and self sanctions.

4.6.3      Long term demand and supply outlook

Demand for crude oil and petroleum products is influenced by many factors and is impossible to predict with certainty. Specifically, factors such as the rate of global economic growth, evolving energy policies, and technological trends will have material impacts on the path for long-term oil demand. The policies undertaken by governments to reduce carbon emissions will play a significant role in determining this path.

Wood Mackenzie26 , a provider of market data and analysis, estimated in November 2021 that global total liquids demand would continue to grow until peaking in 2034 at 108 MMbbl/d and then gradually decline thereafter. Under this outlook, by 2050 total demand will have retreated to 96 MMbbl/d, approximately 4 MMbbl/d lower than 2019 levels.

Other forecasters may make different assumptions about the drivers of oil demand and thus may have alternate outlooks. In addition, many forecasters consider the potential impact of global policies that could limit the average rise in global temperatures to 2 degrees Celsius or 1.5 degrees Celsius compared with pre-industrial times. Wood Mackenzie has developed such scenarios. For example, in their AET-1.5 scenario, which assumes that the average rise in global temperatures is limited to 1.5 degrees Celsius compared with pre-industrial times, oil demand peaks earlier and declines more rapidly than in the outlook described above. Under this scenario, oil demand declines by nearly two thirds from current levels by 2050.

Potential sources of supply to meet future oil demand include currently producing fields in the OPEC+ countries, the US and elsewhere, and new oil developments. With Russia being one of the world’s largest oil producers, the ongoing conflict between Russia and Ukraine and associated sanctions has created uncertainty over the long-term supply outlook from that region.

[26]

This paragraph includes statistical data and market analysis regarding oil supply and demand. This information has been taken from information published by Wood Mackenzie, a provider of market overview and analysis, in a report entitled “Macro Oils, Long-term outlook to 2050” dated November 2021. This is licenced from Wood Mackenzie by Woodside.

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5	Overview of BHP Petroleum

5.1 Overview

5.1.1      BHP Group overview

Incorporated in 1885, BHP is a leading global resources company with a market capitalisation of approximately A$250 billion.27 BHP’s operations revolve around the discovery, development, production and marketing of iron ore, metallurgical coal, copper, nickel and uranium. BHP also has substantial interests in potash, and, through BHP Petroleum, oil and gas. BHP is headquartered in Melbourne, Australia, with more than 80,000 employees and contractors, operating in over 90 locations worldwide. BHP Group Limited is registered in Australia with its registered office at 171 Collins Street, Melbourne, Victoria 3000, Australia.

5.1.2      BHP Petroleum overview

BHP pioneered the development of an oil and gas industry in Australia with the Bass Strait discovery in 1965. BHP Petroleum International Pty Ltd is a wholly owned subsidiary of BHP. The BHP Petroleum business now has conventional oil and gas assets located in the United States Gulf of Mexico (“U.S. GOM”), Australia, the Republic of Trinidad and Tobago (“T&T”), Algeria and Mexico, and appraisal and exploration options in T&T, central and western U.S. GOM, Eastern Canada, Barbados and Egypt. The crude oil and condensate, gas and natural gas liquids (“NGLs”) produced by the assets of BHP Petroleum are sold on the international spot and domestic markets. BHP Petroleum also includes BHP Petroleum’s effective interest in the Rhourde Ouled Integrated Development (“Algerian Assets”), which BHP is in the process of divesting.

During FY2021, BHP Petroleum achieved first production at two major development projects, both of which were delivered on or ahead of schedule. The Ruby oil and gas project in T&T achieved first production in May 2021. The Atlantis Phase 3 project achieved first production in the first half of the 2021 financial year. Total BHP Petroleum production and unit costs for FY2021 was 103 MMboe and $10.83/boe respectively.28

5.2 Overview of assets

5.2.1      Overview of BHP Petroleum assets

BHP Petroleum has an international portfolio of assets which includes oil and gas production in the U.S. GOM, Australian LNG, oil and domestic gas assets and T&T oil and domestic gas assets. Key growth in the portfolio is driven by sanctioned and unsanctioned developments to currently producing assets in the U.S. GOM, as well as the development of the Scarborough field in Australia.

[27]	Based on the closing price of BHP’s shares of A$49.30 as at the Last Practicable Date.
[28]

BHP Petroleum Unit costs are calculated as ratio of net costs of the assets to the equity share of production. BHP Petroleum unit costs exclude freight, exploration and development and evaluation expense and other costs that do not represent underlying cost performance of the business.

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Producing Assets as at 31 December 2021[29]

Asset	Description	Operator	BHP Petroleum participating interest	2021 Production[30] MMboe

Greater Shenzi[31]	Offshore oil and gas asset located in the U.S. GOM. Recently BHP approved the brownfield expansion of Shenzi via the Shenzi North Project.	BHP Petroleum	72%	9.4

Atlantis	Offshore oil assets located in the U.S. GOM.	BP	44%	13.9

Mad Dog	Offshore oil asset located in the U.S. GOM. Phase 2 expansion of the project is currently underway.	BP	23.9%	4.9

North West Shelf	LNG facility processing gas and condensate from the offshore North Rankin and Goodwyn-A offshore platforms. Onshore facilities include 5 LNG trains with 16.9 Mtpa export capacity, condensate trains and a domestic gas plant.	Woodside	16.67%[32]	22.7

Bass Strait	Southeast Australian major integrated oil and gas asset consisting of offshore facilities, onshore plants and associated pipeline infrastructure.	ExxonMobil	Gippsland Basin Joint Venture (GBJV): 50.0% Kipper Unit Joint Venture (KUJV): 32.5%	29.2

Pyrenees	Northwest Australian offshore oil asset facility consisting of FPSO	BHP Petroleum	WA-42-L permit: 71.43% WA-43-L permit: 39.999%	2.8

Macedon	Northwest Australian offshore gas asset with the gas piped to an onshore processing plant.	BHP Petroleum	71.43%	8.4

T&T (Angostura and Ruby)	Angostura: Offshore oil and gas asset located northeast of Trinidad	BHP Petroleum	45.0% Block 2(c)	10.6

[29]	Includes all actively producing sanctioned and brownfield projects.

[30]	Production attributable to BHP Petroleum’s participationg interest in the relevant Asset for the 12 months ending 31 December 2021.

[31]	Includes Shenzi & Shenzi North (72% interest) and Wildling (100% interest pre-FID).

[32]

North West Shelf LNG ownership is 12.5-16.67% across 9 separate joint venture agreements, see Section 5.2.5 for further detail. This range does not include BHP Petroleum’s interest in the historic “Domestic Gas Joint Venture” which is 8.33%.

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Producing Assets as at 31 December 2021[29]

Asset	Description	Operator	BHP Petroleum participating interest	2021 Production[33] MMboe

	Ruby: Offshore oil and gas asset located northeast of Trinidad, tied into Angostura infrastructure		68.46% effective interest in Block 3(a) Project Ruby

Sanctioned Assets[33]

Asset	Description	Operator	BHP Petroleum participating interest	Timing

Scarborough	Western Australian offshore gas development exporting gas from a floating production unit to the Pluto LNG facility for onshore processing.	Woodside	26.5%	FID announced 22 November 2021 Targeting first cargo in 2026

5.2.2     Shenzi

Shenzi overview and history

The Shenzi conventional oil and gas field is located approximately 195km off the coast of Louisiana in the Green Canyon protraction area, GOM. The field has produced approximately 350 MMboe (100% basis) since production commenced in 2009. Crude oil produced from the field is transported to connecting pipelines for onward sale to Gulf coast customers. Natural gas production is transported via a lateral pipeline that is tied into the Cleopatra natural gas pipeline for ultimate transmission onshore to the Neptune processing plant in St. Mary’s Parish, Louisiana.

The Shenzi Joint Venture has recently sanctioned two brownfield developments. First, a subsea multiphase pumping project to increase production rates from existing wells, which is targeted to be completed in 2022. The other sanctioned project involves sidetracks of existing M9U production wells to access unswept oil in the M9U reservoir and achieved first oil in the fourth quarter of 2021. There are also additional unsanctioned infill opportunities at Shenzi to increase production with 3 producing and 2 water injection wells tied back to the Shenzi tension leg platform.

In addition to the currently producing Shenzi field, the project also includes the future tie-back developments of Shenzi North and Wildling which will take advantage of existing infrastructure and production capacity in the nearby Shenzi production facility. Shenzi North, the first development phase of the Greater Wildling mini-basin, was discovered in 2017. On 5 August 2021, BHP approved the funding of $544 million in capital expenditure (100% basis) to execute the Shenzi North oil project in the U.S. GOM. The project is expected to add two wells and subsea equipment to establish a new drill centre north of Shenzi. Production is expected to begin in FY2024.

The Wildling project adds an additional two wells and subsea equipment. The Wildling field, which is also located in the Wildling mini basin was discovered in 2017 and is expected to be developed as a subsea tie-back to the Shenzi tension leg platform. Potential FID is expected in 2022-2023, which would lead to first production in 2024-2025.

[33]	Includes all sanctioned and brownfield projects.

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Ownership structure and joint ventures

The Shenzi field covers lease blocks GC609, GC610, GC652, GC653 and GC654. On 6 November 2020, BHP finalised a membership interest purchase and sale agreement with Hess to acquire an additional 28% working interest in Shenzi, taking its working interest from 44% to 72%. Repsol is the only other participant in the Shenzi Joint Venture, with a 28% working interest.

Shenzi North lies in lease blocks GC608 and GC609. The ownership is 72% BHP Petroleum and 28% Repsol.

Greater Wildling lies in lease blocks GC520 and GC564. Greater Wildling is 100% BHP Petroleum owned and operated.

BHP Petroleum owns a 25% and 22% interest respectively in the companies that own and operate the Caesar oil pipeline and the Cleopatra natural gas pipeline which connect the Green Canyon area to connecting pipelines that transport the product onshore.

Figure 12	Shenzi Project map[34]

Offshore infrastructure

Shenzi Tension Leg Platform

Location	195km off the coast of Louisiana (United States) in the Green Canyon protraction area, Gulf of Mexico

Facility type	Tension leg platform

Fields discovered (approximate)	Shenzi (2002), Greater Wildling (2017), which includes Shenzi North development

Product	Oil and gas

Production capacity	Oil: 100,000 bbl/d Gas: 50 MMscf/d

[34]

Shenzi Project map in relation to BHP Petroleum’s U.S. GOM projects. Fields, blocks and pipelines shown in maps are stylised and not to scale. Map only shows BHP Petroleum fields, leases and pipelines which are referenced in the BHP Petroleum Overview part of this Merger Explanatory Memorandum.

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Shenzi Tension Leg Platform

First production	2009

Production wells (current/current and sanctioned)	18 / 21

5.2.3     Atlantis

Atlantis overview and history

The Atlantis conventional oil and gas field is one of the largest producing fields in U.S. GOM, located off the coast of Louisiana in the south-eastern Green Canyon protraction area. Oil and gas from the field is transported to existing shelf and onshore interconnections via the Caesar and Cleopatra pipelines.

Atlantis was discovered in 1998 and has produced approximately 460 MMboe (100% basis) since first production was achieved in 2007. The development of Atlantis occurred over several phases:

Phase 1: sanctioned in 2003

Phase 2: Operator (BP) submitted Development Operations Coordination Document in 2009, targeting Atlantis North flank. Production commenced in 2009

Phase 3: sanctioned in 2019 with first production achieved in 2020, including eight subsea wells and associated manifolds and flow lines.

Atlantis possesses multiple unsanctioned projects currently in the planning phase, leveraging existing infrastructure and technology. Future development phases for Atlantis include multiple infill campaigns with a total of twelve additional producing wells and six additional water injection wells utilising existing infrastructure. In addition, a major facilities expansion is planned to include topsides modification, subsea multiphase pumping, and upgrades to water injection and water handling facilities.

Ownership structure and joint ventures

Atlantis field lies within lease blocks GC699, GC742, GC743, and GC744. It is owned by BP (56.0%, Operator) and BHP Petroleum (44.0%).

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Figure 13	Atlantis Project map[35]

Offshore infrastructure

Atlantis Platform

Location	210 km off the coast of Louisiana (United States) in the south-eastern Green Canyon protraction area

Facility type	Semi-submersible wet tree development

Fields discovered (approximate)	Atlantis (1998)

Product	Crude oil and natural gas

Production capacity	Oil: 200,000 bbl/d Gas: 180 MMscf/d

First production	2007

Production wells (current/current and sanctioned)	26 / 31

35 Atlantis Project map in relation to BHP Petroleum’s U.S. GOM projects. Fields, blocks and pipelines shown in maps are stylised and not to scale. Map only shows the BHP Petroleum fields, leases and pipelines which are referenced in the BHP Petroleum Overview part of this Merger Explanatory Memorandum.

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5.2.4     Mad Dog

Mad Dog overview and history

The Mad Dog conventional oil and gas field is located off the coast of Louisiana in the Green Canyon protraction area, U.S. GOM. Mad Dog was discovered in 1998 and has produced approximately 260 MMboe (100% basis) since first production, which was achieved in 2005.

Phase 1 of the project is processed through a subsea truss spar, Spar A. Oil from the project is transported to Ship Shoal 332B through the Caesar pipeline where it is then transported via the Cameron Highway Oil Pipeline System internally in the U.S. Gas from the project is exported to Ship Shoal 332A through the Cleopatra pipeline, where it is then transported to the Manta Ray Gathering System and then to the Nautilus Gas Transportation System into Louisiana.

Mad Dog Phase 2, which was sanctioned in 2017 for $2.2 billion in capital expenditure (BHP Petroleum share), focuses development on the southern flank of the field and is targeting first production in 2022. Mad Dog Phase 2 includes a new semi-submersible floating production unit (“FPU”) named Argos. The development plan includes 14 production wells and eight water injectors (nine producers and four water injectors have been drilled to date). The new platform will be moored approximately 10km southwest of the existing Mad Dog platform.

Beyond the sanctioned projects, there are further brownfield growth opportunities at Mad Dog. There are additional opportunities to increase the Mad Dog Phase 2 production beyond the initial investment scope with 9 new wells tied back to existing facility. Additionally, there is potential for a water injection expansion at the project with two water injector wells providing water from Mad Dog Phase 2 facility to increase production at the existing Spar A facility.

Ownership structure and joint ventures

Mad Dog field lies in lease blocks GC738, GC781, GC782, GC824, GC825, GC826, GC868, GC869, and GC870. It is owned by BP (60.5%, Operator), BHP Petroleum (23.9%), and Chevron (15.6%).

Figure 14	Mad Dog Project map[36]

36 Mad Dog Project map in relation to BHP Petroleum’s U.S. GOM projects. Fields, blocks and pipelines shown in maps are stylised and not to scale. Map only shows the BHP Petroleum fields, leases and pipelines which are referenced in the BHP Petroleum Overview part of this Merger Explanatory Memorandum.

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Offshore infrastructure

Mad Dog Platform	Phase 1 (A-Spar)	Phase 2 (Argos)

Location	200km off the coast of Louisiana (United States) in the south-eastern Green Canyon protraction area

Facility type	Subsea truss spar	Semi-submersible floating production platform

Fields discovered (approximate)	Mad Dog (1998)

Product	Crude oil and gas	Crude oil and gas

Production capacity	Oil: 100,000 bbl/d Gas handling: 60 MMscf/d	Oil: 140,000 bbl/d Gas: 75 MMscf/d

First production	2005	Target first production in 2022

Production wells (current /current and sanctioned)	10 / 13 – 14	0 / 14

5.2.5     North West Shelf

The North West Shelf fields lie within permits WA-1-L. WA-23-L, WA-24-L, WA-3-L, WA-30-L, WA-5-L, WA-6-L, WA-7-R, WA-57-L. WA-58-L, WA-56-L, WA-2-L and WA-28-P, WA-4-L, WA-9-L, WA-16-L, WA-52-L, WA-53-L and WA-11-L. Ownership of the various North West Shelf joint ventures operated by Woodside (“NWS Project”) and the associated production is split between several joint ventures with different participating interests.

BHP Petroleum owns an equity interest of between 12.5% and 16.67%37 in the various North West Shelf joint ventures operated by Woodside. Woodside’s equity interests are similar in percentage terms (generally one-sixth of the project with some variations) with the notable exception of its interest in the Okha FPSO as described below.

Dedicated LNG facilities, such as the gas treatment, liquefaction trains and LNG storage tanks, are owned on an equal one-sixth basis by six of the seven NWS Project participants (excluding CNOOC). All other assets, which are used in both the domestic gas and LNG processing activities, are owned in varying percentages (excluding CNOOC) based on their interests in the above joint ventures. Six of the seven NWS Project participants (excluding CNOOC) also separately own an equal share in ships utilised for the NWS Project.

Though also located on the North West Shelf, the Okha FPSO is reported as its own entity by Woodside. That joint venture is owned by Woodside (33.33%), with BHP Petroleum, BP, Chevron, and MIMI each having a one sixth participating interest.

37 This range does not include BHP Petroleum’s interest in the historic “Domestic Gas Joint Venture”, which is 8.33%.

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5.2.6     Bass Strait

Bass Strait overview and history

The Bass Strait Project consists of numerous conventional oil and gas fields, in the well-established Gippsland Basin off the south-east coast of Victoria, Australia. The project consists of an integrated network of offshore platforms and subsea tie-backs connected via extensive pipeline infrastructure to onshore processing facilities at Longford and Long Island Point. Bass Strait was Australia’s first major offshore oil and gas development and has sold over 8 Tcf of pipeline gas and over 4 billion bbl of oil since first production in 1969.

Natural gas production from Bass Strait currently supplies approximately 40% of Australian east coast domestic gas demand and is the largest supplier into the Eastern Australian domestic gas market, which spans Queensland, New South Wales, Victoria, Tasmania, Australian Capital Territory, Northern Territory, and South Australia. The asset also produces crude oil and condensate, LPG and ethane which is sold to both domestic and international customers.

The Longford facilities process both crude oil and natural gas to achieve requisite sales specifications. Natural gas is exported directly into the east coast gas network while crude and natural gas liquids are transferred to the Long Island Point facility by pipeline. Crude is stored at Long Island Point prior to transfer to domestic refineries via pipeline or export customers via ship loading. Natural gas liquids are processed to produce butane, propane and ethane products. Butane and propane are stored prior to onward sale via truck loading, pipeline, or export shipping. Ethane is sold via pipeline to a customer in the Altona petrochemical area.

In April 2021, the Gippsland Basin Joint Venture successfully commissioned the West Barracouta natural gas field with a capital investment of approximately A$400 million (100% share). Bass Strait retains a portfolio of contingent and prospective opportunities, primarily from deeper, acid gas resources with commercialisation enabled by the Longford Gas Conditioning Plant, commissioned in 2017, which provides acid gas processing capability. Further investment to deliver additional gas between 2023 and 2027 including additional development from the Kipper field and advancing funding decision for the Turrum field were announced in March 2022.

Several of the Bass Strait offshore facilities have ceased production following field depletion and an active program of restoration is underway. Near term activities are dominated by well plug and abandonment with planning in progress for longer term facility decommissioning and removal.

Figure 15	Bass Strait Project map[38]

38 Bass Strait Project map. Fields, blocks and pipelines shown in maps are stylised and not to scale. Map only shows the key BHP Petroleum fields, leases and pipelines which are referenced in the BHP Petroleum Overview part of this Merger Explanatory Memorandum.

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Ownership structure and joint ventures

Bass Strait production is primarily from the Gippsland Basin Joint Venture, owned by ExxonMobil (50%, operator) and BHP Petroleum (50%), and the Kipper Unit Joint Venture, owned by ExxonMobil (32.5%, operator), BHP Petroleum (32.5%) and Mitsui (35%). Kipper unit production is processed by the Gippsland Basin Joint Venture under a processing agreement. The Gippsland Basin Joint Venture fields lie in permits Vic/L1-L11 and Vic/L13-19 and the Kipper field lies in permits Vic/L9 and Vic/L25.

Bass Strait key production hubs

Bass Strait hubs	Barracouta	Snapper	Marlin / Turrum	Tuna / West Tuna	Kipper	Oil Block

Location	Bass Strait off the south-east coast of Australia

Facility type	Steel jacket platform and West Barracouta subsea tieback	Steel jacket platform	Steel jacket platform	Steel jacket platform and concrete gravity structure	Subsea tieback to West Tuna	Steel jacket platform

Fields discovered (approximate)	Barracouta (1965)	Snapper (1968)	Marlin (1966)	Tuna (1968)	Kipper (1986)	Cobia (1967), Halibut (1967), West Kingfish (1977)

Product	Natural gas, natural gas liquids (condensate & LPG’s) & crude oil

Production capacity	Processing via onshore gas plants at Longford and Long Island Point: Gas: 1,040 TJ/day Crude oil and condensate: 65,000 bbl/d Liquified petroleum gas: 5,150 tonnes /d Ethane: 850 tonnes/d

First production	1969	1981	1970	1979	2017	1970

Active production wells (Note: no future drill wells currently sanctioned)	9	23	15	65	2	58

5.2.7     Pyrenees

Pyrenees overview and history

The Pyrenees project consists of 6 conventional oil fields located approximately 45km northwest of Exmouth, Western Australia, in the Carnarvon Basin. Crude oil is offloaded from the FPSO directly to tankers for sale to international markets and attracts a premium to Brent given its low sulphur content. Produced formation water is treated on the facility and reinjected for disposal in four subsea water injection wells. A single well into the Macedon gas field allows for injection or production of natural gas depending on facility requirements.

The Pyrenees Phase 4 project has been sanctioned with infill drilling and well intervention for water shut-off.

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Ownership structure and joint ventures

The Pyrenees development covers two separate production licences: WA-42-L is owned by BHP Petroleum (71.4%, Operator) and Santos (28.6%). WA-43-L is owned by BHP Petroleum (40%, Operator), Santos (31.5%) and Inpex (28.5%).

Figure 16	Pyrenees Project map[39]

Offshore infrastructure

Pyrenees

Location	45km north west of Exmouth, Western Australia

Facility type	Floating production, storage and offloading facility (Pyrenees Venture)

Fields discovered (approximate)	Ravensworth (2003), Crosby (2003), Stickle (2004), Wildbull (2004), Tanglehead (2004) and Moondyne (1993)

Product	Crude oil

Production capacity	Oil: 96,000 bbl/d

First production	2010

Production wells (current/current and sanctioned)	22 / 22 † ‡

Note: † includes one gas well drilled into the Macedon field. ‡ Pyrenees Phase 4 is sanctioned on the basis of well re-entry for infill drilling and water shutoff and so therefore will not add to well count.

39 Pyrenees Project map in relation to BHP Petroleum’s and Woodside’s Western Australia projects. Fields, blocks and pipelines shown in maps are stylised and not to scale with the intent to show the general location and proximity of BHP Petroleum and Woodside’s Carnarvon Basin fields assets. Maps only show the key Woodside and BHP Petroleum fields, leases and pipelines.

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5.2.8     Macedon

Macedon overview and history

Macedon is an offshore gas field located in the Exmouth sub-basin around 40km north of Exmouth, Western Australia. Gas is produced from subsea wells and flows through a pipeline to a gas treatment plant located near Onslow. Sales quality gas is then transported via a dedicated 67km pipeline into the Dampier to Bunbury Natural Gas Pipeline and thereon for onward sale into the Western Australian domestic gas market.

Ownership structure and joint ventures

Macedon lies within WA-42-L, the same production licence as Pyrenees. It is owned by BHP Petroleum (71.4%, Operator) and Santos (28.6%).

Figure 17	Macedon Project map[40]

Offshore infrastructure

Macedon

Location	100km offshore west of Onslow, Western Australia

Facility type	Onshore single-train gas plant

Fields discovered (approximate)	Macedon (1992)

Product	Natural gas and condensate

Production capacity	Gas: 213 MMscf/d Condensate: 110 bbl/d

First production	2013

40 Macedon Project map in relation to BHP Petroleum’s and Woodside’s Western Australia projects. Fields, blocks and pipelines shown in maps are stylised and not to scale with the intent to show the general location and proximity of BHP Petroleum and Woodside’s Carnarvon Basin assets. Map only shows the key Woodside and BHP Petroleum fields, leases and pipelines.

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Macedon

Production wells (current/current and sanctioned)	4 / 4 †

Note: † excludes one Macedon gas well drilled as part of the Pyrenees development

5.2.9 Trinidad and Tobago

Angostura and Ruby overview and history

The Greater Angostura field is an offshore conventional oil and gas field located 38km northeast of Trinidad. The Angostura field was discovered in 1999, with first oil achieved in January 2005 (Phase 1). Phase 2 established gas sales in 2011. First gas for Angostura Phase 3 was established in September 2016. Ruby is a conventional offshore oil and gas field located within the Greater Angostura Fields. First oil was achieved in May 2021.

The current development comprises a main central processing platform (“CPP”), gas export platform (“GEP”), four wellhead protector platforms (“WPP”) and onshore terminal. Flowlines connect the Ruby wellhead platform back to the CPP and GEP for processing.

Crude oil from CPP is transported to the Terminal Facility located in the south eastern end of Trinidad. Calypso crude from the Angostura and Ruby fields is sold on a spot basis to international markets via the Terminal Facility while the gas is sold domestically under term contracts via separate pipelines to T&T from the GEP.

Ownership structure and joint ventures

The Angostura field lies in Block 2c. It is owned by BHP Petroleum (45.0%, Operator), National Gas Company (30.0%) and Chaoyang (25.0%).

The Ruby field lies in Block 3a. It is owned by BHP Petroleum (68.46%, Operator) and National Gas Company (31.54%).

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Figure 18	Angostura and Ruby Project map[41]

Offshore infrastructure

T&T	Angostura – Block 2(c)	Ruby – Block 3(a)

Location	38.5km north-east of Trinidad

Facility type	1 CPP, 1 GEP, 4 WPPs	1 WPP

Fields discovered (approximate)	Angostura (1999)	Ruby (2006)

Product	Oil and Gas	Oil and Gas

Production capacity	Oil: 100,000 bbl/d Gas: 340 MMscf/d	Tie-in to Angostura infrastructure Oil: 16,000 bbl/d Gas: 80 MMscf/d

First production	2005	2021

Production wells (current/ current and sanctioned)	22 / 22	5 / 5

Injection wells (current/ current and sanctioned)	7 / 7	1 / 1

41 Angostura and Ruby Project map. Fields, blocks and pipelines shown in maps are stylised and not to scale. Map only shows the key BHP Petroleum fields, leases and pipelines.

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5.2.10     Scarborough

The Scarborough field is located approximately 375km west-northwest offshore the Burrup Peninsula. Scarborough is part of the Greater Scarborough resource, including the Jupiter and Thebe fields.

Scarborough is owned by Woodside (73.5%, Operator) and BHP Petroleum (26.5%).

BHP Petroleum also owns an equal 50% participating interest with Woodside in the Thebe (WA-63-R) and Jupiter (WA-61-R) fields, which are part of the Greater Scarborough fields and options for potential future subsea tie-backs to the Scarborough FPU.

Woodside, as operator of the Scarborough Joint Venture, is developing the Scarborough gas resource through new offshore facilities connected by an approximately 430km pipeline to the second LNG train (“Pluto Train 2”) at the existing Pluto LNG onshore facility.

On 22 November 2021, Woodside announced that final investment decisions had been made to approve the Scarborough and Pluto Train 2 developments, including new domestic gas facilities and modification to Pluto Train 1. On 18 January 2022, Woodside announced the completion of the sale of a 49% non-operating participating interest in the Pluto Train 2 Joint Venture to Global Infrastructure Partners (“GIP”). Woodside has retained a 51% participating interest in Pluto Train 2 Joint Venture. Woodside remains the operator of Pluto LNG and the Pluto Train 2 Joint Venture.

In Q2 2020, the Scarborough Offshore Project Proposal was accepted by NOPSEMA and in Q4 2020, Production Licences were granted for the WA-61-L (Scarborough) and WA-62-L (North Scarborough) titles. Following approval by the Western Australia Minister for Environment of the Scarborough Nearshore Ministerial Statement 1172 in Q3 2021, all key primary environmental approvals are in place to support the final investment decisions.

In April 2022, further key primary approvals were received from the Commonwealth-Western Australian Joint Authority to support execution of the Scarborough Project. The Scarborough Joint Venture has received an offer for the pipeline licence to construct and operate the Scarborough pipeline in Commonwealth waters. Approval has also been granted for the Scarborough Field Development Plan (“FDP”), enabling Woodside to commence petroleum recovery operations from Petroleum Production Licences WA-61-L and WA-62-L. Following approval of the FDP, the Scarborough and Pluto Train 2 processing and services agreement executed in November 2021 is now unconditional.

5.2.11     Other Australia infrastructure – no longer in production

BHP Petroleum is operator of several Australian fields that are no longer in production including the Griffin (45-71.43% equity) and Stybarrow (50%) offshore oil fields located off North West Cape and the Minerva offshore gas field (90% equity and operator) in the Otway basin. A program of restoration activities is underway and is being carried out in close cooperation with environment and safety regulators and other key stakeholders.

5.2.12     Algerian Assets sale

While BHP Petroleum’s reserves and resources as of 30 June 2021 and the combined financial statements of BHP Petroleum are inclusive of BHP Petroleum’s 28.85% interest in the Algerian Assets, these assets are currently classified as non-core and are expected to be divested prior to the Implementation of the Merger.

As part of the Merger, Woodside and BHP have agreed that BHP will retain the economic benefits of the Algerian Assets from the Merger effective date (1 July 2021), including the net proceeds from the divestment. If the divestment of the Algerian Assets has not completed prior to the Implementation of the Merger, Woodside will operate the Algerian Assets on behalf of BHP under an arrangement whereby BHP will retain all economic exposure and indemnify Woodside for any costs and liabilities associated with the Algerian Assets until such time as both parties agree alternative arrangements or the Algerian Assets lapse or terminate (whichever is earlier). As at 30 June 2021, the 1P reserves of the Algerian Assets were approximately 8.9 MMboe and the Algerian Assets contributed revenue of $164m, $159m and $258m for the financial years ended 30 June 2021, 2020 and 2019, respectively.

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5.2.13     Description of Property

The following table sets out the location, capacity and BHP Petroleum’s ownership interest in the assets described below.

Asset	Location	BHP Petroleum interest (%)	100% capacity	BHP Petroleum operated

Shenzi (Green Canyon 653)	U.S. GOM	72.0%	100 kbbl/d oil 50 MMscf/d gas	Yes

Atlantis (Green Canyon 743)	U.S. GOM	44.0%	200 kbbl/d oil 180 MMscf/d gas	No

Mad Dog (Green Canyon 782)	U.S. GOM	23.9%	A-Spar (Phase 1): 100 kbbl/d oil 60 MMscf/d gas handling Argos (Phase 2):140 kbbl/d oil 75 MMscf/d gas	No

Bass Strait	Offshore and onshore Victoria	Gippsland Basin joint venture: 50.0% Kipper Unit joint venture: 32.5%	65 kbbl/d oil 1,040 TJ/d 5,150 tpd LPG 850 tpd Ethane	No

North West Shelf LNG	Refer to Section 5.2.5

North West Shelf Oil (Okha FPSO)	Refer to Section 5.2.5

Pyrenees	Offshore Western Australia	WA-42-L permit: BHP Petroleum 71.43% WA-43-L permit: BHP Petroleum 39.999%	Production capacity: 96 kbbl/d oil Storage: 920 kbbl	Yes

Macedon	Offshore and onshore Western Australia	71.43%	Production capacity: 213 MMscf/d gas, 0.02 kbbl/d condensate	Yes

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Asset	Location	BHP Petroleum interest (%)	100% capacity	BHP Petroleum operated

Greater Angostura	Offshore T&T	45.0%	100 kbbl/d oil 340 MMscf/d gas	Yes

Ruby	Offshore T&T	68.46%	16 kbbl/d oil 80 MMscf/d gas	Yes

In addition to the assets described above, BHP Petroleum leases office space in several locations globally, the two largest being Houston, Texas and Port of Spain, Trinidad.

5.3 Growth projects

5.3.1     Trion

Trion overview and history

The Trion project (“Trion”) is a BHP Petroleum-operated oil and gas opportunity in Mexico, which was discovered by PEMEX (Mexico’s state-owned petroleum company) in 2012, with BHP acquiring operatorship in 2017.

Trion is a greenfield development that would represent the first oil production from Mexico’s deepwater, with potential for future discoveries to be tied back to Trion facilities. The Trion field is in the Perdido Foldbelt, Gulf of Mexico, at a water depth of 2,500m approximately 180km off the Mexican coastline and 30km south of the US/Mexico maritime border.

Ownership structure and joint ventures

BHP Petroleum holds a 60% participating interest in and operatorship of Blocks AE-0092 and AE-0093 containing the Trion discovery. PEMEX Exploration & Production Mexico holds a 40% interest in the blocks.

5.3.2     Calypso

Calypso overview and history

Calypso is a BHP Petroleum-operated deepwater gas discovery in T&T. The Calypso opportunity is located 217km off the coast of T&T and comprises several discoveries in deepwater Blocks 23(a) and TTDAA 14. Calypso is proximate to existing LNG infrastructure and downstream petrochemical facilities.

The Calypso appraisal drilling program (consisting of the Bongos-3, Bongos-3X and Bongos-4 wells) concluded on 20 December 2021. All wells encountered hydrocarbons. Bongos-3 confirmed volumes downdip of prior penetrations and Bongos-4 established volumes in a new segment. The well results are currently under evaluation and will be incorporated into the development plan. Ownership structure and joint ventures

Calypso sits within the Deepwater Blocks 23(a) and TTDAA 14 lease blocks. It is owned by BHP Petroleum (70.0%, operator) and BP (30%).

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5.3.3        Magellan

Magellan overview and history

The Magellan discoveries in the Trinidad South Deepwater license Block TTDAA 5 includes the LeClerc and Victoria gas fields discovered in 2016 and 2018, respectively. Both fields are approximately 200km east of the island of Trinidad in water depths of approximately 1,800 m.

Ownership structure and joint ventures

BHP Petroleum signed a Production Sharing Contract in 2013 for exploration in the TTDAA 5 Block, BHP Petroleum is operator and has a 65% working interest with Shell as partner.

5.4 Recent performance

BHP Petroleum Financial and Key Operating Information
$ million		HY to Dec 2021	FY to June 2021	FY to June 2020	FY to June 2019
Revenue		3,198	3,909	3,997	5,867
Underlying EBITDA[42]		2,870	2,238	2,164	4,061
Profit/(loss) after taxation from Continuing Operations		583	(361)	(178)	661
Profit/(loss) after taxation from Continuing and Discontinuing operations		583	(361)	(178)	326
Cash generated from operations		1,980	1,743	1,925	3,693
Production volumes
Gas	Bcf	168.5	340.6	359.6	396.9
Liquids	MMboe	25.1	46.0	48.9	55.1
Total	MMboe	53	103	109	121

During FY2021, BHP Petroleum acquired an additional 28% working interest in Shenzi for $0.5 billion, increasing its share from 44% to 72% of the project. In FY2019, BHP Petroleum completed the divestment of its U.S. Onshore Shale business, realising net proceeds on sale of $10.4 billion.

42  These are non-IFRS measures that are unaudited but derived from audited Financial Statements. These measures are presented to provide further insight into BHP Petroleum’s performance. Refer to definitions in Glossary.

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5.5 Reserves and resources

BHP Petroleum’s Entity Derived Net Reserves Estimates as at 31 December 2021
Country	Asset	Oil and Condensate Reserves (MMbbl)		Gas Reserves (Bcf)
		1P	2P	1P	2P
Australia	Bass Strait	10.0	18.6	488.5	869.6
	NWS	17.8	22.2	728.9	913.4
	Pyrenees	10.1	18.8	11.2	1.1
	Macedon	0.0	0.0	222.7	300.2
	Scarborough	0.0	0.0	1,769.0	2,226.0
U.S. GOM	Shenzi	64.0	92.1	33.3	49.7
	Shenzi North	16.4	27.6	11.6	19.5
	Atlantis	62.3	144.3	57.4	139.2
	Mad Dog	126.8	178.2	48.2	67.2
T&T	Angostura	1.6	2.1	165.4	251.5
	Ruby	0.8	1.4	16.1	37.1

	Total	309.9	505.3	3,552.2	4,874.4

Notes:

●	Net Reserves are BHP Petroleum’s estimates of its net economic entitlement volume after the deduction of royalties, under the terms of PSC, service contract, or concession that govern the assets.

●

1P reserves are based on US Securities and Exchange rules and the 2P estimates are based on the Society of Petroleum Engineers Petroleum Resources Management System. For an indication of the difference in outcomes that arise from the adoption of these different systems of estimation across BHP Petroleum’s assets, refer to the table of net reserves estimates in Section 6.2.1 under the heading “Independent Technical Specialist” where the Independent Technical Specialist’s 1P and 2P reserves estimates for those assets are presented in accordance with PRMS rules.

●	Gas reserves include NGL volumes. Conversion assumes 1 bbl of NGL equals 6,000 scf of natural gas.

●

Net reserves include volumes consumed in operations (CiO or fuel). BHP Petroleum includes onshore and offshore fuel used in operations as reserves whilst Woodside includes downstream fuel in their reserves estimate.

●	The above Reserves include production through to the end of the relevant concessions only.

●	Totals may not exactly equal the sum of the individual entries because of rounding.

●

The total BHP 1P crude and condensate reserves of 309.9 MMbbl includes Shenzi North but excludes Algeria which is not part of the Merger. The 300.1 MMbbl of 1P crude and condensate reserves appearing in Woodside’s registration statement on Form F-4 represents an adjustment of the BHP 1P reserves reported at 30 June 2021 in the BHP 20-F to 31 December 2021 and includes Algeria but excludes Shenzi North which had not yet been classified as reserves.

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BHP Petroleum’s Entity Derived Net Contingent Resources as at 31 December 2021
Country	Asset	Net 2C Contingent Resources
		Oil and Condensate (MMbbl)	Gas (Bcf)
Australia	Bass Strait	57.8	906.1
	NWS	11.9	140.5
	Pyrenees	15.8	0.0
	Macedon	0.0	107.0
	Greater Scarborough	0.0	981.0
	Greater Exmouth	3.2	42.1
U.S. GOM	Shenzi	83.9	59.2
	Wildling	57.1	40.2
	Atlantis	155.1	405.7
	Mad Dog	164.5	52.3
Mexico	Trion	241.0	204.0
T&T	Angostura	0.9	188.1
	Ruby	3.2	45.6
	Calypso	0.0	2,456.3
	Magellan	0.0	246.7
	Total	794.3	5,874.7

Notes:

●

Net Contingent Resources in this table are BHP Petroleum’s estimates of its net economic entitlement volume after the deduction of royalties, under the terms of PSC, service contract, or concession that govern the assets.

●	The contingent resource estimates are based on the Society of Petroleum Engineers Petroleum Resources Management System.

●	Gas contingent resources include NGL volumes. Conversion assumes 1 bbl of NGL equals 6,000 scf of natural gas.

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●

The volumes reported here are “unrisked” in the sense that no adjustment has been made for the risk that the asset may not be developed in the form envisaged or may not be developed at all (i.e. no “Chance of Development” (Pd) factor has been applied).

●	Contingent resources are not aggregated with Reserves because of the different technical and commercial risk involved and the different basis on which the volumes are determined.

●	Totals may not exactly equal the sum of the individual entries because of rounding.

●	“Consumed in Operations” volumes are included in the reported Contingent Resources.

5.6 Corporate structure of BHP Petroleum

Set out below is BHP Petroleum’s list of subsidiaries. The list of subsidiaries contains all group members with the exception of certain entities in which BHP Petroleum holds an insignificant minority shareholding.

Figure 19	Corporate Structure of BHP Petroleum as at the Last Practicable Date

Entity	Location	Ownership
BHP Petroleum International Pty Ltd	Australia	100.00%
BHP Petroleum Pty Ltd	Australia	100.00%
North West Shelf Liaison Company Pty Ltd	Australia	16.67%^
North West Shelf Shipping Service Company Pty Ltd	Australia	16.67%^
Perdido Mexico Pipeline Holdings, S.A. de C.V.	Mexico	99.99%[1]
Perdido Mexico Pipeline, S. de R.L. de C.V.	Mexico	99.99%[1]
BHP Petroleum Investments (Great Britain) Pty Ltd	Australia	100.00%

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Entity	Location	Ownership
BHP Billiton Brasil Investimentos de Petróleo Ltda.	Brazil	99.97%[2]
BHP Billiton Brasil Exploração e Produção de Petróleo Limitada	Brazil	99.99%[3]
BHP Billiton Petroleum Limited	United Kingdom	100.00%
BHP Petroleum (North West Shelf) Pty Ltd	Australia	100.00%
North West Shelf Lifting Coordinator Pty Ltd	Australia	16.67%^
North West Shelf Gas Pty Limited	Australia	16.67%^
International Gas Transportation Company Limited	Bermuda	16.67%^
China Administration Company Pty Ltd	Australia	16.67%^
BHP Petroleum (Tankers) Limited	Bermuda	100.00%[4]
BHP (Trinidad) Holdings Ltd.	Saint Lucia	100.00%
BHP (Trinidad-3A) Ltd	Republic of Trinidad and Tobago	100.00%
BHP Billiton Petroleum Holdings (USA) Inc.	United States	90.00%[5]
Hamilton Brothers Petroleum Corporation	United States	100.00%
Hamilton Oil Company Inc.	United States	100.00%
BHP Billiton Boliviana de Petroleo Inc.	United States	100.00%
BHP Petroleum (North America) LLC	United States	100.00%
BHP Billiton Petroleum (Americas) Inc.	United States	100.00%
BHP Billiton Petroleum (GOM) Inc.	United States	100.00%
Oil Insurance Limited	Bermuda	2.20%^
BHP Hawaii Inc.	United States	100.00%
Iwilei District Participating Parties, LLC	United States	14.96%^
BHP Resources Inc.	United States	100.00%
BHP Holdings (Resources) Inc.	United States	100.00%

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Entity	Location	Ownership
Broken Hill Proprietary (USA) Inc.	United States	100.00%
BHP Billiton Marketing Inc.	United States	100.00%
BHP Billiton Petroleum (Deepwater) Inc.	United States	100.00%
Caesar Oil Pipeline Company, LLC	United States	25.00%^
Cleopatra Gas Gathering Company LLC	United States	22.00%^
Marine Well Containment Company LLC	United States	10.00%^
BHP Petroleum (Foreign Exploration Holdings) LLC	United Kingdom	100.00%
BHP Petroleum (Trinidad Block 3) Limited	United Kingdom	100.00%
BHP Petroleum (Trinidad Block 6) Limited	United Kingdom	100.00%
BHP Petroleum (Trinidad Block 5) Limited	United Kingdom	100.00%
BHP Billiton Petroleum (Trinidad Block 7) Limited	United Kingdom	100.00%
BHP Petroleum (Trinidad Block 14) Limited	United Kingdom	100.00%
BHP Petroleum (Trinidad Block 23A) Limited	United Kingdom	100.00%
BHP Billiton Petroleum (Trinidad Block 23B) Limited	United Kingdom	100.00%
BHP Petroleum (Trinidad Block 28) Limited	United Kingdom	100.00%
BHP Petroleum (Trinidad Block 29) Limited	United Kingdom	100.00%
BHP Petroleum (Bimshire) Limited	United Kingdom	100.00%
BHP Billiton petroleum (South Africa 3B/4B) Limited	United Kingdom	100.00%
BHP Petroleum (Egypt) Limited	United Kingdom	100.00%
BHP Petroleum (Carlisle Bay) Limited	United Kingdom	100.00%
BHP Petroleum (Mexico) Limited	United Kingdom	100.00%
BHP Billiton Petróleo Servicios Administrativos, S. de R.L. de C.V.	Mexico	99.00%[6]
BHP Billiton Petróleo Servicios de México, S. de R.L. de C.V.	Mexico	99.00%[6]
BHP Petroleum (Mexico Holdings) LLC	United States	100.00%

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Entity	Location	Ownership
Operaciones Conjuntas, S. de R.L. de C.V.	Mexico	99.00%[6]
BHP Billiton Petróleo Holdings de México, S. de R.L. de C.V. *	Mexico	99.99%[6]
BHP Billiton Petróleo Operaciones de México, S. de R.L. de C.V. *	Mexico	99.00%[6]
BHP Petroleum (Australia) Pty Ltd	Australia	100.00%
BHP Petroleum (International Exploration) Pty Ltd	Australia	100.00%
BHP Petroleum (Bass Strait) Pty Ltd	Australia	100.00%
BHP Petroleum (Victoria) Pty Ltd	Australia	100.00%
BHP Billiton Petroleum Holdings LLC	United States	100.00%
BHP Billiton (Trinidad-2C) Ltd	Canada	100.00%
BHP Petroleum (New Ventures) Corporation	Canada	100.00%

Notes: (^) Remainder of shares externally owned.

(1) 0.01% owned by BHP Petroleum Investments (Great Britain) Pty Ltd

(2) 0.03% owned by BHP Petroleum International Pty Ltd

(3) 0.01% owned by BHP Petroleum International Pty Ltd

(4) BHP Petroleum (Tankers) Limited is in the process of being liquidated. A final shareholder meeting in connection with the liquidation is scheduled for 12 April 2022.

(5) 90% Voting; 37.67% Capital; BHP Billiton Petroleum Holdings LLC (10% Voting; 62.33% Capital)

(6) BHP Petroleum (Mexico Holdings) LLC (0.01-1%)

Note: where the shade of colour changes, the entity listed directly above the subsidiary is the parent.

See * for an example

Subsidiary Level I
Subsidiary Level II
Subsidiary Level III
Subsidiary Level IV
Subsidiary Level V

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5.7 Financial information

BHP Petroleum is a subset of entities wholly owned by BHP Group Limited and whose parent is BHP Petroleum International Pty Ltd. The registered office of BHP Petroleum International Pty Ltd is 125 St Georges Terrace, Perth Western Australia 6000, Australia.

This subset of entities primarily represents BHP Group Limited’s interests in its petroleum businesses, whose principal activities are the exploration, development and production of oil and gas. These petroleum businesses comprise of conventional oil and gas assets located in the U.S. GOM, Australia, T&T, Algeria and Mexico and appraisal and exploration options in T&T, central and western U.S. GOM, Eastern Canada, Barbados and Egypt.

A list of the subsidiaries of BHP Petroleum International Pty Ltd is set out above in Section 5.6 and includes the legal entities carved out from BHP Group Limited in connection with the Merger. BHP Petroleum consists of BHP Petroleum International Pty Ltd and the entities it controls, except for the Restructure Entities.

The BHP Petroleum Historical Financial Information is included in Annexure 2.

While BHP Petroleum’s reserves and resources as of 30 June 2021 and the combined financial statements of BHP Petroleum are inclusive of BHP Petroleum’s 28.85% interest in the Algerian Assets, these assets are currently classified as non-core and are expected to be divested prior to the Implementation of the Merger.

Basis of presentation of BHP Petroleum Historical Financial Information

The BHP Petroleum Historical Financial Information included in Annexure 2 represents non-statutory combined financial statements that are intended to provide general purpose historical financial information of BHP Petroleum. They are combined financial statements, rather than consolidated financial statements on the basis that not all entities controlled by BHP Petroleum International Pty Ltd have been included in the carve out financial statements (on the basis that not all are included within the scope of the Merger). The Restructure Entities have been excluded from the scope of the Merger and excluded from the carve out financial statements. The combination of entities within BHP Petroleum has been prepared in accordance with the consolidation procedures set out in IFRS 10 Consolidated Financial Statements.

The financial information has been extracted from the accounting records of BHP Group Limited for the purposes of presenting the combined financial position, combined results of operations and combined cash flows of BHP Petroleum. The combined financial statements therefore reflect assets, liabilities, revenues and expenses directly attributable to BHP Petroleum. A list of the subsidiaries included within BHP Petroleum’s combined financial statements is included in Note 23 of BHP Petroleum Assets financials statements.

BHP Petroleum has adopted the same accounting policies as BHP Group, unless otherwise stated.

The combined financial statements of BHP Petroleum as at and for the reporting periods:

●	Are a combined general purpose financial statements

●	Have been prepared in accordance with the requirements of the Corporations Act and the UK Companies Act 2006

●	Were prepared in accordance with IFRS

●	Are prepared on a going concern basis

●	Measure items on the basis of historical cost principles, except for the following items:

-	Derivative financial instruments and certain other financial assets and liabilities, which are carried at fair value.

●

Include significant accounting policies in the notes to the financial statements that summarise the recognition and measurement basis used and are relevant to an understanding of the combined financial statements

●

Apply a presentation currency of U.S. dollars, consistent with the predominant functional currency of BHP Petroleum’s operations. However, some subsidiaries and joint arrangements have functional currencies other than U.S. dollars

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●	Round amounts presented to the nearest million dollars, unless otherwise stated

●

Adopt all new and amended standards and interpretations under IFRS issued by the relevant bodies (refer to Note 25 ‘New and amended accounting standards and interpretations’), that are mandatory for application in periods beginning on 1 July 2019. Those new and amended standards and interpretations did not require restatement of prior period financial information

●

Early adopted amendments to IFRS 9 ‘Financial Instruments’ (IFRS 9); IAS 39 ‘Financial Instruments: Recognition and Measurement’ (IAS 39); IFRS 7 ‘Financial Instruments: Disclosures’ (IFRS 7) and IFRS 16 ‘Leases’ (IFRS 16) in relation to Interest Rate Benchmark Reform (refer to Note 25 ‘New and amended accounting standards and interpretations’), and

●	Have not early adopted any other standards and interpretations that have been issued or amended but are not yet effective.

The accounting policies are consistently applied by all entities included in BHP Petroleum.

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6 Overview of the Merged Group

6.1 Overview of assets

On Implementation, the Merged Group will comprise the Woodside Group and BHP Petroleum.

The Merged Group will have a global portfolio of currently producing assets and future growth projects and opportunities. The key producing assets are integrated LNG projects in Western Australia, oil fields in the United States Gulf of Mexico (“U.S. GOM”), as well as oil and gas assets in Australia and the Republic of Trinidad and Tobago (“T&T”). The Merged Group’s key growth projects will include the Scarborough and Pluto Train 2 developments in Australia, the Shenzi North and Mad Dog Phase 2 expansions of the currently producing U.S. GOM oil projects, and the greenfield Sangomar Oil Field Development offshore Senegal. The Merged Group will also hold exploration and discovered resource opportunities in Australia, Timor-Leste, Senegal, Republic of Korea, Egypt, Congo, T&T, central and western U.S. GOM, Mexican Gulf of Mexico, Canada and Barbados.

Figure 20	Combined Woodside and BHP Petroleum Oil and Gas Production Assets[43]

43 Combined portfolio. Woodside and BHP Petroleum combined annual production, reserves and contingent resource data as at 31 December 2021. Sunrise is included in Western Australia. Myanmar, Liard and Algeria are not shown on the map above. BHP volumes for NWS and Greater Scarborough are based on Woodside estimates. Oil includes crude, condensate and NGLs. Excludes Algeria and Neptune production and volumes. BHP assets comprise of Gulf of Mexico, Trinidad & Tobago, East coast Australia and Western Australia. Woodside assets comprise of Western Australia and Senegal

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6.2 Reserves and future production capacity

Woodside believes the Merger will deliver significant benefits for both Existing Woodside Shareholders and Eligible BHP Shareholders through the creation of a long-life conventional portfolio of scale and diversity of geography, product and end markets.

On a pro forma basis, the Merged Group is expected to consist of:

●	High quality conventional asset base producing around 193 MMboe (net production)[44]

●	Diversified production mix of 46% LNG, 29% oil and condensate and 25% domestic gas and liquids (net production)

●	Wide geographic reach with production from Western Australia, east coast Australia, U.S. GOM and T&T with approximately 95% of production (net production) from OECD nations, and

●	2P reserves of over 3.6 billion boe comprising 79% gas, and 21% liquids.

Figure 21	Merged Group production mix by type and region for the 12 months ending 31 December 2021 [45]

6.2.1    Net Combined Reserves

Reserves and Resources remaining are estimates that can vary based on the competent person deriving the estimate and the basis assumed. The following estimates are set out in the tables below:

●

Entity derived estimates: Woodside has estimated 1P and 2P Reserves and 2C Resources utilising the Society of Petroleum Engineers Petroleum Resources Management System framework. BHP Petroleum has estimated 1P Reserves using the United States SEC guidelines and estimated 2P Reserves and 2C Resources utilising the Society of Petroleum Engineers Petroleum Resources Management System framework

●

Independent Technical Specialist derived: These are estimates derived by Gaffney Cline and Associates and have been estimated using the Society of Petroleum Engineers Petroleum Resources Management System framework, and

●

SEC submission: These are 1P Reserves estimates derived for submission to the US SEC based on SEC reserves guidelines. Entity derived estimates are used for BHP assets, and estimates derived by an external consultant are used for Woodside assets.

[44]

Combined Woodside and BHP Petroleum total production for the 12 months to 31 December 2021. Excludes Algeria and Neptune production. Comprised of 53% BHP Petroleum production and 47% Woodside production.

[45]	Merged Group 2P and 2C volumes as at 31 December 2021. Excludes Algeria and Neptune volumes. For comparative purposes, on a Woodside stand-alone basis as at 31 December 2021

-	2P reserves: 2,292 MMboe, 89% gas and 11% liquids

-	2C resources: 6,599 MMboe, 92% gas and 8% liquids

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Merged Group Net Reserves Estimates as at 31 December 2021
		Entity derived				Independent Technical Specialist				SEC
Country	Asset	Oil and Condensate (MMbbl)		Gas (Bcf)		Oil and Condensate (MMbbl)		Gas (Bcf)		Oil and Condensate (MMbbl)	Gas (Bcf)
		1P	2P	1P	2P	1P	2P	1P	2P	1P	1P
Australia	Greater Pluto	19.7	25.0	1,432.3	1,845.2	19.5	24.3	1,575.3	1,951.2	18.0	1,427.7
	Bass Strait	10.0	18.6	488.5	869.6	10.6	17.9	490.0	829.8	10.0	488.5
	NWS	40.6	50.8	1,370.5	1,721.0	43.2	55.6	1,439.5	1,892.4	35.6	1,226.4
	Greater Exmouth	21.6	25.3	0.0	0.0	16.0	24.1	0.0	0.0	16.4	0.0
	Pyrenees	10.0	19.0	11.2	1.1	10.0	19.0	0.0	0.0	10.1	11.2
	Macedon	0.0	0.0	222.7	300.2	0.0	0.0	239.0	308.4	0.0	222.7
	Wheatstone	10.6	16.7	564.0	849.9	8.8	16.5	608.9	947.4	5.2	304.2
	Scarborough	0.0	0.0	7,221.8	10,392.6	0.0	0.0	7,212.9	11,242.2	0.0	6,909.6
U.S. GOM	Shenzi	64.0	92.1	33.3	49.7	64.0	91.9	33.5	51.2	64.0	33.3
	Shenzi North	16.4	27.6	11.6	19.5	16.4	26.8	11.6	18.9	16.4	11.6
	Atlantis	62.3	144.3	57.4	139.2	59.4	153.9	55.6	117.0	62.3	57.4
	Mad Dog	126.8	178.2	48.2	67.2	129.2	180.0	40.1	55.9	126.8	48.2
T&T	Angostura	1.6	2.1	165.4	251.5	1.6	1.9	167.9	230.1	1.6	165.4
	Ruby	0.8	1.4	16.1	37.1	1.4	1.8	24.0	33.2	0.8	16.1
Senegal	Sangomar	98.0	148.7	0.0	0.0	100.6	148.1	0.0	0.0	81.2	0.0
Total		482.6	749.6	11,642.9	16,543.7	480.8	761.7	11,898.5	17,677.9	448.4	10,922.3

Notes:

•	Algeria and Neptune are excluded from the above Reserves.

•	Net Reserves are the Merged Group’s net economic entitlement volume after the deduction of royalties, under the terms of the PSC, service contract, or concession that govern the relevant assets.

•

Net gas reserves determined by Independent Technical Specialist include NGL volumes and 1,268 Bcf (1P)/1,859 Bcf (2P) consumed in operations (CiO or fuel); the Competent Person’s Report presents CiO volumes, company net NGL reserves and company net gas reserves excluding fuel in separate tables. BHP Petroleum includes onshore and offshore fuel used in operations as reserves whilst Woodside includes downstream fuel as reserves.

•	The above Reserves include production through to the end of the relevant concessions only.

•	Totals may not exactly equal the sum of the individual entries because of rounding.

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•

The reserves estimate generated by the Independent Technical Specialist vary when compared on an asset-by-asset basis to Woodside estimates. In aggregate, the Independent Technical Specialist’s estimates are approximately 2% higher for 1P and 0.75% higher for 2P.

•	Entity derived 1P estimates for the Woodside assets are based on SPE PRMS standards. These are generally higher than the reserves estimated based on SEC rules due to one or more of the following:

o	Commodity price assumptions

o	Exclusion of probabilistic aggregation

o	Volumes associated with unpenetrated sand bodies fault blocks, and

o	Cross-block volumes.

6.2.2    Net Combined Contingent Resources

Merged Group Net Contingent Resources as at 31 December 2021
		Entity derived		Independent Technical Specialist
Country	Asset	Net 2C Contingent Resources		Net 2C Contingent Resources
		Oil and Condensate (MMbbl)	Gas (Bcf)	Oil and Condensate (MMbbl)	Gas (Bcf)
Australia	Greater Pluto	22.5	1,116.5	22.8	1,290
	Bass Strait	57.8	906.1	18.1	138
	NWS	33.3	422.9	35.7	582
	Greater Exmouth	32.1	349.5	34.4	351
	Pyrenees	15.8	0.0	16.4	0
	Macedon	0.0	107.0	0.0	107
	Wheatstone	0.7	37.4	0.2	15
	Greater Scarborough	0.0	1,801.2	0.0	1,318
	Greater Browse	119.4	4,257.8	119.3	4,469
	Greater Sunrise	75.6	1,716.8	75.6	1,717
U.S. GOM	Shenzi	83.9	59.2	25.0	7
	Wildling	57.1	40.2	36.9	11
	Atlantis	155.1	405.7	88.3	38
	Mad Dog	164.5	52.3	70.2	4

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Myanmar	Myanmar A6	0.0	624.0	0.0	567
Mexico	Trion	241.0	204.0	282.6	210
T&T	Angostura	0.9	188.1	1.3	219
	Calypso	0.0	2,456.3	4.9	2,877
	Magellan	0.0	246.7	0.0	313
Senegal	Sangomar	231.2	232.2	317.1	301
Canada	Liard	0.0	25,373.3	0.0	13,350
Total		1,294.0	40,642.7	1,148.8	27,884

Notes:

•	Algeria and Neptune are excluded from the above Contingent Resources.

•

For BHP Petroleum assets, the Entity Derived Net Interest Contingent Resources shown in this table are the net economic entitlement volumes after the deduction of royalties, under the terms of the PSC, service contract, or concession that govern the relevant assets. The Independent Technical Specialist Contingent Resource estimates provided are the working interest portion which is a higher estimate than Net Interest

•	The contingent resource estimates are based on the Society of Petroleum Engineers Petroleum Resources Management System.

•

The Independent Technical Specialist’s Contingent Resource Volume for Liard (Canada) shown is based on a working interest of 50.0%on the basis that not all the infrastructure-free leases have been transferred. The Entity derived Contingent Resource Volume for Liard is based on a working interest of 94.5% on the basis of Woodside assuming full equity in 28 non infrastructure related Liard Basin leases from Chevron Canada

•

The volumes reported are “unrisked” in the sense that no adjustment has been made for the risk that the asset may not be developed in the form envisaged or may not be developed at all (i.e. no “Chance of Development” (Pd) factor has been applied).

•	Contingent resources are not aggregated with Reserves because of the different technical and commercial risk involved and the different basis on which the volumes are determined.

•	Contingent gas resources include NGL volumes.

•	Totals may not exactly equal the sum of the individual entries because of rounding.

•

“Consumed in Operations” volumes are included in the reported Contingent Resources with the exception of Entity derived contingent resources which are net of upstream fuel and non-hydrocarbons that are not present in sales products.

•

Asset-by-asset Contingent Resource estimates made by the Independent Technical Specialist vary when compared to Woodside 2C estimates. In aggregate, Independent Technical Specialist estimates are 3% lower than the Entity derived estimates.

•

The Independent Technical Specialist has elected to only include a subset of BHP Petroleum identified Contingent Resources projects deemed most mature based on a judgement of technical and economic viability.

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6.2.3       Production

Historical Production (MMboe)[46]

Year	Woodside	BHP Petroleum	Merged Group

2019	89.6	115.8	205.4

2020	100.3	101.8	202.1

2021	91.1	102.3	193.4

6.3 Strategy

Woodside will develop a strategy for the Merged Group to optimise value and shareholder returns through the energy transition. The goal is to leverage its base business profitability to build a low-cost, lower-carbon, profitable, financially resilient and diversified portfolio of growth opportunities to achieve its strategic objectives.

The strategy will see Woodside continuing to develop hydrocarbons while gradually building optionality in new energy products and lower-carbon services such as ammonia, liquid hydrogen and the development of carbon capture and utilisation through targeted opportunities with attractive growth potential.

In addition to these new energy opportunities, Woodside is assessing opportunities for carbon capture and storage, including an opportunity to develop a large-scale, multi-user project near Karratha, Western Australia.

The strategic planning framework will facilitate delivery of Woodside’s strategy, and execution of future investment decisions.

46 Production for the 12 months ending 31 December. Production from Algeria and Neptune is included in BHP Petroleum production for 2019 and 2020, and excluded from BHP Petroleum production for 2021.

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6.3.1       Competitive advantage

Woodside’s strategy aims to establish a competitive advantage by offering its customers high valued products. Woodside operates international assets to deliver low-cost and high-margin products, and is maturing a portfolio of high-quality growth options, including both hydrocarbon and new energy opportunities. Understanding the changes in the energy market, combined with diversifying the portfolio into new energy, will help Woodside to identify new areas within known segments of the energy value chain where the Merged Group may gain a competitive advantage.

Woodside’s strategy to diversify its portfolio into new energy will be built on Woodside’s understanding of the energy value chain and the market evolution, and its capabilities to identify adjacent areas of the energy value chain where it may gain a competitive advantage.

6.3.2       Disciplined capital management and allocation

Woodside’s approach to capital management is to deploy its capital within a framework designed to optimise shareholder returns, through investing in growth opportunities or distributions, whilst maintaining a strong balance sheet.

Woodside has a portfolio of international assets providing safe, reliable and low-cost operations which provides the foundation to deliver new growth opportunities.

In respect of investing in growth opportunities, Woodside’s disciplined capital allocation approach includes robust assessment of opportunities, portfolio outcomes and shareholder returns, while maintaining focus on safe and reliable operations.

Woodside’s capital allocation approach aligns to its strategy and is expected to enable the current portfolio to evolve into an optimised portfolio for the future, incorporating a mix of oil, gas, and new energy opportunities and shareholder returns.

The Merged Group will adopt Woodside’s capital allocation approach.

Woodside’s capital allocation framework sets target investment criteria for the assessment of oil, gas and new energy opportunities. It comprises investment targets for different business segments, as well as portfolio level financial and non-financial metrics to evaluate opportunities for their strategic fit and performance under different scenarios. The capital allocation framework is used to create a diversified and flexible portfolio which is responsive to changes in demand and supply for Woodside’s products.

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1.	CCUS refers to carbon capture utilisation and storage.
2.	Payback refers to RFSU + X years.
3.

Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Following Implementation (which remains subject to Conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP petroleum portfolio.

When assessing opportunities, Woodside considers a broad range of portfolio evaluation and opportunity evaluation factors relevant to the opportunity. These assessments can apply to acquisitions or divestments, and for evaluating the impact of a new project on the portfolio.

The Merged Group portfolio will provide optionality across oil, gas and new energy. Each business segment is expected to meet specific investment criteria that reflect different risk-reward profiles.

The allocation approach intends to support continued investment in hydrocarbons where screening criteria are met as well as building capability and competitive advantage in new energy. In addition, Woodside expects to manage the emissions from all these investments to meet Woodside’s net equity Scope 1 and Scope 2 greenhouse gas emissions reduction targets of 15% by 2025, 30% by 2030, and a net zero aspiration by 2050 or sooner.48 After Implementation of the Merger, the baseline will be adjusted for the Merged Group portfolio.

Capital investment requirements are primarily funded by Woodside’s resilient and stable operating cash flows, in conjunction with a number of capital management levers:

47 Illustrative of the considerations. Not an exhaustive list.

48 Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Following Implementation (which remains subject to Conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP petroleum portfolio.

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●

Participating interest management, ensuring a balance of capital investment requirements, project execution risk and long-term value. In January 2022, Woodside completed the sell-down of a 49% non-operating participating interest in the Pluto Train 2 Joint Venture. In 2022, Woodside will continue the targeted sell-down processes for Sangomar and the Scarborough offshore resource;

●

Debt management, to ensure that Woodside continues to have access to premium debt markets at a competitive cost to support its growth activities. Woodside seeks to manage average debt maturity on its debt portfolio. Woodside’s gearing target is 15-35%. Woodside continues to target maintaining an investment-grade credit rating; and

●	Focused expenditure management, to ensure prudent and efficient deployment of capital to support delivery of base business and growth opportunities.

Oil

The Merged Group’s oil investments will focus on high quality oil resources that can generate high returns to fund its future diversified growth. These opportunities, including subsea tiebacks to existing oil infrastructure, are characterised by quick developments, short payback periods and significant cash generation once operational.

Woodside plans to target oil opportunities for the Merged Group that deliver rates of return greater than 15% and payback within the first 5 years from RFSU.

Gas

Woodside believes gas will continue to play a major role in the energy transition, as countries switch from coal and look for stable forms of base-load power to support renewable energy generation. The Merged Group will invest in LNG and pipeline gas opportunities, focusing on developments through existing infrastructure and opportunities to develop optionality for hydrogen.

Woodside plans to target gas opportunities for the Merged Group that deliver rates of return above 12% and payback within 7 years from RFSU.

New Energy

Woodside believes the new energy products and services market is developing and could grow quickly as countries and businesses commit to net zero goals and policies to incentivise lower-carbon solutions across the globe strengthen. Woodside has set a target to invest at least $5 billion on new energy products and lower carbon services by 2030 to meet this growing demand.49

Woodside expects to diversify its product stream by investing in a diversified range of new energy opportunities. These include products and services to help customers reduce their emissions such as the supply of hydrogen and ammonia, and the provision of carbon, capture, utilisation and storage services to third parties to support their decarbonisation efforts.

These opportunities are expected to be scalable in nature, providing the opportunity for staged investment as the market develops.

Opportunities that deliver rates of return greater than 10% and payback within 10 years from RFSU will be targeted by the Merged Group. These thresholds reflect that these projects are not exposed to upstream or resource risk in the way a traditional oil or gas development is.

New energy opportunities recently announced by Woodside include H2Perth (an ammonia and hydrogen opportunity located near the Kwinana industrial hub south of Perth, Western Australia), H2TAS (a renewable hydrogen and ammonia opportunity located in the Bell Bay area of northern Tasmania), H2OK (a liquid hydrogen opportunity in Oklahoma) as well as a collaboration with Heliogen on deployment of their concentrated solar technology at a pilot facility in California.

49 Investment target assumes completion of the Merger. Individual investment decisions are subject to Woodside’s investment hurdles. Not guidance.

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Dividends

The Merged Group’s dividend policy is expected to be unchanged compared to Woodside’s current dividend policy.

The Woodside Board is responsible for approving dividends. The Woodside Board has determined there is no change to Woodside’s dividend policy of a minimum of 50% of net profit after tax excluding non-recurring items in dividends. The Woodside Board’s dividend payout ratio target is between 50% to 80% of net profit after tax, excluding non-recurring items, subject to market conditions and investment requirements.

Generally, Woodside pays dividends to its shareholders semi-annually, once in March or April and again in September or October of each year. Woodside maintains a dividend reinvestment plan that, if utilised by the Woodside Board, provides Woodside Shareholders with the option of reinvesting all or part of their dividends in additional Woodside Shares rather than taking cash dividends.

On 17 February 2022, the Woodside Board declared a final dividend of $1,018 million to Woodside Shareholders ($1.05 per Woodside Share), representing a payout ratio of approximately 80% of net profit after tax excluding non-recurring items. The dividend reinvestment plan remains active, allowing eligible Woodside Shareholders to reinvest their dividends directly into Woodside Shares at a 1.5% discount. Woodside’s prior dividends for the years ended 31 December 2015, 2016, 2017, 2018, 2019, 2020 and 2021 are as follows: 50

Date Declared	Date Paid	Type of Dividend	Dividend per Share	Total Dividends

18 February 2015	25 March 2015	Final	$1.44	$1,186 million

19 August 2015	23 September 2015	Interim	$0.66	$544 million

17 February 2016	8 April 2016	Final	$0.43	$354 million

19 August 2016	30 September 2016	Interim	$0.34	$286 million

22 February 2017	29 March 2017	Final	$0.49	$413 million

16 August 2017	21 September 2017	Interim	$0.49	$413 million

14 February 2018	20 March 2018	Final	$0.49	$413 million

15 August 2018	20 September 2018	Interim	$0.53	$496 million

14 February 2019	20 March 2019	Final	$0.91	$852 million

15 August 2019	20 September 2019	Interim	$0.36	$337 million

13 February 2020	20 March 2020	Final	$0.55	$518 million

13 August 2020	18 September 2020	Interim	$0.26	$248 million

18 February 2021	24 March 2021	Final	$0.12	$115 million

18 August 2021	24 September 2021	Interim	$0.30	$289 million

17 February 2022	23 March 2022	Final	$1.05	$1,018 million

Target Gearing

The Merged Group will target gearing within a range of 15% – 35%.

Hedging

The Merged Group’s approach to hedging will remain consistent with Woodside’s financial risk management principles.

Specifically, commodity price, interest rate and foreign exchange risk management will be undertaken in line with approved Board mandate parameters.

Woodside’s financial position and performance are affected by changes in crude oil prices and variations in the exchange rates of various currencies (predominately of the Australian dollar to the U.S. dollar) and in U.S. interest rates. Where appropriate, Woodside uses derivative financial instruments such as swaps, options, futures and forward contracts, to hedge its risks associated with commodity prices, interest rates and foreign currency fluctuations.

50 Dividends per share are calculated by dividing Woodside’s dividends paid by the number of ordinary shares outstanding.

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Currently, Woodside may manage its commodity price risk exposure by hedging up to 50% of oil-linked exposure from produced hydrocarbons to 31 December 2023. In addition, certain derivative financial instruments may be used to hedge pricing risk within Woodside’s trading portfolio.

As at the Last Practicable Date, Woodside had hedged approximately 16.2 MMboe of 2022 of oil exposed production at an average price of $74.65 per barrel and approximately 21.8 MMboe of 2023 oil exposed production at an average price of $74.50 per barrel. In addition, Woodside has taken hedges on Corpus Christi volumes for 2022 and 2023. As a result of hedging and term sales, approximately 97% of Corpus Christi volumes in 2022 and 73% in 2023 have reduced pricing risk as at the Last Practicable Date.

In July 2016, Woodside issued CHF175 million in senior unsecured notes under its Global Medium Term Notes Program. Associated with this issuance, Woodside entered into arrangements with a number of counterparties whereby the CHF proceeds were swapped to US dollars, and the CHF fixed interest coupon payments were swapped to floating rate US dollar obligations based on US$ LIBOR.

In January 2020, Woodside entered into a $600 million fully drawn syndicated term facility. Associated with this facility, Woodside entered into arrangements with a number of counterparties whereby the US$ floating interest rate was swapped to a fixed US$ interest rate over the term of the facility.

In December 2021, Woodside completed a foreign exchange hedge program to manage A$ foreign exchange exposure as part of the Scarborough and Pluto Train 2 developments. Woodside entered into arrangements with a number of counterparties whereby certain amounts of A$ were purchased under forward arrangements between 2022 and 2025. In March 2022, Woodside purchased an amount of A$ under forward arrangements to manage short term A$ foreign exchange exposure relating to operating expenditures in 2022.

Summary of hedge book as at the Last Practicable Date

Commodity Hedge Book

Oil		BBls Volume (Net Short)

	2022		16,200,000

	2023		21,840,000

TTF		MMBtu Volume (Net Short)

	2022		18,452,502

	2023		30,930,000

HH		MMBtu Volume (Net Long)

	2022		25,288,000

	2023		36,810,000

Interest Rate Hedge Book

Interest Rate Swap		Notional		Rate

17-Jan-27		$600 million		Receive 3 month LIBOR

				Pay Fixed 1.72%

Cross Currency Swap		Notional		Rate

11-Dec-23		CHF175 million		Receive Fixed 1%

		$179 million		Pay 3 month LIBOR + 2.80%

Foreign Currency Hedge Book

Purchase A$ foreign exchange Forwards		Notional		Average Rate

2022 - 2023		AUD790 million		0.71

Purchase A$ foreign exchange Forwards		Notional		Average Rate

2024 - 2025		AUD417 million		0.71

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Shares on issue

Table 1 - Woodside Shares that are expected to be on issue on Implementation:

Timing	Number

On issue as at the Last Practicable Date	983,980,823

Estimated to be issued under the Merger	914,768,948[51]

Estimated total on issue following Implementation	1,898,749,771

Table 2 - Woodside unquoted equity securities that are on issue as at the Last Practicable Date:

Unquoted equity securities	Number on issue at the Last Practicable Date

Equity Rights	5,711,407

Performance Rights	1,439,717

Variable Pay Rights	338,261

Unquoted equity securities are awarded under Woodside’s Employee Equity Plan, Executive Incentive Plan and Executive Incentive Scheme. Further details of the unquoted equity securities including vesting dates are available in the Remuneration Report in the Woodside Annual Report 2021 on pages 71 to 92.

On Implementation, it is expected that BHP Shareholders will own approximately 48% of the Merged Group (based on the issue of 914,768,948 New Woodside Shares and the number of Woodside Shares outstanding on the Last Practicable Date) subject to any BHP Shareholders being Ineligible Foreign BHP Shareholders or Relevant Small Parcel BHP Shareholders.

The Merged Group’s financing arrangements, including its banking facilities, access to capital market and maintenance of a relationship banking panel will remain in line with Woodside’s existing financing arrangements prior to Implementation. Specifically, commodity price risk management, interest rate risk management and foreign currency risk management will be undertaken in line with approved Woodside Board mandate parameters.

See Section 6.7.2 for further information in relation to the interests that Woodside Directors and other Key Management Personnel hold in Woodside Shares.

6.3.3       Market analysis

Woodside’s investment decisions are informed by energy market analysis including supply, demand and price outlooks. Through market analysis, Woodside seeks to monitor the global macroeconomic and geopolitical environment and the energy markets outlook to determine how these factors can impact the organisation and how to best respond, including how Woodside allocates capital. This is expected to include third party scenarios and Woodside’s own assessment of product prices and market conditions.

51 This figure assumes that no additional Woodside Shares are issued in connection with a Permitted Equity Raise and no further declaration of Woodside Dividends will occur prior to Implementation.

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Woodside uses scenario models to test the resilience of the current portfolio to different energy outlooks. The robustness of potential investments are also assessed to inform investment decisions around the growth strategy and future portfolio of the Merged Group to ensure that Woodside will remain profitable and resilient through various commodity cycles and climate outcomes, including the energy transition.

6.3.4       High performing culture

Woodside’s high performing culture, which includes an engaged, accountable and diverse workforce with a responsible ESG mindset, is critical to ensuring Woodside’s effectiveness in delivering its vision and strategy.

Values

The Merged Group values are still being defined but will reflect Woodside’s fundamental values, which are as follows:

●	Respect – we give everyone a fair go, give and receive feedback and listen with empathy

●	Ownership – we set goals, hold ourselves accountable and learn, including from mistakes

●	Sustainability – we keep each other safe, look after the environment and support our community

●	Working Together – we embrace inclusion, value diversity and build long-term relationships

●	Integrity – we are transparent, honest and fair and build trust by doing the right thing, and

●	Courage – we speak up, act decisively and embrace change.

Enablers

Woodside’s ability to successfully navigate the energy transition will be underpinned by three primary enablers:

●	Woodside’s safe and reliable operations will aim to keep its people safe and protect its revenues

●	Woodside’s focus on maintaining a strong balance sheet will aim to provide the financial flexibility to support the maturation of growth opportunities, and

●	Woodside’s technology capability will aim to improve base business efficiency and productivity and will enable expansion into new markets for the Merged Group.

6.4 Integration planning and business continuity

Woodside and BHP have established a joint integration team that has commenced integration planning activities across key business areas.

The joint integration team is led by a senior executive representative from each of Woodside and BHP.

The objectives of this joint integration team are to:

●

Develop a detailed integration plan which identifies activities necessary to separate BHP Petroleum from BHP and bring together the operation of the BHP Petroleum business and Woodside business on and from Implementation

●	Identify the short-term transition services that will be required immediately after Implementation, and

●	Combine the respective oil and gas businesses of Woodside and BHP while minimising disruption to the business of the Merged Group.

The final integration plan will set out the key activities to achieve integration of the Woodside Group and BHP Petroleum (including organisational design, regulatory management, stakeholder engagement, and systems and operations transfer).

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Following Implementation, the joint integration team will endeavour to ensure that the identified synergies of the Merger are actioned, monitored and realised as planned.

The Woodside Board is confident that separation of BHP Petroleum from BHP and the subsequent integration of the Woodside Group and BHP Petroleum can be achieved with minimal impact to conducting the Merged Group business safely and efficiently.

6.5 Potential synergies and value creation

6.5.1       Overview

Woodside has undertaken a review of costs for the Merged Group (benchmarked against industry peer performance) and produced a comprehensive list of synergy opportunities subject to and following Implementation. These opportunities are expected to deliver annual savings in excess of $400 million per annum (pre-tax 100% basis) comprising approximately $120 million of corporate savings, $80 million of cost savings related to operations of the business, $150 million in exploration expenditure reduction and $50 million of execution costs savings associated with future growth opportunities. These synergies are expected to be realised progressively and to be implemented by early 2024.52

The organisation structure and operating model for the Merged Group is being designed and will be progressively implemented following Implementation. The new operating model will include structural and sustainable changes which will reflect a more cost-efficient operating model and reflect synergies from the combination of the two businesses. The new organisation design will feature a significant reduction in executive level positions, a reduction in management layers and an overall increase in the breadth of each manager’s area of responsibility and accountability. In addition to the structural and operating model improvements there will be organisational synergies arising from the removal of duplicative or overlapping staffing levels which exist across corporate areas, support functions, commercial and technical functions, and asset support.

52 There is no guarantee or assurance given that some or all of these synergies will be achieved or that any assumptions underlying them are correct. Please refer to the “Disclaimer and important notices” section (including under the heading “Forward-looking statements”) for important cautionary information relating to forward-looking statements.

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Figure 24	Approximate Annual Synergies and Value Creation Categories (US$ million real term 2022)

Key areas of the business where these synergies are expected to be achieved are set out in the following sections. As part of the integration process, Woodside is aiming to identify further synergies and value creation opportunities.

6.5.2       Corporate

This category refers to those costs incurred in supporting the Operations, Exploration, Development and Growth activities of the Merged Group.

In addition to the savings to be derived from the improvements in organisation structure and operating model referred to above, Woodside also expects to be able to reduce costs by consolidating third party spend, by removing processes across corporate functions and overlapping assets and rationalising information technology applications, licences and subscriptions.

Examples are outlined below:

●	Implementing a consolidated Enterprise Resource Planning System to enable integrated cost reporting and control and reducing the ongoing cost of maintaining duplicate systems.

●	Combining or rationalising legal entities

●	Consolidating corporate consultant costs

●	Consolidating and renegotiating enterprise-wide arrangements with key vendors for software and services

●	Consolidation of Marketing information systems and data providers

●	Rationalising licences and subscriptions for various marketing services, and

●	Consolidation of teams and office space to reduce property costs

The synergies under this category account for approximately 30% of the overall synergies estimate of approximately $400 million.

6.5.3       Operations

Prior to Implementation, Woodside has commenced programs to improve operational efficiency and reduce costs across its assets. Following Implementation, the Merged Group will continue this work and will further consolidate operations and execute efficient practices across the portfolio which is intended to deliver further cost reductions.

Examples are outlined below:

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Operating and maintenance cost:

●	Leveraging systems and digital solutions to reduce operating and maintenance costs across all assets for sustained cost reduction

●	Sequencing maintenance programs across certain assets to optimise workforce access to reduce cost and execution risk

●	Digitising maintenance strategies across all assets to reduce spend on planning, logistics and materials, and

●	Reducing the cost of production maintenance through volume consolidation of maintenance repairs and operations, chemicals, and other goods to be implemented across the assets progressively.

Supply chain and procurement:

●	Leveraging long-term relationships with key contractors and improved purchasing power due to economies of scale to secure better service and pricing

●	Unifying and streamlining inventory management systems

●	Consolidating the Australian logistics and material network; especially ground, air and vessel transportation support for Western Australian assets, and

●	Consolidating supply base operations.

Asset productivity:

●	The Merged Group will also seek to improve the production performance of its upstream assets, sharing experience and technology solutions to improve uptime and lower unit-production costs.

The synergies under this category account for approximately 20% of the overall synergies estimate of approximately $400 million.

6.5.4       Exploration

Woodside has identified opportunities to reduce exploration expenditure to be pursued and implemented following Implementation. This saving will be achieved by reducing headcount across the function and technical support functions, high-grading the combined exploration portfolio and focusing on progressing high-quality prospects that have a clear path to commercialisation.

Opportunities have also been identified to make the delivery of exploration services more efficient including:

●	Rationalising licences, data subscriptions and applications, and

●	Consolidation of seismic campaigns.

The synergies under this category account for approximately 40% of the overall synergies estimate of approximately $400 million.

6.5.5       Growth opportunities

The combined portfolio will allow the Merged Group to high-grade investment opportunities and improve phasing of the enlarged opportunity set. Opportunities have also been identified which have the potential to reduce execution costs. Examples are outlined below:

●	Inventory optimisation by region and for exploration, decommissioning and development programs.

●	Sharing global inventory and regional backup.

●	Standardisation of casing, wellheads and trees and work with suppliers to maintain sufficient inventory to purchase on consignment.

●	Consolidation of rig schedules to provide larger work scope, longer contracts and increased learning curve efficiencies, and

●	Scale up purchasing power with major vendors engaged to deliver key projects.

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The synergies under this category account for approximately 10% of the overall synergies estimate of approximately $400 million.

6.5.6       Marketing

The Merged Group’s increased scale and existing LNG shipping capability will help to improve shipping utilisation and reduce transportation and delivery unit costs. Woodside expects to determine the magnitude of the synergies in this category post Implementation.

6.5.7       Cost of attainment of synergies

Woodside estimates that the implementation of the potential synergies would give rise to one-off costs of approximately $500 – 600 million,53 anticipated to be incurred in the first two years following Implementation. This estimate includes provisions for digital integration and severance costs, and consultant and team costs necessary to complete the synergy attainment work.

6.5.8       Independent Expert comments

The Independent Expert Report comments that while there is a clear logic and basis for the level of synergies identified by Woodside, it is important to note that the realisation and final quantum of any benefit is not assured and will depend upon Woodside’s ability to integrate the two businesses successfully. After assessing the risk that the cost savings and synergies may not emerge to the extent anticipated, the timing for realisation may take longer than planned and that additional unanticipated costs of realisation may emerge, the Independent Expert adopts a range of $2,364 million to $3,599 million in relation to the post-tax net present value of annual cost savings and synergies for the purpose of its assessed values of the Merged Group rather than a single point estimate. This equates to a value per Woodside Share in the Merged Group of approximately A$1.67 to A$2.54. See section 3.1 of the Independent Expert’s Report.

6.6 Corporate structure of the Merged Group

The subsidiaries of the Merged Group will comprise all of the subsidiaries of Woodside along with all of the subsidiaries of BHP Petroleum set out in Section 5.6. The list of subsidiaries contains all group members with the exception of certain entities in which BHP Petroleum holds, and Woodside will hold, an insignificant minority shareholding.

Set out below is the corporate group structure and list of subsidiaries of the Merged Group. The corporate group structure is a simplified corporate structure chart of the significant Merged Group members at Implementation and the list of subsidiaries contains all group members with the exception of certain entities in which BHP Petroleum holds, and Woodside will hold, an insignificant minority shareholding. Under the Share Sale Agreement Woodside or its nominee will acquire the shares in BHP Petroleum International Pty Ltd. The charts below assumes that the acquiror will be Woodside.

53 The estimate excludes costs to implement marketing synergies discussed in Section 6.5.6, which Woodside expects to determine post Implementation.

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Please note that Woodside holds a 1/6 interest only in the China Administration Company Pty Ltd.

6.7 Board, Executive Leadership Team and KMPs

6.7.1       Board and Executive Leadership Team profiles

The expected composition of each of the Woodside Board and the Executive Leadership Team upon Implementation is outlined on the following pages. It includes a brief biography for each individual, including details of his or her proposed functions within the Merged Group and details of the names of companies and partnerships (excluding directorships in the Group or the BHP Group) of which the individual is or has been a member of the administrative, management or supervisory bodies or partners at any time in the five years preceding the date of this Merger Explanatory Memorandum.

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Executive Director

Name	Position and Profile
Meg O’Neill

BSc (Ocean Engineering), BSc (Chemical Engineering), MSc (Ocean Systems Management)

Chief Executive Officer and Managing Director

Term of office: Director since August 2021

Independent: No

Joined Woodside: 2018

Experience: Meg was appointed as Chief Executive Officer and Managing Director on 17 August 2021. Meg joined Woodside as Chief Operations Officer in May 2018, and served as Chief Operations Officer until October 2019, as Executive Vice President Development from October 2019 to August 2021, as Executive Vice President Development and Marketing from August 2020 to April 2021 and as acting Chief Executive Officer from April 2021 to August 2021. Prior to joining Woodside, Meg spent 23 years with ExxonMobil in a variety of technical, operational and leadership roles including senior positions such as Vice President Development Africa, Executive Advisor to the Chairman, Vice President Production Asia / Pacific, and country leadership positions in Canada and Norway.

Committee membership: Nil.

Current directorships/partnerships:

Vice Chair: Australian Petroleum Production & Exploration Association (APPEA).

Director: Reconciliation WA, WA Venues & Events Pty Ltd (WAVE), West Australian Symphony Orchestra (WASO).

Vice President: Australian Resources and Energy Group (AMMA)

Member: Chief Executive Women, UWA Business School Advisory Board.

Directorships/partnerships within the past five years: GLX Holdings Limited (2020-2021) and North West Shelf Shipping Service Company Pty Ltd (2020-2021).

Non-Executive Directors

Name	Position and Profile
Richard Goyder, AO

BCom, FAICD

Chairman: Chairman since April 2018

Term of office: Director since August 2017

Independent: Yes

Experience: Richard spent 24 years with Wesfarmers Limited, where he served as Managing Director and CEO from 2005 to late 2017. Richard served as Chairman of the Australian B20 (the key business advisory body to the international economic forum which includes business leaders from all G20 economies) from February 2013 to December 2014.

Committee membership: Chair of the Nominations & Governance Committee. Attends other Board committee meetings.

Current directorships/partnerships:

Chairman: Qantas Airways Limited, Australian Football League Commission, Channel 7 Telethon Trust and West Australian Symphony Orchestra.

Member: Evans and Partners Investment Committee.

Directorships/partnerships within the past five years: Wesfarmers Limited (2002-2017), Juvenile Diabetes Research Foundation Australia (2016-2021).

Larry Archibald

BSc (Geosciences), BA (Geology), MBA

Board Member

Term of office: Director since February 2017

Independent: Yes

Experience: Larry previously worked at ConocoPhillips, where he spent 8 years in senior executive positions including Senior Vice President, Business Development and Exploration, and Senior Vice President, Exploration. Prior to joining ConocoPhillips, Larry spent 29 years at Amoco (1980 to 1998) and BP (1998 to 2008) in various positions including leading global exploration programs covering many world regions.

Committee membership: Audit & Risk, Sustainability and Nominations & Governance Committees.

Current directorships/partnerships:

Chair: University of Arizona Geosciences Advisory Board.

Directorships/partnerships within the past five years: Mainsail Energy (2016-2018)

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Non-Executive Directors

Name	Position and Profile
Frank Cooper, AO

BCom, FCA, FAICD

Board Member

Term of office: Director since February 2013

Independent: Yes

Experience: Frank has more than 35 years’ experience in corporate tax, specialising in the mining, energy and utilities sector. Frank was a Partner of PricewaterhouseCoopers from 2006 to 2012, Frank was a partner of Ernst & Young from 2002 to 2005 and managing partner of Arthur Andersen from 1991 to 2002.

Committee membership: Chair of the Audit & Risk Committee. Member of the Human Resources & Compensation and Nominations & Governance Committees.

Current directorships/partnerships:

Chair: Insurance Commission of Western Australia.

Director: St John of God Australia Limited (since 2015) and South32 Limited (since 2015).

Member: Pro-Chancellor of Senate of the University of Western Australia.

Trustee: St John of God Health Care (since 2015).

Directorships/partnerships within the past five years: Nil.

Swee Chen Goh

BSc (Information Science), MBA

Board Member

Term of office: Director since January 2020

Independent: Yes

Experience: Swee Chen previously worked at Shell as Chief Information Officer, Oil Product, East from 2003 until 2004, Vice President of Global IT Services from 2004, and as Chair of Shell Companies in Singapore from October 2014 until her retirement in January 2019. During her tenure at Shell, Swee Chen served on the boards of a number of Shell joint ventures in China, Korea and Saudi Arabia. Prior to joining Shell, Swee Chen worked at Procter & Gamble and IBM.

Committee membership: Member of the Human Resources & Compensation, Sustainability and Nominations & Governance Committees.

Current directorships/partnerships:

Chair: Nanyang Technological University (since 2021), Singapore Institute for Human Resource Professionals (since 2016) and the National Arts Council Singapore (since 2019).

Director: Singapore Airlines Ltd (since 2019), Singapore Power Ltd (since 2019), Carbon Solutions Holdings Pte Ltd (since 2022), Carbon Solutions Platform Pte Ltd (since 2022), JTC Corporation (since 2022), CapitaLand Investment Ltd (since 2017), Resilience Collective Ltd (since 2020) and The Centre for Liveable Cities (since 2021).

Member: Singapore Legal Services Commission.

President: Global Compact Network Singapore.

Directorships/partnerships within the past five years: Various Asian Shell Subsidiaries (2014-2018).

Ian Macfarlane

Former Australian Federal Minister (Resources; Energy; Industry and Innovation), FAICD

Board Member

Term of office: Director since November 2016

Independent: Yes

Experience: Ian served as Australia’s longest-serving Federal Resources and Energy Minister and the Coalition’s longest-serving Federal Industry and Innovation Minister, with over 14 years of experience in both Cabinet and shadow ministerial positions. Before entering politics, Ian’s experience included agriculture, and being President of the Queensland Graingrowers Association (1991-1998) and the Grains Council of Australia (1994-1996).

Committee membership: Member of the Human Resources & Compensation, Sustainability and Nominations & Governance Committees.

Current directorships/partnerships:

Chief Executive: Queensland Resources Council (since 2016).

Chair: Innovative Manufacturing Co-operative Research Centre.

Director: CSIRO (since 2021).

Member: Toowoomba Community Advisory Committee of the University of Queensland Rural Clinical School.

Directorships/partnerships within the past five years: METS Ignited Ltd

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Non-Executive Directors

Name	Position and Profile
Christopher Haynes, OBE

BSc, DPhil, FREng, CEng, FIMechE, FIEAust

Board Member

Term of office: Director since June 2011

Independent: Yes

Experience: Christopher had a 38-year career with Shell including as Executive Vice President, Upstream Major Projects within Shell’s Projects and Technology business, General Manager of Shell’s operations in Syria and a secondment as Managing Director of Nigeria LNG Ltd. From 1999 to 2002, Christopher was seconded to Woodside as General Manager of the North West Shelf Venture. Christopher retired from Shell in August 2011.

Committee membership: Member of the Audit & Risk, Sustainability and Nominations & Governance Committees.

Current directorships/partnerships:

Director: Worley Limited (since 2012).

Fellow: Institution of Mechanical Engineers in the United Kingdom, Institution of Engineers, Australia and Royal Academy of Engineering in the United Kingdom.

Directorships/partnerships within the past five years: Nil.

Ann Pickard

BA, MA

Board Member

Term of office: Director since February 2016

Independent: Yes

Experience: During her 15-year tenure prior to retiring from Shell in 2016, Ann served as Executive Vice President Arctic, Executive Vice President Exploration and Production, Country Chair of Shell in Australia, and as Executive Vice President Africa. Ann additionally served as Director, Global Business and Strategy and was a member of the Shell Gas & Power Executive Committee. Prior to joining Shell in 2000, Ann had an 11-year tenure with Mobil prior to its merger with Exxon in 1998.

Committee membership: Chair of the Sustainability Committee. Member of the Human Resources & Compensation and Nominations & Governance Committees.

Current directorships/partnerships:

Director: KBR Inc. (since 2015) and Noble Corporation plc (since 2021).

Member: Chief Executive Women and University of Wyoming Foundation Board.

Directorships/partnerships within the past five years: Nil.

Gene Tilbrook

BSc, MBA, FAICD

Board Member

Term of office: Director since December 2014

Independent: Yes

Experience: Gene served as a senior executive of Wesfarmers Limited between 1985 and 2009, including roles as Executive Director Finance and Executive Director Business Development.

Committee membership: Chair of the Human Resources & Compensation Committee. Member of the Audit & Risk and Nominations & Governance Committees.

Current directorships/partnerships:

Director: Orica Limited (since 2013) .

Directorships/partnerships within the past five years: GPT Group Limited (2010-2021).

Sarah Ryan

BSc (Geology), BSc (Geophysics) (Hons 1), PhD (Petroleum and Geophysics), FTSE

Board Member

Term of office: Director since December 2012

Independent: Yes

Experience: Sarah has more than 30 years’ experience in the oil and gas industry in various technical, operational and senior management positions. Sarah worked at Schlumberger Ltd for 15 years. Sarah was also an equity analyst, portfolio manager and energy advisor for Earnest Partners from 2007 to 2017.

Committee membership: Member of the Audit & Risk, Sustainability and Nominations & Governance Committees.

Current directorships/partnerships:

Director: Aurizon Holdings (since 2019), MPC Kinetic Pty Ltd (since 2016), Viva Energy Group Ltd (since 2018), Future Battery Industries Co-operative Research Centre (since 2020) and Oz Minerals Limited (since 2021).

Member: Chief Executive Women (since 2016), ASIC Corporate Governance Consultative Panel (since 2019) and is a Fellow of the Australian Academy of Technology and Engineering.

Directorships/partnerships within the past five years: Central Petroleum Limited (2017 to 2018) and Akastor ASA (2014-2021).

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Non-Executive Directors

Name	Position and Profile

Ben Wyatt

LLB, MSc

Board Member

Term of Office: Director since June 2021

Independent: Yes

Experience: Ben served in the Western Australian Legislative Assembly for 15 years, including as the Western Australian Treasurer, Minister for Finance, Energy, Aboriginal Affairs and Lands.

Ben additionally held various shadow cabinet portfolios including responsibility for Native Title and the Pilbara.

Prior to entering Parliament, Ben practised as a lawyer in both private practice and with the Western Australian Office of the Director of Public Prosecutions.

Committee membership: Member of the Human Resources & Compensation Committee, Sustainability Committee and Nominations & Governance Committee.

Current directorships / partnerships:

Director: Wyatt Martin Pty Ltd (since 2021), the West Coast Eagles (since 2021), the Telethon Kids Institute (since 2021), Rio Tinto Limited (since 2021) and Perth International Arts Festival (since 2021).

Member: UWA Business School Advisory Board and APM Advisory Board.

Directorships/partnerships within the past five years: Nil.

Executive Leadership Team

Name	Position and Profile

Meg O’Neill	Please refer to the Executive Director table above.

Graham Tiver

Executive Vice President and Chief Financial Officer

Joined Woodside: 2022

Experience: Graham commenced with Woodside in February 2022 as Chief Financial Officer and Executive Vice President. Before joining Woodside, Graham was previously at BHP where he held the role of Group Financial Controller with responsibility for BHP’s global accounting and reporting function and financial improvement across 10 countries. Graham has held significant financial, commercial and leadership roles across a range of business sectors, including minerals and oil and gas. He has extensive international experience, having worked in North and South America as well as a variety of roles around Australia. Graham holds a Bachelor of Business in Accounting and Finance from Edith Cowan University in Perth, and is a Fellow of the Australian Society of Certified Practising Accountants.

Current directorships/partnerships:

Director: Nil.

Fellow: Australian Society of Certified Practising Accountants.

Directorships/partnerships within the past five years: BHP Foundation (2019-2022)

Fiona Hick

Executive Vice President Australian Operations

Joined Woodside: 2001

Experience: Fiona has been nominated to lead Australian Operations, based in Perth. Fiona has led Woodside’s operations division since 2019. As Executive Vice President Operations, she is responsible for all of Woodside’s global health, safety and environment, operations, producing facilities, subsea and pipelines, logistics and reservoir management functions. Fiona has been with Woodside since 2001, holding positions including Vice President Strategy Planning and Analysis and Vice President Health, Safety, Environment and Quality. Prior to joining Woodside, Fiona worked for several years with Rio Tinto, living and working in their remote locations. Fiona has a Bachelor of Engineering (Hons) and a Bachelor of Applied Science (Energy).

Current directorships/partnerships:

Director: C02CRC

Member: Strategic Resources Committee of The University of Western Australia.

Associate Fellow: The Australian Institute of Management.

Fellow: Institute of Engineers.

President: The Chamber of Minerals and Energy of Western Australia.

Directorships/partnerships within the past five years: Nil.

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Executive Leadership Team

Name	Position and Profile

Shiva McMahon

Executive Vice President International Operations

Joined Woodside: Expected following Implementation.

Experience: Shiva has been nominated to lead International Operations, based in Houston. Shiva is currently General Manager, BHP Petroleum, Australia. Shiva joined BHP in the role of Vice President Finance for Petroleum in 2020 with over 25 years of energy industry experience across multiple international roles. She also served as a Non-Executive Director and member of the Audit, Remuneration and Nominations committees of the Mumbai Stock Exchange listed Castrol India between 2017 and 2018. She spent a large part of her career with BP in upstream and downstream leadership roles including serving as the CFO for BP Trinidad and Tobago and BP’s global lubricants business, Castrol. She also served as Head of the Upstream Executive Office between 2014 and 2017. Shiva has a Masters in Business Administration and IT and a Bachelor of Arts in Applied Foreign Languages.

Current directorships/partnerships: APPEA Director and Chair of Environment, Health and Safety Committee.

Directorships/partnerships within the past five years: Castrol India (2017 - 2018)

Shaun Gregory

Executive Vice President New Energy

Joined Woodside: 1995

Experience: Shaun has been nominated to lead New Energy, based in Perth. Shaun has over 25 years industry experience. Shaun joined Woodside in 1995 and currently holds the role of EVP Sustainability and Chief Technology Officer, overseeing exploration, technology, digital, new energy and carbon management. Shaun has previously held a range of roles at Woodside across sustainability and exploration. Shaun has a Bachelor of Science (Hons) from the University of Western Australia in Mathematical Geophysics and a Master of Business and Technology from the University of New South Wales.

Current directorships/partnerships: Scitech WA

Directorships/partnerships within the past five years: Dean’s Council for the Faculty of Engineering, Computing and Mathematics at the University of Western Australia.

Mark Abbotsford

Executive Vice President Marketing and Trading

Joined Woodside: 2002

Experience: Mark has been nominated to lead Marketing and Trading, based in Perth. Mark joined Woodside in 2002, and has 20 years of commercial, marketing, trading and mergers and acquisitions experience across roles based in Australia, Singapore, Japan and the United Kingdom. Mark has held a number of senior positions at Woodside, including Executive Adviser to the Chief Executive Officer and Managing Director, Vice President Marketing, Trading and Shipping and Group Financial Controller. Mark’s prior experience includes roles at the Western Australian Department of Treasury and BHP Iron Ore. Mark graduated from the Advanced Management Program at Harvard Business School in 2021. Mark also holds a Master of Philosophy in Finance from the University of Cambridge, and a Bachelor of Economics (1.Hons) and MBA from the University of Western Australia.

Current directorships/partnerships: Chamber of Commerce and Industry (WA), GLX Digital Limited, North West Shelf Liaison Company Pty Ltd, North West Shelf Gas Pty. Limited, North West Shelf Shipping Services Company Pty. Ltd.

Directorships/partnerships within the past five years: Nil.

Andy Drummond

Executive Vice President Exploration and Development

Joined Woodside: Expected following Implementation.

Experience: Andy has been nominated to lead Exploration and Development, based in Houston. Andy is currently Vice President of Sustainability and Innovation for BHP’s Petroleum business. Since joining BHP in January 2013, he has held several leadership positions including Vice President Business Development. Prior to joining BHP, Andy spent 15 years with Marathon Oil Corporation working throughout the value chain at various international locations including Scotland, Norway, Equatorial Guinea and Poland. Andy has a Bachelor of Engineering, Chemical and Process Engineering (Hons).

Current directorships/partnerships: Nil.

Directorships/partnerships within the past five years: Nil.

Matthew Ridolfi

Executive Vice President Projects

Joined Woodside: Expected following Implementation.

Experience: Matthew has been nominated to lead Projects, based in Houston. Matthew has 30 years of experience in the petroleum business, including in Australia, the United Kingdom, and the United States of America. Matthew is currently the Vice President of Major Developments with accountability for BHP Petroleum’s worldwide operated and non-operated major development activities and all operated well and seismic delivery activities. Prior to his current position, Matthew has held various senior roles in both the conventional and shale businesses, and was the Vice President Health, Safety, Environment and Community, and the Joint Interest Unit Manager Bass Strait. Matthew began his career with BHP in 1991 when he joined as a graduate engineer. Matthew holds a bachelor’s degree in Mechanical Engineering (Hons).

Current directorships/partnerships: Nil.

Directorships/partnerships within the past five years: Nil.

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Executive Leadership Team

Name	Position and Profile
Julie Fallon

Senior Vice President Corporate Services

Joined Woodside: 1998

Experience: Julie has been nominated to lead Corporate Services, based in Perth. Julie joined Woodside in 1998 and is currently Acting Senior Vice President Corporate and Legal, providing support across the company in a range of areas including corporate affairs, security, legal, property management, risk and compliance and internal audit. She has 29 years of industry experience and has held a number of roles within Woodside including Senior Vice President Engineering, Senior Vice President Pluto Business Unit and Senior Vice President Internal Audit. Julie has also worked in a range of production and engineering roles, including several years living and working in Karratha. Prior to joining Woodside, Julie worked as an engineer at Shell Refining Australia. Julie graduated from the University of Sydney with a Bachelor in Chemical Engineering (1. Hons) and is a fellow of the Institution of Chemical Engineers.

Current directorships/partnerships:

Director: Nil.

Fellow: Institution of Chemical Engineers.

Directorships/partnerships within the past five years: Nil.

Tony Cudmore

Senior Vice President Strategy and Climate

Joined Woodside: Expected following Implementation.

Experience: Tony has been nominated to lead Strategy and Climate, based in Perth. Tony is currently Group Sustainability & Public Policy Officer for BHP Group. Tony has held responsibility for BHP’s global sustainability and climate change teams as well as being accountable for BHP’s global brand, corporate communications and public policy advocacy. Tony joined BHP in February 2014 and has held roles including Chief Public Affairs Officer and President Corporate Affairs before assuming his current role in March 2016. Prior to joining BHP, Tony worked with ExxonMobil for 13 years and held a wide range of senior and global Corporate Affairs roles in Australia and the United States of America. Before joining ExxonMobil, Tony was a Media Relations and Policy Adviser before becoming Principal Adviser to the then Premier of Victoria, Jeff Kennett, followed by his role as Assistant Director of the Australian Institute of Petroleum. Tony holds a Bachelor of Arts and a Graduate Certificate of International Relations.

Current directorships/partnerships: BHP Foundation (2015-2022).

Directorships/partnerships within the past five years: Nil.

Daniel Kalms

Senior Vice President Merger Integration

Joined Woodside: 2001

Experience: Daniel is currently Senior Vice President Merger Integration Planning at Woodside, and he has been nominated to lead Merger Integration activities after Implementation, based in Perth. Daniel joined Woodside in 2001 and has 20 years’ experience in the oil and gas industry, including as Senior Vice President for Development Planning. Since joining Woodside in 2001, Daniel gained extensive experience across departments including commercial, development, projects, operations, and business management. Daniel was Pluto Plant Manager based in Karratha from 2011 to 2014, overseeing the start-up of the new LNG production facility. Daniel graduated from Royal Melbourne Institute of Technology and holds a Bachelor of Engineering (Chemical), Graduate Certificate in Project Management and a Master of Business Administration.

Current directorships/partnerships: Nil.

Directorships/partnerships within the past five years: Nil.

The Woodside Board intends to appoint a current BHP director as a Woodside director following Implementation. The Woodside Board also intends to appoint an Executive Vice President Technical Services following the date of this Merger Explanatory Memorandum.

6.7.2       Interests of Woodside Directors

As at the Last Practicable Date, the Woodside Shares and Rights held by the Woodside Directors (including their personally related entities) are as follows:

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Name	Type of Equity	Closing Holding at Last Practicable Date	Percentage of existing total issued share capital of Woodside[54]

Executive Director

M O’Neill	Rights	55,366	0.0%
	Woodside Shares	229,652	0.0%

Non-Executive Woodside Directors

R Goyder	Woodside Shares	23,634	0.0%

L Archibald	Woodside Shares	13,524	0.0%

F Cooper	Woodside Shares	14,242	0.0%

S C Goh	Woodside Shares	13,424	0.0%

C Haynes	Woodside Shares	15,372	0.0%

I Macfarlane	Woodside Shares	10,637	0.0%

A Pickard	Woodside Shares	15,870	0.0%

S Ryan	Woodside Shares	12,599	0.0%

G Tilbrook	Woodside Shares	7,949	0.0%

B Wyatt	Woodside Shares	898	0.0%

6.7.3       Key Management Personnel Remuneration

It is proposed that the key management personnel (“KMP”) of Woodside following Implementation will be Meg O’Neill, Graham Tiver, Shiva McMahon and Fiona Hick.

Meg O’Neill and Fiona Hick were KMP of Woodside during FY2021 and further information about their remuneration can be found in announcements lodged by Woodside with ASX, including in Woodside’s 2021 Remuneration Report in the Woodside Annual Report 2021 which can be obtained from Woodside’s website at www.woodside.com.au or the ASX website at www.asx.com.au.

Neither Graham Tiver nor Shiva McMahon were paid any remuneration by Woodside during FY2021.

6.8 Employees

It is expected that the Merged Group will have approximately 4,745 full-time employees as at the Implementation Date, the majority of whom will be located in Australia and the United States.55

Woodside Employees

As at 31 December 2021, the Woodside Group had 3,764 full-time employees, 3,660 of whom were located in Australia.

For the Historical Financial Information Period, Woodside has employed the numbers of people as detailed in Table 1 as at 31 December in the relevant year.

[54]	Based on 983,980,823 Woodside Shares on issue as at the Last Practicable Date.

[55]	This is derived from 3,729 employees from Woodside Group at the Last Practicable Date and 1,016 employees from BHP Petroleum at 31 December 2021.

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Table 1 – Woodside employees for 2021, 2020 and 2019 by geographical region

PEOPLE	2021	2020	2019

Employment region (number of staff by region)

Australia	3,660	3,705	3,874

Africa/Middle East	35	9	8

Asia	48	49	23

Europe	8	7	42

U.S. and Canada	13	7	15

Total number of employees	3,764	3,777	3,962

Total number of contractors	267	235	337

BHP Petroleum Employees

BHP Petroleum’s average number of employees and contractors for the year ended 31 December 2021 was 1,367. On average, approximately 75% of the workforce were employees (1,016) and approximately 25% were contractors (351). There has not been any material change in the number of employees or contractors since 31 December 2021.

Table 2 – Average number of BHP Petroleum employees for 2021, 2020 and 2019 by geographical region 56

PEOPLE

Average number of BHP Petroleum employees	2021	2020	2019

Australia	135	177	178

US	719	1,031	1,103

Rest of World	162	182	201

Total	1,016	1,390	1,482

In addition, as a subsidiary of BHP, BHP Petroleum has also historically benefited from corporate and centralised administration services provided by employees within the BHP Group’s corporate divisions. These groups are in addition to the employee numbers above and services typically include administration support activities in Human Resources, Procurement, Marketing and Finance.

6.9 Decommissioning

Cost estimates and scope of work

Woodside Overview

Decommissioning the site of oil and gas field developments, processing plants and associated infrastructure is a well-established requirement of the oil and gas lifecycle following cessation of production.

Woodside estimates the future remediation and removal costs of offshore oil and gas platforms, production facilities, wells and pipelines at different stages of the development and construction of assets or facilities. In many instances, remediation and removal of assets occurs many years into the future.

Woodside’s decommissioning and restoration cost estimates are based on compliance with the requirements of relevant regulations which vary for different jurisdictions and are often non-prescriptive. Australian legislation, for example, requires removal of structures, equipment and property, or alternative arrangements to removal which are satisfactory to the regulator. Woodside maintains technical expertise to ensure that industry learnings, scientific research and local and international guidelines are reviewed in assessing its decommissioning and restoration obligations.

56 Average employee numbers include 100 per cent of employees of subsidiary companies. Employees of equity accounted investments and joint operations are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses disposed of during the year are included for the period of ownership. Contractors are not included.

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The decommissioning and restoration cost estimates requires judgemental assumptions regarding removal date, environmental legislation and regulations, the extent of restoration activities required, the engineering methodology for estimating cost, and future removal technologies in determining the removal cost. Woodside’s estimates include the following costs:

●	for onshore assets, costs associated with the removal of production facilities and aboveground pipelines to allow site reuse. Provision is made for groundwater monitoring and remediation; and
●

for offshore assets, costs associated with the plugging and abandonment of wells and the removal of offshore platform topsides, floating production storage offloading (FPSO) and some subsea infrastructure. It is currently Woodside’s assumption that certain pipelines and infrastructure, parts of offshore platform substructures, and certain subsea infrastructure will remain in-situ where it can be demonstrated that this will deliver equal or better health, safety and environmental outcomes than full removal and that regulatory approval is obtained where the arrangements are satisfactory to the regulator.

The basis of the cost estimate for assets with approved decommissioning plans or directions issued by a regulator can differ from the estimate that would be produced from the application of the assumptions above. Whilst the costs are based on current knowledge and information, further studies and detailed analysis of the restoration activities for individual assets will be performed near the end of their operational life and/or when detailed decommissioning plans are required to be submitted to the relevant regulatory authorities.

BHP Overview

Woodside has assessed that BHP adopts a similar approach in estimating the scope, costs and timing of decommissioning and restoration activities.

Indicative Merged Group Decommissioning Costs

Figure 23 below is an indicative profile for decommissioning costs of the Merged Group and is calculated on the following basis:

●	the assumptions stated above in relation to the full or partial removal of assets;

●	Woodside costs and schedule have been applied to Woodside assets installed as at 31 December 2021; and

●	BHP Petroleum costs and schedule have been applied to BHP Petroleum assets installed as at 30 June 2021.

Yet to be installed parts of sanctioned development projects including Scarborough, Pluto Train 2, Sangomar Phase 1, Mad Dog Phase 2, Shenzi North and GWF3/LD are not included in the indicative profile. Current estimates indicate that decommissioning of Sangomar Phase 1 (without further development), U.S. GOM hubs and Scarborough and Pluto LNG will occur post 2040.

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Figure 23	Indicative decommissioning costs (pre-tax) of the Merged Group over 5 year periods (real terms 2021)[57]

Near-term activities (2022-2026)

The portfolio of the Merged Group has near term (2022-2026) decommissioning expenditure relating to:

●	Assets which have ceased production:

○	Balnaves, Enfield, Griffin and Stybarrow oil fields in north-west Australia

○	Minerva in Victoria

○	Parts of the North West Shelf Project, and

○	Parts of the Bass Strait production system.

●	Sites related to the exit from Kitimat LNG in Canada

●	Exploration and appraisal wells, and

●	Production wells in the U.S. GOM which are expected to cease production in this period.

Examples of some of the near-term activities are outlined below:

●

Balnaves, Enfield, Griffin and Stybarrow: The floating production, storage and offloading (FPSO) facilities associated with each of these oil fields have already been removed. The remaining decommissioning activities relate to the plugging and abandonment of wells and the removal/insitu decommissioning of the flowlines, mooring systems and foundations as well as the Griffin concrete coated steel gas export pipeline

●	Minerva: The remaining decommissioning activities relate to removal/insitu decommissioning of the sub-sea pipeline system to shore and the plugging and abandonment of wells

[57]

This Figure 23 is indicative only, and is intended to provide an overall future decommissioning costs profile for the Merged Group. It is based on the assumptions outlined above. This Figure 23 is being provided in advance of implementation of the Merger and based, in some respects, on external views of the BHP Petroleum assets. Accordingly, Figure 23 is provided for illustrative purposes only and should not be relied on as definitive guidance of future decommissioning costs of the Merged Group. Please refer to the “Disclaimer and important notices” section (including under the heading “Forward-looking statements”) for important cautionary information relating to forward-looking statements.

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●

Parts of the North West Shelf Project: The Echo Yodel and Angel fields have ceased production. The wells associated with the Echo Yodel field were plugged and abandoned in 2021 and the wellheads and pipeline, including its plastic coating, is planned for removal. The wells associated with the Angel field are also planned to be plugged and abandoned with two subsea Perseus wells which have also ceased production, and

●

Parts of the Bass Strait Development: Certain subsea and platform production wells have already been plugged and abandoned and certain subsea equipment already removed. A number of fields have now ceased production and an active program of plugging and abandonment and care and preservation of facilities to allow future removal is ongoing.

Longer Term Activities (beyond 2026)

The timing for longer term decommissioning expenditure (beyond 2026) relating to other assets within the portfolio of the Merged Group is subject to various factors including, but not limited to:

●	Field performance

●	Commodity prices

●	Field and infrastructure life extension programs

●	Regulatory requirements, and

●	Timing of development of additional assets which enables the life of existing assets/infrastructure to be prolonged.

Figure 23 indicates the current timing expectations for decommissioning expenditure of the production hubs assuming no subsequent additional development.

Bass Strait

As set out in Figure 23 above, of the indicative decommissioning costs (pre-tax) of the Merged Group, costs associated with the Bass Strait production system account for approximately 40% for the near term (2022-2026) and approximately 25% for the longer term (from 2027 onwards).

Decommissioning activities are being undertaken by Esso Australia Resources, as operator of the project. The Bass Strait Environmental Plan (dated 26 March 2021) provides an indicative program of offshore decommissioning activities including equipment which is judged to be removed and equipment which is judged to remain in-situ, together with the timing for the proposed decommissioning campaigns. The scope of the equipment which will remain in-situ remains subject to technical investigations and regulatory approvals. The indicative costs set out in Figure 23 align with these judgements.

Restoration obligation

From a financial reporting perspective, Woodside and BHP actively manage the restoration provisions for these future activities which are included in their respective periodic financial statements.

To establish the value of the accounting provision for the Merged Group, in respect of the BHP Petroleum assets, Woodside has:

●	Adopted real term costs for BHP Petroleum’s assets,[58] and

●	Applied Woodside’s escalation and discount rate assumptions.[59]

Normalisation of scope and cost estimate methodologies across the Merged Group will be made in subsequent years.

For further detail see the restoration provision in the Merged Group Pro Forma Historical Statement of Financial Position in Section 7.4 (in particular, note (b)(viii)).

The Independent Expert Report also considers decommissioning as part of its assessment.

[58]	Real term costs refer to costs that are not escalated for inflation.
[59]	Differences in escalation and discount rate assumptions can have a material impact on the accounting provision.

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The calculation of restoration provisions is conducted by specialist engineers and requires judgemental assumptions to be made regarding removal date, compliance with environmental legislation and regulations, the extent of restoration activities required (including assets remaining in-situ), the engineering methodology for estimating cost, future removal technologies in determining the removal cost, and liability-specific discount rates to determine the present value of these cash flows. Approval by NOPSEMA, the relevant Australian regulator, for items remaining in-situ will only be provided towards the end of field life and accordingly, at 31 December 2021, there is uncertainty whether NOPSEMA or regulators in other jurisdictions will approve plans for these items to be decommissioned in-situ. These assumptions and estimates are inherently subjective and changes can lead to significant differences in the restoration provision. See also Section 8.3 (Risks relating to the Merged Group) under the heading “The Merged Group’s financial results could be adversely affected by impairments of goodwill or other intangible assets, the application of future accounting policies or interpretations of existing accounting policies including by regulatory direction, and changes in estimates of decommissioning costs”.

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7	Financial Information for the Merged Group

7.1 Overview

This Section 7 contains pro forma historical financial information of the Merged Group (the “Merged Group Pro Forma Historical Financial Information”) comprising:

●	Merged Group historical income statement for the year ended 31 December 2021 (“Merged Group Pro Forma Historical Income Statement”)

●	Merged Group historical statement of financial position as at 31 December 2021 (“Merged Group Pro Forma Historical Statement of Financial Position”), and

●	Merged Group historical statement of cash flows for the year ended 31 December 2021 (“Merged Group Pro Forma Historical Cash Flows”).

In this Merger Explanatory Memorandum (including in this Section 7), references to “Merged Group Pro Forma Historical Financial Information” are references to the pro forma historical financial information of the Merged Group during the relevant period or at the relevant time, being the corporate group that will be formed as it will exist immediately following Implementation.

References to “Merged Group Pro Forma Historical Financial Information” refers to the Merged Group on an aggregated basis.

The Merged Group Pro Forma Historical Financial Information should be read together with the:

●	Basis of Preparation and Pro Forma Adjustments as set out in Section 7.2

●	Risk Factors set out in Section 8, and

●	Other information contained in this Merger Explanatory Memorandum.

The financial information in this Section 7 is presented in an abbreviated form and does not contain all disclosures, presentations, statements or comparatives that are usually provided in an annual financial report prepared in accordance with the Corporations Act. The Investigating Accountant has prepared an Independent Limited Assurance Report in accordance with the Australian Standard on Assurance Engagements ASAE 3450 Assurance Engagements involving Corporate Fundraisings and/or Prospective Financial Information, in respect of the Merged Group Pro Forma Historical Financial Information, a copy of which is included in Annexure 1. Woodside Shareholders should note the scope and limitations of the Independent Limited Assurance Report. Amounts in this Section 7 have been rounded to the nearest $1 million. A number of figures, amounts, percentages prices, estimates, calculations of value and fractions are subject to the effect of rounding. Accordingly, totals in tables may not add due to rounding.

No significant change

The financial performance of the Woodside Group has benefited from increases in commodity prices since 31 December 2021. There has been no other significant change in the financial performance or financial position of the Group since 31 December 2021, being the end of the last financial period of the Group for which financial information has been published, to the date of this Merger Explanatory Memorandum.

The financial performance of BHP Petroleum has benefited from increases in commodity prices since 31 December 2021. There has been no other significant change in the financial performance or financial position of BHP Petroleum since 31 December 2021, being the end of the last financial period of BHP Petroleum for which financial information has been published, to the date of this Merger Explanatory Memorandum.

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The Merged Group Pro Forma Historical Financial Information is included in Sections 7.3 to 7.5.

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7.2 Basis of preparation

Basis of preparation

Woodside management is responsible for the preparation and presentation of the Merged Group Pro Forma Historical Financial Information.

The Merged Group Pro Forma Historical Financial Information has been prepared for illustrative purpose, in order to give Woodside Shareholders an indication of the financial performance and cash flows of the Merged Group as if the Merger had been implemented on 1 January 2021 and the financial position of the Merged Group as if the Merger had been implemented as at 31 December 2021. By its nature, pro forma historical financial information is illustrative only and is not intended to represent or be indicative of the results of operations or the financial position of the Merged Group that would have been recorded had the Merger been implemented as of the dates presented and should not be taken as representative of the Merged Group’s future results of operations, cash flows or financial position. The Merged Group Pro Forma Historical Financial Information does not reflect the impacts of any potential operational efficiencies, asset dispositions, cost savings or economies of scale that may be achieved with respect to the combined operations.

There are a number of Conditions that need to be satisfied or waived (if applicable) before the Merger is implemented and Woodside acquires BHP Petroleum. The Merged Group Pro Forma Historical Financial Information adjustments assume the Merger is implemented with all Conditions having been satisfied or waived (if applicable) and the Merger occurs at the values stated.

The Merged Group Pro Forma Historical Financial Information has been derived from:

(i)	Woodside’s financial statements set out in the Woodside Annual Report 2021, and

(ii)

BHP Petroleum Historical Financial Information for the financial year ended 30 June 2021 as outlined in Annexure 2 adjusted to exclude the financial performance and cash flows for the six-months from 1 July 2020 to 31 December 2020 and include the financial performance and cash flows for the six-months from 1 July 2021 to 31 December 2021 based on the information in the BHP Petroleum Historical Financial Information for the six-months ended 31 December 2020 and 31 December 2021, respectively, adjusted for the effects of pro forma adjustments described in:

●	Note (b) of Section 7.3 for the Merged Group Pro Forma Historical Income Statement;

●	Note (b) of Section 7.4 for the Merged Group Pro Forma Historical Statement of Financial Position; and

●	Note (b) of Section 7.5 for the Merged Group Pro Forma Historical Cash Flows.

Woodside’s financial statements for the year ended 31 December 2021 set out in the Woodside Annual Report 2021 were audited by Ernst & Young. Ernst & Young issued an unmodified audit opinion dated 17 February 2022 in relation to those financial statements. The Woodside Annual Report 2021 is available from Woodside’s website at www.woodside.com.au and the ASX website at www.asx.com.au.

The BHP Petroleum financial statements for the financial year ended 30 June 2021 were audited and the half year ended 31 December 2021 financial statements were reviewed by Ernst & Young. Ernst & Young issued an unmodified audit opinion on 17 December 2021 and an unmodified review conclusion on 4 March 2022 in relation to the financial statements for the financial year ended 30 June 2021 and half year ended 31 December 2021 respectively.

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As Woodside and BHP Petroleum have different fiscal year ends, BHP Petroleum financial results for the year ended 31 December 2021 have been calculated by taking (i) the results for the financial year ended 30 June 2021, minus (ii) the results for the half year ended 31 December 2020, plus (iii) the results for the half year ended 31 December 2021.

($m)	(i) BHP Petroleum For the Twelve Months Ended 30 June 2021	Minus (ii) BHP Petroleum For the Half Year Ended 31 December 2020	Plus (iii) BHP Petroleum For the Half Year Ended 31 December 2021	BHP Petroleum For the Twelve Months Ended 31 December 2021
Operating revenue	3,909	1,602	3,198	5,505
Cost of sales	—	—	—	—
Gross profit	3,909	1,602	3,198	5,505
Other income	130	20	172	282
Other expenses	(3,799)	(1,816)	(1,761)	(3,744)
Impairment losses	—	—	—	—
Impairment reversals	—	—	—	—
Loss from equity accounted investments	(6)	(5)	(1)	(2)
Profit/(loss) before tax and net finance costs	234	(199)	1,608	2,041
Finance income	56	39	6	23
Finance costs	(464)	(277)	(124)	(311)
Profit/(loss) before tax	(174)	(437)	1,490	1,753
Petroleum resource rent tax (expense)/benefit	—	—	—	—
Income tax benefit/(expense)	(211)	34	(870)	(1,115)
Royalty related taxation (net of income tax benefit)	24	16	(37)	(29)
Profit/(loss) after tax	(361)	(387)	583	609

	(i) BHP Petroleum For the Twelve Months Ended 30 June 2021	Minus (ii) BHP Petroleum For the Half Year Ended 31 December 2020	Plus (iii) BHP Petroleum For the Half Year Ended 31 December 2021	BHP Petroleum For the Twelve Months Ended 31 December 2021

	($m)
Cash flows from operating activities

Profit/(loss) after tax for the period	(361)	(387)	583	609

Adjustments for:

Non-cash items

Depreciation and amortisation	1,840	890	1,047	1,997

Net finance costs	408	238	118	288

Tax (benefit)/expense	187	(50)	907	1,144

Impairment losses	127	61	210	276

Share of operating loss of equity accounted investments	6	5	1	2

Other	(187)	(51)	(215)	(351)

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Changes in assets and liabilities

Decrease in trade and other receivables	(298)	(122)	(630)	(806)

Decrease/(increase) in inventories	(42)	(52)	29	39

Increase/(decrease) in provisions	11	(97)	(144)	(36)

Decrease in trade and other payables	52	25	74	101

Cash generated from operations	1,743	460	1,980	3,263

Interest received	56	39	6	23

Dividends received	25	10	8	23

Borrowing costs relating to operating activities	(313)	(158)	(110)	(265)

Income taxes (including royalty-related taxation) paid	(451)	(245)	(496)	(702)

Net cash from operating activities	1,060	106	1,388	2,342

Cash flows used in investment activities				-

Payments for capital and exploration expenditure	(1,020)	(512)	(687)	(1,195)

Proceeds from the sale of assets	39	41	146	144

Payment for acquisition of joint arrangements	(480)	(482)	-	2

Other investing	(59)	(27)	(2)	(34)

Net cash used in investing activities	(1,520)	(980)	(543)	(1,083)

Cash flows (used in)/from financing activities

Repayment of lease liabilities	(38)	(19)	(18)	(37)

Repayments of borrowings	948	785	(610)	(447)

Net cash (used in)/from financing activities	910	766	(628)	(484)

Net (decrease)/increase in cash held	450	(108)	217	775

Cash and cash equivalents at the beginning of the period				217

Effects of exchange rate changes				-

Cash and cash equivalents at the end of the period				992

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The Merged Group Pro Forma Historical Financial Information has been prepared in accordance with the recognition and measurement principles contained in Australian Accounting Standards (“AAS”) (including Australian Accounting Interpretations) adopted by the AASB, which comply with the recognition and measurement principles of the International Accounting Standards Board and interpretations adopted by the International Accounting Standards Board.

The Merged Group Pro Forma Historical Financial Information has been prepared using the acquisition method of accounting for business combinations, with Woodside treated as the acquirer. Under the acquisition method of accounting, Woodside will record all assets acquired and liabilities assumed from BHP with respect to BHP Petroleum at their respective fair values as of the date of the Merger, which is expected to occur in the second quarter of 2022.

The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive fair value measure. The sources and amounts of transaction expenses may also differ from those assumed in the following pro forma adjustments. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing the pro forma financial statements, and are subject to revision based on a final determination of fair values as of the Implementation of the Merger. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and Woodside’s future results of operations and financial position.

In preparing the Merged Group Pro Forma Historical Financial Information, certain accounting adjustments have been made in order to show the effects of the Merger on the combined historical financial information of Woodside and BHP Petroleum. These adjustments are preliminary and based on estimates of the purchase consideration and estimates of fair value and useful lives of the assets acquired and liabilities assumed. Certain of BHP Petroleum’s historical amounts have been reclassified to conform to Woodside’s financial statement presentation.

The Merged Group Pro Forma Historical Financial Information should be read in conjunction with the accounting policies detailed in the Woodside financial statements for the year ended 31 December 2021. An assessment has been undertaken by Woodside to identify significant accounting policy differences where the impact is potentially material to the Merged Group and could be reliably estimated. Woodside is currently not aware of any material differences in accounting policies and financial statement classifications that would have a material impact on the pro forma financial information other than those disclosed in Sections 7.3 and 7.4. Following the Merger, Woodside will conduct a review of BHP Petroleum’s accounting policies during its integration in an effort to determine if there are any additional differences that require reclassification of BHP Petroleum’s revenues, expenses, assets or liabilities to conform to Woodside’s accounting policies and classifications. .

A number of factors may impact the actual financial performance, financial position or cash flows of the Merged Group, including, but not limited to:

(i)	Successful Implementation of the Merger and ultimate timing of that Implementation;

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(ii)	Changes in the Woodside share price will alter the value of the consideration for the Merger for accounting purposes, as the consideration will be calculated on the day the Merger is completed;

(iii)	Differences between the estimated amount of transaction costs and the amount ultimately incurred;

(iv)	Changes in spot or expectations of forward market prices, including, but not limited to, the price of commodities, equity or debt securities, interest and exchange rates;

(v)	Changes in critical/significant accounting estimates and judgements required to determine the carrying value of assets and liabilities;

(vi)	Changes in other external and internal factors that influence the fair value of the identifiable assets up until the Implementation

(vii)

Further commercially sensitive and proprietary information about BHP Petroleum which will only become available after the Implementation which may materially change the fair values of the identifiable assets;

(viii)

Finalisation of the acquisition accounting (in accordance with AASB 3 Business Combinations), including determining appropriate purchase price allocations, such as the identification and valuation of all assets and liabilities acquired; and

(ix)	Finalisation of tax base and tax losses and the recalculation and recognition of deferred tax assets and liabilities in accordance with AASB 112 Income Taxes.

Pro forma adjustments

The Merged Group Pro Forma Historical Financial Information reflects pro forma adjustments which are based on available information and certain assumptions that Woodside believes are reasonable:

(i)

The Merger has been accounted for as a business combination using the acquisition method of accounting, with Woodside identified as the acquirer, and the issuance of New Woodside Shares as the Purchase Price in exchange for all of the shares in BHP Petroleum

(ii)	The Purchase Price consists of:

●	The issue of the Share Consideration by Woodside to BHP Shareholders, being 914,768,948 New Woodside Shares representing approximately 48% of the outstanding Woodside Shares following the Merger;

●	The Woodside Dividend Payment, representing an amount proportionate to the Woodside Dividends, payable by Woodside to BHP on Implementation of the Merger;

●

The Locked Box Payment, representing the net cash flow generated by BHP Petroleum, adjusted for permitted adjustments, between 1 July 2021 and 31 December 2021, if any, payable by Woodside to BHP Petroleum or BHP to Woodside on the Implementation Date; and

●	Any other adjustments made under the Share Sale Agreement to the Purchase Price;

(iii)	The assumption of liabilities for merger-related expenses; and

(iv)	The recognition of the estimated tax impact of the pro forma adjustments.

For the purpose of preparing the Merged Group Pro Forma Historical Financial Information, the issue of Share Consideration, the Woodside Dividend Payment and the estimated Locked Box Payment as at the Last Practicable Date has been used to arrive at the value of the purchase consideration. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma financial information. In Woodside’s opinion, all adjustments that are necessary to present fairly the unaudited pro forma financial information have been made.

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As of the date of this Merger Explanatory Memorandum, Woodside has not completed the detailed valuation study necessary to arrive at the required initial estimates of the fair value of the assets to be acquired and the liabilities to be assumed and the related allocations of Purchase Price, nor has it identified all adjustments necessary to conform BHP Petroleum’s accounting policies to Woodside’s accounting policies. A final determination of the fair value of BHP Petroleum’s assets and liabilities will be based on the actual assets and liabilities of BHP Petroleum that exist as of the Implementation Date and, therefore, cannot be made prior to the Implementation of the Merger. In addition, the value of the consideration to be paid by Woodside upon the Implementation of the Merger will be determined based on the closing price of Woodside Shares on the Implementation Date. The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The final Purchase Price allocation may be materially different than that reflected in the pro forma Purchase Price allocation presented herein.

The Merged Group Pro Forma Historical Financial Information are provided for illustrative purposes only and are not intended to represent what Woodside’s financial position or results of operations would have been had the Merger actually been implement on the assumed dates, nor do they purport to project the future operating results or the financial position of the combined company following the Implementation of the Merger. The Merged Group Pro Forma Historical Financial Information does not reflect future events that may occur after the Implementation of the Merger, including, but not limited to, the anticipated realisation of savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that the combined company may achieve with respect to the combined operations. Specifically, the Merged Group Pro Forma Historical Income Statement does not include projected synergies expected to be achieved as a result of the Merger, and any associated costs that may be incurred to achieve the identified synergies. Additionally, Woodside cannot assure that it will not incur charges in excess of those included in the pro forma total consideration related to the Merger or that Woodside’s efforts to achieve the estimated synergies and integrate the operations of the companies will be successful. The Merged Group Pro Forma Historical Income Statement also excludes the costs associated with any restructuring, integration activities, and asset dispositions that may result from the Merger. Further, the Merged Group Pro Forma Historical Financial Information does not reflect the effect of any regulatory actions that may impact the results of the combined company following the Merger.

The Merged Group Pro Forma Historical Financial Information does not reflect the following items:

(i)	The impact of any potential revenues, benefits or synergies that may be achievable in connection with the Merger or related costs that may be required to achieve such revenues, benefits or synergies;

(ii)	Changes in cost structure or any restructuring activities as such changes, if any, have yet to be determined;

(iii)

Any expenses related to employees and executives who may not be retained in the same roles after the Merger, where such agreements with these employees or executives have not been reached at the date of this Merger Explanatory Memorandum. These expenses may include both cash and equity payments, and which amounts could be substantial. These amounts will be reflected once agreements are reached with those employees or executives; and

(iv)

Any expenses related to equity awards with triggers that accelerate vesting upon termination of the relevant employee where contractual arrangements for termination with said employees have not been reached at the date of this Merger Explanatory Memorandum. Such expenses may be incurred in future periods and could be material.

Estimated Purchase Price Allocation

The Merger has been accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated Purchase Price is based upon Woodside management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed at 31 December 2021. Because the Merged Group Pro Forma Historical Financial Information has been prepared based on these preliminary estimates, the final Purchase Price allocation and the resulting effect on Woodside’s financial position and results of operations may materially differ from the pro forma amounts included in this Merger Explanatory Memorandum. Woodside expects to finalise its allocation of the Purchase Price as soon as practicable after Implementation of the Merger.

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The acquisition method of accounting uses the fair value concepts defined in AASB 13 Fair Value Measurement, which is referred to as AASB 13. Fair value is defined in AASB 13 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.

The determination of the fair value of the identifiable assets of BHP Petroleum and the allocation of the estimated consideration to these identifiable assets and liabilities is preliminary and is pending finalisation of various estimates, inputs and analyses. Certain valuations and assessments, including valuations of inventory, fixed assets, deferred costs, deferred revenues, advance payments from customer, other intangible assets, employee equity awards to be issued, as well as the assessment of the tax positions and rates of the combined business, are in process and will not be completed until after the Implementation of the Merger. Since this Merged Group Pro Forma Historical Financial Information has been prepared based on preliminary estimates of consideration and fair values attributable to the Merger, the actual amounts eventually recorded for the purchase accounting, including the identifiable intangibles and goodwill, may differ materially from the information presented.

At this preliminary stage, goodwill represents the excess of the estimated Purchase Price over the estimated fair value of BHP Petroleum’s identifiable assets and liabilities and the application of accounting standards to the transaction. Goodwill will not be amortised, but will be subject to periodic impairment testing. The goodwill balance shown in these Merged Group Pro Forma Historical Financial Information is preliminary and subject to change as a result of the same factors affecting both the estimated consideration and the estimated fair value of identifiable assets and liabilities acquired.

Upon Implementation of the Merger and the completion of a formal valuation study, the estimated fair value of the employee equity awards replaced, and fair value of the acquired assets and liabilities will be updated, including the estimated fair value and useful lives of the identifiable intangible assets and allocation of the excess Purchase Price, if any, to goodwill. The calculation of goodwill could be materially impacted by changing fair value measurements caused by the volatility in the current market environment. Under AASB 3, transaction costs related to the Merger are expensed in the period they are incurred. Estimated transaction costs in connection with the Merger are $410 million (excluding integration costs). This amount is reflected as a liability in the Merged Group Pro Forma Historical Financial Information. The total amount is reflected as an expense in the unaudited Historical Financial Information for the year ended 31 December 2021. These costs are non-recurring.

The preliminary Purchase Price allocation has been prepared on the basis of the Woodside Share price and the AUD/USD exchange rate as at 24 March 2022, and a fair value based on forward-looking prices as at 24 March 2022. Commodity market forward curves have been utilised for the period from 2022 to 2026 in determining the forward-looking prices in this Merged Group Pro Forma Historical Financial Information. The use of forward curve pricing assumptions reflects current market conditions and the limited availability of independent published pricing forecasts. The preliminary Purchase Price allocation is subject to change as a result of several factors, including but not limited to:

●	Changes in the estimated fair value of the New Woodside Shares issued as part of the Purchase Price to BHP, based on the price of Woodside Shares as of the Implementation of the Merger;

●

Changes in the estimated fair value of BHP Petroleum’s assets acquired and liabilities assumed as of the Implementation Date, which could result from changes in future oil, LNG, NGL and gas commodity prices, reserve estimates, asset evaluations, interest rates, discount rates and other factors;

●	Changes relating to the Woodside Dividend Payment and estimated Locked Box Payment;

●	The tax basis of BHP Petroleum’s assets and liabilities; and

●	Certain of the risk factors described in Section 8.

The estimated Purchase Price reflects:

●	The recognition of estimated equity consideration of $22,696 million on the issuance of the New Woodside Shares ;

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●	The recognition of cash consideration of $830 million on Woodside Dividend Payment; and

●

$117 million estimated Locked Box Payment payable by Woodside to BHP which is calculated by reference to the cash held in bank accounts beneficially controlled by BHP Petroleum as at 31 December 2021 of $992 million and subtracting Woodside’s current expectations of net cash flows of BHP Petroleum (adjusted for permitted adjustments) for the period from 1 July 2021 to 31 December 2021 of approximately $875 million.

Table 3 – Accounting for acquisition of BHP Petroleum

Number of New Woodside Shares to be issued	#	914,768,948

Woodside Share price	A$	33.20

Share consideration to be allocated	A$m	30,370

FX rate used on conversion of A$ shares consideration to US$		0.7473

Share consideration to be allocated	US$m	22,696

Estimated Woodside Dividend Payment	US$m	830

Estimated Locked Box Payment	US$m	117

Estimated Total Consideration	US$m	23,643

From 16 August 2021, the last trading day before the announcement of the Merger Commitment Deed, to 24 March 2022, the preliminary value of BHP Petroleum’s Purchase Price increased by approximately $9,722 million, as a result of the increase in the Woodside Share price from A$21.18 to A$33.20 and movement in the foreign exchange rate from AUD to USD from $0.7336 to $0.7473, in addition to movements in the expected number of New Woodside Shares to be issued, Woodside Dividend Payment and estimated Locked Box Payment. The final value of Woodside’s Purchase Price will be determined based on the actual number of New Woodside Shares issued to BHP and issuable in connection with the conversion or settlement of BHP Petroleum’s equity awards, and the Woodside Share price on the Implementation Date. A 10% increase or decrease in the closing price of Woodside Shares, as compared to the Last Practicable Date (24 March 2022) closing price of A$33.20, would increase or decrease the Purchase Price by approximately $2,270 million, assuming all other factors are held constant.

Based upon the preliminary Purchase Price to be transferred, the fair value of the assets acquired and liabilities assumed is expected to be recorded as follows (shown in millions of U.S. dollars):

Table 4 – Estimated amount to be allocated to Goodwill

Total Consideration	23,643

Less: Net Assets acquired – BHP Petroleum	(7,974)

Less: Net intercompany balances settled by BHP Petroleum	(1,700)

Less: Fair Value Adjustment to Oil and Gas Properties	(9,536)

Less: Fair Value Adjustment to Oil and Gas Properties and Exploration and Evaluation Assets	(1,964)

Less: Fair Value Adjustment to other assets	(547)

Add: Fair Value Adjustment to decommissioning provisions	825

Add: Fair Value Adjustment to other liabilities	1,144

Add: Adjustment to deferred tax assets	849

Add: Adjustment to deferred tax liabilities	1,934

Add: Other adjustments	452

Residual Allocation to Goodwill	7,126

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The following table shows the sensitivity of the calculation of the purchase consideration and the residual value allocated to goodwill to changes in the Woodside Share price. This has been prepared assuming 914,768,948 New Woodside Shares are issued to Eligible BHP Shareholders.

Table 5 – Sensitivity of the purchase consideration and goodwill

Woodside Share price on Implementation Date (A$)	$32.30	$33.70	$33.20	$33.70	$34.20

Implied purchase consideration (US$m)	22,959	23,301	23,642	23,984	24,326

Increase / (decrease) to Goodwill (US$m)	(684)	(342)	-	342	684

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7.3 Merged Group Pro Forma Historical Income Statement

Set out in the following tables are the Merged Group Pro Forma Historical Income Statements for the year ended 31 December 2021.

Income Statement
	Woodside 31 December 2021	BHP Petroleum 31 December 2021	Pro Forma Adjustments	Pro Forma Income Statement	Notes
	US$m	US$m	US$m	US$m	US$m

Operating revenue	6,962	5,505	-	12,467

Cost of sales	(3,845)	-	(2,548)	(6,393)	(b)(i),(ii),(iv),(vi)

Gross profit	3,117	5,505	(2,548)	6,074

Other income	139	282	(104)	317	(b)(v)

Other expenses	(811)	(3,744)	2,348	(2,207)	(b)(i),(vii)

Impairment losses	(10)	-	(276)	(286)	(b)(i)

Impairment reversals	1,058	-	-	1,058

Loss from equity accounted investments	-	(2)	-	(2)

Profit/(loss) before tax and net finance costs	3,493	2,041	(580)	4,954

Finance income	27	23	-	50

Finance costs	(230)	(311)	-	(541)

Profit/(loss) before tax	3,290	1,753	(580)	4,463

Petroleum resource rent tax (PRRT) benefit	(297)	-	-	(297)

Income tax benefit/(expense)	(957)	(1,115)	166	(1,906)	(b)(iii)

Royalty – related taxation (net of income tax benefit)	-	(29)	-	(29)

Profit/(loss) after tax	2,036	609	(414)	2,231

Profit/(loss) attributable to:

Equity holders of the parent	1,983	609	(414)	2,178

Non-controlling interest	53	-	-	53

Profit/(loss) for the period	2,036	609	(414)	2,231

Basic earnings/(losses) per share attributable to equity holders of the parent (US cents)	206			116

Weighted average number of shares on issue for basic earnings/ (loss) per share (thousands)	962,605		914,769	1,877,374

Diluted earnings/(losses) per share attributable to equity holders of the parent (US cents)	204			115

Weighted average number of shares on issue adjusted for the effect of dilution (thousands)	971,628		914,769	1,886,397

(a)

Merged Group Pro Forma Historical Income Statement has been prepared to illustrate the effect of the Merger as if the Merger had taken place on 1 January 2021. The income statement of Woodside has been extracted from Woodside’s financial statements set out in the Woodside Annual Report 2021. The income statement of BHP Petroleum has been derived by taking BHP Petroleum’s results for the financial year ended 30 June 2021, subtracting the results for the half year ended 31 December 2020, and adding the results for the half year ended 31 December 2021.

(b)	Merged Group Pro Forma Historical Income Statement includes the following adjustments:

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(i)

Reclassification adjustments to the historical presentation of BHP Petroleum’s other expenses ($3,744 million) to cost of sales ($2,482 million) and impairment losses ($276 million) to conform to Woodside’s presentation. Costs relating to changes in inventory, freight and transportation, government royalties, depreciation and amortisation are classified by Woodside as cost of sales.

(ii)

Adjustment to Depreciation, Depletion and Amortisation (“DD&A”) expense of $316 million based on the preliminary purchase price allocation. The depreciation of oil and gas properties includes a combination of straight line and units of production (“UOP”) methods. Transferred exploration and evaluation and offshore plant and equipment are depreciated using the UOP basis. Transferred exploration and evaluation and subsurface development expenditure are depreciated over developed proved plus probable reserves. Late-life assets are typically depreciated over proved reserves. Offshore facility assets are depreciated over proved plus a portion of probable reserves. The depreciable amount for the UOP basis for offshore facility assets excludes future development costs necessary to bring probable reserves into production. Onshore plant and equipment is depreciated using a straight-line basis over the lesser of useful life and the life of proved plus probable reserves. DD&A expense for the other property and equipment was based on a straight line method over the estimated useful lives of the asset. BHP Petroleum’s use of the proved reserve (1P) as a reserve base to determine UOP depreciation, when compared to Woodside’s use of proved and probable reserves (2P) as a reserve base in UOP calculation, resulted in higher DD&A expenses recorded historically. An adjustment to conform BHP Petroleum’s accounting policy to Woodside’s accounting policy resulted in a decrease of $316 million in DD&A expense due to different reserves bases being used in the respective UOP calculations.

(iii)

Income tax effect of pro-forma adjustments relating to transaction costs, DD&A and other accounting policy differences. Because the tax rates used for these Merged Group Pro Forma Historical Financial Information are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to Implementation.

(iv)

Adjustment to conform BHP’s accounting policy for overlift and underlift to Woodside’s accounting policy. Specifically, Woodside’s accounting policy is to not account for the effects of volumetric imbalances. The increase in receivables relating to underlift between 31 December 2020 and 31 December 2021 is $487 million and the increase in payables relating to overlift is $15 million with a net impact of $472 million to the P&L.

(v)	Reflects an adjustment to reverse BHP Petroleum’s gain ($104 million) which is attributable to its previous divestment of Scarborough interest to Woodside.

(vi)	Reflects an adjustment to reverse fair value changes in respect of embedded derivatives ($90 million) recorded by BHP Petroleum.

(vii)

Represents estimated non-recurring transaction costs of approximately $410 million. These transaction costs are based on preliminary estimates and the final amounts and the resulting effect on Woodside’s financial position and results of operations may differ significantly.

(c)	The Merged Group Pro Forma Historical Income Statement has not been adjusted to reflect the impact of certain events as discussed in Section 7.2 above.

7.4 Merged Group Pro Forma Historical Statement of Financial Position

Set out in the following table is the Merged Group’s Pro Forma Historical Statement of Financial Position as at 31 December 2021.

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Statement of financial position

	Woodside 31 December 2021	BHP Petroleum 31 December 2021	Pro Forma Adjustments	Pro Forma Statement of Financial Position	Notes

Current assets

Cash and cash equivalents	3,025	992	-	4,017

Receivables	368	1,230	(572)	1,026	(b)(iii)

Inventories	202	278	-	480

Intercompany	-	10,852	(10,852)	-	(b)(iv)

Current tax assets	-	69	-	69

Other financial assets	320	-	-	320

Other assets	109	14	537	660	(b)(v)

Non-current assets held for sale	254	-	-	254

Total current assets	4,278	13,435	(10,887)	6,826

Non-current assets

Receivables	686	201	-	887

Inventories	19	-	-	19

Other financial assets	107	37	(37)	107	(b)(v)

Other assets	34	3	-	37

Exploration and evaluation assets	614	-	2,905	3,519	(b)(i),(vi)

Oil and gas properties	18,434	11,102	8,658	38,194	(b)(i),(vi)

Other plant and equipment	215	-	-	215

Intangible assets	-	63	(63)	-	(b)(i)

Deferred tax assets	1,007	1,947	(849)	2,105	(b)(vii)

Lease assets	1,080	124	68	1,272	(b)(v)

Investments accounted for using the equity method	-	246	-	246

Goodwill	-	-	7,126	7,126	Table 4

Total non-current assets	22,196	13,723	17,808	53,727

Total assets	26,474	27,158	6,921	60,553

Current liabilities

Payables	639	952	1,319	2,910	(b)(ii),(iii)

Interest-bearing liabilities	277	38	(38)	277	(b)(i)

Lease liabilities	191	-	38	229	(b)(i)

Other financial liabilities	411	60	(60)	411	(b)(v)

Other liabilities	86	16	-	102

Provisions	605	360	(16)	949	(b)(viii)

Tax payable	413	312	-	725

Intercompany payables	-	12,552	(12,552)	-	(b)(iv)

Total current liabilities	2,622	14,290	(11,309)	5,603

Non-current liabilities

Interest-bearing liabilities	5,153	219	(219)	5,153	(b)(i)

Lease liabilities	1,176	-	219	1,395	(b)(i)

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Statement of financial position

	Woodside 31 December 2021	BHP Petroleum 31 December 2021	Pro Forma Adjustments	Pro Forma Statement of Financial Position	Notes

Deferred tax liabilities	878	465	1,933	3,276	(b)(ix)

Other financial liabilities	161	-	-	161

Other liabilities	36	40	1,144	1,220	(b)(v)

Provisions	2,219	4,101	841	7,161	(b)(viii)

Tax Payable	-	69	-	69

Total non-current liabilities	9,623	4,894	3,918	18,435

Total liabilities	12,245	19,184	(7,391)	24,038

Net assets	14,229	7,974	14,312	36,515

Equity

Issued and fully paid shares	9,409	15,234	7,462	32,105

Shares reserved for employee share plans	(30)	-	-	(30)

Other reserves	683	3,489	(3,489)	683

Retained earnings	3,381	(10,749)	10,339	2,971

Equity attributable to equity holders of the parent	13,443	7,974	14,312	35,729

Non-controlling interest	786	-	-	786

Total equity	14,229	7,974	14,312	36,515

(a)

Merged Group Pro Forma Historical Statement of Financial Position has been prepared to illustrate the effect of the Merger as if the Merger had taken place on 31 December 2021. The statement of financial position of Woodside and BHP Petroleum, respectively, have been extracted from Woodside’s financial statements set out in the Woodside Annual Report 2021 and BHP Petroleum’s half year financial statements as at 31 December 2021.

(b)	Merged Group Pro Forma Historical Statement of Financial Position includes the following adjustments:

(i)	Reflects reclassifications made to BHP Petroleum’s historical presentation to conform to Woodside’s presentation, including:

●

Reclassification adjustments made to the historical presentation of BHP Petroleum’s intangible assets ($63 million) and oil and gas properties ($878 million) to conform to the financial statement presentation of Woodside. These balances have been reclassified to ‘exploration and evaluation assets’ ($941 million), and

●

Reclassification adjustments made to the historical presentation of BHP Petroleum’s current interest-bearing liabilities ($38 million) and non-current interest-bearing liabilities ($219 million) to conform to the financial statement presentation of Woodside. These balances have been reclassified to ‘lease liabilities’.

(ii)

Adjustment to recognise accruals in relation to (i) estimated cash considerations payable of $947 million and (ii) estimated non-recurring transaction costs of approximately $410 million. The cash consideration payable relates to the Woodside Dividend Payment of $830 million and the estimated Locked Box Payment of $117 million.[60] The non-recurring transaction costs are expected to be incurred by Woodside and BHP Petroleum, including stamp duty, advisory, legal, regulatory, accounting, valuation and other professional fees that are not capitalised as part of the Merger. These transaction costs are based on preliminary estimates and the final amounts and the resulting effect on Woodside’s financial position and results of operations may differ significantly.

[60]

For the purposes of calculating the estimated Purchase Price, the estimated Locked Box Payment has been calculated by reference to the cash held in bank accounts beneficially controlled by BHP Petroleum as at 31 December 2021 of $992 million and subtracting Woodside’s current expectations of net cash flows of BHP Petroleum (adjusted for permitted adjustments) for the period 1 July 2021 to 31 December 2021 of approximately $875 million.

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(iii)

Adjustments to receivables ($572 million) and payables ($38 million) to conform BHP’s accounting policy for overlift and underlift to Woodside’s accounting policy. Specifically, Woodside’s accounting policy is to not account for the effects of volumetric imbalances. The adjustment to ‘payables’ of $38 million is netted off against the adjustment in (b)(ii) on the unaudited pro forma statement of financial position to show a net adjustment of $1,139 million.

(iv)	Adjustment to reflect the Merger being on a cash-free debt-free basis, where BHP Petroleum will settle all intercompany loan balances with a net impact of $1,700 million prior to Implementation.

(v)	Other fair value adjustments, including:

●

Adjustment to other financial assets ($37 million) and other financial liabilities ($60 million) in respect of embedded derivatives. The fair value changes ($90 million) recorded by BHP Petroleum in relation to these derivatives are reversed from cost of sales in the income statement

●	Adjustment to right-of-use asset ($68 million) to measure the right-of-use asset at the same amount as the lease liability, adjusted to reflect off-market terms

●

Adjustment to non-current other liabilities in respect of additional liabilities assumed ($56 million) and unfavourable contracts primarily relating to the fair value of a long term fixed price LNG contract ($1,088 million), and

●	Adjustment to other assets ($537 million) in respect of entitlement to additional LNG volumes.

(vi)

Preliminary purchase price allocation adjustment resulting in an increase to BHP Petroleum’s oil and gas properties of $9,536 million and exploration and evaluation assets of $1,964 million to record the properties at their estimated fair value.

(vii)	Adjustment to deferred tax assets to reflect the unused tax losses and unused tax credits only to the extent these losses and credits are expected to be utilised.

(viii)

Preliminary purchase price allocation result in an adjustment of $825 million to record the estimated fair value of the assumed BHP Petroleum asset retirement obligations. As part of the preliminary purchase price allocation, Woodside estimated the timing and amount of the closure and rehabilitation cash flows expected to be incurred. As a result, the current provision is decreased by $16 million, and the non-current provision is increased by $841 million. To establish the value of the provision for the Merged Group, in respect of the BHP Petroleum assets, Woodside has adopted BHP’s cost estimates and schedule, and it has applied Woodside’s escalation and discount rate assumptions. Further detailed alignment of scope and cost estimate methodologies across the Merged Group will be made in subsequent years.

(ix)

Adjustment to deferred income taxes to record the estimated deferred income tax effects of combining Woodside’s and BHP Petroleum’s operations as well as changes to the deferred tax amounts as a result of the preliminary purchase price allocation. The deferred tax adjustment assumes a forecasted blended BHP Petroleum statutory tax rate of 25%.

(c)	The Merged Group Pro Forma Historical Statement of Financial Position has not been adjusted to reflect the impact of certain events as discussed in Section 7.2 above.

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7.5 Merged Group Pro Forma Historical Statement of Cash Flows

Set out in the following table is the Merged Group Pro Forma Historical Cash Flow statements for year ended 31 December 2021.

Statement of cash flows

	Woodside 31 December 2021	BHP Petroleum 31 December 2021	Pro Forma Adjustments	Pro Forma Statement of cash flows	Notes

Cash flows from operating activities

Profit/(loss) after tax for the period	2,036	609	(414)	2,231

Adjustments for:

Non-cash items

Depreciation and amortisation	1,582	1,997	(316)	3,263	(b)(i)

Depreciation of lease assets	108	-	-	108

Change in fair value of derivative financial instruments	31	-	-	31

Net finance costs	203	288	-	491

Tax (benefit)/expense	1,254	1,144	(166)	2,232	(b)(iii)

Exploration and evaluation written off	265	-	-	265

Impairment losses	10	276	-	286

Impairment reversals	(1,058)	-	-	(1,058)

Restoration	68	-	-	68

Onerous contract provision	(95)	-	-	(95)

Share of operating profit of equity accounted investments	-	2	-	2

Other	30	(351)	14	(307)	(b)(v)

Changes in assets and liabilities

(Increase)/decrease in trade and other receivables	(39)	(806)	487	(358)	(b)(iv)

(Increase)/decrease in inventories	(4)	39	-	35

Increase in lease assets	(16)	-	-	(16)

(Decrease)/increase in provisions	(75)	(36)	-	(111)

(Decrease)/increase in lease liabilities	(25)	-	-	(25)

Increase in other assets and liabilities	(128)	-	-	(128)

Increase/(decrease) in trade and other payables	75	101	395	571	(b)(ii),(iv)

Cash generated from operations	4,222	3,263	-	7,485

Purchases of shares and payments relating to employee share plans	(47)	-	-	(47)

Interest received	11	23	-	34

Dividends received	6	23	-	29

Borrowing costs relating to operating activities	(91)	(265)	-	(356)

Income tax paid and royalty-related taxation paid	(271)	(702)	-	(973)

Payments for restoration	(38)	-	-	(38)

Net cash from operating activities	3,792	2,342	-	6,134

Cash flows used in investing activities

Payments for capital and exploration expenditure	(2,406)	(1,195)	-	(3,601)

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Statement of cash flows

	Woodside 31 December 2021	BHP Petroleum 31 December 2021	Pro Forma Adjustments	Pro Forma Statement of cash flows	Notes

Proceeds from sale of assets	9	144	-	153

Borrowing costs relating to investing activities	(126)	-	-	(126)

Advances to other external entities	(206)	-	-	(206)

Payments for acquisition of joint arrangements	(212)	2	-	(210)

Other Investing	-	(34)	-	(34)

Net cash used in investing activities	(2,941)	(1,083)	-	(4,024)

Cash flows (used in)/from financing activities

Proceeds from borrowings	-	-	-	-

Repayment of borrowings	(784)	(447)	-	(1,231)

Borrowing costs relating to financing activities	(15)	-	-	(15)

Repayment of lease liabilities	(155)	(37)	-	(192)

Borrowing costs relating to lease liabilities	(89)	-	-	(89)

Contributions to non-controlling interests	(92)	-	-	(92)

Dividends paid (net of DRP)	(289)	-	-	(289)

Net cash (used in)/from financing activities	(1,424)	(484)	-	(1,908)

Net (decrease)/increase in cash held	(573)	775	-	202

Cash and cash equivalents at the beginning of the period	3,604	217	-	3,821

Effects of exchange rate changes	(6)	-	-	(6)

Cash and cash equivalents at the end of the period	3,025	992	-	4,017

(a)

Merged Group Pro Forma Historical Statement of Cash Flows has been prepared to illustrate the effect of the Merger as if the Merger had taken place on 1 January 2021. The statement of cash flows of BHP Petroleum has been derived by taking BHP Petroleum’s cash flows for the financial year ended 30 June 2021, subtracting the cash flows for the half year ended 31 December 2020, and adding the cash flows for the half year ended 31 December 2021.

(b)	Merged Group Pro Forma Historical Statement of Cash Flows includes the following adjustments:

(i)	Adjustment of $316 million to pro forma Depreciation, Depletion and Amortisation (“DD&A”) expense based on the preliminary Purchase Price allocation.

(ii)	Adjustment to trade and other payables in relation to estimated non-recurring transaction costs of approximately $410 million.

(iii)

Adjustment to reflect income tax impact of the pro-forma adjustments relating to transaction costs, DD&A and other accounting policy differences. Because the tax rates used for these pro forma financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to Implementation.

(iv)

Adjustments to conform BHP’s accounting policy for overlift and underlift to Woodside’s accounting policy. Specifically, Woodside’s accounting policy is to not account for the effects of volumetric imbalances.

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The increase in receivables relating to underlift between December 2020 and December 2021 is $487 million and the increase in payables relating to overlift is $15 million. These movements have been adjusted for in the Merged Group Pro Forma Historical Statement of Cash Flows under “(increase)/decrease in trade and other receivables” and “increase/(decrease) in trade and other payables” respectively with a net impact of $472 million to the P&L.

(v)

Reflects adjustments to reverse BHP Petroleum’s gain ($104 million) which is attributable to its previous divestment of Scarborough interest to Woodside, offset against a reversal of fair value changes ($90 million) recorded by BHP Petroleum in relation to embedded derivatives.

The Merged Group Pro Forma Historical Cash Flow Statement has not been adjusted to reflect the impact of certain events as discussed in Section 7.2 above.

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8 Risk Factors

8.1 Overview

The risk factors described below are not an exhaustive list or explanation of all risks relating to the Merger, the Merged Group or Woodside Shares and should be used as guidance only. Additional risks and uncertainties relating to the Merger, the Merged Group and Woodside Shares that are not currently known to Woodside, or which may currently appear to be immaterial, may individually or cumulatively also have a material adverse effect on the Merged Group’s business, results of operations, financial condition or prospects.

In considering the Merger, Woodside Shareholders should be aware that there are a number of risks that should be taken into account, both general in nature and those specific to the Merger, the Merged Group and Woodside Shares. This Section outlines the key risks relating to:

●	Implementation of the Merger (see Section 8.2)

●	The Merged Group (see Section 8.3), and

●	The ownership of Woodside Shares (see Section 8.4).

As both companies have significant exposure to the oil and gas sector, a number of the risks relating to the Merged Group are, or will be, risks to which either or both of Woodside Shareholders and BHP Shareholders are already exposed to, and will continue to be exposed to even if the Merger does not proceed. Woodside Shareholders bear these risks already to a greater degree than do BHP Shareholders due to Woodside’s concentration in the oil and gas sector. In addition, the Merged Group’s increased scale of operations as a result of the Merger may increase the exposure to the risks that Woodside currently faces, including the exposure to challenges associated with climate change and the energy transition.

These risk factors do not take into account the individual investment objectives, financial situation, position or particular needs of individual investors. If you do not understand any part of this Merger Explanatory Memorandum (including these risk factors) or are in any doubt as to any action to take in relation to the Merger, you should consult your legal, financial, taxation or other professional adviser.

You should carefully consider the risk factors set out in this Section 8, as well as the other information contained in this Merger Explanatory Memorandum.

8.2 Risks relating to Implementation of the Merger

Implementation of the Merger is subject to certain Conditions and if these Conditions are not satisfied or waived in a timely manner, Implementation may be delayed or the Merger may not be implemented.

Implementation of the Merger is subject to the satisfaction or waiver of a number of outstanding Conditions. There can be no certainty, nor can Woodside provide any assurance or guarantee, that these Conditions will be satisfied or waived or, if satisfied or waived, when that will occur. Details of the outstanding Conditions are set out in Section 10.3.2.

The satisfaction of a number of the outstanding Conditions is outside the control of Woodside and BHP, including, but not limited to, approval of the Merger by Woodside Shareholders and approvals, waivers, confirmations, exemptions or consents from certain regulators, including NOPTA. If the Conditions are not satisfied or waived on or before 30 June 2022 (or an agreed later date), either party to the Share Sale Agreement may terminate the Share Sale Agreement in accordance with its terms, in which case the Merger will not be implemented.

If, for any reason, a Condition is not satisfied or waived and the Merger is not implemented, there may be adverse consequences for Woodside and Woodside Shareholders. These include that the trading price of Woodside Shares may be affected, certain costs relating to the Merger will still be incurred and the anticipated cost savings, synergies and other benefits that Woodside expects to achieve from the Merger will not be realised, which may adversely affect Woodside’s operational and financial performance and the market price of Woodside Shares.

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The delay to satisfaction or waiver of Conditions could delay Implementation for a time or prevent it from occurring. Certain Conditions may only be satisfied subject to conditions or undertakings imposed by regulatory bodies or other third parties. Any delay in implementing the Merger could result in Woodside not realising some or all of the benefits that it expects to achieve if the Merger is successfully implemented within its expected timeframe, which may adversely affect Woodside’s operational and financial performance.

In addition, BHP may terminate the Share Sale Agreement in accordance with the terms of the Share Sale Agreement. In certain circumstances (including where termination by BHP is in breach of the Share Sale Agreement), BHP has agreed to pay Woodside a reimbursement fee of $160 million. Where payable, the payment of the reimbursement fee would be Woodside’s sole and exclusive recourse against BHP. See Section 10.3.1 for further information regarding the reimbursement fee.

Failure to implement the Merger could negatively impact the price of Woodside Shares and the future business and financial results of Woodside, and Woodside may not realise the anticipated cost savings, synergies and other benefits that Woodside expects to achieve from the Merger.

If the Merger is not implemented, the anticipated cost savings, synergies and other benefits that Woodside expects to achieve from the Merger will not be realised, which may adversely affect Woodside’s operational and financial performance and the market price of Woodside Shares.

Woodside estimates that it will incur transaction and integration costs in connection with the Merger regardless of whether or not the Merger is implemented. Regret costs are estimated at $100 million. In addition, in certain circumstances, Woodside has agreed to pay to BHP a reimbursement fee of $160 million if the Merger is not implemented. This may adversely affect Woodside’s capital and operating expenditure, which in turn may have a negative impact on its business, results of operations and financial condition.

Further, if the Merger is not implemented, BHP may between 1 July 2022 and 31 December 2022 exercise its Put Option under the Scarborough Put Option Deed to sell its interests in the Scarborough, Jupiter and Thebe Projects, including interests in certain key contracts and petroleum titles, to Woodside. See Section 10.3.3 for further information regarding the Put Option. If BHP exercises the Put Option, Woodside must pay $1 billion in consideration to BHP (with expenditure adjustment from an effective date of 1 July 2021), and an additional $100 million is payable by Woodside contingent on a future FID for a Thebe development. These circumstances may adversely impact Woodside, and Woodside may be required to fund (on a 100% basis) the capital expenditure for the Scarborough development. Any of these developments may have an adverse impact on Woodside’s cash flows, financial performance and financial position.

If the Merger is not implemented, Woodside Shareholders will continue to be exposed to the various risk factors that currently apply to an investment in Woodside. The risk factors described in Section 8.3 as applicable to the Merged Group will also apply to a continuing investment in Woodside as a standalone entity.

Woodside may not be able to verify the accuracy, reliability or completeness of all information it has received regarding BHP Petroleum and the Merger, and the Share Sale Agreement may not adequately compensate Woodside for losses attributable to breaches by BHP of any representations or warranties in the Share Sale Agreement.

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Woodside has conducted due diligence investigations in connection with the Merger. As part of this, Woodside has relied on the information provided by BHP as well as on the due diligence investigations conducted by its employees and its advisers. To the extent that any investigation by Woodside’s employees or advisers, or that any information provided to it, is incomplete, incorrect, inaccurate or misleading, the actual performance of the Merged Group may be different from what was expected, which may have an adverse impact on Woodside’s financial position and performance.

Additionally, it is possible that the analysis Woodside has undertaken in connection with the Merger has resulted in conclusions and forecasts which are inaccurate, or which are not realised in due course, whether because of flawed methodology, misinterpretation of economic circumstances, tax treatment or otherwise. For example, there is a risk that the Merged Group will not be able to fully utilise certain tax attributes that are expected to transfer to the Merged Group. These include the rates at which tax loss benefits (for example, historic U.S. net operating losses of entities acquired from BHP) can be utilised and the availability of those losses to offset taxable income in any jurisdiction, which depends on many factors which cannot be assured. To the extent that the actual results achieved by the Merger are different than those anticipated by Woodside’s analysis, there may be an adverse impact on Woodside’s financial position and performance. In addition, the Merged Group’s increased scale of operations as a result of the Merger may increase the exposure to the risks that Woodside currently faces, including the exposure to challenges associated with climate change and the energy transition.

There is also no assurance that the due diligence conducted was conclusive, and that all material issues and risks in respect of the Merger have been identified and avoided or managed appropriately. Therefore, there is a risk that one or more issues may arise which will have a material impact on the Merged Group that were not identified through due diligence or for which there is no contractual protection for Woodside. This could adversely affect the business, results of operations and financial condition of the Merged Group.

Further, given that BHP Petroleum International Pty Ltd is a wholly owned subsidiary of BHP, its securities are not publicly listed or priced, making it difficult to determine the value of the securities.

Woodside and the Merged Group will incur significant integration-related costs and challenges in connection with the Merger. Further, the success of the Merged Group and its ability to achieve the anticipated cost savings, synergies and other benefits of the Merger will partly depend on its ability to separate BHP Petroleum from BHP and integrate the businesses of Woodside and BHP Petroleum, including development, extraction and production operations, technology and personnel of each business.

There are risks associated with separating the business activities and operations of BHP Petroleum from BHP and then conducting and integrating the business activities and operations of BHP Petroleum into Woodside. While Woodside expects that it will be able to integrate BHP Petroleum’s operations with its own, there is a risk that separation may take longer than expected, integration may take longer than expected (as a result of a delay in completion of separation activities or otherwise), or that integration may cost more than anticipated, including as a result of the COVID-19 pandemic and applicable physical separation requirements. Potential factors that may impact a successful integration include:

●	Disruption to the ongoing operations or business relationships of either or both businesses

●	Disruption to project delivery

●	Delays in separating BHP Petroleum from corporate services provided by BHP

●	Higher than anticipated integration costs

●	Unforeseen costs relating to integration of development, extraction and production operational systems, IT systems and financial and accounting systems of both businesses

●	Extended period of transition services or duplicated activities due to delays in separation of BHP Petroleum and/or delays in implementing replacement processes or services, and

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●	Unanticipated loss of key personnel or expert knowledge, or reduced employee productivity due to uncertainty arising as a result of the Merger.

The occurrence of any of these factors may adversely impact the Merged Group’s operations, cash flows, financial performance and financial position. In addition, the demands that the integration process may have on management time may also cause a delay in other projects currently contemplated by Woodside and/or BHP Petroleum.

If integration is not achieved in an effective and timely manner, the full benefits of the combination of the two businesses, including the anticipated cost savings, synergies and other benefits that Woodside expects to achieve from the Merger, may be delayed or achieved only in part or not at all. This could adversely impact the Merged Group’s business, results of operations and financial condition and the future prospects of the Merged Group.

Implementation of the Merger may trigger change of control or other provisions in certain agreements to which Woodside or BHP Petroleum are parties. If consents or waivers under the agreements are not obtained or granted, this may have an adverse effect on the Merger or the Merged Group.

Certain contracts to which Woodside, BHP Petroleum and their respective subsidiaries are party (including contracts with customers, lenders and joint venture partners) contain change of control or deemed assignment provisions that could be triggered by the Merger (including by entry into the Share Sale Agreement, Implementation, or other events in connection with the Merger). If any third party right of that type is triggered, it may allow the counterparty to review, adversely modify, exercise rights under or terminate the relevant contract. This may also result in Woodside or BHP Petroleum being obliged to pay termination fees or other fees or costs associated with the change of control or deemed assignment provision. If a counterparty were to do any of the foregoing, this may have an adverse effect on the Merged Group, which may be material. Agreements where such change of control provisions exist include agreements relating to assets in Barbados and Egypt, as well as various seismic contracts.

Woodside and BHP have particular accounting policies and methods and the integration of these accounting functions may lead to revisions which impact the Merged Group’s reported results of operations and/or financial position and performance.

Woodside and BHP Petroleum, as standalone entities, have particular accounting policies and methods which are fundamental to how they record and report their financial position and results of operations. Woodside and BHP Petroleum may have exercised judgment in selecting accounting policies or methods, which might have been reasonable in the circumstances yet might have resulted in reporting materially different outcomes than would have been reported under the other company’s policies and methods. The integration of Woodside’s and BHP Petroleum’s accounting functions may lead to revisions of these accounting policies, which may adversely impact the Merged Group’s reported results of operations and/or financial position and performance.

After Implementation, Existing Woodside Shareholders will have significantly lower ownership and voting interests in Woodside than they currently have and therefore will exercise less control over management.

As part of the Merger, Woodside will issue a significant number of New Woodside Shares as the Share Consideration. Immediately after Implementation, it is expected that (based on the number of Woodside Shares outstanding on the Last Practicable Date and assuming that no additional Woodside Shares are issued in connection with a Permitted Equity Raise and no further declaration of Woodside Dividends will occur prior to Implementation) Existing Woodside Shareholders will own approximately 52% of the shares in the Merged Group and BHP Shareholders will own approximately 48% of the shares in the Merged Group (based on the issue of 914,768,948 New Woodside Shares and the number of Woodside Shares outstanding on the Last Practicable Date) subject to any BHP Shareholders being Ineligible Foreign BHP Shareholders or Relevant Small Parcel BHP Shareholders. Unless a Woodside Shareholder is also an Eligible BHP Shareholder, the Woodside Shareholder is likely to have its ownership and voting interests in Woodside diluted as a result of the Merger.

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The BHP Petroleum Historical Financial Information may not be representative of its results or financial condition if it had been operated independently of BHP and, as a result, may not be a reliable indicator of its future results.

BHP Petroleum is currently owned by BHP. The BHP Petroleum Historical Financial Information included in this Merger Explanatory Memorandum has been prepared on a carve-out basis from the accounts of BHP and may not reflect what BHP Petroleum’s financial position, results of operations or cash flows would have been had BHP Petroleum been an independent, stand-alone entity during the periods presented, nor are they necessarily indicative of the future financial position, results of operations or cash flows of BHP Petroleum. The combined financial statements of BHP Petroleum include all revenues and costs directly attributable to BHP Petroleum and an allocation of expenses related to certain BHP corporate functions. These expenses have been allocated to BHP Petroleum based on direct usage or benefit where identifiable, with the remainder allocated pro rata based on an applicable measure of headcount, usage of technology or other relevant measures. Although BHP Petroleum considers these allocations to be a reasonable reflection of the utilisation of services or the benefit received, the allocations may not be indicative of the actual expense that would have been incurred had BHP Petroleum operated as an independent, stand-alone entity, nor are they indicative of BHP Petroleum’s future expenses.

The unaudited Merged Group Pro Forma Historical Financial Information and pro forma reserve and production data included in this Merger Explanatory Memorandum may not be representative of the Merged Group’s results after Implementation.

The unaudited Merged Group Pro Forma Historical Financial Information in this Merger Explanatory Memorandum is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and reflects limited historical financial data. Therefore, the unaudited Merged Group Pro Forma Historical Financial Information is not necessarily indicative of what Woodside’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated, or the future consolidated results of operations or financial position of Woodside. Accordingly, Woodside’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited Merged Group Pro Forma Historical Financial Information included in this Merger Explanatory Memorandum. See Section 7 for further information.

The pro forma reserve and production information in this Merger Explanatory Memorandum is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and reflects limited historical reserves and production data. Therefore, the pro forma reserve and production information is not necessarily indicative of what the Merged Group’s actual reserve or production data would have been had the Merger been completed on the date indicated or of the future reserve or production of the Merged Group. Accordingly, the Merged Group’s reserves and production may differ significantly from those indicated by the pro forma reserve and production information included in this Merger Explanatory Memorandum. See Section 5.5 for further information.

Woodside may be unable to provide the same types and level of benefits, services and resources to BHP Petroleum that historically have been provided by BHP, or may be unable to provide them at the same cost.

As part of BHP, BHP Petroleum has been able to receive benefits and services from BHP and has been able to benefit from BHP’s financial strength and extensive business relationships. After Implementation, BHP Petroleum will be owned by Woodside and will no longer benefit from BHP’s resources. While Woodside has entered into agreements under which BHP has agreed to provide certain transition services for a period of time following Implementation, there is a risk that Woodside will be unable to adequately replace those resources or replace them at the same cost. If Woodside is unable to replace the resources provided by BHP or is unable to replace them at the same cost or is delayed in replacing the resources provided by BHP, Woodside’s business, financial condition and results of operations may be materially adversely impacted.

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The Merger may be implemented even though material adverse changes may occur subsequent to the announcement of the Merger.

Under the terms of the Share Sale Agreement, either party can terminate the Share Sale Agreement if certain prescribed material adverse changes occur which affect the other party. However, certain types of changes do not permit either party to terminate the Share Sale Agreement or otherwise refuse to implement the Merger, even if those changes would have a material adverse effect on either of the parties. For example, a worsening of Woodside’s or BHP Petroleum’s financial condition or results of operations due to a decrease in commodity prices or general economic conditions would not give the other party the right to terminate the Share Sale Agreement or otherwise refuse to implement the Merger. In addition, the parties have the ability, but are under no obligation, to waive any material adverse change that results in the failure of a Condition and instead proceed with implementing the Merger. See Section 10.3.1 for further information relating to the terms of the Share Sale Agreement.

If a material adverse change occurs that affects either party, but the parties are still required or voluntarily decide to implement the Merger, the Merged Group’s business, results of operations and financial condition may suffer and the expected benefits of the Merger may not be realised as a result of the relevant material adverse change.

Between the date of the Share Sale Agreement and Implementation, Woodside, BHP Petroleum and their respective subsidiaries’ businesses are subject to restrictions on their business activities. These restrictions could adversely impact the Merged Group, or adversely impact Woodside if the Merger does not proceed to Implementation.

The Share Sale Agreement subjects Woodside and BHP Petroleum to certain customary restrictions on their respective business activities during the period between the date of the Share Sale Agreement and the earlier of Implementation and termination of the Share Sale Agreement. The Share Sale Agreement obliges each of Woodside and BHP Petroleum to use its commercially reasonable efforts to carry on its business in the ordinary course in all material respects, and the Share Sale Agreement obliges BHP Petroleum to use its commercially reasonable efforts to preserve substantially intact its business organisation, assets, the services of its current officers, employees and consultants and its goodwill and relationships with material customers, suppliers and others. See Section 10.3.1 for further information relating to the terms of the Share Sale Agreement.

These restrictions could prevent Woodside and BHP Petroleum from pursuing certain business opportunities that arise during the period between the date of the Share Sale Agreement and the earlier of Implementation and termination of the Share Sale Agreement and could therefore adversely impact the Merged Group. Alternatively, if the Merger does not proceed to Implementation, the business and the future prospects of Woodside and BHP Petroleum could be adversely impacted.

Uncertainty about the effects of the Merger, including effects on employees, host governments, partners, contractors, regulators, suppliers and customers, may have a material adverse effect on the business, results of operations and financial condition of the Merged Group.

The Merger, and existing programs of work to facilitate the Merger, may exacerbate existing risks relating to, among other things, the Merged Group’s social licence to operate, climate change, environmental and social governance, people and culture, and regulatory compliance risks.

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In addition, stakeholders that have business or other relationships with the Merged Group could defer consummation of a transaction or other decisions, or seek to change their existing business relationship with Woodside or BHP Petroleum.

The Merged Group will need to take action to prevent or minimise any detrimental impact to stakeholder relationships from the Merger and integration of Woodside and BHP Petroleum. No assurance can be given that these actions will be successful.

8.3 Risks relating to the Merged Group

The Merged Group will be exposed to risks resulting from fluctuations in LNG market conditions or the price of crude oil, which can be volatile. Any material or sustained decline in LNG or crude oil prices, or change in buyer preferences, could have a material adverse effect on the Merged Group’s results.

Both Woodside’s and BHP Petroleum’s revenues are primarily derived from sales of LNG, crude oil, condensate, pipeline gas and LPG. Consequently, the results of operations of both businesses are strongly influenced by the prices they receive for these products, which in the case of oil and condensate are primarily determined by prevailing crude oil prices and in the case of pipeline gas, LPG and LNG are primarily determined by prevailing crude oil prices as well as some fixed pricing and other price indexes (such as Henry Hub and the Japan Korea Marker)). For the year ended 31 December 2021, the majority (approximately 81%) of Woodside’s production was attributed to natural gas, comprising LNG, LPG and pipeline gas and the remaining portion (approximately 19%) of Woodside’s production was attributed to oil and condensate. That production mix differs from BHP Petroleum, which for the year ended 31 December 2021, was approximately 63% natural gas, comprising LNG, LPG and pipeline gas, and 37% oil and condensate (excluding production from the Algeria Assets and Neptune). Overall BHP Petroleum has a lower weighting of LNG in its portfolio contrasted with Woodside. As a result, BHP Petroleum has relatively less exposure to the value of LNG relative to oil. In this context, the Merger will result in Woodside Shareholders diversifying their exposure from LNG, while Eligible BHP Shareholders who continue to hold Woodside Shares or Woodside ADSs following the Merger will increase their exposure to LNG.

LNG market conditions including, but not limited to, supply and demand, are unpredictable and will be beyond the Merged Group’s control. In particular, supply and demand for, and pricing of, LNG remain sensitive to energy prices, external economic and political factors, weather, climate conditions, natural disasters (including pandemics), timing of FIDs for new operations, construction and start-up and operating costs for new LNG supply, buyer preferences for LNG, coal or crude oil and evolving buyer preferences for different LNG price regimes and the energy transition. Buyers and sellers of LNG are increasingly more flexible with the way they transact, and contracts may involve hybrid pricing that is linked to other indices such as Brent or JCC. Typically, only LNG supplied from the U.S. was based on a component linked to movements in the U.S. Henry Hub plus certain fixed and variable components. This type of pricing structure may become a component of the weighted average price into Asia and other markets since LNG supply and trade has globalised and increasingly the lowest cost supply is setting the floor for long-term average global natural gas prices with regional differences accounting for transport costs. This marginal supply is predominantly from the United States, indirectly pegging global gas prices and Asian spot LNG prices to the Henry Hub marker which could adversely affect the pricing of new LNG contracts and potential future price reviews of existing LNG contracts. Tenders may also be used by suppliers and buyers, typically for shorter-term contracts. In addition, long-term LNG contracts typically contain price review mechanisms which sometimes need to be resolved by expert determination or arbitration. The use of these independent resolution mechanisms are likely to be more prevalent in volatile commodity markets. Alternatives to fossil fuel-based products for the generation of electricity, for example nuclear power and renewable energy sources, are continually under development and, if these alternatives continue to gain market share, they could also have a material impact on demand for LNG, which in turn may negatively impact the Merged Group’s business, results of operations and financial condition in the longer-term.

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In early March 2020, oil prices experienced a precipitous decline in response to reduced oil demand due to the economic impacts of COVID-19 lockdowns and a fallout between Russia and Saudi Arabia, two of the 23 nations in OPEC+ (which is comprised of the 13 Organization of Petroleum Exporting Countries and 10 non-OPEC members including Russia). OPEC+ had been balancing the market through supply management.

Oil prices have rallied since the 2020 lows and in March 2022 were at multi-year highs as markets priced in geopolitical risk premiums relating primarily to Russia’s invasion of Ukraine, exacerbating market uncertainty and energy market volatility. Oil prices can be very volatile, and periods of sustained low prices could result in changes to the Merged Group’s carrying value assumptions and may also reduce the reported net profit for the relevant period.

Crude oil prices are affected by numerous factors beyond the Merged Group’s control, including worldwide oil supply and demand. In addition to the recent impacts on oil prices resulting from those summarised above, the price of crude oil may be affected by other factors such as the level of economic activity in the markets Woodside and BHP Petroleum serve, regional political developments and military conflicts (including the ongoing Ukraine conflict), economic sanctions, weather conditions and natural disasters, conservation and environmental protection efforts, the level of crude oil inventories, the ability of OPEC and other major oil-producing or oil-consuming nations to influence global production levels and prices, sanctions on the production or export of oil, governmental regulations and actions, including the imposition of taxes, trade restrictions, market uncertainty and speculative activities by those who buy and sell oil and gas on the world markets, commodity futures trading, availability and capacity of infrastructure, supply chain disruptions, processing facilities and necessary transportation, the price and availability of new technology, the availability and cost of alternative sources of energy and the impact of climate change considerations and actions towards energy transition on the demand for key commodities which the Merged Group produces.

The transition to lower-carbon sources of energy in many parts of the world (driven by ESG and climate change concerns) may affect demand for the Merged Group’s products, including crude oil, natural gas and LNG, which in turn may affect the price received (or expected to be received) for these products. Material adverse price impacts (including as a result of the energy transition) may affect the economic performance (including as to margins and cash flows) of, and longevity of production from, the Merged Group’s existing and future production assets, and ultimately the financial performance of the Merged Group.

It is impossible to predict future crude oil, LNG and natural gas price movements with certainty. A low crude oil price environment or declines in the price of crude oil, in LNG and natural gas prices, could adversely affect the Merged Group’s business, results of operations and financial condition and liquidity. They could also negatively impact its ability to access sources of capital, including equity and debt markets. Those circumstances may also adversely impact the Merged Group’s ability to finance planned capital expenditures, including development projects, and may change the economics of operating certain wells, which could result in a reduction in the volume of the Merged Group’s reserves. Declines in crude oil, LNG and natural gas prices, especially sustained declines, may also reduce the amount of oil and gas that it can produce economically, reduce the economic viability of planned projects or of assets that it plans to acquire or has acquired and may reduce the expected value and the potential commerciality of exploration and appraisal assets. Those reductions may result in substantial downward adjustments to the Merged Group’s estimated proved reserves and require additional write-downs of the value of its oil and gas properties.

Sales contracts with the National Gas Company relating to production from BHP Petroleum’s operations in the Republic of Trinidad and Tobago (“T&T”) are linked to ammonia pricing. Similar to crude oil, LNG and natural gas, it is impossible to predict future ammonia prices with certainty.

The Merged Group’s exposure to shorter-term contracts and more volatile spot pricing (which can vary from time to time) could result in lower pricing in periods of LNG market over-supply.

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A portion of the Merged Group’s production will be exposed to shorter-term contracts and more volatile spot pricing, contrasted with long-term or medium-term contracts. In the past decade, there has been an increased prevalence of shorter-term contracts (i.e. spot sales and contracts with a duration of two years or less) and lower quantity contracts across the LNG market, although the share of total trade has tapered off slightly in recent years. It is anticipated that the proportion of such production of the Merged Group will vary from time to time. If the proportion of the Merged Group’s production contracted on a shorter-term basis increases at any point in time, this may result in the Merged Group having increased exposure to deterioration in LNG market conditions. Further, there is a risk that in a lower price environment, buyers are not willing to commit to medium-term or long-term contracts, which may also result in the Merged Group having increased exposure to spot prices and LNG market volatility. Any increase in the Merged Group’s percentage of uncommitted production could result in lower average realised prices during periods of LNG over-supply, which could have an adverse effect on the Merged Group’s business, results of operations and financial condition.

The Merged Group may be exposed to commodity and currency hedging.

There can be no assurance that the Merged Group will successfully manage its exposure to commodity prices. There is also counterparty risk associated with derivative contracts. If any counterparty to the Merged Group’s derivative instruments were to default or seek bankruptcy protection, it could subject a larger percentage of the Merged Group’s future oil and gas production to price changes and could have a negative effect on Woodside’s financial performance, including its ability to fund future projects. Whether or not the Merged Group engages in hedging and other oil and gas derivative contracts on a limited basis or otherwise, the Merged Group will remain exposed to fluctuations in crude oil prices.

The Merged Group will have interests in LNG projects in construction which will increase the Merged Group’s LNG production and LNG sales and, therefore, its reliance on the prices at which it is able to sell its LNG production to its customers.

Woodside and BHP Petroleum have interests in LNG projects in construction, for example, in the case of Woodside, the Scarborough and Pluto Train 2 development and the North West Shelf and Julimar Brunello upstream supply projects which will, if and when completed, supplement Woodside’s LNG production and LNG sales and, therefore, its reliance on the prices at which it is able to sell its LNG production to its customers. Accordingly, negative movements in the LNG market may have a material adverse effect on Woodside’s financial performance, including in relation to uncommitted production from existing facilities or from potential future developments.

The Merged Group’s profits may be adversely affected by the introduction of new LNG facilities, or increased LNG throughput and expansion of existing LNG facilities (including those owned or operated by the Merged Group) in the LNG market, which could increase the supply of LNG and thereby lower prices. In particular, in both the Atlantic and Asia-Pacific markets, there is increasing LNG supply under construction and potential East African, North American, Qatari and Russian LNG projects, which may increase competition in the Atlantic and Asia-Pacific LNG markets. Such increases in the supply of LNG without a corresponding increase in demand for LNG may lower LNG prices and the prices at which the Merged Group will be able to sell its LNG production to its customers. Decreases in LNG prices may materially affect the Merged Group’s business, results of operations and financial condition.

The Merged Group has a significant interest in oil projects in construction which will increase the Merged Group’s crude oil production and crude oil sales and, therefore, its reliance on crude oil prices at which it is able to sell its production to its customers.

The Merged Group will have a significant interest in certain oil projects, including the Sangomar Oil Field Development and Mad Dog Phase 2, which are currently in construction and will, if and when completed, increase the Merged Group’s crude oil production and crude oil sales and, therefore, its reliance on the prices at which it is able to sell its crude oil production to its customers. Accordingly, negative movements in the oil market may have a material adverse effect on the Merged Group’s financial performance, including in relation to uncommitted production from existing facilities or from potential future developments.

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After Implementation, the Merged Group will be exposed to further risks which may be greater than they would be on a standalone basis and therefore may adversely affect the financial position or performance of the Merged Group.

After Implementation, Woodside Shareholders will be exposed to risks relating to BHP Petroleum and certain additional risks relating to the Merged Group and the integration of the two businesses. Correspondingly, Eligible BHP Shareholders who become Woodside Shareholders will be exposed to these additional risks as well as the risks relating to Woodside.

While the operations of Woodside and BHP Petroleum are similar in a number of ways, there may be further risks relating to the operation of a broader suite of assets that arise in relation to the Merged Group. In particular, the asset portfolio, capital structure and size of the Merged Group will be different from that of Woodside and BHP Petroleum on a standalone basis. These risks and the impact on the Merged Group may be greater than they would be on a standalone basis and therefore may adversely impact the Merged Group’s business, financial condition and results of operations.

The impacts of an epidemic or outbreaks of an infectious disease, such as COVID-19, could materially adversely affect the Merged Group’s business, results of operations and financial condition.

The Merged Group will face risks related to the impacts of epidemics, outbreaks or other public health events that are outside of its control and could significantly disrupt its operations and adversely affect its business, results of operation and financial condition. For example, the ongoing COVID-19 pandemic could adversely affect the Merged Group’s operations by rendering employees, contractors or vendors unable to work or unable to access its facilities for an indefinite period of time due to illness, quarantine or transportation and travel restrictions. The Merged Group may experience an impact to the timing and availability of key products or services from suppliers, or customer shutdowns to prevent spread of the virus, both of which could negatively impact its business. In addition, the effects of COVID-19 and concerns regarding its global spread could negatively impact the domestic and international demand for crude oil and natural gas. This could contribute to price volatility, increase the Merged Group’s counterparty risk, impact the price it receives for oil and natural gas and materially and adversely affect the demand for and marketability of the Merged Group’s production. Restrictions on global shipping and limitations of the Merged Group’s joint venture partners’ ability to lift cargoes from producing facilities may result in maximum storage capacities being reached and a reduction in short-term production.

As the potential ongoing impact from COVID-19 is very difficult to predict, the extent to which it may negatively affect the Merged Group’s operating results or the duration of any potential business disruption in the future is uncertain. The impact of current and future COVID-19 outbreaks will depend on future developments and new information that may emerge regarding the severity and duration of COVID-19 and the actions taken by authorities to contain it or treat its impact, all of which will be beyond the Merged Group’s control. These potential impacts, while uncertain, could adversely affect the Merged Group’s business, results of operations and financial condition.

The majority of the Merged Group’s major projects and operations will be conducted in joint ventures, and therefore the Merged Group’s degree of control, as well as its ability to identify and manage risks, may be reduced.

A significant share of the Merged Group’s capital has been or will be invested in joint venture assets and activities with other joint venture participants including NOCs. Such joint venture participants may have economic or business interests or objectives that are inconsistent with or opposed to the Merged Group’s interests and objectives, and may exercise veto rights to block certain key decisions or actions that the Merged Group believes are in its or the joint venture’s best interests, or approve those matters without the Merged Group’s support. In some instances, joint venture participants or contractual counterparties may be primarily responsible for the adequacy of the human or technical competencies and capabilities which they bring to bear on the joint project which will be out of the Merged Group’s direct control. Additionally, partners or members of a joint venture may not be able to meet their financial or other obligations to the projects, which may threaten the viability of a given project or cause the Merged Group to incur additional costs associated with a given project. If the Merged Group were to experience misalignment with joint venture participants or other issues with joint decision-making, including in respect of preferred concept selection and funding of current and potential projects, the Merged Group could experience allegations of breach, delays in development of those projects or miss opportunities to pursue development at all.

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In cases where the Merged Group is not the operator, it may be unable to control the behaviour, performance and cost of operations of joint ventures in which it participates. In these cases, the Merged Group will be dependent on joint venture participants acting as operators and its ability to direct operations or manage the timing and performance of any activity or the costs or risks involved may be reduced.

In addition, joint venture partners may default on their obligations due to insolvency, lack of liquidity, operational failure or other reasons. The inability of any joint venture partner to meet its obligations could have an adverse effect on the Merged Group’s business, results of operations and financial condition.

See Section 7.2 for further information on Woodside and BHP Petroleum’s joint venture interests.

Woodside invests and, following Implementation, the Merged Group is expected to invest, significant amounts of funds in a variety of exploration, development, production, construction, restoration, lower-carbon services and new energy activities across the world, which involve many uncertainties and operating risks that could prevent it from realising profits or result in total or partial loss of its investment. This in turn may affect the Merged Group’s business, results of operations and financial condition.

The Merged Group is expected to invest significant funds over the next several years on the Sangomar Oil Field Development and the Scarborough and Pluto Train 2 development and may invest significant funds over the next several years on other developments including Browse in Western Australia, Trion in Mexico, Calypso in T&T, Liard Basin in Canada, Greater Sunrise located between Australia and Timor-Leste, and additional supply projects to existing producing assets as well as other exploration, development, restoration and new energy activities. These activities may involve many uncertainties and operating risks that could prevent the Merged Group from realising profits or result in the total or partial loss of its investment, putting pressure on its balance sheet and credit rating. Unforeseen issues, including increasing the required amount of capital expenditure necessary to complete a project, the impact of volatile crude oil, natural gas and LNG prices and the Merged Group’s inability to enter into supply contracts with buyers in advance of an FID may cause the Merged Group not to proceed with any one or a combination of these activities.

In addition, even if the Merged Group and its joint venture participants decide that certain projects are economically viable, the Merged Group may not receive the necessary government and regulatory authorisations and permits to proceed with development, even where it may have incurred substantial costs in the evaluation process (for example, the North West Shelf and Browse environmental approval processes are ongoing). The Merged Group’s projects will often require the use of new and advanced technologies, including in respect of the new energy activities of the Merged Group, which can be expensive to develop, purchase and implement, and may not function as expected. Some of the Merged Group’s development projects will be located in deepwater or otherwise challenging environments, for example offshore of Western Australia and in the United States Gulf of Mexico (“U.S. GOM”), or produced from challenging reservoirs. The Merged Group’s projects could experience project implementation schedule slippage, shortages of or delays in the delivery of equipment or purpose-built components from suppliers, escalation in capital cost estimates, possible shortages of construction or other personnel, other labour shortages, environmental occurrences during construction that result in a failure to comply with environmental regulations or conditions on development, or delays and higher-than-expected costs due to the remote location of the projects, the impact of COVID-19 on the relevant workforce or supply chain, other unanticipated natural disasters, accidents, miscalculations, political or other opposition, litigation, acts of terrorism, operational difficulties, climate change related risks or other events associated with that construction that may result in the delay, suspension or termination of the Merged Group’s projects. This may result in further costs, the total or partial loss of the Merged Group’s investment and a material adverse effect on the Merged Group’s business, results of operations and financial condition.

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The Merged Group’s projects may be delayed, more costly than anticipated or unsuccessful for many reasons, including declines or unexpected volatility in oil and gas prices, misalignment between joint venture participants, cost overruns, changes in regulations, unanticipated financial, operational or political events, mechanical and technical difficulties, increases in operating cost structures, equipment and labour shortages, industrial actions or other circumstances. This may result in the delay, suspension or termination of the Merged Group’s capital projects or the total or partial loss of the Merged Group’s investment which may have a material adverse effect on the Merged Group’s business, results of operations and financial condition.

In order to advance its proposed developments, the Merged Group is reliant on agreements with third parties.

A number of the Merged Group’s proposed developments, including optimisation of existing Woodside and BHP Petroleum projects, will require commercial agreements to be entered into with third parties, including other joint venture participants. Some examples may include gas processing or infrastructure use agreements. A number of the required agreements may be complicated, have limited precedent and may require significant time and resources to negotiate and finalise. In addition, as some of these commercial agreements will need to be agreed by the participants within a joint venture, the risk of misalignment among those participants may impact the likelihood or timing of finalising those agreements as those joint venture participants may have economic or business interests or objectives that are inconsistent with or opposed to the interests and objectives of its fellow joint venture participants.

The Merged Group may incur losses associated with counterparty exposures.

The Merged Group will assume counterparty risk as it will rely on the ability of its counterparties to discharge their obligations (including financial obligations) on a timely basis. There is also a risk that the Merged Group’s rights against counterparties will not be enforceable in certain circumstances. Counterparties may default on their obligations due to insolvency, lack of liquidity, operational failure or other reasons. The inability of any of the Merged Group’s counterparties to meet their contractual obligations with the Merged Group, or the inability of the Merged Group to enforce the contractual obligations of counterparties, could have an adverse effect on the Merged Group’s business, results of operations and financial condition.

The Merged Group intends to continue to acquire or discover additional hydrocarbon resource volumes and commercialise them into proved reserves or further develop existing, acquired or discovered reserves to supplement its proved reserves and production (subject to satisfying the criteria set out in Woodside’s capital allocation framework, energy replacement strategies and the overall energy transition).

The production rate of oil and gas properties declines as producing fields and reserves are depleted. Except to the extent that the Merged Group acquires further properties containing additional proved reserves, conducts successful exploration and development activities or identifies and develops additional proved reserves within Woodside’s and BHP Petroleum’s existing permits, after Implementation, the Merged Group’s proved reserves will decline as its production continues. In addition, much of the Merged Group’s interests will be in mature fields with declining production. Although the Merger is intended to reduce this risk, the Merged Group’s future oil and gas production will remain dependent upon its level of success in acquiring, finding and/or developing additional proved reserves. Further, revisions to reserves occur from time to time as a result of other factors including completion of reservoir and subsurface studies. By way of example, there were several revisions to Woodside’s proved reserves in 2021, including revisions to the Wheatstone proved reserves and the Greater Pluto proved reserves. See Section 7.5 for further information.

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While Woodside is starting to progress new energy opportunities for the Merged Group, in the near term, its revenues and profits will continue to be predominantly derived from its oil and gas operations. As its energy portfolio evolves, the sustainability and growth of its operations and financial condition will continue to be underpinned by the success of its exploration, acquisition and development efforts and its ability to replace existing hydrocarbon resources. In addition, Woodside may choose to place a greater focus on growing the Merged Group’s new energy portfolio, which may have a negative impact on the replacement of reserves. Failure to acquire or discover and develop new resources, or develop existing or acquired or developed resources in sufficient quantities, to maintain and grow the current level of the Merged Group’s proven reserves after Implementation, would likely negatively affect its long-term results of operations and financial condition unless balanced by growth in its new energy portfolio.

Woodside expects to continue to evaluate and, where appropriate, the Merged Group will also pursue acquisition opportunities and the development of projects, including in established, emerging and new regions or markets. However, there is a risk that the Merged Group may not be able to identify suitable acquisition opportunities in the future or may not be able to successfully complete acquisitions, or it may acquire entities or assets that do not perform as expected. Similarly, the Merged Group may not be able to identify further projects that are economically feasible, or it may be unable to generate sufficient operating earnings or raise additional capital to meet the capital expenditure requirements necessary for development.

In conducting exploration and development activities from a particular reservoir or facility and associated wells, the risk of not finding hydrocarbons or experiencing unanticipated adverse outcomes such as irregularities in formations, miscalculations or operational issues may render the Merged Group’s activities unsuccessful, potentially resulting in the abandonment of the well or development and a loss of its investment. In addition, it may be difficult to accurately predict timing requirements related to regulatory, environmental and community approvals in some regions which may result in construction delays. The Merged Group may not achieve its full growth strategy and potential, as the commercialisation of contemplated or planned projects, including with respect to assets it has discovered, acquired or plans to acquire, may deteriorate and require alternative technologies and/or lower cost developments to justify further investment. These factors may adversely affect the timing and/or economic value of new oil and gas opportunities, the expansion of the Merged Group’s existing operations and its resulting financial performance and condition.

The Merged Group will operate in a high-risk industry, and there will be risks inherent in the Merged Group’s exploration, development, production and restoration activities, including a failure to find resources that can be commercialised successfully or the occurrence of operational or environmental hazards, which could adversely affect the Merged Group’s business, results of operations and financial condition.

The Merged Group will have interests in a number of oil and gas exploration assets around the world, including in Australia, Senegal, South Korea, Congo, Egypt, T&T, U.S. GOM, Mexican Gulf of Mexico, Canada, and Barbados, and it may increase its level of exploration in these and other locations around the world.

Furthermore, the Merged Group’s operations could be impacted by operational hazards and environmental hazards. Operational hazards include, among others, the risk of fire, explosions, well blowouts, pipe failure and abnormally pressured formations. Environmental hazards include oil spills, gas leaks, pipeline ruptures or discharge of toxic gas.

Woodside’s and BHP Petroleum’s operations are often conducted in difficult or environmentally sensitive locations, in which the consequences of a spill, explosion, fire or other incident could be significant. Accordingly, inherent in the Merged Group’s operations will be the risk that if it fails to manage operational hazards and abide by environmental and safety and protection standards, those failures could lead to damage to the environment and could result in regulatory action, legal liability, material costs and damage to the Merged Group’s reputation or licence to operate. In certain circumstances, liability could be imposed without regard to the Merged Group’s fault in the matter.

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The Merged Group will have interests in deepwater fields and the Merged Group may attempt to pursue additional operational activity in the future and acquire additional fields and leases, including in the deepwaters of the U.S. GOM and elsewhere. Exploration for oil or natural gas in deepwater generally involves significant operational, environmental and financial risks.

Operating or environmental hazards may cause the Merged Group to be unable to provide a safe environment for its workforce and the public, which could lead to injuries or loss of life and could result in regulatory action, legal liability and damage to the Merged Group’s reputation.

Material limitations to the Merged Group’s access to capital, a failure in financial risk management, government fiscal, monetary and regulatory policy and variability in interest and exchange rates could all adversely affect the Merged Group’s business, results of operations and financial condition.

The operating and financial performance of the Merged Group’s business will be influenced by a variety of general economic and business conditions, including, among other things, access to debt and capital markets, government fiscal, monetary and regulatory policy and variability in interest and exchange rates. Deterioration in general economic conditions, including higher or lower than expected inflation rates or globally significant events, such as the ongoing COVID-19 pandemic, or the conflict in Ukraine, and perception towards climate change and ESG matters, could have an adverse impact on the Merged Group’s operating and financial performance and financial position.

The Merged Group may be unable to maintain Woodside’s current credit rating due to a number of factors, including as a result of changes in its operating or business performance, a breach of debt covenants, changes in capital structures, changes in market conditions or through strategic decisions. Changes to economic and business conditions, which are beyond the Merged Group’s control, may also limit its ability to access debt and capital markets on favourable terms. This may adversely impact the Merged Group’s access to and cost of funding and its ability to fund growth and operational plans, which may have a material adverse effect on the Merged Group’s business, financial condition and results of operations.

The Merged Group may encounter natural disasters or acts of terrorism (whether physical, cyber or otherwise), that may result in diminished production, additional costs or substantial loss.

Woodside and BHP Petroleum are, and the Merged Group will be, subject to operating hazards associated with the exploration for, and development, production and transportation of, oil and gas. Natural disasters, inclement weather, acts of terrorism, operator error, disruption to supply chain or other occurrences can result in adverse events, including, without limitation, injury or loss of life, damage to or destruction of property (including oil and gas wells, formations and production facilities), diminished production, additional costs, loss of well control or blowouts, vessel collision, loss of containment of hydrocarbons and other hazardous material, pollution and other damage to the environment, labour disruptions, fires, explosions, equipment failure or other incidents. The Merged Group’s offshore operations will be subject to marine perils, including severe storms and other adverse weather conditions and vessel collisions, as well as interruptions or termination by governmental authorities based on environmental and other considerations. The occurrence of any of these operating hazards could result in injuries or loss of life, regulatory action, legal liability and damage to the Merged Group’s reputation and substantial losses to the Merged Group, all of which may affect its financial position and performance. There can be no assurance regarding the availability of insurance to cover any losses or liabilities associated with operational hazards, or that any insurance cover will be adequate to compensate for hazards.

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Furthermore, acts of terrorism (whether physical, cyber or otherwise) against the Merged Group’s facilities, pipelines, transportation, computer systems or employees could severely disrupt its operations, supply chain, cause loss of life and could have a material adverse effect on the Merged Group’s business, financial condition and results of operations.

If an adverse event of this nature were to occur in the North West Shelf area off the north-west coast of Australia or the U.S. GOM, the impact on the Merged Group’s operations and financial results could be magnified given the geographic concentration of the Merged Group’s significant producing assets in these areas.

Woodside’s and BHP Petroleum’s operations are subject to extensive governmental oversight and regulation, particularly with regard to the environment and occupational health and safety, that may change in ways that adversely affect the Merged Group’s business, results of operations and financial condition.

Woodside’s and BHP Petroleum’s businesses are subject, in each of the countries in which they operate, to various national and local laws, regulations and approvals relating to the development, production, marketing, pricing, transportation and storage of its products as well as the restoration of their properties. Therefore, a change in the laws or regulations (including in respect of their interpretation) that apply to their businesses or in the way in which the Merged Group will be regulated could have a material adverse effect on the Merged Group’s business and financial condition. With increasingly heightened government and public sensitivity to environmental sustainability, climate change, and ESG matters, environmental regulation is becoming more stringent. Changes in environmental laws and regulations occur frequently and the Merged Group could be subject to increasing environmental responsibility and liability, including laws and regulations dealing with exploration and drilling, plugging and abandonment of wells, air quality, water and noise pollution and other discharges of materials (including greenhouse gases) into the environment, plant and wildlife protection, the reclamation and restoration of certain of the Merged Group’s properties, greenhouse gas emissions, the storage, treatment and disposal of wastes and the effects of the Merged Group’s business on the water table and groundwater quality. Any changes that impose additional requirements (including in respect of restoration) or restrictions on the Merged Group’s operations or more stringent and costly waste management or clean-up requirements could result in substantial costs or impair the Merged Group’s ability to operate profitably.

These laws and regulations may require the Merged Group to obtain licences, permits and approvals before activities commence that restrict the types, quantities and concentrations of various substances that can be released into the environment, limit or prohibit construction or drilling activities in certain sensitive environments, require expanded corporate disclosure about operational impacts and corporate strategy on environmental matters, and impose substantial liabilities for violations of laws and regulations or for pollution resulting from former or current operations. Substantial compliance costs could impact the financial prospects of the Merged Group.

There is existing litigation and may be threats of, or possible future, litigation seeking to challenge approvals (either current or retrospective) that the Merged Group will hold in respect of certain development activities, including but not limited to approvals for new, or expansions to existing, projects. Some of these challenges and threats could relate to greenhouse gas emissions, environment, cultural heritage or human rights. There may be litigation in respect of the Merged Group’s level of disclosure of climate change risk, including whether that disclosure is in accordance with legislation, or is in some way misleading or deceptive (akin to “greenwashing”), and related proceedings may give rise to claims for the disclosure of board and governance documents. The granting of approvals to the Merged Group under the Environment Protection and Biodiversity Conservation Act 1999 (Cth) may also be subject to challenges, including in relation to whether such approvals breach an existing or future duty of care (such as the novel duty of care to not cause harm to Australian children (as contemplated in “Sharma (by their litigation representative Arthur) and Others v Minister for the Environment (Cth) and Another (2021) 391 ALR 1” judgment, which was over-turned on appeal)).

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If those threats materialise and/or the challenges are successful, new approvals may be required, there is a risk that those approvals will not be granted or, if they are, the Merged Group may be subject to more onerous conditions. There is also a risk of not obtaining relevant approvals, the revocation or modification of approvals that have been granted, or court orders enjoining certain development activities. There is also a risk that the legal action and threats will generate significant adverse publicity for the Merged Group, encourage similar suits to be brought in other jurisdictions or cause delay to the anticipated development schedule.

Revocation, failure to renew or alteration of the terms of the licences, permits or approvals required for the Merged Group’s operations may negatively affect the Merged Group’s business or results of operations. Sanctions for non-compliance with these laws and regulations may include administrative, civil and criminal penalties, demand for reimbursement for government or regulatory actions, government orders, revocation of licences, permits, approvals, and corrective action orders. These laws sometimes apply retroactively. In addition, a party can be liable for environmental damage without regard to that party’s negligence or fault. Therefore, the Merged Group could have liability for the conduct of others or for acts that were in compliance with all applicable laws at the time it performed them, including trailing liability for operations undertaken by purchasers of the Merged Group’s assets.

In addition, governmental authorities may recommend or impose other measures that could cause significant disruptions to the Merged Group’s business operations in the regions most impacted by COVID-19. The Merged Group’s operational response to COVID-19, for example the change of crew rosters to ensure quarantine requirements are met, must meet regulatory expectations. Inadequate risk assessment or implementation of revised operating practices may result in regulator notices or the imposition of production limitations.

New regulations and legislation, as well as evolving practices, with respect to environmental, health and safety controls, and increased governmental oversight of operations could increase the Merged Group’s costs of regulatory compliance, impact its ability to capitalise on and/or to divest its assets and limit its access to new exploration properties.

In the United States, the exploration, production, transportation, and sale of oil and natural gas are subject to certain federal, state, and local laws and regulations. Current regulatory requirements may change or past non-compliance with regulations may be discovered. Because laws and regulations are subject to amendment and reinterpretation over time, the Merged Group will be unable to predict the future cost or impact of complying with those laws.

Moreover, Woodside cannot predict whether new legislation to regulate the oil and natural gas industries in the United States might be proposed, what proposals, if any, might actually be enacted by the United States Congress, the applicable federal agencies, or the various state legislatures, and what effect, if any, the proposals might have on its or the Merged Group’s future operations. The adoption and implementation of new or more stringent federal, state or local legislation, regulations or other regulatory initiatives that result in the imposition of more stringent standards for greenhouse emissions from the oil and natural industry could restrict the areas in which this sector may operate, and could result in increased compliance costs and changes in product pricing, which could impact consumer demand for Woodside’s products.

The Merged Group’s operations will be subject to governmental and sovereign risks, including political, legal and other uncertainties in the countries in which Woodside and BHP Petroleum do business, which could adversely affect the Merged Group’s business, prospects, financial condition and results of operations.

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Woodside’s and BHP Petroleum’s operations have been, and at times in the future the Merged Group’s operations may be, affected by political developments and by national, state and local laws and regulations (including their interpretation or application), for example restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls, environmental protection regulations (including in respect of restoration) and economic sanctions. Further, the Merged Group’s operations and the products it produces will be the focus of increasing governmental policy initiatives and sovereign interests. Those initiatives and interests include environmental protection objectives, preservation of natural resources for national and state requirements, promotion of alternative energy uses, promotion of further exploitation of natural resources, local content requirements and other similar objectives. For example, BHP Petroleum’s oil and natural gas operations in the United States and Mexico are subject to stringent federal, state and/or local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. The Merged Group will have exploration activities and potential projects outside Australia and in countries that are subject to various risks inherent in foreign operations in certain emerging markets with less stable legal, regulatory and political systems and where the geopolitical climates are changing. Further, the Merged Group’s development and exploration activities in those countries may be unlike any development and exploration activities that have taken place in those countries previously. In addition, the Glasgow Climate Pact calls upon parties to the United Nations Framework Convention on Climate Change to “accelerat[e] efforts towards the phasedown of unabated coal power and phase-out of inefficient fossil fuel subsidies.”

Future government policy objectives in the countries in which the Merged Group may do business could take the form of increased governmental regulations (including in respect of restoration), redirection of product distribution (such as domestic gas reservation policies), changes in taxation regulation or enforcement (including, for example, changes in tax rates on increased focus on audits), taxation subsidies or royalties, nationalisation of resource assets, limitations on periods of lease retention, interference with the confidentiality and availability of information, forced renegotiation of contracts, changes in laws and policies governing operations of foreign-based companies, trade sanctions, currency restrictions and exchange rate fluctuations and other governmental steps. For example, there is the potential for the introduction of trailing liabilities for prior titleholders in respect of decommissioning in the countries in which the Merged Group will operate, which could lead to increased decommissioning costs. Such legislation has been introduced in Australia.

The Laminaria and Corallina Decommissioning Cost Recovery Levy has been enacted by the Australian government for the purpose of recovering the Commonwealth’s costs of decommissioning the Laminaria and Corallina oil fields and associated infrastructure.

The Australian government could also put in place economic sanctions that affect the ability of the Merged Group to do business in certain regions, or with certain counterparties.

Furthermore, risks including war, insurrection, acts of terrorism and other political risks are, or may in the future be, present in some of the countries in which the Merged Group will do business.

The Merged Group may also be exposed to risks relating to bribery and corruption. Refusal to pay facilitation payments could result in disruption or delay to the Merged Group’s operations and restriction on its ability to complete projects and secure further growth opportunities. Further, certain of the Merged Group’s projects will be subject to government approvals from foreign governments, including some of whom will be the Merged Group’s joint venture partners, and there is no assurance that those approvals will be obtained, which could adversely affect the Merged Group’s business.

These potential governmental actions and risks could have a significant adverse effect on the Merged Group’s operating model and could subject the Merged Group’s future operations, developments and exploration assets to delays and increased costs, or prohibitions on certain activities, the occurrence of which could have a material adverse effect on the Merged Group’s business, results of operations and financial condition.

Oversight and review by the ACCC in Australia, and other competition regulatory bodies in the jurisdictions in which the Merged Group will operate, may impact the Merged Group’s investments and businesses.

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Australia, the United States and most other countries in which the Merged Group will operate have laws designed to promote competition in business and to protect the interests of consumers. These laws prohibit certain conduct including cartel conduct between competitors, various arrangements/conduct that has the purpose, effect or likely effect of substantially lessening competition including “exclusive” supply or distribution arrangements, misuse of market power, concerted practices and anticompetitive mergers and acquisitions, and misleading or deceptive conduct. In August 2021, the ACCC proposed significant reforms to Australia’s merger control regime, including mandatory notification thresholds and deeming acquisitions which would entrench, materially increase or materially extend the substantial market power of the acquirer as having the effect of substantially lessening competition. The proposed reforms, if adopted by the Federal Government and enacted, and any adverse review, actions or decisions by the ACCC under current or future competition laws may prevent or limit the Merged Group’s ability to pursue certain acquisitions.

If Woodside or BHP Petroleum is found to have contravened, or the Merged Group is found to contravene, applicable competition laws, the Merged Group may be subject to penalties and other court orders which may impact the Merged Group’s financial performance, business and reputation.

The global response to climate change is changing the way the world produces and consumes energy, creating risks for the Merged Group. The complex and pervasive nature of climate change means transition risks are interconnected with and may amplify other risks. Additionally, the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy. If the Merged Group fails to adequately respond and adapt to the global response, its business, results of operations and financial condition could be materially adversely affected.

A recent report of the Intergovernmental Panel on Climate Change (IPCC, Working Group 1 contribution to the Sixth Assessment Report) states that “it is unequivocal that human influence has warmed the atmosphere, ocean and land.” The Merged Group will be a major producer of energy-related products such as LNG, crude oil, condensate, pipeline gas and LPG which result in the generation of greenhouse gas emissions throughout their lifecycle. Additionally, the Merged Group’s operations and properties will generate greenhouse gas emissions, particularly in Australia and the United States.

The complex and pervasive nature of climate change means that climate change risks are interconnected with and may amplify the Merged Group’s other principal risks. Political and legal risks in relation to climate change include the possibility of executive and legislative change (such as the introduction of carbon pricing, modifications to the tax structure, tightening of restrictions on emissions, among others), delays, conditions or suspensions placed on regulatory approvals and litigation. Political and legal risks may result in reduction or modification of certain operations, loss of lawsuits seeking to impose liability, or impairment of the Merged Group’s ability to continue to operate in an economic manner. These may lead to increased costs or decreased opportunities in operations, delay in projects, and may adversely change the demand for oil and gas products in the Merged Group’s portfolio thereby reducing revenues, adversely impacting earnings and the value of its reserves, and accelerating decommissioning obligations. “Green incentives” could help accelerate and de-risk investments in new energy technologies by competitors. Litigation could disrupt or delay regulatory approvals or impose financial costs.

Technology risks include the cost of transition to lower emitting or less carbon-intensive technology in order to meet emission reduction targets and the risk of failure in novel technologies. These could increase the cost of achieving emission reduction targets and increase costs or reduce revenue from new products and services. The timing of technology development and deployment is uncertain which also results in a risk of increased cost or decreased revenue if the Merged Group’s investments in new energy technologies are not timed to meet customer demand.

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Market risks include changes to the price level and volatility of products that the Merged Group sells, thereby reducing revenues and adversely impacting earnings and the value of its reserves. Market risks also include changes to the price and availability of goods and services that the Merged Group purchases. These risks could arise due to climate regulation imposed upon customers and suppliers, product substitution as new forms of energy emerge, or other forms of change in final customer demand such as reductions in petroleum product demand due to faster than expected adoption of electric vehicles and other changes in consumer preferences.

Reputation risks include the risk of increased stakeholder concern and of stigmatisation of the broader carbon-intensive energy sector, or if emissions reduction and energy transition targets are not achieved and/or do not meet community expectations. This could affect the Merged Group’s ability to attract and retain talent and capital, and may include shareholder activism. The Australian legal regime, where the majority of the Merged Group’s assets and where its headquarters will be located, is generally conducive to shareholder activism. Shareholders have statutory rights to call shareholders’ meetings, to requisition resolutions and remove directors. The increased public and private focus on climate change and greenhouse gas emissions may cause some investors to take steps to involve themselves in the governance and strategic direction of the Merged Group. Any investor activism could increase costs, divert management’s attention and resources, impact execution of business strategy and initiatives, create adverse volatility in the market price of the Merged Group securities or make it difficult to attract and retain qualified personnel and business partners.

Financial risks include the risk that investors invested in fossil fuel energy companies become increasingly concerned about the potential effects of climate change and may elect in the future to shift some or all of their investments into other sectors. Institutional lenders which provide financing to fossil fuel energy companies have also become more attentive to sustainable lending practices that favour renewable power sources such as wind and solar photovoltaic, making those sources more attractive, and some of them may elect not to provide funding for fossil fuel energy companies, or may make funding available on less competitive terms. Additionally, there is the possibility that financial institutions will be required to adopt policies that limit funding for fossil fuel energy companies. Limitation of investments in and financing for fossil fuel energy companies could result in the restriction, delay or cancellation of new or expanded development or production activities as well as a reduction in the Merged Group’s share price.

Physical risks include the potential exacerbation (frequency or severity) of existing weather conditions (for example cyclones or hurricanes), hot working conditions, rising sea levels and erosion, which matters could have a material adverse effect on the Merged Group’s assets and operations as well as the business of third party vendors who supply necessary products and services in support of those operations.

Woodside’s objective to succeed in the energy transition may meet unforeseen challenges, including the pace of technological innovation, supply and safety of new sources of energy, regulatory and legal obstacles, financing limitations, engineering and technical know-how, and unexpected competition.

Woodside believes that the Merger will create a larger, more resilient company, better able to navigate the energy transition than either Woodside or BHP Petroleum would achieve without the Merger, and that the Merger should provide Woodside with the scale and technical depth to be among the oil and gas companies that succeed in the energy transition. However, there is uncertainty around the pace of required technological innovation and the reliability of technologies that will be needed to transition to a lower-carbon environment. In addition, new sources of energy, such as hydrogen or ammonia, may be more difficult to commercialise than expected or may not be able to be commercialised safely or as efficiently as expected at scale. Woodside may also face unforeseen obstacles in the commercialisation of a future carbon capture business and in the implementation of other lower-carbon services and emission reduction efforts.

There may also be regulatory, permitting or legal constraints that adversely affect the ability to capture, acquire, develop or supply new energy sources or reduce carbon emissions at the speed and scope currently anticipated, including constraints that are not yet known. The complex and pervasive nature of climate change means transition risks are interconnected with, and may amplify, other risks. Whilst it is currently expected that sources of funding will be receptive to new energy development, there can be no assurance that this will be the case and the ability to obtain finance or the cost of funding may adversely impact development of projects necessary to succeed in the energy transition.

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Technical and engineering skills needed for development of new energy initiatives may be different to those anticipated and unexpected disruptive technologies may adversely impact efforts by Woodside to implement its energy transition goals or projects commissioned as part of its energy transition. Woodside also cannot predict the rate at which other sophisticated parties may enter the same markets for new energy products and lower-carbon services in which the Merged Group is expected to participate.

Increased attention to ESG matters and conservation measures may adversely impact the Merged Group’s business.

Increasing attention to climate change, societal expectations on companies to address climate change, as well as attention to matters relating to economic inequality, cultural heritage, energy and environmental justice, human capital management, diversity and corporate culture, has and is increasing investor and societal expectations regarding voluntary ESG practices and disclosures. These expectations and attention may in turn result in increased investor, media, employee and other stakeholder attention to the Merged Group’s operations, ESG-related efforts and initiatives, and practices and policies relating to board, management and employee considerations, which could increase costs, have a negative impact on the Merged Group’s reputation, brand and employee retention, and threaten the Merged Group’s social licence to operate with customers and suppliers. In addition, consumer demand for alternative forms of energy may result in increased costs, shifts in consumer demand away from oil and natural gas products, reduced profits, increased investigations and litigation, and negative impacts on the ability of the Merged Group to access capital markets.

Moreover, while the Merged Group may create and publish voluntary disclosures regarding ESG matters from time to time, including disclosures regarding climate change risks, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated with them. Those expectations and assumptions are necessarily uncertain, may be dependent on estimates that are highly likely to change over time, and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. In addition, some of the Merged Group’s voluntary disclosures will rely in part on third party data, and the Merged Group is not expected to independently verify third party data. Further, it may take time to harmonise the Merged Group’s disclosure and reporting regarding climate-related risks in the event that the climate reporting materially differed between Woodside and BHP Petroleum prior to the Merger.

In addition, organisations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Those ratings are used by some investors to inform their investment and voting decisions, and these ratings also may be used by other capital providers in assessing the Merged Group’s creditworthiness. Unfavourable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward the Merged Group and the oil and gas industry and to the diversion of investment to other industries, which could have a negative impact on the Merged Group’s access to and costs of capital. Also, institutional lenders and certain capital providers may decide not to provide funding for fossil fuel energy companies based on climate change related concerns, which could affect the Merged Group’s access to capital for potential growth projects.

Estimates of proved reserves and future net cash flows are not precise. The actual quantities and net cash flows of the Merged Group’s proved reserves may prove to be lower than estimated.

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Numerous uncertainties exist in estimating quantities of proved reserves and future net cash flows therefrom. The estimates of proved reserves and related future net cash flows set forth in this Merger Explanatory Memorandum are based on various assumptions, which may ultimately prove to be inaccurate.

Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and estimates of future net cash flows depend upon a number of variable factors and assumptions, including the following:

•	Historical production from the area compared with production from other producing areas

•	The quality and quantity of available data

•	The interpretation of that data

•	The assumed effects of regulations by governmental agencies

•	Assumptions concerning future commodity prices, and

•	Assumptions concerning future development costs, operating costs, severance, ad valorem and excise taxes, gathering, processing, transportation and fractionation costs and workover and remedial costs.

Because all proved reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:

•	The quantities of oil and gas that are ultimately recovered

•	The production costs incurred to recover the reserves

•	The amount and timing of future development expenditures, and

•	Future commodity prices.

Furthermore, different reserve engineers may make different estimates of proved reserves and cash flows based on the same available data. The Merged Group’s actual production, revenues and expenditures with respect to proved reserves will likely differ from the estimates, and the differences may be material.

The Merged Group may face competition in the exploration, production and marketing of its products.

The exploration, production and marketing of hydrocarbon products is competitive, especially with regard to exploration for, and exploitation and development of, new sources of oil and natural gas. As many of the world’s large oil fields approach natural depletion, incremental production is becoming increasingly difficult and therefore expensive. At the same time, new discoveries of conventional hydrocarbons are reducing in number and in size, while also tending to be more difficult to develop because of their location (e.g., remote or deepwater) or complexity. Production disruptions resulting from natural events, for example hurricanes or cyclones (which are prevalent in certain of the areas in which the Merged Group will operate, like Australia and the Gulf of Mexico) or significant health events which may disrupt the labour force (e.g., the ongoing COVID-19 pandemic), or due to social or geopolitical factors including terrorism or civil unrest, add to concerns about the security of oil and natural gas supplies.

The Merged Group will frequently compete for hydrocarbon resource acquisitions, exploration leases, licences, concessions and marketing agreements with major oil companies, government-backed national oil companies, independent oil and gas companies, individual producers, gas marketers and major pipeline companies, some of which may have larger financial and other resources than the Merged Group. These companies may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects, including operatorships and licences, than the Merged Group’s financial or human resources permit. In addition, the Merged Group’s competitors may include entities with greater technical, physical and financial resources that allow them to enjoy technological advantages, which may in the future allow them to implement new technologies before the Merged Group can. The Merged Group may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial costs.

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If the Merged Group does not compete successfully for new LNG supply contracts, its business, financial condition and results of operations may be adversely impacted.

Potential changes to the Merged Group’s portfolio of assets through acquisitions and divestments may negatively affect its future results and financial condition.

Following Implementation, the Merged Group intends to continue to follow Woodside’s regular review of the composition of its asset portfolio and from time to time may add assets to its portfolio, including assets in emerging economies, or divest assets from its portfolio. There are a number of risks associated with any acquisitions or divestments, including adverse market reaction to those transactions or the timing or terms on which those transactions are made, the imposition of adverse regulatory conditions and obligations, commercial objectives not being achieved as expected, unforeseen liabilities arising from any changes to the Merged Group’s asset portfolio, sales revenues, operational performance and anticipated cost savings, synergies and other benefits that Woodside expects to achieve from the Merger not meeting the Merged Group’s expectations, inability to retain key staff and transaction-related costs being more than anticipated.

As an Australian company, any acquisitions or dispositions by the Merged Group that may substantially lessen competition are subject to review by the ACCC. Adverse review, actions or decisions by the ACCC may prevent or limit the Merged Group’s ability to pursue certain acquisitions. The Merged Group may also be subject to additional costs related to compliance with various foreign laws in connection with any acquisitions or divestments in jurisdictions outside Australia. These factors could adversely affect the Merged Group’s business, financial condition and results of operations.

The results of operations and financial conditions of the Merged Group will be subject to fluctuations in exchange rates.

Woodside’s and BHP Petroleum’s functional and presentation currency is U.S. dollars. While substantially all of Woodside’s major sales contracts are, and have historically been, denominated in U.S. dollars, Woodside’s operating costs and exploration and development expenses are incurred in a mix of currencies, predominantly Australian dollars and U.S. dollars. Those expenses include major construction, drilling and service contracts and shipping agreements. Some expenses, comprised primarily of the salaries of Australian employees, rent and payments to other local contractors are normally paid in Australian dollars. It is intended that the Merged Group will operate on the same basis.

Accordingly, after Implementation, movements in the exchange rates of any of these currencies relative to the U.S. dollar could adversely affect the Merged Group’s results of operations and financial condition. Depreciation of the U.S. dollar, particularly against the Australian dollar, for prolonged periods, or exchange rate volatility, has in the past negatively affected Woodside’s, and could in the future negatively affect the Merged Group’s, profitability and financial position, and has increased, and could in the future increase, its effective costs.

Fluctuations in foreign currencies may also make period-on-period comparisons of the Merged Group’s financial performance difficult. There can be no assurance that the Merged Group will successfully manage its exposure to exchange rate fluctuations or that exchange rate fluctuations will not have a material adverse effect on its future financial position and financial performance.

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The Merged Group will be reliant on information technology systems and these may be subject to intentional or unintentional disruption, which could adversely impact the Merged Group’s business and operations.

In general, the oil and natural gas industry has become increasingly dependent upon digital technologies to conduct day-to-day operations, including certain exploration, development and production activities. Both Woodside’s and BHP Petroleum’s operations rely on a number of information technology systems, applications and business processes utilised in the delivery of business functions.

This will expose the Merged Group to risks originating from adopting or implementing new technologies, or failing to take appropriate action to position the Merged Group for the digital future, which may impact the capabilities it requires, the effectiveness and efficiency of its operations and its ability to compete effectively. These risks, if realised, could lead to operational events, commercial disruption (such as an inability to process or ship products), corruption or loss of system data, a loss of funds, unintended disclosure of commercial or personal information, enforcement action or litigation. An inability to implement new technology may also adversely affect the Merged Group’s licence to operate, reputation, results of operations or financial performance.

The Merged Group will use digital technology to estimate quantities of oil, LNG and natural gas reserves, process and record financial data, manage customers and to communicate with employees and third parties. The Merged Group’s production facilities and operations will be dependent on the reliability and integrity of information technology systems. A breach or failure of information technology systems due to intentional actions, including attacks on cybersecurity, negligence or other reasons, or due to program or system malfunctions, could result in the loss or misuse of data or sensitive information, injury to people, harm to the environment or the Merged Group’s assets, legal or regulatory breaches, legal liability, disruption to its operations, interruptions to its services and processes, erroneous processing of third party instructions and/or damage to its producing assets. Any intentional or unintentional disruption of the Merged Group’s network security, information technology systems and any lack of availability of backup facilities may adversely impact its reputation, business and operations. The nature and timing of any disruptions will be unpredictable and largely outside the Merged Group’s control.

Additionally, the Merged Group’s information and operating technology systems and networks may be subject to, or be the target of, cyber-attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in the unauthorised release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, or may otherwise disrupt the Merged Group’s, or its customers’ or other third parties’ business operations or adversely impact safety.

The Merged Group operations will be subject to the risk of litigation or arbitration.

From time to time, the Merged Group may be subject to complaints, litigation or arbitration arising out of its operations. Damages claimed under those proceedings may be material, and the outcome of any litigation or arbitration could materially and adversely affect the Merged Group’s reputation, business, results of operations or financial condition. Increasing attention on climate change issues may also lead to an increase in litigation on grounds of contribution to, or failure to mitigate the effects of, climate change. Additionally, there is an increase in the number of class action claims in respect of damages allegedly caused by contraventions of regulatory obligations, in particular claims which are climate, environment or cultural heritage related.

There is existing litigation in relation to the approvals granted to Woodside. For example, in December 2020 the Conservation Council of Western Australia filed applications seeking judicial review of certain decisions in respect of approvals that were granted in relation to the North West Shelf, Pluto and Pluto Train 2 projects (the Supreme Court of Western Australia dismissed the proceedings in March 2022); and in November 2021 Woodside was served with a further proceeding commenced by the Conservation Council of Western Australia seeking judicial review of a decision by the CEO of the Western Australian Department of Water and Environmental Regulation to grant Woodside a works approval for the Pluto Train 2 project granted in May 2021. It is expected there will be further challenges relating to other regulatory approvals commenced by project opponents.

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The Merged Group may also be subject to challenges from litigants arguing breaches of duties of care (including in the nature of novel duties of care not to cause harm to Australian children, as seen in the Sharma litigation mentioned above under the heading “Woodside’s and BHP Petroleum’s operations are subject to extensive governmental oversight and regulation, particularly with regard to the environment and occupational health and safety, that may change in ways that adversely affect the Merged Group’s business, results of operations and financial condition”). Climate-related litigation risks are also increasing as a number of entities have sought to bring actions against various oil and natural gas companies alleging, among other things, that those companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies had been aware of the adverse effects of climate change but failed to adequately disclose those impacts. There is also a litigation risk as to whether a court would determine that the Merged Group’s disclosure of climate change risk was inadequate.

While the Merged Group will assess the merits of each lawsuit and defend itself accordingly, it may be required to incur significant expenses in defending itself against any litigation or arbitration and there can be no assurance that a court or tribunal will find in its favour. If the Merged Group is unsuccessful in any litigation or arbitration, it may be subject to declaratory or injunctive relief (rather than compensatory damages) that is intended to force behavioural change, including but not limited to:

•	Requirements to seek approvals (with the risk of not being able to obtain that approval or obtaining the approval on less favourable terms);

•	Revocation of, or modification to, approvals that have already been granted

•	The imposition of conditions relating to approvals

•	Injunctions which prevent the commencement of activities or stop existing activities from proceeding

•	Compliance with emissions targets, and

•	Disclosure of documents, including board papers, relating to the Merged Group’s assessment of climate risk.

Those proceedings, even if successfully defended, could have an adverse effect on the Merged Group’s business, competitive position, prospects and reputation, and may divert the attention of its management team. In addition, proceedings in which the Merged Group is not directly subject may still impact its business and operations.

An inability to attract, retain and motivate skilled workers could adversely affect the Merged Group’s business, operations and financial performance.

The Merged Group’s operations, development and restoration projects and exploration activities will require various types of skilled and semi-skilled workers, drawn from a range of professions, disciplines, trades and vocations. Competition for skilled personnel in the oil and gas industry is high. Constraints on the Merged Group’s ability to attract, retain and motivate workers with appropriate skills and capabilities, including as a result of illness, quarantine, travel restrictions, other impacts of the COVID-19 pandemic or due to changes in the perception of oil and gas companies, could cause a shortage of workers or put increased pressure on wages, which could increase the Merged Group’s capital and operating costs and otherwise adversely impact the Merged Group. Additionally, a considerable period of training and time may be required before new employees and contractors are equipped with the requisite skills to work safely and effectively. Any inability of the Merged Group, or of its key contractors, to obtain, motivate and retain workers could cause a labour capacity shortfall within the Merged Group’s business, threaten the Merged Group’s ability to deliver on its objectives and have an adverse effect on the Merged Group’s business and financial condition.

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Similarly, interference with the availability of labour due to industrial action could also impact negatively on the Merged Group’s business performance. Any unionised part of the Merged Group’s workforce could expose the Merged Group to industrial action (including strikes and work bans), the occurrence of which could disrupt the Merged Group’s operations and adversely affect its financial condition and operating results.

Failure to meet stakeholder expectations could adversely affect the Merged Group and its future activities.

Stakeholders, such as investors, governments, traditional owners, employees, customers, community groups and suppliers, continue to have higher and evolving expectations of Woodside and oil and gas companies in general. Stakeholder groups are acting with greater levels of organisation, funding and sophistication, which has led to increased stakeholder activism with global reach, including increased stakeholder pressure on Woodside to provide transparency and apply ethical decision making. Stakeholders’ attitudes and expectations of companies have shifted with respect to social responsibility, climate change, cultural heritage and the environment, which has influenced the regulatory landscape and increased scrutiny of oil and gas companies, including Woodside, and will also increase scrutiny of the Merged Group in the future. Some of the Merged Group’s projects and activities will intersect with the interests of traditional owners and indigenous groups, resulting in the Merged Group’s relationships with these groups taking on particular significance.

A significant or continuous departure from these stakeholder expectations or the Merged Group’s values, code of conduct or internal standards could adversely affect the Merged Group’s reputation, relationships, brand, licence to operate and existing or future regulatory approvals.

The Merged Group could be materially and adversely affected if new legislation or regulations are adopted to address global climate change, or if the Merged Group is subject to lawsuits for alleged damage to persons or property resulting from greenhouse gas emissions.

The issue of global climate change continues to attract considerable regulatory, public, political and scientific attention. A recent report of the Intergovernmental Panel on Climate Change (IPCC, Working Group 1 contribution to the Sixth Assessment Report) states that “it is unequivocal that human influence has warmed the atmosphere, ocean and land.” Over the last several years, Australian lawmakers, the United States Congress and other governments have considered and debated several proposals intended to address climate change using different approaches, including but not limited to introducing or increasing direct limits on carbon emissions, emissions trading including in the form of baseline-and-credit or cap-and-trade schemes, a tax on carbon or greenhouse gas emissions, incentives for the development of lower-carbon technology, and renewable portfolio standards.

In the United States, President Biden has highlighted addressing climate change as a priority of his administration, although no comprehensive climate change legislation has been implemented at the federal level to date. Additionally, many U.S. federal and state court cases have been filed in recent years asserting damages claims related to greenhouse gas emissions, and the results in those proceedings could establish adverse precedent that might apply to companies (including the Merged Group) that produce greenhouse gas emissions. Jurisdictions including the European Union have considered proposals to introduce “Border Adjustment Mechanisms” to apply carbon regulation to certain imported goods and services. The Merged Group could be materially and adversely affected if new legislation or regulations are adopted to address global climate change or if the Merged Group is subject to lawsuits for alleged damage to persons or property resulting from greenhouse emissions.

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The availability and cost of emission allowances or carbon offsets could adversely impact the Merged Group’s costs of operations and its ability to meet its environmental goals.

The Merged Group will be required to manage its emissions within regulatory limits in the ordinary course of operating its oil and gas wells and LNG facilities. Different regulatory regimes have different methods for setting these limits, such as the setting of baselines, the granting of allowances and the availability of use of different standards of carbon offsets. For example, in Australia, the Merged Group will be required to surrender carbon offsets for greenhouse gas emissions resulting from its domestic operations that exceed asset-specific regulatory baselines. If the Merged Group’s operational needs exceed its allowed limits, it may have to curtail its operations, install costly new emission controls, or purchase allowances on the open market, which could be costly and may be limited by community or regulatory expectations. As the Merged Group will use the emission allowances or carbon offsets that it has purchased on the open market, costs associated with those purchases will be recognised as an operating expense. If those allowances are available for purchase, but only at significantly higher prices, the purchase of those allowances could materially increase the Merged Group’s costs of operations in the affected markets. There is also a risk that baselines could reduce or be removed by governments in the countries in which the Merged Group operates.

There are numerous uncertainties inherent in estimating the quality and quantity of offsets generated by each of these projects, including many factors which will be beyond the Merged Group’s control such as rainfall, bushfire and regrowth rates for native reforestation projects. Actual results may vary considerably from estimates, and the variances could be material. Accepted methods for estimating, calculating and certifying carbon offsets may in the future be varied resulting in a reduction in the number of carbon offsets generated or able to be used all of which may materially increase the Merged Group’s costs associated with meeting regulatory or emission reduction targets.

In addition, a significant portion of the Merged Group’s environmental sustainability plan beyond regulatory compliance will depend on its purchasing carbon offsets. If the prices of carbon offsets are higher than the Merged Group anticipates, the purchase of those offsets could materially increase its cost of operations and could materially limit its ability to meet its sustainability targets. In the future the use of carbon offsets to meet regulatory requirements or voluntary environmental sustainability plans may be limited by community or regulatory expectations which could require the Merged Group to curtail production or install costly new emission controls with adverse effects on the Merged Group’s operating results. Alternatively, the change in community expectation on the use of carbon offsets could lead to failure to achieve emissions reductions targets with resulting damage to the Merged Group’s reputation.

The financial and operating forecasts are based on various assumptions that may not be realised.

The financial and operating estimates set forth in the forecasts included in this Merger Explanatory Memorandum have been prepared by Woodside’s management and were based on assumptions of, and information available to, Woodside’s management when prepared. These estimates and assumptions are subject to uncertainties, many of which are beyond Woodside’s and BHP Petroleum’s control and may not be realised. Many factors mentioned in this Merger Explanatory Memorandum, including the risks outlined in this Section 8, will be important in determining the Merged Group’s future results. As a result of these contingencies, actual future results may vary materially from Woodside’s estimates. In view of these uncertainties, the inclusion of financial estimates in this Merger Explanatory Memorandum is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

Woodside’s financial and operating estimates were prepared with the primary purpose of describing certain factors considered as part of Woodside’s approval of the Merger and those financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Woodside nor BHP Petroleum undertakes any obligation, other than as required by applicable law, to update the financial estimates in this Merger Explanatory Memorandum to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

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Neither Woodside’s nor BHP Petroleum’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to Woodside’s prospective financial or operating information contained in this Merger Explanatory Memorandum, nor have they expressed any opinion or any other form of assurance on such information or achievability of it, and, accordingly, those independent accountants assume no responsibility for, and disclaim any association with, Woodside’s prospective financial and operating information. The report of Woodside’s independent accountant included in this Merger Explanatory Memorandum relates exclusively to the historical and pro forma financial information of the entities named in that report and does not cover any other information in this Merger Explanatory Memorandum and should not be read to do so. See Section 7 for further information in relation to financial and operating estimates.

The Merged Group’s financial results could be adversely affected by impairments of goodwill or other intangible assets, the application of future accounting policies or interpretations of existing accounting policies including by regulatory direction, and changes in estimates of decommissioning costs.

Woodside may record a significant amount of goodwill attributable to the Purchase Price for BHP Petroleum. On a pro forma basis at 31 December 2021, the amount of that goodwill is $7.126 billion. This amount will differ from the actual amount recorded in connection with Implementation because of changes in, among other things, the market price of Woodside Shares and the estimates of fair value of BHP Petroleum’s assets. Woodside periodically tests goodwill and other intangible assets for impairment and also if factors or indicators become apparent that would require an interim test.

Application of, or changes in, accounting policies and/or revisions in the fair value of one of the Merged Group’s business segments could result in impairments of goodwill and non-cash charges. Any charge resulting from the application of accounting rules about impairment of goodwill and intangible assets could have a significant negative effect on the Merged Group’s reported net income and its ability to pay dividends in one or more accounting periods if the level of impairment were to exceed profits available for distribution. In addition, the Merged Group’s financial results could be negatively affected by the application of existing and future accounting policies or interpretations of existing accounting policies.

ASIC conducts regular reviews on a risk-basis of the financial reports of selected listed Australian companies. As part of its financial reporting surveillance program, ASIC raised concerns about certain infrastructure assets off Australian shores that were not included for full removal in the restoration provision in Woodside’s financial report for the year ended 31 December 2020, and the adequacy of related disclosures. In response, in its financial statements as at and for the year ended 31 December 2021, Woodside provided additional disclosure on the inclusions and exclusions from that provision. Woodside is continuing to engage with ASIC and other relevant regulators on the appropriateness of Woodside’s decommissioning provision and disclosure. Woodside also continues to monitor applicable regulatory developments, and there is a risk that Woodside will need to make further provision in its financial statements (including in respect of the assets of BHP Petroleum once they are brought to account as part of the Merged Group) for removal in the future or give additional disclosures or both.

Due to Woodside’s expansion as a result of the Merger, including the expansion into additional jurisdictions in which the tax laws may not be favourable, Woodside’s effective tax rate may increase and tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities, Woodside may be subject to tax inefficiencies as a result of its integration with BHP Petroleum, and Woodside may be subject to future changes in tax laws, in each case, the impacts of which could adversely affect Woodside’s after-tax profitability and financial results.

After the Merger, Woodside will conduct operations, directly and through its subsidiaries, in Australia, the United States and multiple other foreign jurisdictions, and Woodside and its subsidiaries will therefore be subject to income taxes in those jurisdictions. In the future, Woodside may also become subject to income taxes in other jurisdictions. Woodside may be adversely affected by changes in the relevant tax laws and tax rates (including, for example, changes in the U.S. tax laws currently being considered by the United States Congress, if enacted), treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect in any of those jurisdictions. In addition, Woodside’s effective income tax rate and results of operations could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in Woodside’s operating results before taxes, and the outcome of income tax audits in Australia and the United States or other foreign jurisdictions. In addition, Woodside may be subject to tax inefficiencies and other potentially adverse tax consequences as a result of the acquisition of BHP Petroleum, and Woodside may not be able to efficiently integrate and combine the Woodside and BHP Petroleum entity structures.

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Due to the complexity of multinational tax obligations and filings, Woodside and its subsidiaries may have a heightened risk related to audits or examinations by federal, state, provincial, and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations could have a material adverse effect on Woodside’s business, results of operations, or financial condition.

The tax laws of jurisdictions in which Woodside may operate in the future have detailed transfer pricing rules that require that all transactions with related parties satisfy arm’s length pricing principles. Although Woodside believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, it will need to coordinate and integrate these policies with the historic policies of the entities acquired in the Merger, and the taxation authorities in the jurisdictions where Woodside carries on business could challenge its transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge Woodside’s transfer pricing policies, Woodside could be subject to additional income tax expenses, including interest and penalties. Any increase in Woodside’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations, or financial condition.

Woodside will regularly assess all of these matters to determine the adequacy of its tax liabilities and reserves, and if any of Woodside’s assessments are ultimately determined to be incorrect, Woodside’s business, results of operations, or financial condition could be materially and adversely affected.

The Merger could result in Woodside being treated as a U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organised in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, Woodside, which is incorporated and tax resident in Australia, would generally be classified as a non-U.S. corporation for U.S. federal income tax purposes. Section 7874 of the Internal Revenue Code (the “Code”) and the U.S. Department of the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If Woodside were to be treated as a U.S. corporation for U.S. federal income tax purposes, this could result in a number of negative tax consequences for Woodside and holders of Woodside Shares or Woodside ADSs. For example, Woodside would be subject to U.S. federal income tax on its worldwide income and, as a result, could be subject to substantial liabilities for additional U.S. income taxes.

Based on the terms of the Merger and certain factual assumptions (including that BHP Petroleum (i) is properly classified as a foreign corporation for U.S. federal income tax purposes at the time of the Merger and (ii) has not acquired assets of a U.S. corporation or partnership in acquisitions related to the transactions contemplated in the Share Sale Agreement), Woodside does not believe that it will be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Merger. However, there can be no assurance that your or Woodside’s tax advisers, the Internal Revenue Service (“IRS”), or a court will agree with the position that Woodside is not treated as a U.S. corporation pursuant to Section 7874 of the Code. The rules for determining whether a non-U.S. corporation is treated as a U.S. corporation for U.S. federal income tax purposes are complex, unclear, and the subject of ongoing regulatory change. The position that Woodside is not treated as a U.S. corporation pursuant to Section 7874 of the Code is not free from doubt. Further, the application of those rules must be finally determined after Implementation, by which time there could be adverse changes to the relevant facts, law, and other circumstances. For example, President Biden’s Made in America tax plan, if enacted, would increase the risk that Woodside would be treated as a U.S. corporation by expanding the scope of those rules to capture more transactions. Holders of Woodside Shares should consult with, and rely solely upon, their own tax advisers regarding the application of the rules discussed above and any resultant tax consequences.

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8.4 Risks relating to the ownership of Woodside Shares

The market price of Woodside Shares may be volatile.

Global stock markets in general, and Woodside Shares in particular, are subject to significant price and volume volatility. Woodside Shares historically have been, and New Woodside Shares following Implementation are expected to be, subject to significant fluctuations due to many factors, including but not limited to:

•	The pending Merger (in the case of pre-Implementation volatility of Woodside Shares)

•	Fluctuations in operating results, announcements regarding new projects, oil and natural gas exploration activities or technological advances by the Merged Group or its competitors

•	Changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries, and

•	Any additional equity offering or future sales of Woodside Shares by Woodside, or the possibility of offerings or future sales.

These factors may make it more difficult for Woodside Shareholders to sell their Woodside Shares at a time and price which they deem appropriate and could also impede Woodside’s ability to raise capital through the issue of equity securities.

The price of Woodside Shares may be subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’ valuation measures, changes in global financial markets and global economies and general market trends unrelated to the performance of the Merged Group. The market price of Woodside Shares could be adversely affected by these factors and fluctuations.

Financial markets have experienced significant price and volume fluctuations in the last several years that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of those companies. Accordingly, the market price of the Woodside Shares may decline even if the Merged Group’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Also, certain institutional investors may base their investment decisions on consideration of the Merged Group’s environmental, governance and social practices and performance against those institutions’ respective investment guidelines and criteria, and failure to meet those criteria may result in a limited or no investment in the Woodside Shares by those institutions, which could adversely affect the trading price of the Woodside Shares. There is no assurance that continuing fluctuations in the price and volume of publicly traded equity securities will not occur. If the increased levels of volatility and market turmoil continue, the Merged Group’s operations could be adversely impacted and the trading price of the Woodside Shares may be adversely affected.

In addition, Woodside has applied for the Woodside ADSs to be listed on the NYSE and for the Woodside Shares to be admitted to the standard listing segment of the Official List and to trading on the LSE’s Main Market for listed securities. Liquidity on those securities exchanges may be significantly lower than on ASX with the result that the market price on one or both of those exchanges may be more volatile and/or less responsive to newsworthy developments in relation to Woodside and the value of its assets. Woodside Shares will be quoted in Australian dollars on ASX and Pounds Sterling on the LSE, and Woodside ADSs will be quoted in U.S. dollars on the NYSE. Woodside can give no assurance that an active trading market for the Woodside Shares will develop in the United Kingdom or, if developed, can be sustained. If an active trading market is not developed or maintained, the liquidity and trading price of the Woodside Shares could be adversely affected.

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Dividends in respect of the Woodside Shares, if any, will be declared in U.S. dollars. Fluctuations in exchange rates will affect, among other matters, the local currency value of the Woodside Shares and of any dividends. Holders, particularly non-Australian holders, may not derive a benefit from franking credits attached to a dividend, if any. These too may cause there to be temporary or more permanent differences in the value of Woodside Shares on different securities exchanges.

Multiple listing of the Woodside Shares (including in the form of Woodside ADSs) will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the stock exchanges upon which the Woodside Shares will be listed. These and other factors may hinder the ability to trade and transact the Woodside Shares (or corresponding Depositary Interests and/or Woodside ADSs) through one or more exchanges.

The future price of the Woodside Shares on ASX or LSE or the Woodside ADSs on the NYSE is uncertain and past performance is not indicative of future performance. Future share prices may be either above or below current or historical share prices. The trading in and liquidity of the Woodside Shares will be split among these three exchanges. The price of the Woodside Shares and Woodside ADSs may fluctuate and may at any time be different on the ASX, the LSE and the NYSE. This could adversely affect the trading of the Woodside Shares or Woodside ADSs, as applicable, on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Woodside Shares or Woodside ADSs, as applicable, on these exchanges.

The implied value of the Share Consideration will vary over time depending on the prevailing Woodside Share price.

The value of the Share Consideration will fluctuate with the market price of Woodside Shares. If the Merger is implemented, BHP Shareholders will be entitled to, in aggregate, the Share Consideration of 914,768,948 New Woodside Shares (assuming that no additional Woodside Shares are issued in connection with a Permitted Equity Raise and no further declaration of Woodside Dividends will occur prior to Implementation) representing approximately 48% of the outstanding Woodside Shares on issue following the Merger (based on the number of Woodside Shares outstanding on the Last Practicable Date).

Eligible BHP Shareholders will be entitled to a specific number of New Woodside Shares in respect of each BHP Share that the BHP Shareholder holds at the Distribution Record Date. Based on the number of New Woodside Shares to be issued and the number of BHP Shares outstanding on the Last Practicable Date, each BHP Shareholder is expected to be entitled to approximately 0.1807 New Woodside Shares in respect of each BHP Share.

Because the exchange ratio is fixed and the market price of Woodside Shares has fluctuated, and will likely continue to fluctuate, the implied value of the Share Consideration will vary over time depending on the prevailing Woodside Share price. As a result, the implied value of the Share Consideration is likely to change, including between the date of this Merger Explanatory Memorandum, the date of the Meeting and the date on which the Share Consideration is distributed by BHP to Eligible BHP Shareholders (or transferred to the Sale Agent, in the case of all New Woodside Shares attributable to Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders).

Liquidity in the market for Woodside securities may be adversely affected by Woodside’s maintenance of multiple exchange listings.

Following the date of this Merger Explanatory Memorandum, Woodside has applied for the listing of the New Woodside ADSs on the NYSE, and for the Woodside Shares to be admitted to the standard listing segment of the official list of the LSE and to trading on the LSE’s Main Market for listed securities. Following Implementation, at which time New Woodside ADSs are expected to be listed and traded on the NYSE, Woodside intends to continue to list the Woodside Shares on ASX, with a secondary standard listing on the LSE. Woodside cannot accurately predict the effect of having its securities traded or listed on each of these markets. These secondary listings may, however, reduce the liquidity of Woodside’s securities in one or more markets.

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Substantial future sales of the Woodside Shares, the perception that such sales might occur, or additional offerings of Woodside Shares, could depress the market price of Woodside Shares.

Woodside cannot predict what effect, if any, future sales of Woodside Shares, or the availability of Woodside Shares for future sale, or the offer of additional Woodside Shares in the future, will have on the market price of Woodside Shares. Sales, or an additional offering of substantial numbers of Woodside Shares in the public market, or the perception or any announcement that such sales or an additional offering could occur, could adversely affect the market price of Woodside Shares and may make it more difficult for Woodside Shareholders to sell their Woodside Shares at a time and price which they deem appropriate and could also impede Woodside’s ability to raise capital through the issue of equity securities.

Eligible BHP Shareholders receiving New Woodside Shares at the Purchase Price may sell a significant number of the Woodside Shares they will be entitled to receive in the Merger, and those sales could be concentrated in the period shortly after Implementation. Further, there may be a perception by investors that Eligible BHP Shareholders will sell a significant number of Woodside Shares. These sales (and the perception of anticipated sales) could depress the market price of the Woodside Shares after Implementation. Sales of Woodside Shares by Woodside Shareholders that are not Eligible BHP Shareholders could also depress the market price of the Woodside Shares.

Additionally, it is possible that the sales by the Sale Agent on behalf of Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders may exert downwards pressure on the price of Woodside Shares in the period following the Implementation Date. See Sections 10.4 and 10.5 for further information in relation to the treatment of Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders.

There is no guarantee that dividends will be paid on the Woodside Shares.

Whether any distribution is declared or paid to Woodside Shareholders, and the amounts of any of those distributions, are uncertain and depend on a number of factors. The Woodside Board will have discretion to declare or pay a distribution on Woodside Shares, which may be based on a number of considerations, including Woodside’s dividend policy, its operating results and its capital management plans. In addition, if goodwill arising from the Merger were to be impaired to a level that exceeded available profits for distribution, there is a risk that dividends may not be payable in one or more financial periods.

The ability of foreign shareholders to bring actions or enforce judgments against Woodside or the Woodside Directors may be limited.

The ability of a shareholder outside of Australia to bring an action against Woodside may be limited under Australian law. Woodside is a limited company incorporated in Australia and the rights of Woodside Shareholders are governed by Australian law and the Woodside Constitution. These rights may differ from the rights of shareholders in other jurisdictions, including the United Kingdom or the United States. Consequently, it may not be possible to effect service of process upon the Woodside Directors within a foreign shareholder’s country of residence or to enforce judgments of courts of the foreign shareholder’s country of residence, based on civil or commercial liabilities under that country’s securities laws, against the Woodside Directors, the majority of whom are residents of Australia. In addition, courts in Australia or other courts may not impose civil liability on the Woodside Directors in any original action based solely on foreign securities laws brought against Woodside or the Woodside Directors in a court of competent jurisdiction in Australia or other countries.

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9 Australian Tax Section

9.1 Material Tax Implications

Set out below is a summary of the Australian income tax, GST and stamp duty implications of Implementation and holding New Woodside Shares for Woodside Shareholders who:

•	Are also Eligible BHP Shareholders

•

Are residents of Australia for Australian income tax purposes or non-residents of Australia for Australian income tax purposes who do not hold BHP Shares and Woodside Shares (including New Woodside Shares) through a permanent establishment in Australia, and

•	Hold their BHP Shares and Woodside Shares (including New Woodside Shares) on capital account.

The summary below is not directed at Woodside Shareholders who are not Eligible BHP Shareholders. In addition, the summary below does not apply to Woodside Shareholders who are also Eligible BHP Shareholders and who:

•

Hold their BHP Shares or their Woodside Shares (including New Woodside Shares) as revenue assets (which will generally be the case for applicable Woodside Shareholders who use their BHP Shares or their Woodside Shares in carrying on a business of share trading, banking or insurance) or as trading stock, or have acquired BHP Shares or Woodside Shares (including New Woodside Shares) for the purpose of on-sale at a profit

•	Acquired their BHP Shares under any employee share scheme or where New Woodside Shares will be acquired pursuant to any employee share scheme

•

May be subject to special tax rules, including insurance companies, partnerships, tax exempt organisations, trusts (except where expressly stated), superannuation funds (except where expressly stated) or temporary residents, or

•

Are subject to the “taxation of financial arrangements” provisions in Division 230 of the Income Tax Assessment Act 1997 (Cth). It is noted that Division 230 will generally not apply to the financial arrangements of individuals, unless an election has been made for those rules to apply.

This taxation summary is based on the Australian tax law and administrative practice as it applies at 6.00am (AWST) on the date of this Merger Explanatory Memorandum. The comments do not take into account or anticipate changes in Australian tax law, administrative practice or future judicial interpretations of Australian tax law after this time. Future amendments to taxation legislation, or its interpretation by the courts or the taxation authorities, may take effect retrospectively and/or affect the conclusions drawn.

This summary also does not take account of any individual circumstances of any Woodside Shareholder and does not constitute tax advice. It does not purport to be a complete analysis of the potential tax consequences of Implementation and the holding of New Woodside Shares and is intended as a general guide to the Australian tax implications. Woodside Shareholders who participate in the Merger should seek and rely upon specific advice applicable to their own circumstances from their own financial or tax advisors.

The summary in Section 9.2 applies only to New Woodside Shares. The summary in Sections 9.3 to 9.6 applies to New Woodside Shares and in most cases will also apply to existing Woodside Shares. Woodside Shareholders should seek and rely upon specific advice applicable to their own circumstances from their own financial or tax advisors in respect of the holding of Woodside Shares (including New Woodside Shares).

9.2	Implementation of the Merger and receipt of New Woodside Shares by Eligible BHP Shareholders

9.2.1	Overview of Transaction

BHP intends to distribute the New Woodside Shares to Eligible BHP Shareholders by way of an in-specie dividend (“Special Dividend”).

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The Merger is not expected to qualify for demerger tax rollover relief in relation to the Special Dividend. BHP intends to fully frank the Special Dividend. Although the quantum of the Special Dividend will not be known until the date of distribution it will be based on the market value of New Woodside Shares at that time.

The following comments in this section set out the expected Australian income tax, GST and stamp duty consequences of receiving the Special Dividend for Woodside Shareholders who are also Eligible BHP Shareholders as a result of Implementation. The Australian income tax, GST and stamp duty consequences for those Woodside Shareholders of holding New Woodside Shares, including the receipt of dividends on those shares and the disposal of those shares, are set out below.

9.2.2	Class ruling application

BHP has applied to the Commissioner of Taxation (“Commissioner”) for a class ruling confirming certain income tax implications of Implementation for Australian resident Eligible BHP Shareholders. The final class ruling will be published by the Commissioner shortly after Implementation.

The class ruling application is principally concerned with (i) confirming that demerger tax rollover relief will not be available to Eligible BHP Shareholders and (ii) confirming the Australian income tax consequences of the Special Dividend for Eligible BHP Shareholders.

The information below outlines the implications for Woodside Shareholders who are also Eligible BHP Shareholders in circumstances where demerger tax rollover relief does not apply and the Special Dividend is being distributed by way of a 100% dividend (subject to the Commissioner’s approval).

9.2.3	Special Dividend

Australian resident shareholders

You should include the amount of the Special Dividend in your assessable income in the income year in which you receive the Special Dividend.

BHP intends to fully frank the Special Dividend and, accordingly, the Special Dividend will have accompanying franking credits.

Generally, provided you are a “qualified person” in relation to the Special Dividend and the Australian Taxation Office (“ATO”) does not make a determination under the dividend streaming rules to deny the benefit of the franking credits attached to the Special Dividend, you should:

•	Also include the amount of the franking credits attached to the Special Dividend in your assessable income in the income year in which you receive the Special Dividend, and

•	Qualify for a tax offset equal to the amount of the franking credits attached to the Special Dividend, which can be applied against your income tax liability for the relevant income year.

You should be a “qualified person” in relation to the Special Dividend if the “holding period rule” and the “related payments rule” are satisfied. Generally:

•

To satisfy the “holding period rule”, you must have held your BHP Shares “at risk” for at least 45 days (not including the days of acquisition and disposal) within the period beginning on the day after the day on which you acquired them and ending 45 days after they become ex-distribution. This means that once you satisfy the “holding period rule” in relation to a distribution on your BHP Shares you do not need to satisfy it again in relation to those BHP Shares for subsequent distributions, unless you make a “related payment” (refer below), and

•

Under the “related payments rule”, if you are obliged to make a “related payment” (essentially a payment passing on the benefit of the Special Dividend) in respect of the Special Dividend, you must hold your BHP Shares “at risk” for at least 45 days (not including the days of acquisition and disposal) within each period beginning 45 days before, and ending 45 days after, they become ex-distribution.

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To be held “at risk”, you must retain 30% or more of the risks and benefits associated with holding your BHP Shares. Where you undertake risk management strategies in relation to your BHP Shares (e.g. by the use of limited recourse loans, entering into put or call options in relation to your BHP Shares or other derivatives), your ability to satisfy the “at risk” requirement and thus to be a “qualified person” may be affected.

If you are an individual, you are automatically treated as a “qualified person” for these purposes if the total amount of the tax offsets in respect of all franked amounts to which you are entitled in an income year does not exceed A$5,000. This is referred to as the “small shareholder rule”. However, you will not be a “qualified person” under the small shareholder rule if “related payments” have been made, or will be made, in respect of these amounts.

If you are an individual or complying superannuation fund you may be able to receive a cash tax refund from the ATO if the tax offset equal to the franking credits attached to the Special Dividend exceeds the tax payable on your total taxable income.

If you are a company the franking credits attached to the Special Dividend will generally give rise to a franking credit in your franking account. You will not be entitled to a tax refund of the excess franking credits. Rather, the surplus franking credits may be converted to a tax loss which can be carried forward to future years (subject to you satisfying certain loss carry forward rules).

Non-Australian resident shareholders

BHP intends to fully frank the Special Dividend. Accordingly, no part of the Special Dividend should be assessable to you in Australia nor subject to dividend withholding tax.

Cost base and date of acquisition of New Woodside Shares

The first element of the cost base and reduced cost base for each New Woodside Share you acquire on Implementation will be equal to the market value of the New Woodside Share at the time of the transfer of New Woodside Shares to you.

For CGT purposes (including the CGT discount) the date you acquire the New Woodside Shares should be the date of the distribution.

Further information will be provided by BHP to assist you in determining the amount of your Special Dividend and cost base for each New Woodside Share as soon as practical following Implementation.

Cost base of BHP Shares

On the basis that demerger tax roll-over relief does not apply, the Special Dividend will have no impact on the cost base and reduced cost base of your BHP Shares.

GST and stamp duty

No GST or Australian stamp duty should be payable by you in relation to the acquisition of New Woodside Shares as a result of Implementation.

9.3 Dividends on New Woodside Shares

This Section applies to dividends that may be payable by Woodside as distinct from the Special Dividend to be received from BHP under which New Woodside Shares will be received by Eligible BHP Shareholders if the Merger is implemented.

Australian resident shareholders

If you receive a dividend on New Woodside Shares then the amount of the dividend will be included in your assessable income in the income year in which you receive the dividend.

Generally, provided you are a “qualified person” (as summarised above) in relation to a dividend received on the New Woodside Shares and the ATO does not make a determination under the dividend streaming rules to deny the benefit of the franking credits attached to any dividend you receive, you should:

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•	Also include an amount equal to the franking credits attached to the dividend in your assessable income in the income year in which you receive the dividend, and

•	Qualify for a tax offset equal to the amount of the franking credits attached to the dividend which can be applied against your income tax liability for the relevant income year.

If you are an individual or complying superannuation fund you may be able to receive a cash tax refund from the ATO if the tax offset equal to the franking credits attached to the dividend exceeds the tax payable on your total taxable income.

If you are a company the franking credits attached to the dividend will generally give rise to a franking credit in your franking account. You will not be entitled to a tax refund of the excess franking credits. Rather, the surplus franking credits may be converted to a tax loss which can be carried forward to future years (subject to you satisfying certain loss carry forward rules).

Non-Australian resident shareholders

Dividends will not be subject to withholding tax to the extent the dividends are franked or relate to conduit foreign income.

To the extent an unfranked dividend is paid to you, withholding tax will be payable. The rate of withholding tax is 30%. However, you may be entitled to a reduction in the rate of withholding tax if you are resident in a country which has a double taxation agreement with Australia.

9.4 Disposal of New Woodside Shares

Australian resident shareholders

The disposal of a New Woodside Share will constitute a disposal for CGT purposes.

On disposal of a New Woodside Share, you will make a capital gain if the capital proceeds from the disposal exceed the cost base of the New Woodside Share. You will make a capital loss if the capital proceeds are less than the reduced cost base of the New Woodside Share.

The capital proceeds on disposal of a New Woodside Share will generally be the money you received, or that you are entitled to receive, in respect of the disposal plus the market value of any other property you received, or that you are entitled to receive, in respect of the disposal.

As set out in Section 9.2.3, the first element of the cost base and reduced cost base of each New Woodside Share you acquire on Implementation will be equal to the market value of the New Woodside Share at the time of the transfer of New Woodside Shares to you. Further information will be provided by BHP to assist you in determining the amount of your Special Dividend and cost base for each New Woodside Share as soon as practical following Implementation.

If you are an individual, trustee or complying superannuation entity that has held New Woodside Shares for 12 months or more at the time of disposal (not including the date of acquisition and disposal), you should be entitled to apply the applicable CGT discount factor to reduce the capital gain (after offsetting available capital losses). The CGT discount factor is 50% for individuals and trustees and 33 1⁄3% for complying superannuation entities.

As set out above, you will be taken to have acquired New Woodside Shares for the purposes of the CGT discount on the date of the distribution. Accordingly, to be eligible for the CGT discount, you must have held New Woodside Shares for at least 12 months after the date of the distribution (not including the date of acquisition and disposal).

If you make a capital loss, you can only use that loss to offset other capital gains (i.e. the capital loss cannot be offset against taxable income on revenue account). However, if the capital loss cannot be used in a particular income year, you can carry it forward to use in future income years, providing certain loss utilisation tests are satisfied.

Non-Australian resident shareholders

If you are a non-resident of Australia for Australian income tax purposes and do not use your New Woodside Shares in carrying on a business through an Australian permanent establishment, the whole of any capital gain or capital loss made upon the disposal of your New Woodside Shares will be disregarded unless the New Woodside Shares constitute “indirect Australian real property interests”. Your New Woodside Shares will constitute indirect Australian real property interests if:

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•	You hold a “non-portfolio interest” in Woodside. You will hold a “non-portfolio interest” in Woodside if you (together with your associates) hold 10% or more of the Woodside Shares:

–	At the time of disposal, or

–	Throughout a 12-month period during the 24 months preceding the disposal, and

•	Your New Woodside Shares pass the “principal asset test”.

If you are subject to tax on disposal of your New Woodside Shares, the CGT discount will generally not be available to reduce any capital gain that you make.

Non-Australian resident CGT withholding

Where a non-resident of Australia for Australian income tax purposes disposes of certain taxable Australian property, the purchaser is generally required to pay an amount to the ATO.

A purchaser of your New Woodside Shares will generally have an obligation to pay 12.5% of an amount equal to, broadly, the capital proceeds for the disposal of your New Woodside Shares (discussed in Section 9.4) (“CGT Withholding Tax”) to the ATO if your New Woodside Shares are “indirect Australian real property interests” (discussed above) and the purchaser:

•	Knows or reasonably believes that you are a non-resident of Australia; or

•	Does not reasonably believe that you are an Australian resident, and either:

–	You have an address outside Australia, or

–	The purchaser is authorised to pay the purchase price to a place outside Australia.

However, a purchaser may not be required to pay CGT Withholding Tax if you can make a declaration that:

•	As the registered holder of New Woodside Shares, you are an Australian tax resident, or

•	Your New Woodside Shares are not indirect Australian real property interests.

If a purchaser considers that an obligation to pay CGT Withholding Tax arises, the purchaser is generally permitted to withhold an amount equal to the CGT Withholding Tax from any amount payable to you on disposal. In that instance, you will only receive the net proceeds from the disposal but will be taken to receive the full proceeds. Any CGT Withholding Tax withheld is not a final tax. You will receive a credit for amounts withheld on filing an Australian tax return and you may receive a refund of tax if amounts have been withheld in excess of your actual Australian tax liability.

9.5 Provision of TFN and/or ABN

Woodside may be required to withhold tax (currently at the rate of 47%) on payments made to you (including payments of dividends that are not fully franked) and remit the amounts withheld to the ATO, unless you have provided a TFN, ABN or you have informed Woodside that you are exempt from quoting your TFN or ABN (including because you are a non-Australian resident).

You are not required to provide your TFN or ABN to Woodside, however you may choose to do so.

9.6 Other Australian taxes

No GST or stamp duty should be payable by you in relation to the receipt of dividends on New Woodside Shares held by you or in respect of the disposal of New Woodside Shares.

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10     Additional Information

10.1         Specific information required by Listing Rule 7.3

For the purposes of the information requirements of Listing Rule 7.3, the following information is provided in respect of the New Woodside Shares that will be issued if the Merger Resolution is approved:

•

Woodside will issue New Woodside Shares to BHP as part of the Merger Consideration, with those New Woodside Shares to be immediately distributed by BHP to Eligible BHP Shareholders (and transferred to the Sale Agent, in the case of New Woodside Shares attributable to Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders). Please see Section 3.1 for further information

•	Woodside will issue 914,768,948 New Woodside Shares (being fully paid ordinary shares in the capital of Woodside).[61] Please see Section 3.1 for further information

•

The New Woodside Shares will be issued on Implementation, which is expected to occur on or around 1 June 2022 and, in any event, within 3 months from the date of the Meeting. Please see Section 3.3 for further information

•

No funds will be raised from the issue of the New Woodside Shares. The purpose of the issue of the New Woodside Shares is to discharge Woodside’s obligation under the Share Sale Agreement and to give effect to Implementation of the Merger under which Woodside will acquire 100% of the issued share capital of BHP Petroleum International Pty Ltd. Please see Section 3 for further information

•	Please see Section 10.3.1 for a summary of the Share Sale Agreement pursuant to which the New Woodside Shares will be issued, and

•	Please refer to the Notice of Meeting which accompanies this Merger Explanatory Memorandum for a voting exclusion statement with respect to the Merger Resolution.

10.2         Regulatory approvals

To implement the Merger, Woodside and BHP must make and deliver certain filings, submissions and notices to obtain required authorisations, approvals or consents from certain governmental, antitrust and other regulatory authorities. Under the Share Sale Agreement, Woodside and BHP have agreed to use reasonable endeavours to ensure that the regulatory approvals required under the Share Sale Agreement are satisfied as soon as practicable on or before 30 June 2022 (or an agreed later date), including by responding to each applicable government agency in an appropriate and timely manner.

Woodside is not currently aware of any outstanding material governmental filings, authorisations, approvals or consents that are required to implement the Merger, other than as described in Section 10.2.1.

10.2.1    Regulatory approvals under the Share Sale Agreement

The regulatory authorisations, approvals or consents required under the Share Sale Agreement are Conditions and are described in Section 10.3.1.

As at the date of this Merger Explanatory Memorandum, all required regulatory approvals have been obtained, except for the NOPTA approval (as described in Section 10.3.1), and the U.S. Registration Statements to be filed by Woodside in connection with the Merger being declared effective by the SEC.

61 The number of New Woodside Shares to be issued assumes that no additional Woodside Shares are issued in connection with a Permitted Equity Raise and no further declaration of Woodside Dividends will occur prior to Implementation.

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10.2.2    Summary of Regulatory Waivers and Relief

FIRB

BHP has determined that the approval of FIRB is not required to implement the Merger, and has waived this Condition.

ASIC

ASIC has granted relief to BHP, conditional on Woodside Shareholders voting in favour of the Merger Resolution, so that the takeover provisions in the Corporations Act will not apply to the acquisition by BHP of the New Woodside Shares in circumstances where BHP holds the Share Consideration momentarily before distributing the New Woodside Shares to Eligible BHP Shareholders. ASIC has also granted relief to Woodside, conditional on Woodside Shareholders voting in favour of the Merger Resolution, in relation to the technical application of section 606 of the Corporations Act to Woodside, resulting from the operation of certain contractual rights in the Share Sale Agreement to the Share Consideration.

ASX

ASX Listing Rule 11.1 gives ASX discretion to require an entity making a significant change to the nature or scale of its activities to obtain shareholder approval in respect of the change, or to meet the requirements in Chapters 1 and 2 of the ASX Listing Rules as if it were applying for admission to the official list of ASX. ASX has given in-principle advice to Woodside and BHP (as appropriate) that:

•	ASX Listing Rule 11.1.2 does not require Woodside or BHP to obtain shareholder approval of the Merger

•	ASX Listing Rule 11.1.3 does not require Woodside or BHP to meet the requirements in Chapters 1 and 2 of ASX Listing Rules

•	Woodside Shareholders that also hold BHP Shares will not be precluded from voting on the Merger Resolution, and

•	ASX Listing Rule 10.11 does not preclude any Woodside Director who holds BHP Shares from receiving New Woodside Shares without a separate shareholder approval.

JSE and SARB

The approval of the Johannesburg Stock Exchange (“JSE”) and the South African Reserve Bank is required in connection with BHP’s distribution of the Share Consideration to BHP Shareholders that hold their BHP Shares through the JSE. The JSE and SARB have given BHP the requisite approvals permitting the distribution, including in relation to the treatment of BHP Shareholders holding through JSE as Ineligible Foreign BHP Shareholders.

10.3        Key documents

10.3.1    Summary of Share Sale Agreement

On 22 November 2021, Woodside and BHP entered into the Share Sale Agreement to give effect to the Merger, pursuant to which BHP agreed to sell and Woodside agreed to buy the entire issued share capital of BHP Petroleum International Pty Ltd in exchange for the Merger Consideration, including the issue of New Woodside Shares as the Share Consideration.

The Merger effected under the Share Sale Agreement will have an effective time of 11.59pm on 30 June 2021 (Melbourne time) (the “Effective Time”), with contractual mechanics giving Woodside and BHP economic outcomes as if 100% of the share capital in BHP Petroleum International Pty Ltd had been acquired by Woodside at the Effective Time.

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The key terms of the Share Sale Agreement are set out below:

Conditions

Under the Share Sale Agreement, Implementation is conditional on the satisfaction (or, where permitted, waiver) of the certain Conditions by 30 June 2022 (or an agreed later date).

The Conditions that require a positive action or event in order to be satisfied that remain outstanding as at the date of this Merger Explanatory Memorandum, other than Woodside Shareholder Approval, are as follows:

•

NOPTA: Woodside has sought written approval from NOPTA under Chapter 5A of the Offshore Petroleum and Greenhouse Gas Storage Act (OPGGSA). Woodside has provided information to NOPTA and is continuing to engage with NOPTA on this process

•

U.S. SEC: Each of the U.S. Registration Statements to be filed by Woodside in connection with the Merger must be declared effective by the SEC. Shortly following the date of this Merger Explanatory Memorandum, Woodside will file the requisite Registration Statements with the SEC, and

•	BHP completing the Restructure: It is a Condition that BHP completes the Restructure (as defined below).

Merger Consideration

If the Merger is implemented, Woodside will acquire 100% of the issued share capital of BHP Petroleum International Pty Ltd in exchange for the Merger Consideration, as described in Section 3.3.

The Merger Consideration payable by Woodside for the acquisition of BHP Petroleum includes the Share Consideration, being the issue of 914,768,948 New Woodside Shares (assuming that no additional Woodside Shares are issued in connection with a Permitted Equity Raise and no further declaration of Woodside Dividends will occur prior to Implementation) to BHP, which will be distributed by BHP to Eligible BHP Shareholders (or transferred to the Sale Agent, in the case of New Woodside Shares attributable to Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders). The New Woodside Shares to be issued will represent approximately 48% of the outstanding Woodside Share on issue following the Merger.

The Share Consideration will be supplemented by the Woodside Dividend Payment, being in effect the payment to BHP of a cash amount at Implementation representing the cash dividend that would have been received (between the Effective Time and Implementation) by holders of the Share Consideration if they had been issued the Share Consideration at the Effective Time.

To give effect to the Effective Time principle, BHP will be required to pay Woodside the Locked Box Payment, being a payment at Implementation for “locked box” accounts adjustments representing the net cash flow generated by BHP Petroleum (adjusted for permitted adjustments) following the Effective Time (or, if that amount were negative, Woodside will be required to make a cash payment to BHP at Implementation) and net of any cash beneficially held.

Distribution of New Woodside Shares

Under the Share Sale Agreement, BHP must declare or determine a dividend, initiate a reduction of capital or pursue a combination of the two (as determined by BHP) in order to facilitate the distribution of the New Woodside Shares to Eligible BHP Shareholders (or transferred to the Sale Agent, in the case of New Woodside Shares attributable to Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders). The Share Sale Agreement contains certain mechanical arrangements to facilitate dealing with the Ineligible Foreign BHP Shareholders, any Relevant Small Parcel BHP Shareholders and the BHP Group’s American Depository Receipts program.

For so long as BHP holds the New Woodside Shares (if at all), BHP undertakes not to dispose of the New Woodside Shares (otherwise than in accordance with the Share Sale Agreement) or exercise voting power in respect of the New Woodside Shares.

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Merger Implementation and pre-Implementation conduct provisions

Under the Share Sale Agreement, Woodside and BHP must use reasonable endeavours to comply with and take all necessary steps and exercise all rights necessary to implement the Merger, in accordance with certain timetable requirements as set out in the Share Sale Agreement. Woodside and BHP may agree to any necessary extension to the timetable to ensure relevant steps are completed as soon as reasonably practicable.

In circumstances where various specified critical separation activities will not be completed prior to the anticipated date for Implementation, Woodside and BHP must negotiate in good faith and act reasonably to agree actions to enable completion of those activities or determine any necessary transitional arrangements that would otherwise enable Implementation to occur. Failing agreement, both Woodside and BHP have the right to defer Implementation (to not later than 1 August 2022) for a period that is necessary to allow such activities to complete or to develop transitional arrangements that would otherwise enable Implementation to occur.

Woodside and BHP have agreed to take a variety of steps to assist the other with the Merger, and to generally advance and implement the Merger and associated matters. Woodside and BHP each give certain commitments in relation to, amongst other things, engagement with regulatory bodies, provision of information in connection with the preparation of public documents and the facilitation of listings on securities exchanges.

Until Implementation, Woodside must carry on, and BHP must ensure that BHP Petroleum carries on, their respective businesses in the ordinary and normal course, unless otherwise permitted or required under the Share Sale Agreement.

BHP has also undertaken to, among other things, complete the Restructure (as described in the following Section) to eliminate certain intra-group funding arrangements and take all other prescribed separation steps, including complying with the Integration and Transition Services Agreement. Woodside and BHP have agreed, subject to applicable laws, to work together and plan for Implementation.

Woodside and BHP have also agreed to customary wrong pockets provisions, to ensure that Woodside obtains the benefit of assets relating to the BHP Petroleum business and BHP retains the benefit of assets relating to BHP’s other businesses.

Woodside and BHP have identified certain contracts, consents and authorisations of BHP Petroleum which contain change of control provisions, unilateral termination rights, notification rights, pre-emptive rights or tag-along rights which may be required by, triggered by, or exercised in response to, Implementation. Woodside and BHP will take the agreed course of action in connection with the obtaining of consents or confirmations under these identified contracts, consents and authorisations in relation to the Merger. Provided that BHP has complied with its obligations under the Share Sale Agreement in relation to obtaining those consents or confirmations, a failure by BHP to obtain those consents or confirmations (or the exercise of a termination or pre-emptive right by a counterparty) will not result in a claim by Woodside against BHP under the Share Sale Agreement, delay or prevent Implementation, nor result in an adjustment to the Purchase Price.

Prior to Implementation, Woodside must take all reasonably necessary actions to allow any bank guarantees, indemnities, guarantees or similar support given by BHP Group Members (other than members of the BHP Petroleum group) to a third party, to the extent that they relate to the existing obligations of BHP Petroleum, to be released by having a Woodside Group Member provide replacement support. If those arrangements have not been replaced by Implementation, Woodside must indemnify BHP and the relevant BHP Group Member in respect of those arrangements.

Restructure of BHP Petroleum

In connection with the Merger, BHP has undertaken to complete a restructure involving the transfer out of BHP Petroleum of the Restructure Entities, being certain entities in the BHP Petroleum group holding non-oil and gas and/or legacy assets and operations (the “Restructure”). The Restructure is required to be completed prior to Implementation in accordance with the Share Sale Agreement.

In addition, BHP has undertaken to eliminate certain intra-group funding arrangements, and to take all other prescribed separation steps, prior to Implementation, including complying with the Integration and Transition Services Agreement.

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Warranties and indemnities

Under the Share Sale Agreement, BHP has given certain warranties regarding the BHP Petroleum business in favour of Woodside, including in respect of title and capacity, corporate group structure, accounts, business records, ownership of assets, petroleum titles, contracts, environmental matters, real property, information technology, intellectual property, litigation and authorisations, anti-bribery and corruption, divested, non-oil and gas operations and relinquished assets, sanctions and export controls, employees, solvency, insurance, taxes and duties, and disclosure materials.

Woodside has given certain warranties regarding its business in favour of BHP which are generally consistent with (but more limited than) the warranties given by BHP.

Woodside and BHP have each agreed to indemnify the other against any loss incurred as a result of a breach of warranty. These indemnities are the sole remedy for a breach of warranty under the Share Sale Agreement.

From Implementation, BHP is not liable for any claim relating to certain decommissioning liabilities and environmental liabilities of BHP Petroleum, other than to the extent the relevant loss is or could reasonably otherwise be, subject to a warranty or indemnity claim by Woodside.

Woodside has agreed to indemnify BHP from, among other things:

•	Decommissioning liabilities and environmental liabilities relating to or arising from the BHP Petroleum business

•	Breaches or contraventions of laws, contracts or authorisations relating to BHP Petroleum, and

•	Any regulatory action taken in connection with the public documents to be issued by Woodside in relation to the Merger.

BHP has agreed to indemnify Woodside from, among other things:

•	Any regulatory action taken in connection with the public documents to be issued by BHP in relation to the Merger

•

Claims in respect of certain entities and assets (including non-oil and gas operations of BHP Petroleum) that will be restructured out of BHP Petroleum before Implementation (“Excluded / Divested Assets Indemnity”)

•	Claims under certain divestment agreements relating to assets that no longer form part of BHP Petroleum (“Third Party Divestment Claims Indemnity”)

•	Taxes and duties payable or incurred by BHP Petroleum prior to the Effective Time or otherwise in respect of certain assets, and

•	For the usage as part of the Restructure of U.S. net operating losses of BHP Petroleum, at the rate of $0.05 per $1.00 of net operating losses used above $1.2 billion (“U.S. NOL Indemnity”).

The respective warranties and indemnities arrangements are subject to a limitations and qualifications regime that is in a customary form, including in respect of time limits, monetary caps, minimum claim thresholds, qualifiers for awareness and disclosed matters, and offsets for other claims and benefits that are available to the party claiming under the warranty or indemnity. The nature and extent of limitations varies depending on the type of claim being made by Woodside against BHP:

•

Claims under the tax indemnity, tax warranties, title and capacity warranties and the U.S. NOL Indemnity must be notified within 7 years of Implementation, and are subject to a maximum monetary limit of $16 billion. All other warranty claims must be notified within 18 months of Implementation and are subject to a maximum monetary limit of $2.4 billion, and

•

Claims under the Third Party Divestment Claims Indemnity have no notification time limit, while claims under the Excluded / Divested Assets Indemnity must be notified within 3 years of Implementation. Claims under both of these indemnities are subject to a maximum monetary limit of $16 billion.

Generally reciprocal arrangements exist in respect of claims made by BHP against Woodside, with the necessary changes.

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Board recommendation

A majority of the Woodside Board must recommend that Woodside Shareholders vote in favour of the Merger Resolution subject to the Independent Expert appointed by Woodside concluding (and continuing to conclude) that the Merger is in the best interests of Woodside Shareholders. Woodside must ensure that half or more of the Woodside Board do not change, withdraw or qualify their recommendation to vote in favour of the Merger Resolution, unless:

•	The Independent Expert appointed by Woodside concludes (including in any updated report) that the Merger is not in the best interests of Woodside Shareholders, or

•	The Woodside Board agrees to, or supports, a Superior Proposal.

Exclusivity

Woodside and BHP have agreed to comply with certain exclusivity arrangements from the date of the Share Sale Agreement until Implementation (or the earlier termination of the Share Sale Agreement) (“Exclusivity Period”). During the Exclusivity Period, BHP must not, and must ensure its related persons do not:

•	Solicit, invite, encourage or initiate any inquiry, expression of interest, offer, proposal or discussion by any person in relation to an actual or potential BHP Competing Proposal

•	Participate in or continue any negotiations or discussions with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make a BHP Competing Proposal

•	Negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into, any agreement, arrangement or understanding regarding a BHP Competing Proposal

•

Disclose or otherwise provide any material non-public information about the business or affairs of BHP Petroleum to a third party with a view to obtaining, or which would be reasonably expected to encourage, a BHP Competing Proposal, or

•	Communicate to any person an intention of doing any of the above.

The exclusivity commitments (other than the general “no shop” provisions) do not prohibit any action or inaction by BHP or its related persons in relation to a BHP Competing Proposal if compliance with the commitments would, in the opinion of the BHP Board, constitute or be reasonably likely to constitute a breach of the duties of the directors of BHP provided that:

•	The BHP Competing Proposal was not brought about by a breach of BHP’s exclusivity commitments, and

•	BHP notifies Woodside of any action or inaction by BHP or its related persons in reliance on this exception.

Woodside has reciprocal exclusivity commitments under the Share Sale Agreement in relation to any actual or potential Woodside Competing Proposal.

Woodside matching right

BHP must not enter into any legally binding agreement, arrangement or understanding pursuant to which a third party proposes to undertake or give effect to a BHP Competing Proposal, and must procure that none of the directors of BHP change, withdraw or qualify its or their support for the Merger, unless:

•

The BHP Board acting in good faith and in order to satisfy what the members of the BHP Board consider to be their statutory or fiduciary duties (having received advice from external financial and legal advisers) determines that the BHP Competing Proposal would, or could reasonably be expected to become, a superior proposal for BHP

•	BHP has provided Woodside with all terms and conditions of the BHP Competing Proposal (including the price and identity of the third party making the competing proposal)

•	BHP has given Woodside at least 10 business days after the date on which it provided Woodside with the information on the BHP Competing Proposal to provide a matching or superior proposal, and

•	Woodside has not provided a matching or superior proposal by the expiry of the 10 business day period.

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If Woodside proposes amendments to the Merger that constitute a matching or superior proposal by the expiry of the 10 business day period and the BHP Board (acting reasonably and in good faith) determines that the Woodside proposal would provide an equivalent or superior outcome for BHP Shareholders as a whole compared with the BHP Competing Proposal, Woodside and BHP must use their best endeavours to agree amendments to the Share Sale Agreement that are reasonably necessary to reflect and implement the revised Woodside proposal as soon as reasonably practicable. BHP must procure that the BHP Board continues to support the Merger (as modified by the Woodside proposal).

BHP does not have a right to match a competing proposal made for the Woodside Group.

Reimbursement fee

Each of Woodside and BHP have agreed to pay a reimbursement fee of $160 million in certain circumstances.

Woodside must pay the reimbursement fee to BHP if:

•

BHP terminates the Share Sale Agreement as a result of a “prescribed occurrence” occurring in relation to Woodside, Woodside breaches a warranty (or a breach of a Woodside warranty would occur at Implementation) and fails to remedy that breach, and the loss reasonably expected to follow from the breach would exceed $500,000,000, or Woodside materially breaches its obligations under the Share Sale Agreement and fails to remedy that breach

•

Half or more of the Woodside Board members change, withdraw or qualify their recommendation that Woodside Shareholders vote in favour of the Merger Resolution, unless the Independent Expert Report concludes that the Merger is not in the best interests of Woodside Shareholders (except where that conclusion is due to the existence of a Woodside Competing Proposal), or Woodside is otherwise entitled to terminate the Share Sale Agreement before Implementation, or

•

A Woodside Competing Proposal is announced before the earlier of the termination of the Share Sale Agreement and 30 June 2022, and within 12 months of the announcement, the third party proponent of the Woodside Competing Proposal enters into an agreement to complete, or completes, certain types of Woodside Competing Proposal.

BHP must pay the reimbursement fee to Woodside if:

•

Woodside terminates the Share Sale Agreement as a result of a “prescribed occurrence” occurring in relation to BHP Petroleum, BHP breaches a warranty (or a breach of a BHP warranty would occur at Implementation) and fails to remedy that breach, and the loss reasonably expected to follow from the breach would exceed $500,000,000, or BHP materially breaches its obligations under the Share Sale Agreement and fails to remedy that breach

•

BHP terminates the Share Sale Agreement as a result of BHP or the majority of the BHP Board announcing an intention, or BHP entering into an agreement, to pursue a superior proposal in relation to BHP Petroleum in circumstances where Woodside has not made a counterproposal, or Woodside has made a counterproposal and the BHP Board (acting reasonably and in good faith) has determined that the counterproposal would not provide an equivalent or superior outcome for BHP Shareholders

•

BHP is approached during the Exclusivity Period in respect of a BHP Competing Proposal, and within 12 months of the termination of the Share Sale Agreement, the third party proponent of the BHP Competing Proposal enters into an agreement to complete, or completes, the BHP Competing Proposal, or

•	during the Exclusivity Period, BHP announces an intention to effect, or completes, a demerger of BHP Petroleum instead of pursuing the Merger.

The reimbursement fee is not payable if the Merger is implemented.

The reimbursement fee is the sole and exclusive remedy available to a party in all circumstances where the Merger is not implemented.

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Termination

The Share Sale Agreement contains customary termination rights for either party, including in relation to the failure of a Condition and for material breach.

In addition:

•

Woodside has a right to terminate the Share Sale Agreement in the event that there is a reduction of 15% or more of BHP Petroleum’s proven and probable reserves (calculated in accordance with the Share Sale Agreement, applying SPE PRMS methodology) from 1010.7 MMboe (subject to certain exclusions), and

•

BHP has a right to terminate the Share Sale Agreement in the event that a Woodside credit rating on a number of indices is downgraded to Ba1 or BB+ or lower (or a credit rating agency issues an assessment indicating a likely downgrade to those levels after Implementation) or there is a reduction of 158.33 MMboe or more from the Woodside group’s proven and probable reserves (calculated in accordance with the Share Sale Agreement, applying SPE PRMS methodology) of 1055.5 MMboe (subject to certain exclusions).

Costs and expenses

Woodside and BHP have agreed that the costs incurred in connection with the Merger (assuming Implementation) will generally be borne or absorbed by Woodside (either directly or through ownership of BHP Petroleum), other than in respect of the following:

•	Costs associated with separating BHP Petroleum from the BHP Group systems, processes and arrangements are to be borne by BHP (without recharge to BHP Petroleum)

•	Costs and expenses payable to BHP’s advisers in respect of advice on the Merger must be borne by BHP

•	Any direct costs incurred as a result of, or to give effect to, the Restructure of certain entities outside of BHP Petroleum must be borne by BHP, and

•	As otherwise set out in the Integration and Transition Services Agreement.

Letter agreement with respect to certain matters under the Share Sale Agreement

On or about 7 April 2022, Woodside and BHP entered into a letter agreement in order to confirm a variety of mechanical matters under the Share Sale Agreement, including in relation to:

•

The status of the Conditions and the timing of Implementation, to the effect that unless there is a failure of a Condition, the Share Sale Agreement will be deemed unconditional and Implementation will occur on 1 June 2022, and

•	Arrangements for Implementation and the distribution of the Share Consideration, including in relation to the definitions of Eligible BHP Shareholder and Small Parcel BHP Shareholders.

10.3.2    Summary of Integration and Transition Services Agreement

Simultaneously with the execution of the Share Sale Agreement, Woodside and BHP entered into the Integration and Transition Services Agreement (“ITSA”) which provides for the terms under which:

•	BHP will undertake certain activities to separate BHP Petroleum from BHP prior to Implementation;

•	Woodside and BHP will undertake activities prior to Implementation to facilitate the integration of BHP Petroleum into Woodside to form the Merged Group on and from Implementation, and

•	BHP will provide certain transition services to the Merged Group following Implementation.

The term of the ITSA shall cease upon the earlier of (i) expiration of the transition period (including any extension) for the transition service with the longest Transition period, (ii) completion of the separation of the BHP Petroleum systems from BHP, or (iii) termination of the ITSA in accordance with the early termination provisions of the ITSA (provided, in any case, that the term will not continue beyond 12 months post Implementation). The early termination provisions permit termination of the ITSA (x) by the non-defaulting party (subject to a cure period) in the event of a default with respect to a material condition (which includes obligations with respect to a material condition (which includes obligations with respect to confidential information and intellectual property rights as well as Woodside’s obligations to pay termination service fees) or (y) automatically in the event of termination of the Share Sale Agreement.

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The objective of the activities under the ITSA is to, among other things, seek to ensure uninterrupted operations and minimise disruptions of the parties involved, maximise certainty as to operating methodologies in the Merged Group and seek to identify opportunities to improve efficiency and reduce costs of the Merged Group (as compared to the separate cost structures of BHP Petroleum and Woodside prior to Implementation).

BHP is responsible under the ITSA for all activities which are necessary to separate BHP Petroleum from the BHP systems, processes and structures. BHP must use its reasonable endeavours to complete these activities prior to Implementation and complete any carry-over separation activities following Implementation. The ITSA contains a reporting process for monitoring the progress of those separation activities and managing any delays. A specific regime applies in respect of the activities required to separate the systems and data of BHP Petroleum from BHP systems and data, and integrate such systems and data with Woodside systems and data. All costs associated with separation activities shall be borne by BHP (including for any carry-over separation activities), except for costs associated with certain systems and data separation which shall be shared equally by the parties up to $150 million, following which such costs shall be borne by BHP without contribution by Woodside.

Activities which are required to integrate BHP Petroleum into Woodside Group on Implementation will be developed, coordinated and undertaken by a team comprised of both Woodside and BHP personnel in accordance with an agreed upon plan and budget.

Transition services must be developed, scoped and budgeted by the parties as part of the ITSA process. The transition services will then be provided by BHP to the Merged Group following Implementation in consideration for the fees payable by Woodside to be agreed upon by the parties in respect of each category of transition service, taking into account, among other things, the prevailing rates of the current BHP services arrangements and on a cost pass through basis for services performed by third party contractors. The service term for each transition service must be agreed upon by the parties and extended as may be required and agreed, provided that no transition service shall be performed beyond 12 months post Implementation.

10.3.3    Summary of Scarborough Put Option Deed

On 17 August 2021, Woodside Energy Ltd, Woodside Energy Scarborough Pty Ltd (“WES”) and certain subsidiaries of BHP entered into the Scarborough Put Option Deed relating to the Scarborough, Jupiter and Thebe Projects. Woodside is operator of all three projects. WES is the majority stakeholder of the Scarborough project, with a 73.5% interest, with BHP Petroleum (Australia) Pty Ltd (“BHP (Australia)”) holding the remaining 26.5% interest. WES and BHP (Australia) each hold a 50% interest in the Jupiter and Thebe Projects.

Specific terms of the Scarborough Put Option Deed are as follows:

•

Woodside grants to BHP an irrevocable option (“Put Option”) to sell to Woodside its interests in the Scarborough, Jupiter and Thebe Projects, including interests in certain key contracts and petroleum titles

•

If BHP exercise the Put Option, Woodside must acquire from BHP (Australia) its interest in the Scarborough, Jupiter and Thebe Projects in accordance with the terms of the Sale and Purchase Agreement attached to the Scarborough Put Option Deed, and

•	The Put Option can only be exercised by BHP after 1 July 2022 and prior to 31 December 2022 and lapses if it is not exercised during this period.

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10.4        Ineligible Foreign BHP Shareholders

Restrictions in certain foreign countries may make it impractical, unduly onerous or unlawful for New Woodside Shares issued under the Merger to be distributed to BHP Shareholders in those jurisdictions.

A BHP Shareholder whose address shown in the BHP Register (as determined by BHP) on the Distribution Record Date is in one of the following jurisdictions will be an “Eligible BHP Shareholder” and will be entitled to have New Woodside Shares distributed to them:

•

Australia, Canada, Chile, France, Germany, Ireland, Italy, Japan, Jersey, Luxembourg, Malaysia, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and the United States, or

•

any other jurisdiction in respect of which BHP determines (acting reasonably and following consultation with Woodside) that it is not prohibited or unduly onerous or impractical to distribute New Woodside Shares to the BHP Shareholders in those jurisdictions.

BHP Shareholders who do not fall into one of the categories above are Ineligible Foreign BHP Shareholders for the purposes of the Merger (except certain South African BHP Shareholders who validly elect to receive New Woodside Shares in accordance with arrangements to be outlined by BHP).

Neither Woodside nor BHP are obliged to issue or transfer (respectively), and will not issue or transfer, any New Woodside Shares to any Ineligible Foreign BHP Shareholder.

The New Woodside Shares that are otherwise attributable to Ineligible Foreign BHP Shareholders (and to Relevant Small Parcel BHP Shareholders) will be transferred to the Sale Agent to be sold, with the net proceeds from that sale of New Woodside Shareholders to be paid to Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders in lieu of the receipt of New Woodside Shares under the Merger.

Some BHP Shareholders may be Ineligible Foreign BHP Shareholders for the purposes of the Merger, and this Merger Explanatory Memorandum should be read accordingly.

10.5        Small Parcel BHP Shareholders

BHP has arranged for Small Parcel BHP Shareholders to be able to elect to have all of the New Woodside Shares forming their entitlement to New Woodside Shares sold as part of the sale facility to be conducted by the Sale Agent (refer to Section 10.4). Small Parcel BHP Shareholders are BHP Shareholders:

•	Who are registered on the Australian principal BHP share register and hold 1,000 BHP Shares or less or on the BHP Depositary Interest register and hold 1,000 BHP Depositary Interests or less;

•

Whose registered address in the BHP Australian principal share register or BHP Depositary Interest register is in any of Australia, Canada, Chile, France, Germany, Ireland, Japan, Jersey, Luxembourg, Malaysia, New Zealand, Norway, Spain, Sweden, Switzerland, the United Arab Emirates and the United Kingdom, and

•	Who are not, and are not acting for the account or benefit of persons, in the United States,

on the Distribution Record Date.

10.6        ADR and CREST information for U.S. and UK holders

10.6.1    Overview

BHP ADS Holders will be issued New Woodside Shares in the form of Woodside ADSs, each representing a Woodside Share. Woodside will shortly file with the SEC the U.S. Registration Statements for the issue of the Woodside ADSs and the distribution of the New Woodside Shares under U.S. securities laws. In addition, Woodside has applied to list the Woodside ADSs on the NYSE under the symbol “WDS”.

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Woodside will also shortly apply for admission of the Woodside Shares to trading on the LSE in the United Kingdom under a standard listing.

Brief information is included below for the benefit of BHP Shareholders in the United States and the United Kingdom. Further information can be found in the U.S. Registration Statements and UK prospectus issued by Woodside shortly following the date of this Merger Explanatory Memorandum, both of which will be released on ASX.

10.6.2    UK Depositary Interests, for the settlement of transactions within CREST

In connection with the admission of the Woodside Shares to trading on the LSE, Woodside will establish arrangements to enable investors to settle interests in Woodside Shares through the CREST system on LSE Admission. CREST is a paperless settlement system allowing securities to be transferred from one person’s CREST account to another without the need to use share certificates or written instruments of transfer. Securities issued by non-UK companies, such as Woodside, cannot be held directly or transferred electronically in the CREST system. However, Depositary Interests allow those securities to be dematerialised and settled electronically through CREST. Where investors choose to settle interests in the Woodside Shares through the CREST system, and pursuant to depositary arrangements established by Woodside, the Custodian will hold the Woodside Shares and issue dematerialised Depositary Interests representing the underlying Woodside Shares, which will be held on bare trust for the holders of the Depositary Interests. The Depositary Interests will be independent securities constituted under English law which may be held and transferred through the CREST system. Investors should note that it is the Woodside Shares which will be admitted to trading on the LSE and that it is the Depositary Interests which are transferred for the settlement of those trades through CREST.

The Woodside Constitution is consistent with CREST membership in respect of Depositary Interests and the holding and transfer of Depositary Interests in uncertified form. Under the Corporations Act, companies are not prohibited from issuing shares in book-entry form but shareholders have the right to require the companies to issue physical certificates.

Woodside and the UK Depositary will enter into a UK depositary agreement on or around Admission, the principal terms of which are summarised below.

The Depositary Interests will be created pursuant to, and issued on the terms of, a deed poll that will be executed prior to LSE Admission by the UK Depositary in favour of the holders of the Depositary Interests from time to time. Holders of Depositary Interests should note that they will have no rights against Euroclear UK International Limited (the operators of CREST) or its subsidiaries in respect of the underlying Woodside Shares or the Depositary Interests representing them.

If a holder of Woodside Shares so requests, its Woodside Shares will be transferred to an account of the UK Depositary or its nominated custodian and the UK Depositary will issue Depositary Interests to participating CREST members.

Each Depositary Interest will be treated as one Woodside Share for the purposes of determining, for example, eligibility for any dividends. The UK Depositary will pass on to holders of Depositary Interests any share or cash benefits received by it as holder of Woodside Shares on trust for the Depositary Interest holder. Depositary Interest holders, through the UK Depositary, will also be able to receive notices of meetings of holders of Woodside Shares and other notices issued by Woodside to its shareholders.

The Depositary Interests have the same security code (ISIN) as the underlying Woodside Shares and will not require a separate admission to the Main Market. The Woodside Shares can then be traded on the LSE and settled within the CREST system in the form of Depositary Interests, in the same way as any other CREST securities. Application will be made for the Depositary Interests to be admitted to CREST with effect from LSE Admission.

If a holder wishes to cancel its Depositary Interest, it will either directly or through its broker instruct the applicable CREST participant to initiate a CREST withdrawal (where that withdrawal is sent to the UK Depositary) for the name that appears on the Register. The Depositary Interest will then be cancelled by the UK Depositary and the related Woodside Shares will be transferred to the account of a nominated CHESS participant or to an issuer sponsored account on the Woodside Register by the Woodside Share Registry. The Woodside Shareholder will then be sent a holding statement reflecting the receipt by them of the underlying Woodside Shares.

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The information included within Section 10.6 relating to the obtaining and cancellation of Depositary Interests by a holder is intended to be a summary only and is not to be construed as legal, business or tax advice. Each investor should consult their own lawyer, financial adviser, broker or tax adviser for legal, financial or tax advice in relation to Depositary Interests.

Corporate Sponsored Nominee (“CSN”) agreement

Woodside has arranged for Computershare UK (through its appointed nominee, the UK Nominee), to hold Depositary Interests representing Woodside Shares for holders of BHP depositary interests through the existing BHP CSN. This arrangement is designed to enable Shareholders to hold their entitlement to Woodside Shares in a form that can be traded on the LSE.

Under the CSN Agreement, Computershare UK has agreed to provide registrar services including maintaining records of participants in the CSN Facility, issuing statements of ownership, providing online access to enable participants to view their holdings, processing electronic instructions on their behalf, providing proxy services, processing distributions and providing a dealing facility.

The CSN Agreement includes limitations and exclusions of the UK Nominee’s liability, mutual indemnities and provision for the payment of fees and expenses to Computershare UK. The CSN Facility may be restricted or made onerous by law in certain jurisdictions. If a shareholder cannot participate in the CSN Facility such Shareholder will be issued their Woodside Shares on the Australian issuer sponsored register, with an issuer sponsored holding statement issued reflecting their Woodside shareholding.

A CSN participant may cancel their participation in the CSN Facility. Computershare UK will transfer the underlying Depositary Interests or Woodside Shares to such person as the CSN Participant may nominate, or terminate their participation in the CSN Facility.

10.6.3     ADS Information

Each holder of BHP ADSs will receive in the Merger, in lieu of New Woodside Shares, American Depositary Shares of Woodside issued by Citibank, N.A. as the depositary bank for the Woodside ADSs (the “Woodside ADS Depositary”), with each Woodside ADS representing one Woodside Share. A registration statement on Form F-6 (Registration No. 333-201669) was filed with the SEC on 23 January 2015, and declared effective 9 February 2015, with respect to existing Woodside ADSs. Existing Woodside ADSs currently trade on the U.S. over-the-counter market through a sponsored ADR facility under the symbol “WOPEY.” Woodside intends to apply to list the Woodside ADSs, including those issued to the Participating BHP Shareholders holding BHP ADSs in connection with the Merger, on the NYSE under the symbol “WDS” and to file a registration statement on Form F-6 (the “F-6 Registration Statement”) with the SEC with respect to the New Woodside ADSs.

Citibank, N.A. has agreed to act as the depositary bank for the Woodside ADSs. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the Woodside ADS Depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs”. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citicorp Nominees Pty Limited.

Woodside has appointed Citibank as the Woodside ADS Depositary pursuant to the Amended and Restated Deposit Agreement (the “Deposit Agreement”), dated 11 February 2015, which will be amended and restated in connection with the consummation of the Merger (the “Deposit Agreement Amendment”).    A copy of the Deposit Agreement is on file with the SEC under cover of the F-6 Registration Statement (Registration No. 333-201669) filed with the SEC on 23 January 2015, and a copy of the form of Deposit Agreement Amendment will be filed as an exhibit to the F-6 Registration Statement. Woodside Shareholders may obtain a copy of the Deposit Agreement and the Deposit Agreement Amendment, when available, from the SEC’s website (www.sec.gov).

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10.7        Specific disclosures

As a result of the ASIC relief described in Section 10.2.2, approval of Woodside Shareholders is not being sought for the purposes of item 7 of section 611 of the Corporations Act and therefore no specific disclosures are required.

10.8        Exchange controls

Under Australian foreign exchange controls currently in effect, transfers of capital to and from Australia are not subject to prior government approval and, except as described below, Australia does not restrict the flow of currency into or out of the country. Regulations may be made under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 of Australia (“AML/CTF Act”) prohibiting the entering into of transactions involving prescribed foreign countries. As of the date of this Merger Explanatory Memorandum, no such regulations are in place. To control tax evasion and money laundering, the AML/CTF Act also requires certain transactions to be reported to the Australian Transaction Reports and Analysis Center, and prohibits reporting entities from providing certain services to customers without having complied with certain obligations under the AML/CTF Act (for example “know your customer” checks). The Autonomous Sanctions Regulations 2011 promulgated under the Autonomous Sanctions Act 2011 of Australia, the Charter of the United Nations Act 1945 of Australia and other acts and regulations in Australia restrict or prohibit payments, transactions or other dealings with assets having a proscribed connection with certain countries or named individuals or entities subject to financial sanctions or identified with terrorism. The Australian Department of Foreign Affairs and Trade maintains a list of all persons and entities subject to financial sanctions or having a proscribed connection with terrorism which is available to the public at the Department of Foreign Affairs and Trade’s website. There are no specific restrictions regarding the remittance of profits, dividends, or capital.

10.9        Currency

The functional and presentation currency of Woodside Petroleum Ltd and all its subsidiaries is the U.S. dollar.

Transactions in foreign currencies are initially recorded in the functional currency of the transacting entity at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated at the rates of exchange ruling at that date. Exchange differences in the consolidated financial statements are taken to the income statement.

10.10      Consents and interests

The following persons have given, and have not, before the date of issue of this Merger Explanatory Memorandum, withdrawn their consent to be named in this Merger Explanatory Memorandum in the form and context in which they are named:

•	Morgan Stanley as Woodside’s financial advisor

•	Gresham as Woodside’s financial advisor

•	King & Wood Mallesons as Woodside’s Australian and English legal advisor

•	Vinson & Elkins L.L.P. as Woodside’s U.S. legal advisor

•	KPMG Financial Advisory Services (Australia) Pty Ltd as the Independent Expert

•	Gaffney Cline & Associates as the Independent Technical Specialist

•	Computershare Investor Services Pty Limited as the Woodside Share Registry

•	Ernst & Young as Woodside’s independent auditor, and

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•	Ernst & Young as BHP Petroleum’s independent auditor.

Each of KPMG Financial Advisory Services (Australia) Pty Ltd as Independent Expert, and Gaffney Cline & Associates as the Independent Technical Specialist, has given, and has not before the date of this Merger Explanatory Memorandum withdrawn, its written consent to the inclusion of the Independent Expert Report and the Independent Technical Specialist Report (as applicable) in Annexure 3 and references to the respective reports in the form and context in which they are included in this Merger Explanatory Memorandum.

Ernst & Young, has given, and has not before the date of this Merger Explanatory Memorandum withdrawn, its written consent to the inclusion of the Independent Limited Assurance Report in Annexure 1 and references to the report in the form and context in which they are included in this Merger Explanatory Memorandum.

Other than as specifically outlined above, each party referred to in this Section 10.10 has not caused or authorised the issue of this Merger Explanatory Memorandum and does not make or purport to make any statement in this Merger Explanatory Memorandum or any statement on which a statement in this Merger Explanatory Memorandum is based and takes no responsibility for any part of this Merger Explanatory Memorandum other than any reference to its name.

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11     Glossary and Interpretation

11.1        Definitions

AASB	Australia Accounting Standards Board

ACCC	Australian Competition and Consumer Commission

Additional Share Consideration	a number of Woodside Shares calculated in accordance with the Share Sale Agreement as being a notional entitlement to DRP Shares issued after the Effective Time

Admission	the admission of all of the Woodside Shares to the standard segment of the Official List and to trading on the Main Market for listed securities

ADSs or American Depositary Shares	American depositary shares

AEMO	Australian Energy Market Operator

AICPA	American Institute of Certified Public Accountants

Algerian Assets	the assets comprising BHP Petroleum’s effective 28.85% interest in the Rhourde Ouled Djemma Integrated Development

ASIC	Australian Securities and Investments Commission

ASX	ASX Limited or the securities exchange that it operates, as the context requires

ASX Listing Rules	the listing rules of the ASX

ATO	Australian Taxation Office

BHP	BHP Group Ltd ACN 004 028 077, which, prior to Implementation, is the ultimate parent company of BHP Petroleum

BHP ADS Holders	Eligible BHP Shareholders holding BHP ADSs on the Distribution Record Date

BHP ADSs	American Depositary Shares representing BHP Shares; each BHP ADS represents two BHP Shares

BHP Board	the directors of BHP from time to time, acting as a board

BHP Competing Proposal

a proposal which, if entered into or completed, would result in one or more parties other than Woodside directly or indirectly acquiring shares in BHP Petroleum or a substantial part of its business or assets (or would result in a similar outcome), or which would require BHP to abandon or not proceed with the Merger

BHP CSN	the facility arranged by BHP to enable certain investors to hold their interest in BHP ordinary shares in a form which will enable them to trade those shares on the LSE

BHP Group	BHP and its direct and indirect subsidiaries from time to time

BHP Group Member	a member of the BHP Group

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BHP Information

(a)  all of the information contained in:

•   Section 5, except for the information contained in Sections 5.2.5 and 5.2.10;

•   Section 6.8 under the heading “BHP Petroleum Employees”; and

•   Annexure 2; and

(b)  the information specific to BHP Petroleum contained in:

•   Section 1.2.1 to the extent that “Figure 1: International portfolio of Merged Group assets (pro forma, as at 31 December 2021), Figure 2: Merged Group product mix and geographic diversification (pro forma, as at 31 December 2021)” and “Figure 3 Merged Group 2P and 2C volumes (as at 31 December 2021)” include data agreed to by BHP;

•   The second paragraph of Section 1.2.2 to the extent that the pro forma information included therein includes data agreed to by BHP (but, for the avoidance of doubt, excluding the illustrative production profile and cash flow profile Figures included in that Section);

•   Section 6.1 to the extent that “Figure 20 Combined Woodside and BHP Petroleum Oil and Gas Production Assets” includes data agreed to by BHP;

•   The second paragraph of Section 6.2 to the extent that the pro forma production and reserves information included therein includes data agreed to by BHP;

•   Section 6.2 to the extent that “Figure 21 Merged Group production mix by type and region for the 12 months ending 31 December 2021” includes data agreed to by BHP;

•   Sections 6.2.1 and 6.2.2 to the extent that the rows include information for interests in projects held by BHP Petroleum only, except the columns under the heading “Independent Technical Expert”;

•   Section 6.2.3, under the column labelled “BHP Petroleum” only and to the extent that the same information is included in the column with the aggregated Merged Group amount;

•   Section 6.6, for the information under the entity BHP Petroleum International only;

•   Section 7.1, under the heading “No significant change”, to the extent it relates specifically to BHP Petroleum only;

•   Section 7.2, for all of the information contained in the tables setting out the calculation of the BHP Petroleum financial results for the 12 months ended 31 December 2021, and otherwise to the extent it describes the audit of the BHP Petroleum financial statements only;

•   Section 7.3, 7.4 and 7.5 under the column labelled “BHP Petroleum” only and to the extent that the same information is included in the column with the aggregated pro forma amount;

•   Section 8.1.3, to the extent it states the BHP Petroleum percentage production mix for the year ended 31 December 2021 only; and

•   Section 9, to the extent it refers to BHP’s intention to distribute the New Woodside Shares by way of an in-specie dividend, BHP’s intention to fully frank the Special Dividend, BHP’s application for a class ruling and the expected timing of the final class ruling only.

BHP Petroleum

BHP Petroleum International Pty Ltd ACN 006 923 897 and, unless context otherwise requires, its subsidiaries, presented on a post-Restructure basis and excludes the Restructure Entities. References to “BHP Petroleum International Pty Ltd” are to “BHP Petroleum International Pty Ltd” excluding its subsidiaries

BHP Petroleum Historical Financial Information

the combined financial statements in respect of BHP Petroleum for (i) the half year ended 31 December 2021 (together with the half year ended 31 December 2020 for comparatives purposes) (unaudited), (ii) the financial years ended 30 June 2021 and 30 June 2020 (audited) and (iii) the financial year ended 30 June 2019 (unaudited) as referred to in Section 5.7 and annexed at Annexure 2 of this Merger Explanatory Memorandum

BHP Register	the register of members of BHP maintained under the Corporations Act

BHP Shares	fully paid ordinary shares in the capital of BHP, including shares held by the custodian in respect of which BHP ADSs have been issued

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BHP Shareholder	a holder of BHP Shares

Board	the Directors acting as a board

Browse	the Browse Project located in the offshore Browse Basin, approximately 425km north of Broome in Western Australia, comprising the Brecknock, Calliance and Torosa fields

Business Day	a day other than a Saturday, Sunday or public holiday in Western Australia

CFIUS	the Committee on Foreign Investment in the United States

CGT	capital gains tax

Chairman	the Chairman of the Woodside Board from time to time

Chaoyang	Chaoyang Petroleum (Trinidad) Block 2C Limited

Chevron	Chevron Corporation and / or any one or more of its subsidiaries, as the context requires

China LNG JV	the joint venture that is responsible for supplying LNG to the Guangdong Dapeng LNG Project in China

CNOOC	CNOOC Limited and / or any one or more of its subsidiaries, as the context requires

Company	see “Woodside”

Computershare UK	the operator of the CSN Facility being Computershare Investor Services Plc

Conditions	the conditions precedent to Implementation as set out in the Share Sale Agreement and as detailed in Section 10.3.1

Corporations Act	Corporations Act 2001 (Cth)

CREST	the relevant system in respect of which Euroclear UK & International Limited is the operator (as defined in the CREST Regulations)

CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended

CSN	Corporate Sponsored Nominee

CSN Agreement	the agreement in relation to nominee service between Computershare UK and Woodside, summarised in Section 10.6.2, pursuant to which Computershare UK will provide the CSN Facility to CSN Participants

CSN Facility

the facility arranged by Woodside with Computershare UK to enable certain Shareholders to receive their interests in Woodside Shares in a form which will enable them to trade those shares and admit the shares to trading on the LSE, as described Section 10.6.2

CSN Participant	a participant in the CSN Facility

Custodian	Computershare Clearing Pty Limited (ABN 16 063 826 228) or a subsidiary or third party appointed by the UK Depositary to provide the custody services

Depositary Interests	the dematerialised depositary interests issued by the UK Depositary in respect of the underlying Woodside Shares

Directors or Woodside Directors	the directors of Woodside from time to time, who, as at the Implementation Date, are expected to be those set out in Section 6.7

Distribution Record Date	the time determined by the BHP Board as the date for determining BHP Shareholders’ entitlement to the distribution of the Share Consideration

DRP	dividend reinvestment plan

DRP Shares	Woodside Shares issued to Woodside Shareholders on account of their participation in the dividend reinvestment plan conducted by Woodside

Effective Time	11:59 pm (Melbourne time) on 30 June 2021, being the effective time of the Merger

EIP	the Executive Incentive Plan

EIS	the Executive Incentive Scheme

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Eligible BHP Shareholder

a BHP Shareholder whose address is shown in the BHP Register (as determined by BHP), on the Distribution Record Date as being in one of the following jurisdictions:

•  Australia, Canada, Chile, France, Germany, Ireland, Italy, Japan, Jersey, Luxembourg, Malaysia, New Zealand, Netherlands, Norway, Singapore, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and the United States; and

•  any other jurisdiction in respect of which BHP determines (acting reasonably and following consultation with Woodside) that it is not prohibited or unduly onerous or impractical to transfer or distribute New Woodside Shares to the BHP Shareholders in those jurisdictions.

and certain South African BHP Shareholders who validly elect to receive New Woodside Shares in accordance with arrangements to be outlined by BHP

Employees	the employees of Woodside from time to time

Equity Award Rules	the rules approved by the Woodside Board in February 2018 that govern offers of incentive securities to eligible employees

ESG	environmental, social and governance

Exchange Act	the U.S. Securities Exchange Act of 1934, as amended

Exclusivity Period	the period between the date of the Share Sale Agreement and the earlier of Completion (as defined in the Share Sale Agreement) and termination of the Share Sale Agreement)

Executive Leadership Team	Woodside’s executive leadership team (including the Executive Director) whose members, as at the Implementation Date, are expected to be those set out in Section 6.7

Existing Woodside Shareholders	Woodside Shareholders prior to Implementation

Existing Woodside Shares	the Woodside Shares on issue prior to Implementation

ExxonMobil	Exxon Mobil Corporation and / or any one or more of its subsidiaries, as the context requires

FAR	Fixed Annual Reward

FCA	the Financial Conduct Authority

FIRB	the Foreign Investment Review Board

FSMA	the Financial Services and Markets Act 2000, as amended

FY	(a) with respect to BHP Petroleum, its financial year ended 30 June; and (b) with respect to Woodside, its financial year ended 31 December

GIP	Global Infrastructure Partners

Greater Sunrise	the Greater Sunrise Project, which comprises the Sunrise and Troubadour gas and condensate fields, collectively known as Greater Sunrise, located between Australia and Timor-Leste

Gresham	Gresham Advisory Partners Limited

GST	goods and services tax

Hess	Hess Corporation and / or any one or more of its subsidiaries, as the context requires

Historical Financial Information

the historical financial information of Woodside and the historical financial information of BHP Petroleum, being the financial statements and the accompanying notes contained in this Merger Explanatory Memorandum, as referred to in Section 5.7

Historical Financial Information Period	the period covered by the Historical Financial Information

HSR Act	the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended

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IFRS	International Financial Reporting Standards

Implementation	completion of the Merger pursuant to the Share Sale Agreement

Implementation Date	the date on which Implementation occurs

Independent Expert	KPMG, being the independent expert appointed by Woodside

Independent Expert Report

the report issued by the Independent Expert assessing the Merger from the perspective of Woodside Shareholders, including the Independent Technical Specialist Report completed by Gaffney Cline & Associates Limited annexed thereto

Independent Technical Specialist or Gaffney Cline	Gaffney Cline & Associates Limited

Independent Technical Specialist Report	the report issued by the Independent Technical Specialist and annexed to the Independent Expert Report

Ineligible Foreign BHP Shareholders	BHP Shareholders who are not Eligible BHP Shareholders

Inpex	Inpex Corporation and / or any one or more of its subsidiaries, as the context requires

IRS	the U. S. Internal Revenue Service

ISIN	International Securities Identification Number

ITSA or Integration and Transition Services Agreement	the Integration and Transition Services Agreement between BHP and Woodside dated 22 November 2021

Key Management Personnel or KMP

key management personnel, which refers to, under Australian law, those persons having authority and responsibility for planning directing and controlling the activities of an entity, directly or indirectly, including any director (whether executive or otherwise) of that entity

KPI	key performance indicator

KPMG	KPMG Financial Advisory Services (Australia) Pty Ltd

KUFPEC	Kuwait Foreign Petroleum Exploration Company K.S.C. and / or any one or more of its subsidiaries, as the context requires

Last Practicable Date	24 March 2022

LEI	Legal Entity Identifier

Locked Box Payment	has the meaning given in the Share Sale Agreement, being in general terms the net cash flow of BHP Petroleum (subject to various adjustments) as calculated in accordance with the Share Sale Agreement

London Stock Exchange or LSE	London Stock Exchange plc, a public limited company incorporated in England & Wales with company number 02075721 and having its registered office at 10 Paternoster Square, London EC4M 7LS

LSE Listing Rules	the listing rules made by the FCA under section 73A of FSMA

Main Market	the Main Market for listed securities of the London Stock Exchange

Meeting	the Woodside annual general meeting to be held at 10.00am (AWST) on 19 May 2022

Merged Group	the Group following Implementation, which will comprise Woodside and its subsidiaries (including BHP Petroleum)

Merged Group Board	the board of directors of the Merged Group

Merged Group Pro Forma Historical Cash Flows	Merged Group pro forma historical statement of cash flows for the year ended 31 December 2021

Merged Group Pro Forma Historical Financial Information

the pro forma historical information in relation to the Merged Group comprising Merged Group Pro Forma Historical Income Statement, Merged Group Pro Forma Historical Statement of Financial Position and Merged Group Pro Forma Historical Cash Flows

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Merged Group Pro Forma Historical Income Statement	Merged Group pro forma historical income statement for the year ended 31 December 2021

Merged Group Pro Forma Historical Statement of Financial Position	Merged Group pro forma historical statement of financial position as at 31 December 2021

Merger	the acquisition of BHP Petroleum by a member of Woodside Group pursuant to the Share Sale Agreement

Merger Consideration	the consideration payable by Woodside to BHP in respect of the Merger pursuant to the Share Sale Agreement, having the same meaning as “Purchase Price”

Merger Explanatory Memorandum	this explanatory memorandum accompanying the Notice of Meeting in relation to the Merger Resolution

Merger Resolution	the resolution 2 as set out in the Notice of Meeting.

MIMI	Japan Australia LNG (MIMI) Pty Ltd and / or any one or more of its subsidiaries, as the context requires

Mitsui	Mitsui E&P Australia Pty Ltd and / or any one or more of its subsidiaries, as the context requires

Morgan Stanley	Morgan Stanley & Co. International plc

MPRL	MPRL E&P Pte Ltd. and / or any one or more of its subsidiaries, as the context requires

Myanma Oil and Gas Enterprise	Myanma Oil and Gas Enterprise and / or any one or more of its subsidiaries, as the context requires

National Gas Company	The National Gas Company of Trinidad and Tobago and / or any one or more of its subsidiaries, as the context requires

NEDSP	the Non-Executive Director Share Plan

New Woodside ADSs	new Woodside ADSs issued in respect of New Woodside Shares

New Woodside Shares	Woodside Shares to be issued on Implementation as Share Consideration

Non-Executive Director	a non-executive director of Woodside from time to time who, as at the Implementation Date, are expected to be those set out in Section 6.7

Notice of Meeting	the notice of the Meeting.

NYSE	the New York Stock Exchange

NYSE Listing Rules	the listing rules of the NYSE

Official List	the Official List of the FCA

OPEC	the Organization of the Petroleum Exporting Countries

OPEC+	the OPEC group of 13 members and 10 of the world’s major non-OPEC oil-exporting nations

Performance Right	a right to receive a Woodside Shares (or, at the Woodside Board’s discretion, a cash equivalent). No amount is payable by the executive on the grant or vesting of a Performance Right

Permitted Equity Raise

a specified form of Woodside equity raise under the Share Sale Agreement, undertaken by Woodside after 17 August 2021, which may have the effect of increasing the number of Woodside Shares comprising the Share Consideration

Petrosen	Société Des Pétroles Du Sénégal and / or any one or more of its subsidiaries, as the context requires

Premium Listing	a listing on the premium segment of the Official List

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PRMS

2018 Petroleum Resources Management System approved by the Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE)/Society of Exploration Geophysicists (SEG)/Society of Petrophysicists and Well Log Analysts (SPWLA)/European Association of Geoscientists and Engineers (EAGE)

Pro Forma Financial Information	the pro forma information of the Merged Group and the accompanying notes contained in Section 7

Purchase Price

has the meaning given in the Share Sale Agreement, being the consideration payable by Woodside to BHP in respect of the Merger pursuant to the Share Sale Agreement (defined as the “Purchase Price” in the Share Sale Agreement) comprising:

•   the Share Consideration;

•   plus the Woodside Dividend Payment;

•   plus the Locked Box Payment (if payable by Woodside) or less the Locked Box Payment (if payable by BHP, in which case if the Locked Box Payment exceeds the Woodside Dividend Payment then BHP will pay Woodside the difference);

subject to adjustments in accordance with the Share Sale Agreement.

Put Option	BHP’s option to sell to Woodside its interests in the Scarborough, Jupiter and Thebe Projects on agreed terms and conditions pursuant to the Scarborough Put Option Deed

Relevant Small Parcel BHP Shareholder

a Small Parcel BHP Shareholder who validly elects (in accordance with the instructions to be issued by BHP) to have the New Woodside Shares to which they will be entitled (pursuant to the Merger and subsequent distribution of New Woodside Shares) sold by the Sale Agent under the sale facility.

Repsol	Repsol, S.A. and / or any one or more of its subsidiaries, as the context requires

Restricted Shares

Woodside Shares that are awarded to executives as the deferred component of their short-term award or as a part of their VAR under the EIS. No amount is payable by the executive on the grant or vesting of a Restricted Share

Restructure	the transfer out of BHP Petroleum of the Restructure Entities to members of the BHP Group which do not otherwise form part of BHP Petroleum

Restructure Entities

the following entities which hold non-oil and gas and/or legacy assets and operations BHP BK Limited, BHP Billiton Petroleum Great Britain Limited, BHP Mineral Resources Inc., BHP Copper Inc., Resolution Copper Mining LLC, BHP Resolution Holdings LLC, and BHP Capital Inc

RTSR	relative total shareholder return

Sale Agent

a nominee appointed by BHP following consultation with Woodside to receive and sell New Woodside Shares comprising the Share Consideration attributable to the Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders (if applicable)

Sangomar Oil Field Development	the greenfield Sangomar Oil Field Development Phase 1 Project offshore Senegal

Santos	Santos Limited and / or any one or more of its subsidiaries, as the context requires

SARB	South African Reserve Bank

Scarborough Put Option Deed	the ‘Put Option Deed’ dated 17 August 2021 between Woodside Energy Ltd, Woodside Energy Scarborough Pty Ltd and certain subsidiaries of BHP relating to the Scarborough, Jupiter and Thebe Projects

SDRT	UK stamp duty reserve tax

SEC	the U.S. Securities and Exchange Commission, an independent agency of the U.S. federal government

Section	a section of this Merger Explanatory Memorandum

Securities Act	the U.S. Securities Act of 1933, as amended

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Share Consideration

the number of New Woodside Shares to be issued as part of the Merger Consideration determined in accordance with the following formula:

A = ((48 / 52) X B) + C + D

where:

A is the number of Woodside Shares.

B is the agreed number of Woodside Shares at the Effective Time, being 970,598,757.

C is the Additional Share Consideration.

D is the number of Woodside Shares determined in accordance with the Share Sale Agreement as compensation for a Permitted Equity Issue (taking account of the issue price discount).

Share Sale Agreement	the Share Sale Agreement between Woodside and BHP dated 22 November 2021

Shareholder or Woodside Shareholder	a holder of Woodside Shares from time to time

Shell	Shell plc and / or any one or more of its subsidiaries, as the context requires

Small Parcel BHP Shareholders

BHP Shareholders (other than an Ineligible Foreign BHP Shareholder):

•   who are registered on the BHP Australian principal share register and hold 1,000 BHP shares or less or on the BHP depositary interest register and hold 1,000 BHP depositary interests or less;

•   whose registered address in the BHP Australian principal share register or BHP depositary interests register is in any of Australia, Canada, Chile, France, Germany, Ireland, Japan, Jersey, Luxembourg, Malaysia, New Zealand, Norway, Spain, Sweden, Switzerland, the United Arab Emirates and the United Kingdom; and

•   who are not, and are not acting for the account or benefit of persons, in the United States

SPE PRMS

the Petroleum Resources Management System, approved by the Society of Petroleum Engineers, the World Petroleum Council, the American Association of Petroleum Geologists, the Society of Petroleum Evaluation Engineers, the Society of Exploration Geophysicists, the Society of Petrophysicists and Well Log Analysts, and the European Association of Geoscientists and Engineers in June 2018, and which provides a set of standards and guidance to estimate, classify and categorise petroleum resources

Special Dividend	has the meaning given in Section 9.2.1

Standard Listing	a listing on the standard segment of the Official List

Superior Proposal

a bona fide Woodside Competing Proposal which the Woodside Board, acting in good faith, and after receiving written legal advice from its legal advisor and written advice from its financial advisor, determines:

•   is reasonably capable of being valued and completed in a reasonable timeframe and substantially in accordance with its terms; and

•   would, if completed substantially in accordance with its terms, be reasonably likely to be more favourable to Woodside Shareholders (as a whole) than the Merger,

in each case taking into account all terms and conditions and other aspects of the Woodside Competing Proposal (including any timing considerations, any conditions precedent, the identity, expertise, reputation and technical and financial capacity of the proponent or other matters affecting the probability of the Woodside Competing Proposal being completed) and of the Merger.

T&T	the Republic of Trinidad and Tobago

UK Depositary	Computershare Investor Services plc in its capacity as depositary appointed for the holders of Depositary Interests

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UK Nominee

Computershare Company Nominees Limited or one of Computershare Investor Services plc’s group companies which may be nominated by it to provide the services, in its capacity as nominee in respect of the CSN Facility

U.S. GOM	United States Gulf of Mexico

U.S. Registration Statements

Woodside’s registration statement on Form F-4 in respect of the registration of the distribution of the New Woodside Shares and Woodside’s registration statement on Form F-6 in respect of the registration of the New Woodside ADSs under U.S. securities laws

VAR	Variable Annual Reward

Variable Pay Right or VPR

a right to receive a fully paid Woodside Share (or, at the Woodside Board’s discretion, a cash equivalent), of a type granted under the EIP prior to 2018. No amount is payable by the executive on the grant or vesting of a Variable Pay Right

VWAP	volume weighted average price

WA	Western Australia

Wood Mackenzie	Wood Mackenzie (Australia) Pty Ltd

Woodside	Woodside Petroleum Ltd (to be renamed Woodside Energy Group Ltd, subject to approval by Woodside Shareholders at the Meeting) ACN 004 898 962

Woodside Group or Group

Woodside and its subsidiaries, which, following Implementation, will include BHP Petroleum, and a reference to ‘Woodside Group Member’ or a ‘member of the Woodside Group’ is to Woodside or any of its subsidiaries

Woodside Annual Report 2021	Woodside’s annual report (including financial report) for the financial year ended 31 December 2021

Woodside ADSs	American Depositary Receipts representing Woodside Shares; each Woodside ADS represents one Woodside Share

Woodside Board	see “Board”

Woodside Competing Proposal

a proposal which, if entered into or completed, would result in a party other than BHP directly or indirectly:

•   acquiring Woodside or a substantial part of its business or assets (or would result in a similar outcome); or

•   acquiring a relevant interest (as defined by the Corporations Act) in 15% or more of Woodside Shares,

or which would require Woodside to abandon or not proceed with the Merger

Woodside Constitution	the constitution of Woodside, as amended or replaced from time to time

Woodside Deposit Agreement	the Amended and Restated Deposit Agreement, between Woodside and Citibank, N.A., dated 11 February 2015, which will be amended in connection with the Merger

Woodside Depositary	Citibank, N.A., the depositary bank for the Woodside ADSs

Woodside Directors	see “Directors”

Woodside Dividend	each dividend declared by Woodside that has a record date that occurs following the Effective Time, but prior to Implementation

Woodside Dividend Payment

the aggregate amount of all dividend payments in respect of all Woodside Dividends (excluding franking credits) where the dividend payment for each Woodside Dividend is the amount equal to:

(1) the Equity Ratio (as defined in the Share Sale Agreement) at the time the Woodside Dividend is paid multiplied by the total amount of that Woodside Dividend (in respect of all Woodside Shares); less

(2) the value of the Woodside Shares issued under Woodside’s dividend reinvestment plan after the Effective Time, determined in accordance with the Share Sale Agreement

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Woodside Register	the register of members of Woodside maintained under the Corporations Act

Woodside Share Registry	Computershare Investor Services Pty Limited

Woodside Shareholder	see “Shareholder”

Woodside Shareholder Approval	approval of the Merger Resolution by Woodside Shareholders

Woodside Shares or Shares	fully paid ordinary shares in the capital of Woodside

11.2        Glossary of technical and financial terms

$, $m	U.S. dollars unless otherwise stated, millions of U.S. dollars

1P	Proved reserves

2C	Best Estimate of Contingent resources

2P	Proved plus Probable reserves

A$	Australian dollars

APPEA	Australian Petroleum Production & Exploration Association

Appraisal well	a well drilled to follow up a discovery and evaluate its commercial potential

Average unit cash sales

average unit cash cost of sales includes production costs, cost of royalty and excise, shipping and direct sales costs, carbon costs and insurance; excludes exploration and evaluation, general administrative and other costs, depreciation and amortisation, PRRT and income tax

AEST	Australian Eastern Standard Time

APU	Australian Production Unit

AWST	Australian Western Standard Time

Brent	Intercontinental Exchange (ICE) Brent Crude deliverable futures contract (oil price)

Cash margin	revenue from sale of produced hydrocarbons less production costs, royalties and excise, insurance and shipping and direct sales costs, divided by revenue from sale of produced hydrocarbons

CHF	Swiss francs

Condensate	hydrocarbons that are gaseous in a reservoir but that condense to form liquids as they rise to the surface

cps	cents per share

Dated Brent	pricing marker for physical cargo of North Sea Brent light crude oil, which has been allocated a specific forward-loading date

EBIT	calculated as a profit before income tax, PRRT and net finance costs

EBITDA	calculated as a profit before income tax, PRRT, net finance costs, depreciation and amortisation and impairment

EBITDAX	calculated as a profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment and exploration and evaluation expense

EPS	earnings per share

Equity lifted LNG	the proportion of LNG which Woodside is entitled to lift and sell, in its own right, as a result of its participating interest in the relevant project

FID	final investment decision

Flaring	the controlled burning of gas found in oil and gas reservoirs

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FPSO	floating production storage and offloading

FPU	floating production unit

Free cashflow	cashflow from operating activities less cashflow from investing activities

FVLCD	fair value less costs to dispose

FX	foreign exchange

GDP	gross domestic product

Gearing	net debt divided by the sum of Net debt and equity attributable to the equity holders of the relevant entity, expressed as a percentage

GPA	gas processing agreement

Gross margin	gross profit divided by operating revenue. Gross profit excludes income tax, PRRT, net finance costs, other income and other expenses

GSPA	gas sale and purchase agreement

GWF	Greater Western Flank

H1, H2	halves of the calendar year (H1 is 1 January to 30 June and H2 is 1 July to 31 December)

HSEQ	health, safety and environment and quality

Infill well	a well drilled for the purpose of increasing production

ISO	International Organisation for Standardisation

JCC	Japanese Crude Cocktail, being the average price of customs-cleared crude oil imports into Japan as reported in customs statistics

JV	joint venture

KGP	Karratha Gas Plant

Liquidity	a financial term, calculated as the sum of cash on hand and undrawn committed debt facilities

LNG	liquefied natural gas

LPG	liquefied petroleum gas

LTIF	lost time injury frequency

MCF	thousand cubic feet

MOU	memorandum of understanding

Net debt	total debt and lease liabilities less cash and cash equivalents

NGL	natural gas liquids

NOC	government-backed national oil company

NOPSEMA	National Offshore Petroleum Safety and Environmental Management Authority

NOPTA	National Offshore Petroleum Titles Administrator

NPAT	net profit after tax

NWS	North West Shelf

OPEC	Organization of Petroleum Exporting Countries

ORO	other resource owners

PEP	petroleum exploration permit

Platts JKM

Platts JKM is the Liquefied Natural Gas (LNG) benchmark price assessment for spot physical cargoes and reflects the spot market value of cargoes delivered ex-ship (DES) into Japan, South Korea, China and Taiwan.

PRRT	Petroleum Resources Rent Tax

PSC	production sharing contract

PSE	process safety event

Q1, Q2, Q3, Q4	quarters of the calendar year (Q1 is 1 January to 31 March, Q2 is 1 April to 30 June, Q3 is 1 July to 30 September, Q4 is 1 October to 31 December)

RAP	Woodside’s Reconciliation Action Plan

Return on equity	return on shareholder funds is calculated as NPAT (excluding non-controlling interests) divided by equity attributable to the equity holders of the parent

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RFSU	ready for start-up

ROACE	return on average capital employed, calculated as EBIT divided by average non-current liabilities and average equity attributable to equity holders of the parent

RSSD	Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore

Spudded	commenced well-drilling process

Tier 1 PSE	a typical Tier 1 process safety event is loss of containment of hydrocarbons greater than 500 kg (in any one-hour period)

Tier 2 PSE	a typical Tier 2 process safety event is loss of containment of hydrocarbons greater than 50 kg but less than 500 kg (in any one-hour period)

TRIR	total recordable injury rate. The number of recordable injuries (fatalities, lost workday cases, restricted workday cases and medical treatment cases) per 1,000,000 work hours

TSR	total shareholder return

Unit production	production cost ($ million) divided by production volume (MMboe)

U.S. or United States	United States of America

USD	United States dollars

WTI	West Texas Intermediate, a grade of light sweet crude oil used as benchmark pricing in the United States

Units of measure

bbl	barrel

bbl/d	barrels per day

Bcf	billion cubic feet

boe	barrel of oil equivalent

CO2-e	carbon dioxide equivalent

kbbl/d	kilobarrel per day

kPa	thousand Pascals

km	kilometres

kt	thousand tonnes

MMbbl	million barrels

MMbbl/d	million barrels per day

MMboe	million barrels of oil equivalent

MMBtu	million British thermal units

MMscf	million standard cubic feet

MMscf/d	million standard cubic feet per day

MPa	million Pascals

Mtpa	million tonnes per annum

psi	pounds per square inch

PJ	petajoule

t	tonnes

Tcf	trillion cubic feet

TJ	terajoules

Conversion factors[62]

Product	Factor	Conversion factors

Pipeline natural gas	1 TJ	163.6 boe

[62]

Minor changes to some conversion factors can occur over time due to gradual changes in the process stream. Except as otherwise disclosed, the following conversion factors are applied in this Merger Explanatory Memorandum.

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Liquefied natural gas (LNG)	1 tonne	8.9055 boe

Condensate	1 bbl	1.000 boe

Oil	1 bbl	1.000 boe

Liquefied petroleum gas (LPG)	1 tonne	8.1876 boe

Natural gas	1 MMBtu	0.1724 boe

Dry gas	1 MMboe	5.7 Bcf

11.3         Interpretation

A list of defined terms used in this Merger Explanatory Memorandum is set out in Section 11.1. A list of defined technical terms and conversions used in this Merger Explanatory Memorandum is set out in Section 11.2.

References to the singular in this Merger Explanatory Memorandum include the plural and vice versa, where the context so requires. All references to time in this Merger Explanatory Memorandum are to AWST unless otherwise stated.

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12	Annexures

Annexure 1: Independent Limited Assurance Report

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Ernst & Young 11 Mounts Bay Road Perth WA 6000 Australia GPO Box M939 Perth WA 6843	Tel: +61 8 9429 2222 Fax: +61 8 9429 2436 ey.com/au

8 April 2022

The Board of Directors

Woodside Petroleum Ltd

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

Dear Directors

PART 1 – INDEPENDENT LIMITED ASSURANCE REPORT ON PRO FORMA HISTORICAL FINANCIAL INFORMATION

1.	Introduction

We have been engaged by Woodside Petroleum Ltd (“Woodside”) to report on the Merged Group pro forma historical financial information of Woodside and its subsidiaries (including BHP Petroleum International Pty Ltd and its subsidiaries, presented on a post-Restructure basis and excludes the Restructure Entities (“BHP Petroleum”)) for inclusion in the Merger Explanatory Memorandum dated on or about 8 April 2022 (“Explanatory Memorandum”) and issued by Woodside in respect of the acquisition of BHP Petroleum by a member of Woodside pursuant to the Share Sale Agreement between Woodside and BHP Group Ltd dated 22 November 2021 (the “Transaction”).

Expressions and terms defined in the Explanatory Memorandum have the same meaning in this report.

2.	Scope

Pro Forma Historical Financial Information

You have requested Ernst & Young to review the following pro forma historical financial information of Woodside and its subsidiaries (including BHP Petroleum) (hereafter, the “Merged Group”):

The Merged Group pro forma historical income statement for the year ended 31 December 2021 as set out in Section 7.3 of the Explanatory Memorandum;

The Merged Group pro forma historical statement of financial position as at 31 December 2021 as set out in of Section 7.4 of the Explanatory Memorandum; and

The Merged Group pro forma historical statement of cash flows for the year ended 31 December 2021 as set out in Section 7.5 of the Explanatory Memorandum.

(Hereafter the ”Merged Group Pro Forma Historical Financial Information”).

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

The Merged Group Pro Forma Historical Financial Information for the year ended 31 December 2021 has been derived from the:

i)	Woodside financial statements set out in the Woodside 2021 Annual Report;
ii)

BHP Petroleum Historical Financial Information for the year ended 30 June 2021 as outlined in Appendix 12.3 adjusted to exclude the financial performance and cashflows for the six months from 1 July 2020 to 31 December 2020 and include the financial performance and cash flows for the six months from 1 July 2021 to 31 December 2021 based on the information in the BHP Petroleum Historical Financial Information for the six months ended 31 December 2021 and 31 December 2020 respectively;

iii)

adjusted for the effects of pro forma adjustments described in described in Note (a) of Section 7.3 for the Merged Group Pro Forma Historical Income Statements, Note (a) of Section 7.4 for the Merged Group Pro Forma Historical Statement of Financial Position and Note (a) of Section 7.5 for Merged Group Pro Forma Historical Cash Flows respectively.

The Merged Group Pro Forma Historical Financial Information has been prepared in accordance with the stated basis of preparation, being the recognition and measurement principles contained in Australian Accounting Standards (“AAS”) other than that it includes adjustments which have been prepared in a manner consistent with AAS that reflect (i) the recognition of certain items in periods different from the applicable period under AAS, (ii) the exclusion of certain transactions that occurred in the relevant periods, and ((iii) the impact of certain transactions as if they occurred as at 31 December 2021 for the pro forma historical statement of financial position and from 1 January 2021 for the pro forma historical income statement and cash flows.

Due to its nature, the Merged Group Pro Forma Historical Financial Information does not represent the Merged Group’s actual or prospective financial position, financial performance, and/or cash flows.

The Merged Group Pro Forma Historical Financial Information is presented in the Explanatory Memorandum in an abbreviated form, insofar as it does not include all of the presentation and disclosures required by Australian Accounting Standards and other mandatory professional reporting requirements applicable to general purpose financial reports prepared in accordance with the

Corporations Act 2001.

3.	Directors’ responsibility

The directors of Woodside (the “Directors”) are responsible for the preparation and presentation of the Merged Group Pro Forma Historical Financial Information, including the basis of preparation, selection and determination of pro forma adjustments made to the Historical Financial Information and included in the Merged Group Pro Forma Historical Financial Information. This includes responsibility for such internal controls as the Directors determine are necessary to enable the preparation of Merged Group Pro Forma Historical Financial Information that is free from material misstatement, whether due to fraud or error.

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

4.	Our responsibility

Our responsibility is to express a limited assurance conclusion on the Merged Group Pro Forma Historical Financial Information based on the procedures performed and the evidence we have obtained.

We have conducted our engagement in accordance with the Standard on Assurance Engagements ASAE 3450 Assurance Engagements involving Corporate Fundraisings and/or Prospective Financial Information.

Our limited assurance procedures consisted of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other limited assurance procedures. A limited assurance engagement is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain reasonable assurance that we would become aware of all significant matters that might be identified in a reasonable assurance engagement. Accordingly, we do not express an audit opinion.

Our engagement did not involve updating or re-issuing any previously issued audit or limited assurance reports on any financial information used as a source of the Merged Group Pro forma Historical Financial Information.

5.	Conclusions

Merged Group Pro Forma Historical Financial Information

Based on our limited assurance engagement, which is not an audit, nothing has come to our attention that causes us to believe that the Pro Forma Historical Financial Information of the Merged Group comprising:

The Merged Group pro forma historical income statement for the year ended 31 December 2021 as set out in section 7.3 of the Explanatory Memorandum;

The Merged Group pro forma historical statement of financial position as at 31 December 2021 as set out in Section 7.4 of the Explanatory Memorandum; and

The Merged Group pro forma historical statement of cash flows for the year ended 31 December 2021 as set out in Section 7.5 of the Explanatory Memorandum,

Is not presented fairly, in all material respects, in accordance with the stated basis of preparation, as described in Section 7.2 of the Explanatory Memorandum.

6.	Restriction on use

Without modifying our conclusions, we draw attention to Section 7.2 of the Explanatory

Memorandum, which describes the purpose of the Financial Information. As a result, the Merged Group Pro forma Historical Financial Information may not be suitable for use for another purpose.

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

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Liability limited by a scheme approved under Professional Standards Legislation

Annexure 2: BHP Petroleum Historical Financial Information

a) HISTORICAL FINANCIAL INFORMATION FOR HALF-YEAR ENDED 31 DECEMBER 2021

b) HISTORICAL FINANCIAL INFORMATION FOR YEARS ENDED 30 JUNE 2021, 2020 AND 2019

P a g e  178 | 180

BHP Petroleum Assets

Combined Financial Statements as of and

for the Half Year Ended 31 December 2021

BHP Petroleum Assets

BHP Petroleum Assets

Combined statement of profit or loss and comprehensive income or loss for the half year ended 31 December 2021

	Notes	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Revenue	2	3,198	1,602
Other income	3	172	20
Expenses excluding net finance costs	3	(1,761)	(1,816)
Loss from equity accounted investments	11	(1)	(5)

Profit/(loss) from operations		1,608	(199)

Finance expense		(124)	(277)
Finance income		6	39

Net finance costs		(118)	(238)

Profit/(loss) before taxation		1,490	(437)

Income tax (expense)/income	4	(870)	34
Royalty - related taxation (net of income tax benefit)	4	(37)	16

Total taxation (expense)/income		(907)	50

Profit/(loss) after taxation		583	(387)

Other comprehensive income or loss
Items that may be reclassified subsequently to the income statement:
Exchange fluctuations on transactions of foreign operations taken to equity		1	-

Total items that may be reclassified subsequently to the income statement		1	-

Total other comprehensive loss		1	-

Total comprehensive income/(loss)		584	(387)

The accompanying notes form part of these half year financial statements.

BHP Petroleum Assets

Combined statement of financial position as at 31 December 2021

	Notes	31 Dec 2021 US$M	30 June 2021 US$M
ASSETS
Current assets
Cash and cash equivalents	9	992	776
Trade and other receivables	5	1,230	908
Receivables from BHP Group	9,12	10,852	5,526
Inventories		278	307
Current tax assets		69	130
Other		14	9

Total current assets		13,435	7,656

Non-current assets
Trade and other receivables	5	201	157
Other financial assets	9	37	52
Property, plant and equipment		11,226	11,854
Intangible assets		63	78
Net investments and funding of equity accounted investments	11	246	253
Deferred tax assets		1,947	2,182
Other		3	3

Total non-current assets		13,723	14,579

Total assets		27,158	22,235

LIABILITIES
Current liabilities
Trade and other payables	6	952	919
Payables to BHP Group	9,12	12,552	2,001
Interest bearing liabilities		38	35
Other financial liabilities	9	60	9
Current tax payable		312	280
Closure and rehabilitation provisions	7	144	141
Other provisions	8,10	216	315
Deferred income		16	14

Total current liabilities		14,290	3,714

Non-current liabilities
Non-current tax payable		69	14
Payables to BHP Group	9,12	-	10,347
Interest bearing liabilities		219	234
Closure and rehabilitation provisions	7	3,760	3,816
Deferred tax liabilities		465	610
Other provisions	8,10	341	344
Deferred income		40	44

Total non-current liabilities		4,894	15,409

Total liabilities		19,184	19,123

Net assets		7,974	3,112

EQUITY		7,974	3,112

The accompanying notes form part of these half year financial statements.

2

BHP Petroleum Assets

Combined statement of cash flows for the half year ended 31 December 2021

	Half year Ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Operating activities
Profit/(loss) before taxation	1,490	(437)
Adjustments for:
Depreciation and amortisation expense	1,047	890
Impairments of property, plant and equipment and intangible assets	210	61
Net finance costs	118	238
Share of operating loss of equity accounted investments	1	5
Other	(215)	(51)
Changes in assets and liabilities:
Trade and other receivables	(630)	(122)
Inventories	29	(52)
Trade and other payables	74	25
Provisions and other assets and liabilities	(144)	(97)

Cash generated from operations	1,980	460

Dividends received	8	10
Net interest paid	(104)	(119)
Income taxes paid (including royalty taxes)	(496)	(245)

Net operating cash flows	1,388	106

Investing activities
Purchases of property, plant and equipment	(556)	(498)
Exploration expenditure	(131)	(14)
Investment in subsidiaries, operations and joint operations, net of cash	-	(482)
Net investment and funding of equity accounted investments	(2)	(1)
Other investing	-	(26)
Proceeds from sale of assets	146	41

Net investing cash flows	(543)	(980)

Financing activities
Lease payments	(18)	(19)
Repayments of long-term borrowing to BHP Group	-	(3,994)
Net other financing with BHP Group	(633)	4,869
Currency valuation change	23	(90)

Net financing cash flows	(628)	766

Net increase/(decrease) in cash and cash equivalents	217	(108)
Cash and cash equivalents, net of overdrafts at the beginning of the period	776	325
Foreign currency exchange rate changes on cash and cash equivalents	(1)	-

Cash and cash equivalents, net of overdrafts at the end of the period	992	217

The accompanying notes form part of these half year financial statements.

3

BHP Petroleum Assets

Combined statement of changes in equity for the half year ended 31 December 2021

	Share capital (1) US$M	Retained earnings US$M	Foreign currency translation reserve US$M	Total equity US$M
Balance as at 1 July 2021	15,234	(15,610)	3,488	3,112
Total comprehensive income/(loss)	-	583	1	584
Deemed contributions from BHP Group	-	4,278	-	4,278

Balance as at 31 December 2021	15,234	(10,749)	3,489	7,974

Balance as at 1 July 2020	15,234	(13,997)	3,487	4,724
Total comprehensive loss	-	(387)	-	(387)
Deemed distributions to BHP Group	-	(1,252)	-	(1,252)

Balance as at 31 December 2020	15,234	(15,636)	3,487	3,085

(1)	Number of shares outstanding of BHP Petroleum International Pty Ltd (Parent of BHP Petroleum) for the reporting periods ended 31 December 2021 and 2020 were 18,876,136,568.

The accompanying notes form part of these half year financial statements.

4

BHP Petroleum Assets

Notes to the Combined Financial Statements

1. Organisation and summary of significant accounting policies

Organisation

BHP Petroleum Assets are a subset of certain entities wholly owned by BHP Group Limited. The subset of entities primarily represents BHP Group Limited’s interests in its petroleum businesses, whose principal activities are the exploration, development and production of oil and gas. These petroleum businesses comprise of oil and gas assets located in the United States (US), Gulf of Mexico, Australia, Trinidad and Tobago, Algeria and Mexico and appraisal and exploration options in Trinidad and Tobago, central and western US Gulf of Mexico, eastern Canada, Egypt and Barbados. The purpose of these non-statutory half year combined financial statements is to provide general purpose historical financial information of the BHP Petroleum Assets for inclusion in listing documents to be issued by Woodside Petroleum Limited, which has entered into a share sale agreement to combine with BHP Petroleum Assets (Proposed Transaction).

These half year combined financial statements include financial information that is limited to the legal entities carved out (BHP Petroleum) from BHP Group Limited (BHP Group), in connection with the Proposed Transaction. BHP Petroleum consists of BHP Petroleum International Pty Ltd and the entities it controls, except for the following entities:

•	BHP BK Limited

•	BHP Billiton Petroleum Great Britain Limited

•	BHP Mineral Resources Inc.

•	BHP Copper Inc. and its subsidiaries

•	BHP Capital Inc.

BHP Petroleum International Pty Ltd, the Parent of BHP Petroleum, is a proprietary limited company domiciled in Western Australia, Australia. The registered office of BHP Petroleum International Pty Ltd is 125 St Georges Terrace, Perth WA 6000.

Ultimate group company

BHP Group Limited, a company incorporated in the state of Victoria, Australia, is the ultimate Parent company. Copies of the ultimate Parent company’s financial statements are available from BHP Centre, 171 Collins Street, Melbourne Victoria 3000, Australia.

Basis of presentation

The combined financial statements for the half year ended 31 December 2021 are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB). The half year combined financial statements represent a ‘condensed set of financial statements’ and do not include all of the information required for a full annual report and are to be read in conjunction with the most recent audited fiscal year BHP Petroleum financial statements.

The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent audited annual financial statements.

All amounts are expressed in US dollars unless otherwise stated. BHP Petroleum’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this half year financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

5

BHP Petroleum Assets

Notes to the Combined Financial Statements

At 31 December 2021 BHP Petroleum had net amounts payable to BHP Group of US$1,700 million. Under the terms of the Share Sale Agreement, between BHP Group and Woodside Petroleum Limited, intra-group funding arrangements are required to be repaid or otherwise eliminated. BHP Petroleum expects to settle intercompany balances with BHP Group either as a capital injection or loan forgiveness neither of which will involve an outflow of cash in order to satisfy the terms of the Share Sale Agreement. BHP Petroleum has made an assessment of its ability to continue as a going concern over the period to 4 March 2023 (the going concern period) and believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the financial statements continue to be prepared on a going concern basis.

2. Revenue

The following table provides a summary of BHP Petroleum’s revenue by geographic location:

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Australia	761	501
North America	1,025	454
United Kingdom	-	15
Rest of Europe	113	79
Japan	270	167
South Korea	38	16
China	35	38
Other Asia	763	265
Rest of World	193	67

Total revenue	3,198	1,602

6

BHP Petroleum Assets

Notes to the Combined Financial Statements

The following table provides a summary of BHP Petroleum’s revenue by asset:

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Australia Production Unit (1)	225	123
Bass Strait	775	478
North West Shelf	865	402
Atlantis	517	212
Shenzi	326	137
Mad Dog	157	88
Trinidad and Tobago	206	68
Algeria	108	75
Third-party products	6	3
Other	13	16

Total revenue	3,198	1,602

(1)	Australia Production Unit includes Macedon and Pyrenees.

The following table provides a summary of BHP Petroleum’s revenue by product:

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Crude oil	1,656	772
Gas	1,334	712
Natural gas liquids	183	93
Other	25	25

Total revenue	3,198	1,602

Revenue consists of revenue from contracts with customers of US$3,187 million (31 December 2020: US$1,583 million) and other revenue of US$11 million (31 December 2020: US$19 million).

7

BHP Petroleum Assets

Notes to the Combined Financial Statements

3.    Expenses and other income

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Employee benefits expense:
Wages, salaries and redundancies	147	183
Employee share awards	11	17
Pension and other post-retirement obligations	30	32
Less employee benefits expense classified as exploration and evaluation expenditure	(31)	(48)
Changes in inventories of finished goods	12	(9)
Raw materials and consumables used	57	45
Freight and transportation	62	40
External services	274	302
Third-party commodity purchases	7	3
Net foreign exchange losses	(5)	32
Government royalties paid and payable	119	44
Exploration and evaluation and expenditure incurred and expensed in the period	112	181
Depreciation and amortisation expense	1,047	890
Fair value change on derivatives	32	1
Net impairments:
Property, plant and equipment (1)	210	57
Intangible assets	-	4
Other expenses (2)	(323)	42

Total expenses	1,761	1,816

Dividend income	1	5
Gain from sell-down of Scarborough interest (3)	104	-
Other income (4)	67	15

Total other income	172	20

(1)

At 31 December 2021, the overall recoverable amount of the Ruby operations in offshore Trinidad and Tobago was determined to be US$107 million, resulting in an impairment charge of US$210 million against property, plant and equipment. The valuation of Ruby is most sensitive to changes in reserves, with the impairment driven by revisions to estimated reserves resulting from technical analysis of well drilling results and performance following project completion in December 2021. Recoverable amount for the impairment assessment was determined based on Ruby’s value in use.

(2)	Half year ended 31 December 2021 includes US$355 million LNG underlift valuation movement.
(3)	Gain attributable to Final Investment Decision (FID) of the Scarborough project pursuant to the 2016 divestment of BHP Petroleum’s 25 per cent Scarborough Joint Venture interest to Woodside.
(4)	Other income includes boat charter, tax barrel income, tariff revenue, income from licensing agreements and sublease income.

8

BHP Petroleum Assets

Notes to the Combined Financial Statements

4.    Income tax

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Total taxation expense/(income) comprises:
Current tax expense	822	228
Deferred tax expense/(benefit)	85	(278)

	907	(50)

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Factors affecting income tax expense/(income) for the half year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit/(loss) before taxation	1,490	(437)

Tax expense/(benefit) at Australian prima facie tax rate of 30 per cent	447	(131)

Non-tax effected operating losses and capital gains	188	156
Tax effect of loss from equity accounted investments, related impairments and expenses	-	1
Amounts under provided in prior periods	55	65
Recognition of previously unrecognised tax assets	1	-
Foreign exchange adjustments	33	(87)
Impact of tax rates applicable outside of Australia	(3)	5
Other (1)	149	(43)

Income tax expense/(income)	870	(34)

Royalty-related taxation (net of income tax benefit)	37	(16)

Total taxation expense/(income)	907	(50)

(1)

Includes US$163 million tax expense related to the taxable gain on the disposal of Hamilton Oil Company Inc’s interest in BHP Billiton Petroleum Great Britain Limited, refer to Note 12 ‘Related party transactions’

9

BHP Petroleum Assets

Notes to the Combined Financial Statements

5.    Trade and other receivables

	31 Dec 2021 US$M	30 June 2021 US$M
Trade receivables	319	358
Joint operations partner receivables (1)	764	384
Value-added tax (VAT) and other tax related receivables	288	262
Other receivables	60	61

Total trade and other receivables	1,431	1,065

Comprising:
Current	1,230	908
Non-current	201	157

(1)	Joint operations partner receivables include production underlift positions and receivables for joint operations cash float arrangements.

6.    Trade and other payables

	31 Dec 2021 US$M	30 June 2021 US$M
Trade payables external	638	641
Other payables	314	278

Total trade and other payables	952	919

10

BHP Petroleum Assets

Notes to the Combined Financial Statements

7.    Closure and rehabilitation provisions

A reconciliation of the changes in the closure and rehabilitation provisions is shown in the following table:

	31 Dec 2021 US$M	30 June 2021 US$M
At the beginning of the period	3,957	3,595
Capitalised amounts for operating sites:
Change in estimate	13	131
Exchange translation	(71)	162
Adjustments charged/(credited) to the income statement for closed sites:
Change in estimate	(1)	17
Exchange translation	(6)	10
Other adjustments to the provision:
Amortisation of discounting impacting net finance costs	58	94
Acquisition of subsidiaries and operations	-	179
Divestment and demerger of subsidiaries and operations	-	(81)
Expenditure on closure and rehabilitation activities	(43)	(152)
Exchange variations impacting foreign currency translation reserve	(3)	2

At the end of the period	3,904	3,957

Comprising:
Current	144	141
Non-current	3,760	3,816

Operating sites	3,580	3,623
Closed sites	324	334

BHP Petroleum is required to rehabilitate sites and associated facilities at the end of, or in some cases, during the course of production, to a condition acceptable to the relevant authorities, at the time rehabilitation occurs, and in accordance with BHP Group’s environmental performance requirements as set out within the BHP Group Charter. The requirements of the relevant authorities vary by jurisdiction and are often non-prescriptive.

The key components of closure and rehabilitation activities are:

●	the removal of certain infrastructure associated with an operation

●	the return of disturbed areas to a safe, stable, productive and self-sustaining condition, consistent with agreed end use.

The recognition and measurement of closure and rehabilitation provisions requires the use of significant estimates and assumptions, including, but not limited to:

●	the extent (due to legal or constructive obligations) of potential activities required for the removal of infrastructure and rehabilitation activities

●	costs associated with future rehabilitation activities

●	applicable discount rates

●	the timing of cash flows and ultimate closure of operations.

11

BHP Petroleum Assets

Notes to the Combined Financial Statements

Many rehabilitation activities are expected to occur a number of years in the future and the precise requirements that will have to be met when the rehabilitation occurs is currently uncertain. Decommissioning technologies and costs are constantly changing, as are political, environmental, safety and public expectations.

Management determines the best estimate of future closure and rehabilitation cash flows by weighting a range of possible scenarios, including only partial removal of offshore infrastructure where BHP Petroleum believes it will be able demonstrate to the relevant regulators, that such an approach will result in better environmental, safety and asset integrity outcomes.

While the closure and rehabilitation provisions reflect management’s best estimates based on current knowledge and information, further studies and detailed analysis of the closure activities for individual assets will be performed as the assets near the end of their operational life and/or detailed closure plans are required to be submitted to, and agreed with, relevant regulatory authorities. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new restoration techniques, changes in regulatory requirements for rehabilitation, risks relating to climate change and the transition to a low carbon economy and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet.

8.    Other provisions

The disclosure below excludes closure and rehabilitation provisions (refer to Note 7 ‘Closure and rehabilitation provisions’), employee benefits, restructuring and post-retirement employee benefits provisions (refer to Note 10 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’).

A reconciliation of changes in other provisions for other liabilities is shown in the following table:

	31 Dec 2021 US$M	30 June 2021 US$M
At the beginning of the period	233	168
Charge/(credit) for the year:
Disposals	-	(1)
Underlying	9	122
Discounting	-	1
Exchange variations	(3)	6
Released during the period	(14)	(7)
Utilisation	(10)	(57)
Transfers and other movements	(2)	1

At the end of the period	213	233

Comprising:
Current	131	137
Non-current	82	96

12

BHP Petroleum Assets

Notes to the Combined Financial Statements

9.    Fair value measurement

All financial assets and financial liabilities are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate and subsequently carried at fair value or amortised cost. The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to fair values.

The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on BHP Petroleum’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The valuation techniques used by BHP Petroleum to measure fair value include the use of internally developed methodologies and models that result in management’s best estimate of fair value. Inputs used in the valuation include, but are not limited to, future commodity prices, market discount rates and consideration of risks specific to the asset or liability being fair valued.

If, at inception of a contract, the valuation cannot be supported by observable market data, any gain or loss determined by the valuation methodology is not recognised in the income statement but deferred on the balance sheet and is commonly known as ‘day-one gain or loss’. This deferred gain or loss is recognised in the income statement over the life of the contract until substantially all the remaining contract term can be valued using observable market data at which point any remaining deferred gain or loss is recognised in the income statement. Changes in valuation subsequent to the initial valuation at inception of a contract are recognised immediately in the income statement.

For financial assets and liabilities carried at fair value, BHP Petroleum uses the following to categorise the method used based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – Based on quoted process (unadjusted) in active markets for identical financial assets and liabilities

Level 2 – Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability

Level 3 – Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling

13

BHP Petroleum Assets

Notes to the Combined Financial Statements

For financial instruments that are carried at fair value on a recurring basis, BHP Petroleum determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

	IFRS 13 Fair value hierarchy Level	IFRS 9 Classification	31 Dec 2021 US$M	30 June 2021 US$M
Cash and cash equivalents		Amortised cost	992	776
Trade and other receivables		Amortised cost	1,431	1,065
Receivables from BHP Group		Amortised cost	10,852	5,526
Other financial assets (1)	3	Fair value through profit or loss	37	51

Total financial assets			13,312	7,418

Trade and other payables		Amortised cost	952	919
Payables to BHP Group		Amortised cost	12,552	12,348
Other financial liabilities	3	Fair value through profit or loss	60	9
Interest bearing liabilities		Amortised cost	257	269

Total financial liabilities			13,821	13,545

(1)	Includes US$ nil (30 June 2021: US$46 million) contingent consideration receivable and US$37 million (30 June 2021: US$5 million) derivatives embedded in physical commodity purchase contract.

The carrying value of Other financial assets and Other financial liabilities includes an embedded derivative resulting from a physical commodity (gas) purchase and sale contract in Trinidad and Tobago. The carrying value of the embedded derivative at 31 December 2021 was a net liability of US$23 million (30 June 2021: net liability of US$4 million).

The following table presents the impact of activity for financial instruments classified as Level 3 in the fair value hierarchy:

	31 Dec 2021 US$M	30 June 2021 US$M
Fair value at the beginning of the period	42	72
Losses recognised in income statement	(10)	(10)
Settlements	(55)	(20)

Net fair value at the end of the period	(23)	42

14

BHP Petroleum Assets

Notes to the Combined Financial Statements

10.  Employee benefits, restructuring and post-retirement employee benefits provisions

	31 Dec 2021 US$M	30 June 2021 US$M
Employee benefits provisions (1)	78	147
Restructuring provisions (2)	7	31
Post-retirement employee benefits provisions	259	248

Total provisions	344	426

Comprising:
Current	85	178
Non-current	259	248

(1)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.
(2)	Total restructuring provisions include provisions for terminations.

	Employee benefits (1) US$M	Restructuring (2) US$M	Post- retirement employee benefits US$M	Total US$M
As at 30 June 2021	147	31	248	426
Charge/(credit) for the year:
Underlying	47	1	12	60
Discounting	-	-	6	6
Net interest expense	-	-	(2)	(2)
Exchange variations	(1)	-	-	(1)
Released during the year	(1)	-	(10)	(11)
Utilisation	(114)	(25)	5	(134)

As at 31 December 2021	78	7	259	344

(1)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.
(2)	Total restructuring provisions include provisions for terminations.

BHP Petroleum contributed US$18 million during the half year ended 31 December 2021 (31 December 2020: US$19 million) to defined contribution plans and multi-employer defined contribution plans.

15

BHP Petroleum Assets

Notes to the Combined Financial Statements

11.Investments in associates

Ownership interest for BHP Petroleum’s investments in associates, which are operated in the US, are listed in the table below:

Associates	Principal activity	Reporting date	Ownership interest % (1)
Caesar Oil Pipeline Company LLC	Hydrocarbons transportation	31 December	25
Cleopatra Gas Gathering Company LLC	Hydrocarbons transportation	31 December	22
Marine Well Containment Company LLC	Oil spill services	31 December	10
(1)	Reflects BHP Petroleum’s ownership interest as at 31 December 2021 and 31 December 2020.

The following table summarises the financial information relating to each of BHP Petroleum’s significant equity accounted investments:

	Half year ended 31 Dec 2021 US$’000	Half year ended 31 Dec 2020 US$’000
Share of profit/(loss) of equity accounted investments:
Caesar Oil Pipeline Company LLC	3,694	2,325
Cleopatra Gas Gathering Company LLC	1,511	559
Marine Well Containment Company LLC	(6,523)	(7,412)

Share of loss of equity accounted investments	(1,318)	(4,528)

Dividends received	6,909	4,993
Contributions	(1,500)	(1,260)

12.  Related party transactions

Transactions with equity accounted investments

The following transactions took place during the half year with equity accounted investments:

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Purchases of goods/services	10	7
Dividends received	7	5

16

BHP Petroleum Assets

Notes to the Combined Financial Statements

Outstanding balances with related parties

	Equity Accounted Investments		BHP Group Entities
	31 Dec 2021 US$M	30 June 2021 US$M	31 Dec 2021 US$M	30 June 2021 US$M
Amounts receivable from BHP Group	-	-	10,852	5,526
Trade amounts owed to related parties	1	2	-	-
Amounts payable to BHP Group	-	-	12,552	12,348

BHP Petroleum has financing arrangements with BHP Group for short-term cash management. As at 31 December 2021 current amounts receivable from BHP Group related to these financing arrangements was US$10,852 million (30 June 2021: US$5,526 million). These amounts are included in Receivables from BHP Group on the balance sheet. During the half year ended 31 December 2021, BHP Petroleum entities Hamilton Oil Company Inc. and BHP Petroleum Investments (Great Britain) Pty Ltd sold their respective shareholdings in BHP Billiton Petroleum Great Britain Limited and BHP BK Limited for US$4.3 billion to BHP Group companies outside the Proposed Transaction boundary. As the disposed entities are outside of the Proposed Transaction boundary and excluded from the BHP Petroleum Assets financial statements, the proceeds from the sale were recorded as an equity transaction between BHP Petroleum and BHP Group with no gain or loss recognised in earnings. As at 31 December 2021 the amounts receivable from BHP Group related to the divestment was US$4.3 billion, included in Receivables from BHP Group on the balance sheet. For tax purposes, the sale generated a taxable gain which did not result in current taxes payable as it was offset by a reduction of BHP Petroleum’s net operating loss deferred tax asset. Tax expense of US$163 million related to the taxable gain has been recognized in BHP Petroleum’s financial statements.

BHP Petroleum also entered into long-term debt agreements with BHP Group to finance its projects. As at 31 December 2021 and 30 June 2021, the outstanding balance relating to these agreements was US$10,347 million. This balance was recorded as a non-current liability in Payables to BHP Group at 30 June 2021 and was reclassed to a current liability in Payables to BHP Group as it became current at 31 December 2021. As at 31 December 2021 current amounts payable to BHP Group related to financing arrangements outside the long-term debt agreements were US$2,205 million (30 June 2021: US$2,001 million). These amounts are included in Payables to BHP Group on the balance sheet.

Interest expense related to the long-term debt, recorded in Finance expense in the income statement, for the half year ended 31 December 2021 was US$101 million (31 December 2020: US$148 million). The long-term debt agreements with BHP Group are entered at 3-month USD LIBOR plus margin. The margin ranges between 1.3 per cent and 1.8 per cent. The long-term debt agreements have a maturity date between November 2022 and December 2022.

There are no expected credit losses related to balances from related parties at 31 December 2021 and 30 June 2021.

BHP Petroleum has entered into various performance and corporate guarantees with certain BHP Group entities in the normal course of business. As at 31 December 2021, BHP Petroleum had outstanding guarantees as follows:

17

BHP Petroleum Assets

Notes to the Combined Financial Statements

Guarantees provided by BHP Petroleum:

●	corporate guarantee given to financial institutions that manage future trades in order to hedge oil and gas production with maximum exposure of US$1 million

Guarantees received by BHP Petroleum:

●	corporate guarantee received for regulatory requirements for drilling in the amount of US$24 million

●	corporate guarantee received for exploration licenses in the amount of US$249 million

●	corporate guarantee received for Outer Continental Shelf Right of Way Grant Bond in the amount of US$3 million

●	corporate guarantee received for plugging and abandonment of wells in the amount of US$12 million

The likelihood of these performance and corporate guarantees being called upon is considered remote.

13. Subsequent events

No matters or circumstances have arisen since the end of the half year, 31 December 2021, that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of BHP Petroleum in subsequent accounting periods.

18

Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 ey.com/au

Review Report of Independent Auditors to the Shareholder and the Board of Directors of BHP Petroleum International Pty Ltd

We have reviewed the condensed combined financial information of BHP Petroleum Assets, which comprise the combined statement of financial position as of 31 December 2021, and the related combined statements of profit or loss and comprehensive income or loss, statement of cash flows and statement of changes in equity for the half year ended 31 December 2021.

Management’s Responsibility for the Financial Information

Management is responsible for the preparation and fair presentation of the condensed combined financial information in conformity with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) ; this includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in conformity with IAS 34 Interim Financial Reporting.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the condensed combined financial information referred to above for it to be in conformity with IAS 34 Interim Financial Reporting as issued by IASB.

Report on combined statement of financial position as of 30 June 2021

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the combined statement of financial position of BHP Petroleum Assets as of 30 June 2021, and the related combined statements of profit or loss and comprehensive income or loss, statement of cash flows and statement of changes in equity for the year then ended; and we expressed an unmodified audit opinion on those audited combined financial statements in our report dated 17 December 2021. In our opinion, the accompanying combined statement of financial position of BHP Petroleum Assets as of 30 June 2021, is consistent, in all material respects, with the combined statement of financial position from which it has been derived.

Ernst and Young

Melbourne, Australia

4 March 2022

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

BHP Petroleum Assets

Combined Financial Statements as of and

for the Years Ended 30 June 2021, 2020 and 2019

Report of Independent Auditors

BHP Petroleum Assets

Report of Independent Auditors

Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 ey.com/au

Report of Independent Auditors to the Shareholder and the Board of Directors of BHP Petroleum International Pty Ltd

We have audited the accompanying combined financial statements of BHP Petroleum Assets, which comprise the combined statement of financial position as of 30 June 2021 and 2020, and the related combined statements of profit or loss and other comprehensive income, cash flows and changes in equity for the years then ended, and the related notes to the combined financial statements (collectively referred to as the “financial statements”).

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of BHP Petroleum Assets at June 30, 2020 and 2021, and the combined results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on comparative information

We have not audited, reviewed or compiled the comparative combined information presented herein as of and for the year ended June 30, 2019, and, accordingly, we express no opinion on it.

Ernst & Young

Melbourne, Australia

17 December 2021

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

BHP Petroleum Assets

Combined statement of profit or loss and comprehensive income or loss for the years ended 30 June 2021, 2020 and 2019

	Notes	2021 US$M	2020 US$M	Unaudited 2019 US$M
Continuing operations
Revenue	3	3,909	3,997	5,867
Other income	4	130	57	32
Expenses excluding net finance costs	4	(3,799)	(3,390)	(3,510)
Loss from equity accounted investments	21	(6)	(4)	(2)

Profit from operations		234	660	2,387

Finance expense	9, 17	(464)	(660)	(1,001)
Finance income		56	304	364

Net finance costs		(408)	(356)	(637)

Profit/(loss) before taxation		(174)	304	1,750

Income tax expense		(211)	(400)	(925)
Royalty - related taxation (net of income tax benefit)		24	(82)	(164)

Total taxation expense	5	(187)	(482)	(1,089)

Profit/(loss) after taxation from Continuing operations		(361)	(178)	661

Discontinued operations
Loss after taxation from Discontinued operations	24	-	-	(335)

Profit/(loss) after taxation from Continuing and Discontinued operations		(361)	(178)	326

Attributable to non-controlling interests		-	-	7
Attributable to BHP shareholders		(361)	(178)	319

Other comprehensive income or loss
Items that may be reclassified subsequently to the income statement:
Exchange fluctuations on transactions of foreign operations taken to equity		-	1	1

Total items that may be reclassified subsequently to the income statement		-	1	1

Items that will not be reclassified to the income statement:
Re-measurement gain/(loss) on pension & medical schemes	18	1	(14)	(10)
Tax recognised within other comprehensive income		-	3	2

Total items that will not be reclassified to the income statement		1	(11)	(8)

Total other comprehensive income/(loss)		1	(10)	(7)

Total comprehensive income/(loss)		(360)	(188)	319

Attributable to non-controlling interests		-	-	7
Attributable to BHP shareholders		(360)	(188)	312

The accompanying notes form part of these financial statements.

BHP Petroleum Assets

Combined statement of financial position as at 30 June 2021, 2020 and 2019

	Notes	2021 US$M	2020 US$M	Unaudited 2019 US$M
ASSETS
Current assets
Cash and cash equivalents	9, 17	776	325	1,398
Trade and other receivables	6	908	673	835
Receivables from BHP Group	22	5,526	12,424	15,871
Other financial assets	17	-	7	3
Inventories	7	307	250	251
Current tax assets	5	130	210	6
Other		9	34	23

Total current assets		7,656	13,923	18,387

Non-current assets
Trade and other receivables	6	157	112	38
Other financial assets	17	52	86	67
Property, plant and equipment	8	11,854	11,787	10,628
Intangible assets	11	78	110	104
Net investments and funding of equity accounted investments	21	253	245	239
Deferred tax assets	5	2,182	2,041	2,040
Other		3	5	1

Total non-current assets		14,579	14,386	13,117

Total assets		22,235	28,309	31,504

LIABILITIES
Current liabilities
Trade and other payables	13	919	771	929
Payables to BHP Group	17, 22	2,001	6,533	6,520
Interest bearing liabilities	9	35	61	17
Other financial liabilities		9	6	1
Current tax payable	5	280	292	465
Closure and rehabilitation provisions	14	141	162	205
Other provisions	15,18	315	274	277
Deferred income		14	25	21

Total current liabilities		3,714	8,124	8,435

Non-current liabilities
Non-current tax payable	5	14	-	-
Payables to BHP Group	17, 22	10,347	10,347	14,340
Interest bearing liabilities	9	234	322	-
Closure and rehabilitation provisions	14	3,816	3,433	2,095
Deferred tax liabilities	5	610	1,028	1,244
Other provisions	15, 18	344	276	368
Deferred income		44	55	85

Total non-current liabilities		15,409	15,461	18,132

Total liabilities		19,123	23,585	26,567

Net assets		3,112	4,724	4,937

EQUITY		3,112	4,724	4,937

The accompanying notes form part of these financial statements.

BHP Petroleum Assets

Combined statement of cash flows for the years ended 30 June 2021, 2020 and 2019

	Notes	2021 US$M	2020 US$M	Unaudited 2019 US$M
Operating activities
Profit/(loss) before taxation		(174)	304	1,750
Adjustments for:
Depreciation and amortisation expense		1,840	1,457	1,560
Impairments of property, plant and equipment and intangible assets		127	11	21
Net finance costs		408	356	637
Share of operating loss of equity accounted investments		6	4	2
Other		(187)	(141)	(223)
Changes in assets and liabilities:
Trade and other receivables		(298)	253	142
Inventories		(42)	(1)	(1)
Trade and other payables		52	(166)	17
Provisions and other assets and liabilities		11	(152)	(212)

Cash generated from operations		1,743	1,925	3,693
Dividends received		25	20	17
Net interest paid		(257)	(395)	(553)
Income taxes paid (including royalty taxes)		(451)	(965)	(810)

Net operating cash flows from Continuing operations		1,060	585	2,347

Net operating cash flows from Discontinued operations	24	-	-	474

Net operating cash flows		1,060	585	2,821

Investing activities
Purchases of property, plant and equipment		(994)	(909)	(645)
Exploration expenditure		(26)	(169)	(297)
Investment in subsidiaries, operations and joint operations, net of cash		(480)	-	-
Net investment and funding of equity accounted investments		(25)	(22)	(6)
Other investing		(34)	(11)	(4)
Proceeds from sale of assets		39	78	8

Net investing cash flows from Continuing operations		(1,520)	(1,033)	(944)

Net investing cash flows from Discontinued operations	24	-	-	(443)

Net investing cash flows		(1,520)	(1,033)	(1,387)

Financing activities
Lease payments		(38)	(39)	-
Repayments of long-term borrowing to BHP Group		(3,993)	(3,000)	-
Net other financing with BHP Group		4,941	2,432	(12,544)
Proceeds from issuance of shares to BHP Group		-	-	2,000

Net financing cash flows from Continuing operations		910	(607)	(10,544)

Net financing cash flows from Discontinued operations	24	-	-	(13)

Net financing cash flows		910	(607)	(10,557)

Net increase/(decrease) in cash and cash equivalents from Continuing operations		450	(1,055)	(9,141)
Net increase in cash and cash equivalents from Discontinued operations	24	-	-	18
Proceeds from divestment of Onshore US, net of its cash		-	-	10,427
Cash and cash equivalents, net of overdrafts at the beginning of the financial year		325	1,381	77
Foreign currency exchange rate changes on cash and cash equivalents		1	(1)	-

Cash and cash equivalents, net of overdrafts at the end of the financial year	9	776	325	1,381

The accompanying notes form part of these financial statements.

BHP Petroleum Assets

Combined statement of changes in equity for the years ended 30 June 2021, 2020 and 2019

	Share capital (1) US$M	Retained earnings US$M	Foreign currency translation reserve US$M	Equity attributable to Parent US$M	Non- controlling interests US$M	Total equity US$M
Balance as at 1 July 2020	18,676	(13,998)	46	4,724	-	4,724
Total comprehensive loss	-	(360)	-	(360)	-	(360)
Deemed distributions to BHP Group	-	(1,252)	-	(1,252)	-	(1,252)

Balance as at 30 June 2021	18,676	(15,610)	46	3,112	-	3,112

Balance as at 1 July 2019	18,676	(13,784)	45	4,937	-	4,937
Total comprehensive income/(loss)	-	(189)	1	(188)	-	(188)
Deemed distributions to BHP Group	-	(25)	-	(25)	-	(25)

Balance as at 30 June 2020	18,676	(13,998)	46	4,724	-	4,724

Unaudited
Balance as at 1 July 2018	16,676	(14,095)	44	2,625	168	2,793
Total comprehensive income	-	311	1	312	7	319
Issuance of shares to BHP Group	2,000	-	-	2,000	-	2,000
Change in ownership in subsidiaries	-	-	-	-	(175)	(175)

Balance as at 30 June 2019	18,676	(13,784)	45	4,937	-	4,937

(1)

Number of shares outstanding of BHP Petroleum International Pty Ltd (Parent of BHP Petroleum) for the reporting periods ended 30 June 2021, 2020, 2019 were 18,876,136,568. On May 29, 2019, 2,890,800,028 ordinary shares were issued to BHP Group Limited for US$2,000 million in consideration.

The accompanying notes form part of these financial statements.

BHP Petroleum Assets

Notes to the Financial Statements

1.	Organisation and summary of significant accounting policies

Organisation

BHP Petroleum Assets are a subset of entities wholly owned by BHP Group Limited. The subset of entities primarily represents BHP Group Limited’s interests in its petroleum businesses, whose principal activities are the exploration, development and production of oil and gas. These petroleum businesses comprise of oil and gas assets located in the United States (US) Gulf of Mexico, Australia, Trinidad and Tobago, Algeria and Mexico and appraisal and exploration options in Trinidad and Tobago, central and western US Gulf of Mexico, eastern Canada and Barbados. The purpose of these non-statutory combined financial statements is to provide general purpose historical financial information of the BHP Petroleum Assets for inclusion in listing documents to be issued by Woodside Petroleum Limited, which has entered into a share sale agreement to combine with BHP Petroleum Assets (Proposed Transaction).

These combined financial statements include financial information that is limited to the legal entities carved out (BHP Petroleum) from BHP Group Limited, in connection with the Proposed Transaction. BHP Petroleum consists of BHP Petroleum International Pty Ltd and the entities it controls, except for the following entities:

•	BHP BK Limited

•	BHP Billiton Petroleum Great Britain Limited

•	BHP Mineral Resources Inc.

•	BHP Copper Inc. and its subsidiaries

•	BHP Capital Inc.

A list of the subsidiaries included within BHP Petroleum’s combined financial statements is included in Note 23 ‘Significant entities of BHP Petroleum’.

BHP Petroleum International Pty Ltd, the Parent of BHP Petroleum, is a proprietary limited company domiciled in Western Australia, Australia. The registered office of BHP Petroleum International Pty Ltd is 125 St Georges Terrace, Perth WA 6000.

Ultimate group company

BHP Group Limited, a company incorporated in the state of Victoria, Australia, is the ultimate Parent company. Copies of the ultimate Parent company’s financial statements are available from BHP Centre, 171 Collins Street, Melbourne Victoria 3000, Australia.

Basis of presentation

These combined financial statements present the results of BHP Petroleum, as at and for the years ended 30 June 2021, 2020 and 2019 (the reporting periods) and comprise of:

•	the combined statement of profit or loss and other comprehensive income for the years then ended;

•	the combined statement of financial position as at the years ended;

•	the combined statement of cash flows for the years then ended;

•	the combined statement of changes in equity for the years then ended and

•	notes comprising a summary of significant accounting policies and other explanatory information.

BHP Petroleum Assets

Notes to the Financial Statements

The financial information of BHP Petroleum has been extracted on a “carve-out” basis from the accounting records of BHP Group for the purposes of presenting the combined financial position, combined results of operations and combined cash flows of BHP Petroleum. The combined financial statements reflect assets, liabilities, revenues and expenses directly attributable to BHP Petroleum identified above. BHP Petroleum has adopted the same accounting policies as BHP Group, unless otherwise stated.

The combined financial statements as at and for the reporting periods:

•	are a combined general purpose financial report

•	have been prepared in accordance with the requirements of the Australian Corporations Act 2001 and UK Companies Act 2006

•	were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB)

•	are prepared on a going concern basis

•	measure items on the basis of historical cost principles, except for the following items:

-	derivative financial instruments and certain other financial assets and liabilities, which are carried at fair value

•

include significant accounting policies in the notes to the financial statements that summarise the recognition and measurement basis used and are relevant to an understanding of the combined financial statements

•

apply a presentation currency of US dollars, consistent with the predominant functional currency of BHP Petroleum’s operations. However, some subsidiaries and joint arrangements have functional currencies other than US dollars

•	round amounts presented to the nearest million dollars, unless otherwise stated

•

adopt all new and amended standards and interpretations under IFRS issued by the relevant bodies (listed above) (refer to Note 25 ‘New and amended accounting standards and interpretations’), that are mandatory for application in periods beginning on 1 July 2019. Those new and amended standards and interpretations did not require restatement of prior period financial information

•

early adopt amendments to IFRS 9 ‘Financial Instruments’ (IFRS 9); IAS 39 ‘Financial Instruments: Recognition and Measurement’ (IAS 39); IFRS 7 ‘Financial Instruments: Disclosures’ (IFRS 7) and IFRS 16 ‘Leases’ (IFRS 16) in relation to Interest Rate Benchmark Reform (refer to Note 25 ‘New and amended accounting standards and interpretations’)

•	have not early adopted any other standards and interpretations that have been issued or amended but are not yet effective

The accounting policies are consistently applied by all entities included in BHP Petroleum.

Principles of combination

In preparing the combined financial statements, the effects of all intragroup balances and transactions have been eliminated in accordance with the consolidation requirements of IFRS 10 ‘Consolidated Financial Statements’.

The combined financial statements of BHP Petroleum include the combination of entities controlled by BHP Petroleum International Pty Ltd, except for certain controlled entities as identified above, which are excluded on the basis that they are outside the Proposed Transaction.

BHP Petroleum Assets

Notes to the Financial Statements

Control exists where BHP Petroleum:

•	is exposed to, or has rights to, variable returns from its involvement with the entity.

•	has the ability to affect those returns through its power to direct the activities of the entity.

•

has the ability to approve the operating and capital budget of an entity and the ability to appoint key management personnel, which are decisions that demonstrate that BHP Petroleum has the existing rights to direct the relevant activities of an entity.

Joint arrangements

BHP Petroleum undertakes a number of business activities through joint arrangements, which exist when two or more parties have joint control. All of BHP Petroleum’s joint arrangements are classified as joint operations. A joint operation is an arrangement in which BHP Petroleum shares joint control, primarily via contractual arrangements with other parties. In a joint operation, BHP Petroleum has rights to the assets and obligations for the liabilities relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of the output, rather than by receiving a share of the results of trading. In relation to BHP Petroleum’s interest in a joint operation, BHP Petroleum recognises: its assets and liabilities, including its share of any assets and liabilities held or incurred jointly; revenue from the sale of its share of the output and its share of any revenue generated from the sale of the output by the joint operation; and its expenses including its share of expenses incurred jointly. All such amounts are measured in accordance with the terms of the arrangement, which is usually in proportion to BHP Petroleum’s interest in the joint operation.

Associates

BHP Petroleum accounts for investments in associates using the equity accounting method. An entity is considered an associate where we are deemed to have significant influence but not control or joint control.

Significant influence is presumed to exist where BHP Petroleum:

•	has over 20 per cent but less than 50 per cent of the voting rights of an entity, unless it can be clearly demonstrated that this is not the case or

•	holds less than 20 per cent of the voting rights of an entity; however, has the power to participate in the financial and operating policy decisions affecting the entity.

Foreign currencies

Transactions related to BHP Petroleum’s worldwide operations are conducted in a number of foreign currencies. The majority of the subsidiaries, joint arrangements and associates within each of the operations have assessed US dollars as the functional currency, however, some subsidiaries and joint arrangements have functional currencies other than US dollars.

Transactions and monetary items denominated in foreign currencies are translated into US dollars as follows:

Foreign currency item	Applicable exchange rate
Transactions	Date of underlying transaction
Monetary assets and liabilities	Period-end rate

BHP Petroleum Assets

Notes to the Financial Statements

Foreign exchange gains and losses resulting from translation are recognised in the income statement, except for foreign exchange gains or losses on foreign currency provisions for site closure and rehabilitation costs (which are capitalised in property, plant and equipment for operating sites).

On combination, the assets, liabilities, income and expenses of non-US dollar denominated functional currency entities are translated into US dollars using the following applicable exchange rates:

Foreign currency amount	Applicable exchange rate
Income and expenses	Date of underlying transaction
Assets and liabilities	Period-end rate
Equity	Historical rate
Reserves	Historical rate

Foreign exchange differences resulting from translation are initially recognised in the foreign currency translation reserve and subsequently transferred to the income statement on disposal of a foreign operation.

Significant accounting policies, judgements and estimates

BHP Petroleum has identified a number of accounting policies under which significant judgements, estimates and assumptions are made. All judgements, estimates and assumptions are based on the most current facts and circumstances and are reassessed on an ongoing basis. Actual results in future reporting periods may differ for these estimates under different assumptions and conditions. Significant judgements and key estimates and assumptions made in applying these accounting policies are embedded within Note 5 ‘Income Tax’, Note 8 ‘Property, plant and equipment’, Note 11 ‘Intangible assets’, Note 12 ‘Impairment of non-current assets’ and Note 14 ‘Closure and rehabilitation provisions’.

Reserve estimates

Reserves are estimates of the amount of product that can be demonstrated to be able to be economically and legally extracted from BHP Petroleum’s properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates.

Estimating the quantity and/or quality of reserves requires the size, shape and depth or oil and gas reservoirs to be determined by analysing geological data, such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves change from period-to-period as additional technical and operational data is generated. This process may require complex and difficult geological judgements to interpret the data.

Reserve impact on financial reporting

Estimates of reserves may change from period-to-period as the economic assumptions used to estimate reserves change and additional geological data is generated during the course of operations. Changes in reserves may affect BHP Petroleum’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated future production levels

•

depreciation, depletion and amortisation charged in the income statement may change where such charges are determined on the units of production basis, or where the useful economic lives of assets change

BHP Petroleum Assets

Notes to the Financial Statements

•	closure and rehabilitation provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities

•	the carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits

Impact of Coronavirus Disease 2019 (COVID-19) Pandemic

BHP Petroleum continues to actively monitor the impact of the COVID-19 pandemic, including the impact on economic activity and financial reporting. During FY2021, BHP Petroleum experienced lower commodity prices and market demand driven by travel restrictions and lockdowns. As the pandemic continues to progress and evolve, it is difficult to predict the full extent and duration of resulting operational and economic impacts for BHP Petroleum, which are expected to impact a number of reporting periods. The ongoing uncertainty has also been considered in BHP Petroleum’s assessment of the appropriateness of applying the going concern basis of preparation of the financial statements. BHP Petroleum has made an assessment of its ability to continue as a going concern over the period to 30 November 2022 (the going concern period) and believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the financial statements continue to be prepared on a going concern basis.

2.	First time adoption of IFRS

Management has given due consideration to the requirements of IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ in preparing these combined financial statements. The combined financial statements of BHP Petroleum are the first combined financial statements presented by BHP Petroleum. Entities included within the combined financial statements, for all periods presented, have applied the recognition and measurement requirements of IFRS, in accordance with BHP Group accounting policies. As such, the preparation of these combined financial statements has not required the transition to IFRS recognition and measurement requirements.

For this purpose, the date of BHP Petroleum’s first presentation of IFRS financial statements is determined to be 1 July 2018, being the beginning of the earliest period for which BHP Petroleum presents full comparative information in these combined financial statements. BHP Petroleum has measured its assets and liabilities at the carrying amounts that are included in BHP Group’s consolidated financial statements, based on BHP Group’s date of transition to IFRSs. With due regard to BHP Group’s accounting policies and the requirements of IFRS 1, management has concluded that no adjustments were required to comply with IFRS as issued by the IASB.

BHP Petroleum Assets

Notes to the Financial Statements

3. Revenue

The following table provides a summary of BHP Petroleum’s revenue by geographic location:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Australia	1,133	1,080	1,340
North America	1,285	1,108	1,903
United Kingdom	28	40	77
Rest of Europe	161	149	260
Japan	407	567	887
South Korea	16	-	28
China	74	73	95
Other Asia	638	808	1,016
Rest of World	167	172	261

Total revenue	3,909	3,997	5,867

The following table provides a summary of BHP Petroleum’s revenue by asset:
	2021 US$M	2020 US$M	Unaudited 2019 US$M
Australia Production Unit (1)	327	361	507
Bass Strait	1,066	1,102	1,237
North West Shelf	893	1,076	1,657
Atlantis	560	561	979
Shenzi	417	277	540
Mad Dog	231	216	319
Trinidad and Tobago	204	191	287
Algeria	164	159	258
Third-party products	12	5	10
Other	35	49	73

Total revenue	3,909	3,997	5,867

(1) Australia Production Unit includes Macedon, Pyrenees and Minerva (divested in December 2019).

The following table provides a summary of BHP Petroleum’s revenue by product:
	2021 US$M	2020 US$M	Unaudited 2019 US$M
Crude oil	2,013	2,033	3,173
Gas	1,659	1,754	2,399
Natural gas liquids	212	198	252
Other	25	12	43

Total revenue	3,909	3,997	5,867

Revenue consists of revenue from contracts with customers of US$3,859 million (2020: US$3,952 million, 2019: US$5,817 million) and other revenue of US$50 million (2020: US$45 million, 2019: US$50million).

BHP Petroleum Assets

Notes to the Financial Statements

Recognition and measurement

BHP Petroleum generates revenue primarily from the production and sale of crude oil, natural gas and natural gas liquids (NGLs). Revenue is recognised when or as control of the promised goods or services passes to the customer. In most instances, control passes when the goods are delivered to a destination specified by the customer, typically on board the customer’s appointed vessel or at another contractually agreed delivery point such as an outlet to storage facilities. Where applicable, revenue from the provision of services is recognised over time but does not represent a significant proportion of total revenue and is aggregated with the respective asset and product revenue for disclosure purposes. The amount of revenue recognised reflects the consideration to which BHP Petroleum expects to be entitled in exchange for the goods or services. As at 30 June 2021, 2020 and 2019, no significant estimates are required to determine revenue from contracts with customers.

Major customers

BHP Petroleum has two major customers which account for 18 per cent and 10 per cent of external revenue (2020: one customer, 13 per cent, 2019: one customer, 15 per cent). BHP Petroleum does not believe the loss of either of these customers would have a material adverse effect on BHP Petroleum because the markets in which BHP Petroleum sells its production volumes are significant liquid markets with alternative customers readily available for its production volumes.

Contract balances and asset recognition

Where BHP Petroleum’s sales are provisionally priced, the final price is generally known within the month of sale due to the typical pricing terms of BHP Petroleum’s contracts with customers. The period between provisional pricing and final invoicing is typically less than 30 days.

BHP Petroleum applies the practical expedient to not adjust the expected consideration for the effects of the time value of money if the period between the delivery and when the customer pays for the promised good or service is one year or less.

Performance obligations

For commodity sales contracts, each metric unit is a separate performance obligation. Where BHP Petroleum has contracts with unfulfilled performance obligations at period-end, it is required to disclose the transaction price allocated to these performance obligations. BHP Petroleum applies the practical expedient to not disclose this information for contracts with an expected duration of one year or less. Most of BHP Petroleum’s long-term contracts are priced on variable terms, based on quoted index prices near the time of delivery and at times include fixed pricing components. Long-term contracts that include fixed pricing components, such as premiums and other charges, do not represent a significant portion of the total price. Any estimate of the future transaction price would exclude estimated amounts of variable consideration. The amount of future consideration from fixed pricing components has not been disclosed, as it is not considered to be relevant or useful information.

BHP Petroleum Assets

Notes to the Financial Statements

4. Expenses and other income

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Employee benefits expense:
Wages, salaries and redundancies	381	388	416
Employee share awards	36	39	45
Pension and other post-retirement obligations	42	37	68
Less employee benefits expense classified as exploration and evaluation expenditure	(93)	(50)	(70)
Changes in inventories of finished goods	(13)	22	26
Raw materials and consumables used	90	97	121
Freight and transportation	112	117	150
External services	620	505	387
Third-party commodity purchases	11	6	11
Net foreign exchange losses	17	14	(5)
Government royalties paid and payable	137	191	223
Exploration and evaluation and expenditure incurred and expensed in the period	296	395	388
Depreciation and amortisation expense	1,840	1,457	1,560
Fair value change on derivatives	58	29	1
Net impairments:
Property, plant and equipment (1)	108	11	7
Intangible assets	19	-	14
Other expenses	138	132	168

Total expenses	3,799	3,390	3,510

Dividend income	14	8	-
Gain on sale of subsidiaries and operations (2)	56	-	-
Other income (3)	60	49	32

Total other income	130	57	32

(1)	Refer to Note 12 ‘Impairment of non-current assets’.
(2)	Relates to the divestiture of our interest in Neptune, Gulf of Mexico. Refer to Note 8 ‘Property, plant and equipment’ and Note 14 ‘Closure and rehabilitation provisions’.
(3)	Other income is generally income earned from transactions outside the course of BHP Petroleum’s ordinary activities and may include boat charter and tariff revenue.

Recognition and measurement

Income is recognised when it is probable that the economic benefits associated with a transaction will flow to BHP Petroleum and can be reliably measured. Dividends are recognised upon declaration.

BHP Petroleum Assets

Notes to the Financial Statements

5. Income tax

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Total taxation expense comprises:
Current tax expense	743	696	1,147
Deferred tax benefit	(556)	(214)	(58)

	187	482	1,089

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
(Loss)/profit before taxation	(174)	304	1,750

Tax expense/(benefit) at Australian prima facie tax rate of 30 per cent	(52)	91	525

Non-tax effected operating losses and capital gains	272	209	289
Tax effect of loss from equity accounted investments, related impairments and expenses	2	1	1
Investment and development allowance	-	-	(1)
Tax rate changes	-	(1)	12
Amounts under/(over) provided in prior years	46	50	(6)
Recognition of previously unrecognised tax assets	-	(23)	-
Foreign exchange adjustments	(61)	(21)	35
Impact of tax rates applicable outside of Australia	77	99	60
Other	(73)	(5)	10

Income tax expense	211	400	925

Royalty-related taxation (net of income tax benefit)	(24)	82	164

Total taxation expense	187	482	1,089

BHP Petroleum Assets

Notes to the Financial Statements

Income tax recognised in other comprehensive income is as follows:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Income tax effect of:
Items that may be reclassified to the income statement:

Income tax (charge)/credit relating to items that may be reclassified subsequently to the income statement	-	-	-

Items that will not be reclassified to the income statement:
Remeasurement gains/(losses) on pension and medical schemes	-	3	2
Others	-	-	-

Income tax (charge)/credit relating to items that will not be reclassified to the income statement	-	3	2

Total income tax (charge)/credit relating to components of other comprehensive income (1)	-	3	2

(1)

Included within total income tax relating to components of other comprehensive income is US$ nil relating to deferred taxes and US$ nil relating to current taxes (2020: US$3 million and US$ nil; 2019: US$2 million and US$ nil).

Recognition and measurement

Income taxes have been prepared on a separate return basis for the net income/(loss) from operations of BHP Petroleum based upon the estimated applicable income tax rates for the jurisdictions in which BHP Petroleum is taxable, while also reflecting that, in historically filed returns, BHP Petroleum in Australia is part of the income tax consolidated group return parented by BHP Group Limited.

Current tax payables and receivables are the amounts of tax payable or refundable on the basis of hypothetical, current year separate returns, adjusted to reflect actual historical transactions undertaken in relation to the income tax consolidated group return parented by BHP Group Limited.

As such, the benefit of tax losses generated by certain entities has not been recognised in BHP Petroleum’s Combined statement of profit or loss and comprehensive income or loss as these losses were transferred to BHP Group Limited in the year in which they were generated. These losses, amounting to US$83 million (2020:US$143 million, 2019:US$205 million) would have been utilised by BHP Petroleum, and recognised as a credit in profit and loss, had BHP Petroleum operated as a hypothetical tax consolidated group.

Deferred taxes are provided on temporary differences and on any carry forward losses or unused credits that could be claimed on hypothetical returns and the recoverability of recognised and unrecognised deferred taxes is assessed on the basis of projected separate-return results.

Taxation on the profit/(loss) for the year comprises of current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity or other comprehensive income, in which case the tax effect is also recognised in equity or other comprehensive income.

Current tax

Current tax is the expected tax on the taxable income for the year, using tax rates and laws enacted or substantively enacted at the reporting date and any adjustments to tax payable in respect of previous years.

BHP Petroleum Assets

Notes to the Financial Statements

Deferred tax

Deferred tax is provided in full, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is not recognised for temporary differences relating to:

●	initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit

●

investment in subsidiaries, associates and jointly controlled entities where BHP Petroleum is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied when the asset is realised or the liability is settled, based on the laws that have been enacted or substantively enacted at the reporting date.

Current and deferred tax assets and liabilities are offset when BHP Petroleum has a legally enforceable right to offset and when the tax balances are related to taxes levied by the same tax authority and BHP Petroleum intends to settle on a net basis or realise the asset and settle the liability simultaneously.

Royalty-related taxation

Royalties and resource rent taxes are treated as taxation arrangements (impacting income tax expense/(benefit)) when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for temporary differences. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current liabilities and included in expenses.

Uncertain tax and royalty matters

BHP Petroleum operates across many tax jurisdictions. Application of tax law can be complex and requires judgement to assess risk and estimate outcomes. The evaluation of tax risks considers both amended assessments received and potential sources of challenge from tax authorities. The status of proceedings for these matters will impact the ability to determine the potential exposure and in some cases, it may not be possible to determine a range of possible outcomes or a reliable estimate of the potential exposure.

BHP Petroleum has unresolved tax and royalty matters for which the timing of resolution and potential economic outflow are uncertain. Tax and royalty matters with uncertain outcomes arise in the normal course of business and occur due to changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities and legal proceedings.

Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are provided for in the balance sheet. Matters with possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in Note 16 ’Contingent liabilities’.

Key judgements and estimates

Income tax classification

Judgements: BHP Petroleum’s accounting policy for taxation, including royalty-related taxation, requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost.

BHP Petroleum Assets

Notes to the Financial Statements

Deferred tax

Judgements: Judgement is required to determine the amount of deferred tax assets that are recognised based on the likely timing and the level of future taxable profits.

Estimates: BHP Petroleum assesses the recoverability of recognised and unrecognised deferred taxes, on a consistent basis. Estimates and assumptions relating to projected earnings and cash flows as applied in BHP Petroleum’s impairment process are used for operating assets.

Uncertain tax matters

Judgements: Management applies judgements about the application of income tax legislation and its interaction with income tax accounting principles. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of tax assets and tax liabilities, including deferred tax, recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised.

Where the final tax outcomes are different from the amounts that were initially recorded, these differences impact the current and deferred tax provisions in the period in which the determination is made.

Measurement of uncertain tax and royalty matters considers a range of possible outcomes, including assessments received from tax authorities. Where management is of the view that potential liabilities have a low probability of crystallising, or it is not possible to quantify them reliably, they are disclosed as contingent liabilities (refer to Note 16 ’Contingent liabilities’).

The movement for the year in BHP Petroleum’s net deferred tax positions is as follows:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Net deferred tax (liability/asset)
At the beginning of the financial year	1,013	796	736
Income tax credit recorded in the income statement	556	214	58
Income tax credit recorded directly in equity	3	3	2

At the end of the financial year	1,572	1,013	796

BHP Petroleum Assets

Notes to the Financial Statements

The composition of BHP Petroleum’s net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets			Deferred tax liabilities			Charged/(credited) to the income statement

	2021 US$M	2020 US$M	Unaudited 2019 US$M	2021 US$M	2020 US$M	Unaudited, 2019 US$M	2021 US$M	2020 US$M	Unaudited 2019 US$M
Type of temporary difference
Depreciation	(1,024)	(1,054)	(629)	(66)	(105)	(119)	(69)	411	(11)
Exploration expenditure	32	37	43	-	-	-	5	6	7
Employee benefits	63	63	59	-	-	1	-	-	1
Closure and rehabilitation	1,036	967	604	(18)	-	-	(51)	(363)	(78)
Resource rent tax	292	363	431	(526)	(922)	(1,123)	(322)	(133)	(168)
Other provisions	65	55	49	-	-	-	(10)	(6)	(20)
Deferred income	7	8	9	-	-	-	1	1	(6)
Foreign exchange gains and losses	3	1	1	-	-	-	(2)	-	(1)
Tax losses	1,667	1,541	1,421	-	-	-	(126)	(120)	156
Lease liability	55	79	-	-	-	-	24	(79)	-
Other	(14)	(19)	52	-	(1)	(3)	(6)	69	62

Total	2,182	2,041	2,040	(610)	(1,028)	(1,244)	(556)	(214)	(58)

The amount of deferred tax assets dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities and which relate to tax jurisdictions where the taxable entity has suffered a loss in the current or preceding year, was US$ nil at 30 June 2021 (2020: US$ nil, 2019: US$1,250 million). For operating assets, BHP Petroleum assesses the recoverability of these deferred tax assets using estimates and assumptions relating to projected earnings and cash flows as applied in BHP Petroleum impairment process for associated operations.

BHP Petroleum Assets

Notes to the Financial Statements

The composition of BHP Petroleum’s unrecognised deferred tax assets and liabilities is as follows:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Unrecognised deferred tax assets
Tax losses and tax credits (1)	1,078	1,219	1,145
Deductible temporary differences relating to PRRT (2)	2,402	2,079	2,197
Petroleum rights (3)	566	552	545
Other deductible temporary differences (4)	419	315	398

Total unrecognised deferred tax assets	4,465	4,165	4,285

Unrecognised deferred tax liabilities
Future taxable temporary differences relating to unrecognised deferred tax asset for PRRT (2)	720	624	659

Total unrecognised deferred tax liabilities	720	624	659

(1)

At 30 June 2021, BHP Petroleum had income and capital tax losses with a tax benefit of US$768 million (2020: US$890 million, 2019: US$823 million) and tax credits of US$310 million (2020: US$329 million, 2019: US$321 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which BHP Petroleum can utilise the benefits.

(2)

BHP Group had unrecognised deferred tax assets relating to Australian Petroleum Resource Rent Tax (PRRT). Recognition of a deferred tax asset for PRRT depends on benefits expected to be obtained from the deduction against PRRT liabilities. As PRRT payments are deductible for income tax purposes, to the extent these PRRT deferred tax assets are recognised this would give rise to a corresponding deferred tax liability for income tax (presented as the future taxable temporary differences relating to the unrecognised PRRT deferred tax assets).

(3)	BHP Petroleum had deductible temporary differences relating to mineral rights for which deferred tax assets had not been recognised because it is not probable that future capital.
(4)

BHP Petroleum had other deductible temporary differences for which deferred tax assets had not been recognised because it is not probable that future tax profits will be available against which BHP Petroleum can utilise the benefits.

The deductible temporary differences do not expire under current tax legislation.

Year of Expiry	2021 US$M	2020 US$M	Unaudited 2019 US$M
Income tax losses
Not later than one year	12	474	359
Later than one year and not later than two years	3	239	442
Later than two years and not later than five years	46	2,475	2,713
Later than five years and not later than ten years	1,339	600	455
Later than ten years and not later than twenty years	1,787	2,373	2,267
Unlimited	824	757	653

	4,011	6,918	6,889

Capital tax losses
Not later than one year	-	-	-
Later than two years and not later than five years	-	-	-
Unlimited	1	-	-

Total capital tax losses	1	-	-

Gross amount of tax losses not recognised	4,012	6,918	6,889

Tax effect of total losses not recognised	768	892	823

BHP Petroleum Assets

Notes to the Financial Statements

6. Trade and other receivables

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Trade receivables	358	185	392
Joint operations partner receivables (1)	384	257	240
Value-added tax (VAT) and other tax related receivables	262	282	238
Other receivables	61	61	3

Total trade and other receivables	1,065	785	873

Comprising:
Current	908	673	835
Non-current	157	112	38

(1)	Joint operations partner receivables include production underlift positions and receivables for joint operations cash float arrangements.

Recognition and measurement

Trade receivables are recognised initially at their transaction price or, for those receivables containing a significant financing component, at fair value. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for impairment, except for provisionally priced receivables (where applicable) which are subsequently measured at fair value through the income statement under IFRS 9 ‘Financial Instruments’.

The collectability of trade receivables is assessed on an ongoing basis. At the reporting date, specific allowances are made for any expected credit losses based on a review of all outstanding amounts at reporting period-end. Individual receivables are written off when management deems them unrecoverable. The net carrying amount of trade and other receivables approximates their fair values.

Credit risk

Trade receivables generally have terms of less than 30 days. BHP Petroleum has no material concentration of credit risk with any single counterparty and are not dominantly exposed to any individual industry.

Credit risk can arise from the non-performance by counterparties of their contractual financial obligations towards BHP Petroleum. To manage credit risk, BHP Petroleum maintains procedures covering the application for credit approvals, granting and renewal of counterparty limits, proactive monitoring of exposures against these limits and requirements triggering secured payment terms. As part of these processes, the credit exposures with all counterparties are regularly monitored and assessed on a timely basis. The credit quality of customers is reviewed and the solvency of each debtor and their ability to pay the receivable is considered in assessing receivables for impairment.

The ten largest customers represented 66 per cent (2020: 59 per cent, 2019: 51 per cent) of total credit risk exposures managed by BHP Petroleum.

Receivables are deemed to be past due or impaired in accordance with our terms and conditions. These terms and conditions are determined on a case-by-case basis with reference to the customer’s credit quality, payment performance and prevailing market conditions. As at 30 June 2021, 30 June 2020 and 30 June 2019 no trade receivables were past due.

BHP Petroleum Assets

Notes to the Financial Statements

The assessment of recoverability of trade receivables at 30 June 2021 has considered the impacts of COVID-19 and no material recoverability issues have been identified. As COVID-19 continues to impact key markets in Australia, United States, Europe and Asia, BHP Petroleum continues to perform enhanced credit monitoring of commercial counterparties.

At 30 June 2021 and 2020, provisions for expected credit losses were not significant.

7. Inventories

	2021 US$M	2020 US$M	Unaudited, 2019 US$M	Definitions
Raw materials and consumables	271	226	206	Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services.
Finished goods	36	24	45	Commodities ready for sale and not requiring further processing.

Total inventories	307	250	251

Recognition and measurement

Finished goods inventories primarily represent crude oil in storage. Regardless of the type of inventory and its stage in the production process, inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises costs of purchasing raw materials and costs of production, including attributable manufacturing overheads taking into consideration normal operating capacity. Inventory quantities are derived through flow rate or tank volume measurement and the composition is derived via sample analysis.

BHP Petroleum Assets

Notes to the Financial Statements

8. Property, plant and equipment

	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Net book value - 30 June 2021
At the beginning of the financial year	257	8,268	133	2,040	1,089	11,787
Additions (1)	1	294	-	1,133	7	1,435
Acquisitions of subsidiaries & operations (2)	-	151	491	-	-	642
Depreciation for the year	(27)	(1,719)	(62)	-	-	(1,808)
Impairments for the year (3)	(40)	(2)	-	-	(66)	(108)
Divestment and demerger of subsidiaries and operations (4)	-	(14)	-	(2)	-	(16)
Transfers and other movements	-	675	-	(753)	-	(78)

At the end of the financial year (5)	191	7,653	562	2,418	1,030	11,854

- Cost	463	29,358	1,090	2,418	1,086	34,415
- Accumulated depreciation and impairments	(272)	(21,705)	(528)	-	(56)	(22,561)

Net book value - 30 June 2020
At the beginning of the financial year	101	8,103	144	1,240	1,040	10,628
Impact of adopting IFRS 16 (7)	233	128	-	-	-	361
Additions (1)	4	1,246	-	1,008	120	2,378
Depreciation for the year	(32)	(1,368)	(19)	-	-	(1,419)
Impairments for the year (3)	-	(11)	-	-	-	(11)
Disposals (6)	-	(8)	-	-	(65)	(73)
Transfers and other movements	(49)	178	8	(208)	(6)	(77)

At the end of the financial year (5)	257	8,268	133	2,040	1,089	11,787

- Cost	462	28,965	600	2,040	1,089	33,156
- Accumulated depreciation and impairments	(205)	(20,697)	(467)	-	-	(21,369)

Unaudited
Net book value - 30 June 2019
At the beginning of the financial year	151	8,985	167	903	790	10,996
Additions (1)	-	292	-	978	296	1,566
Depreciation for the year	(50)	(1,510)	(23)	-	-	(1,583)
Impairments for the year (3)	-	-	-	-	(7)	(7)
Disposals (6)	-	(15)	-	-	-	(15)
Transfers and other movements	-	351	-	(641)	(39)	(329)

At the end of the financial year (5)	101	8,103	144	1,240	1,040	10,628

- Cost	274	27,791	592	1,240	1,044	30,941
- Accumulated depreciation and impairments	(173)	(19,688)	(448)	-	(4)	(20,313)

(1)

Includes change in estimates, impact of discount rate change and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to Note 14 ‘Closure and rehabilitation provisions’.

(2)	Relates to the acquisition of an additional 28 per cent working interest in Shenzi. Refer to Note 20 ‘Interest in joint operations’.
(3)	Refer to Note 12 ‘Impairment of non-current assets’ for information on impairments.

BHP Petroleum Assets

Notes to the Financial Statements

(4)

Relates to the divestment of our 35 per cent interest in the Gulf of Mexico Neptune field, which closed in May 2021. The transfer resulted in a book gain on disposal of US$56 million. The book gain was largely the result of transferring the Neptune closure obligation liability to the acquirer.

(5)

Includes the carrying value of BHP Petroleum’s right-of-use assets relating to land and buildings and plant and equipment of US$131 million (2020: US$263 million, 2019: US$ nil). Refer to Note 9 ‘Interest bearing liabilities’ for the movement of the right-of-use assets.

(6)	US$65 million relates to the divestment of BHP Petroleum’s 50 per cent interest in the Murphy Oil operated Samurai field in the Gulf of Mexico; which closed in November 2019.
(7)	Refer to Note 25 ‘New and amended accounting standards and interpretations’.

Recognition and measurement

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct costs of bringing the asset to the location and the condition necessary for operation and the estimated future costs of closure and rehabilitation of the facility.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liabilities.

Exploration and evaluation

Exploration costs are incurred to discover petroleum resources. Evaluation costs are incurred to assess the technical feasibility and commercial viability of resources found.

Exploration and evaluation expenditure is charged to the income statement as incurred, except in the following circumstances in which case the expenditure may be capitalised:

●	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale, or

●	the exploration and evaluation activity has not reached a stage that permits a reasonable assessment of the existence of commercially recoverable reserves.

A regular review of each area of interest is undertaken to determine the appropriateness of continuing to carry forward costs in relation to that area. Capitalised costs are only carried forward to the extent that they are expected to be recovered through the successful exploitation of the area of interest or alternatively by its sale. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

Key judgements and estimates

Judgements: Exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where a judgement is made that it is likely to be recoverable by future exploitation or sale, or where the activities are judged not to have reached a stage that permits a reasonable assessment of the existence of reserves.

Estimates: Management makes certain estimates and assumptions as to future events and circumstances, in particular when making a quantitative assessment of whether an economically viable extraction operation can be established. These estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, new information suggests that recovery of the expenditure is unlikely, the relevant capitalised amount is charged to the income statement.

Development expenditure

When proven reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as assets under construction within property, plant and equipment. All subsequent development expenditure is capitalised and classified as assets under construction, provided commercial viability conditions continue to be satisfied.

BHP Petroleum Assets

Notes to the Financial Statements

BHP Petroleum may use borrowed funds to finance the acquisition and development of assets and operations. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets. Borrowing costs directly attributable to acquiring or constructing a qualifying asset are capitalised during the development phase. Development expenditure is net of proceeds from the saleable material extracted during the development phase. On completion of development, all assets included in assets under construction are reclassified as either plant and equipment or other mineral assets and depreciation commences.

Key judgements and estimates

Judgements: Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable.

Estimates: In determining whether a project is economically viable, management is required to make certain estimates and assumptions as to future events and circumstances, including reserve estimates, existence of an accessible market and forecast prices and cash flows. Estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, new information suggests that a development asset is impaired, the appropriate amount is charged to the income statement.

Depreciation

Depreciation of assets, other than land, assets under construction and capitalised exploration and evaluation that are not depreciated, is calculated using either the straight-line (SL) method or units of production (UoP) method, net of residual values, over the estimated useful lives of specific assets. The depreciation method and rates applied to specific assets reflect the pattern in which the asset’s benefits are expected to be used by BHP Petroleum. The proved reserves for petroleum assets are used to determine UoP depreciation unless doing so results in depreciation charges that do not reflect the asset’s useful life. Where this occurs, alternative approaches to determining reserves are applied, such as using management’s expectations of future oil and gas prices rather than yearly average prices, to provide a phasing of periodic depreciation charges that better reflects the asset’s expected useful life.

Where assets are dedicated to a petroleum lease, the useful lives below are subject to the lesser of the asset category’s useful life and the life of the petroleum lease, unless those assets are readily transferable to another lease.

Key judgements and estimates

The determination of useful lives, residual values and depreciation methods involves estimates and assumptions and is reviewed annually. Any changes to useful lives or any other estimates or assumptions may affect prospective depreciation rates and asset carrying values. The table below summarises the principal depreciation methods and rates applied to major asset categories by BHP Petroleum.

Category	Buildings	Plant and equipment	Petroleum interests	Capitalised exploration, evaluation and development expenditure
Typical depreciation methodology	SL	UoP	UoP	UoP
Depreciation rate	15 – 50 years	Based on the rate of depletion of reserves	Based on the rate of depletion of reserves	Based on the rate of depletion of reserves

BHP Petroleum Assets

Notes to the Financial Statements

Commitments

BHP Petroleum’s commitments for capital expenditure were US$754 million at 30 June 2021 (2020: US$971 million, 2019: US$1,201 million). BHP Petroleum’s commitments related to leases are included in Note 10 ‘Leases’.

9. Interest bearing liabilities

	Current			Non-current
	2021 US$M	2020 US$M	Unaudited’ 2019 US$M	2021 US$M	2020 US$M	Unaudited’ 2019 US$M
Lease liabilities	35	61	-	234	322	-
Bank overdrafts	-	-	17	-	-	-

Total interest bearing liabilities	35	61	17	234	322	-

Further information on BHP Petroleum’s leases is provided in Note 10 ‘Leases’.

Cash is disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call.

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Total cash and cash equivalents	776	325	1,398
Bank overdrafts	-	-	(17)

Total cash and cash equivalents, net of overdrafts	776	325	1,381

BHP Petroleum Assets

Notes to the Financial Statements

10. Leases

BHP Petroleum applied IFRS 16 ‘Leases’ from 1 July 2019. Details on the transition to IFRS 16 are included in Note 25 ‘New and amended accounting standards and interpretations’.

Movements in BHP Petroleum’s lease liabilities during the year are as follows:

	2021 US$M	2020 US$M
At the beginning of the financial year	383	-
IFRS 16 transition (1)	-	438
Additions	2	13
Lease payments	(45)	(46)
Foreign exchange movement	-	1
Amortisation of discounting	7	8
Derecognition due to lease modification	(62)	-
Transfers and other movements	(16)	(31)

At the end of the financial year	269	383

Comprising:
Current liabilities	35	61
Non-current liabilities	234	322

(1) Refer to Note 25 ‘New and amended accounting standards and interpretations’.

A significant proportion by value of BHP Petroleum’s lease contracts relate to building leases, drill rig and equipment leases. These lease contracts contain a wide variety of different terms and considerations including extension and termination options and variable lease payments. BHP Petroleum’s lease obligations are included in the interest-bearing liabilities.

The maturity profile of lease liabilities based on the undiscounted contractual amounts is as follows:

	2021 US$M	2020 US$M
Due for payment:
In one year or less or on demand	41	70
In more than one year but not more than two years	37	70
In more than two years but not more than five years	91	130
In more than five years (1)	133	156

Total	302	426

Less amount representing interest	33	43

Present value of net minimum lease payments	269	383

(1) Includes US$9 million (2020: US$35 million) due for payment in more than ten years.

At 30 June 2021, commitments for leases not yet commenced based on undiscounted contractual amounts were US$36 million (2020: US$14 million). At 30 June 2021, commitments relating to short-term leases were US$8 million (2020: US$2 million).

BHP Petroleum Assets

Notes to the Financial Statements

BHP Petroleum’s aggregate amounts of minimum lease payments under non-cancellable operating leases at 30 June 2019 under IAS 17 were as follows:

Commitments under operating leases	Unaudited 2019 US$M
Due not later than one year	58
Due later than one year and not later than five years	155
Due later than five years	189

Total	402

As at 30 June 2019, BHP Petroleum did not recognise any finance lease liabilities under IAS 17 ‘Leases’.

Movements in BHP Petroleum’s right-of-use assets during the year are as follows:

	2021			2020
	Land and buildings US$M	Plant and equipment US$M	Total US$M	Land and buildings US$M	Plant and equipment US$M	Total US$M
Net book value
At the beginning of the financial year	167	96	263	-	-	-
Assets recognised on adoption of IFRS 16	-	-	-	233	128	361
Additions	1	-	1	4	9	13
Depreciation for the period	(18)	(26)	(44)	(23)	(41)	(64)
Impairments for the year	(27)	-	(27)	-	-	-
Derecognition due to lease modification	-	(62)	(62)	-	-	-
Transfers and other movements (1)	-	-	-	(47)	-	(47)

At the end of the financial year	123	8	131	167	96	263

- Cost	190	29	219	189	106	295
- Accumulated depreciation and impairments	(67)	(21)	(88)	(22)	(10)	(32)

(1) Transfer to net investment in sublease receivable, on commencement of sublease.

Right-of-use assets are included within the underlying asset classes in property, plant and equipment. Refer to Note 8 ‘Property, plant and equipment’.

BHP Petroleum Assets

Notes to the Financial Statements

Amounts recorded in the income statement and the cash flow statement for the year were:

	2021 US$M	2020 US$M	Included within

Income statement

Depreciation of right-of-use assets	37	46	Profit from operations

Short-term, low-value and variable lease costs (1)	52	37	Profit from operations

Interest on lease liabilities	7	8	Financial expenses

Cash flow statement

Principal lease payments	38	39	Cash flows from financing activities

Lease interest payments	7	7	Cash flows from operating activities
(1)

Relates to US$36 million of variable lease costs (2020: US$22 million), US$13 million of short-term lease costs (2020: US$10 million) and US$3 million of low-value lease costs (2020: US$5 million). Variable lease costs include contracts for building leases, drill rig and equipment leases. These contracts contain variable lease payments based on usage and asset performance.

Recognition and measurement (following adoption of IFRS 16)

All leases with the exception of short-term (under 12 months) and low-value leases are recognised on the balance sheet, as a right-of-use asset and a corresponding interest-bearing liability. Lease liabilities are initially measured at the present value of the future lease payments from the lease commencement date and are subsequently adjusted to reflect the interest on lease liabilities, lease payments and any remeasurements due to, for example, lease modifications or changes to future lease payments linked to a rate. Lease payments are discounted using the interest rate implicit in the lease, where it is readily determinable. Where the implicit interest rate is not readily determinable, the interest payments are discounted at BHP Group’s incremental borrowing rate, adjusted to reflect factors specific to the lease, including where relevant the currency, tenor and location of the lease.

In addition to containing a lease, the contractual arrangements may include non-lease components (for example, the maintenance and service costs associated with building leases). BHP Petroleum has elected to separate these non-lease components from the lease components in measuring lease liabilities.

Low-value and short-term leases are expensed to the income statement. Variable lease payments not dependent on an index or rate are excluded from lease liabilities and expensed to the income statement.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost will initially correspond to the lease liability, adjusted for initial direct costs, lease payments made prior to lease commencement, capitalised provisions for closure and rehabilitation and any lease incentives.

Lease costs are recognised in the income statement over the lease term in the form of depreciation on the right-of-use asset and finance charges representing the unwind of the discount on the lease liability, replacing certain operating lease expenses previously reported under IAS 17.

Where BHP Petroleum is the operator of an unincorporated joint operation and all investors are parties to a lease, BHP Petroleum recognises its proportionate share of the lease liability and associated right-of-use asset. In the event BHP Petroleum is the sole signatory to a lease and therefore has the sole legal obligation to make lease payments, the lease liability is recognised in full. Where the associated right-of-use asset is sub-leased (under a finance sub-lease) to a joint operation, for instance where it is dedicated to a single operation and the joint operation has the right to direct the use of the asset, BHP Petroleum recognises its proportionate share of the right-of-use asset and a net investment in the lease, representing amounts to be recovered from the other parties to the joint operation. If BHP Petroleum is not party to the lease contract but sub-leases the associated right-of-use asset, the proportionate share of the right-of-use asset and a lease liability which is payable to the operator is recognised.

BHP Petroleum Assets

Notes to the Financial Statements

Key judgements and estimates

Where BHP Petroleum cannot readily determine the interest rate implicit in the lease, estimation is involved in the determination of the weighted average incremental borrowing rate to measure lease liabilities. The incremental borrowing rate reflects the rates of interest a lessee would have to pay to borrow over a similar term, with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. Under BHP Group’s portfolio approach to debt management, it does not specifically borrow for asset purchases. Therefore, the incremental borrowing rate is estimated with reference to BHP Group’s corporate borrowing portfolio, adjusted to reflect the terms and conditions of the lease (including the impact of currency, credit rating of subsidiary entering into the lease and the term of the lease), at the commencement of the lease arrangement or the time of lease modification.

BHP Petroleum estimates stand-alone prices, where such prices are not readily observable, in order to allocate the contractual payments between lease and non-lease components.

IAS 17 Leases replaced by IFRS 16

BHP Petroleum applied accounting standard IAS 17 prior to adoption of IFRS 16 from 1 July 2019. Pre 1 July 2019, BHP Petroleum had no leases classified as finances leases under IAS17, however had a number of leases classified as operating leases as at 30 June 2019. Operating leases under IAS 17 are not capitalised and rental payments are included in the income statement on a straight-line basis over the lease term. Minimum lease payments under non-cancellable operating leases as at 30 June 2019 are disclosed above.

The effect of applying IFRS 16 has been disclosed in Note 25 ‘New and amended accounting standards’.

11. Intangible assets

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Net book value
At the beginning of the financial year	110	104	149
Additions	19	44	6
Amortisation for the year (1)	(32)	(38)	(37)
Impairment for the year (2)	(19)	—	(14)

At the end of the financial year	78	110	104

- Cost	248	305	298
- Accumulated depreciation and impairments	(170)	(195)	(194)

(1)	Included in income statement line item ‘Expenses excluding net finance costs’.
(2)	Refer to Note 12 ’Impairment of non-current assets’ for information on impairments.

Recognition and measurement

Where applicable, BHP Petroleum capitalises amounts paid for initial payments for the acquisition of identifiable intangible assets, such as software, licenses and initial payments for the acquisition of petroleum lease assets, where it is considered that they will contribute to future periods through revenue generation or reductions in cost. These assets, classified as finite life intangible assets, are carried in the balance sheet at the fair value of consideration paid less accumulated amortisation and impairment charges. Intangible assets with finite useful lives are amortised on a straight-line basis over their useful lives. The estimated useful lives are generally no greater than ten years.

BHP Petroleum Assets

Notes to the Financial Statements

Intangible assets primarily represent payments made for exploration leases, which have finite useful lives. Initial payments for the acquisition of intangible exploration lease assets are capitalised and amortised over the term of the permit. A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area. Capitalised costs are only carried forward to the extent that they are expected to be recovered through the successful exploitation of the area of interest or alternatively by its sale. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

Key judgements and estimates

Assessment of impairment indicators requires management’s judgement. If a judgement is made that recovery of previously capitalised intangible petroleum lease assets is unlikely, the relevant amount will be charged to the income statement.

Determining the recoverable amount requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established.

Where indications of impairment exist for intangible assets, in the absence of quoted market prices, estimates are made regarding the present value of future post-tax cash flows. These estimates require management’s judgement and assumptions and are subject to risk and uncertainty that may be beyond the control of BHP Petroleum; hence there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of assets at each reporting date. The estimates are made from the perspective of a market participant and includes prices, future production volumes operating costs, tax attributes and discount rates.

BHP Petroleum Assets

Notes to the Financial Statements

12. Impairment of non-current assets

As at 30 June 2021	Property, plant and equipment US$M	Intangibles US$M	Total US$M
Previously capitalised exploration and evaluation cost (1)	66	-	66
Abandoned/relinquished exploration leases (2)	-	19	19
Leasehold fit out and fittings (3)	42	-	42

Total impairment of non-current assets	108	19	127

As at 30 June 2020	Property, plant and equipment US$M	Intangibles US$M	Total US$M
Other	11	-	11

Total impairment of non-current assets	11	-	11

Unaudited As at 30 June 2019	Property, plant and equipment US$M	Intangibles US$M	Total US$M
Previously capitalised exploration and evaluation cost (1)	7	13	20
Abandoned/relinquished exploration leases (2)	-	1	1

Total impairment of non-current assets	7	14	21

(1)	Write-off of previously capitalised exploration and evaluation cost, following technical analysis of exploration results for various areas of interest.
(2)	Write-off of capitalised exploration costs, where no further exploration and evaluation work was planned, following technical review of exploration portfolio.
(3)	Write-off of leasehold fit out and fittings following restructuring, which resulted in a reduction in required office space.

For all impairments recognised in FY2021, FY2020 and FY2019, the recoverable amount of individual assets impaired was determined to be US$ nil following impairment review.

Recognition and measurement

Impairment tests for all assets are performed when there is an indication of impairment. If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount.

Where applicable, previously impaired assets are reviewed for possible reversal of previous impairment at each reporting date. Impairment reversal cannot exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised for the asset. There were no reversals of impairment in the current or prior periods presented.

How recoverable amount is calculated

The recoverable amount is the higher of an asset’s fair value less cost of disposal and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

BHP Petroleum Assets

Notes to the Financial Statements

Valuation methods

Fair value less cost of disposal (FVLCD)

FVLCD is an estimate of the amount that a market participant would pay for an asset, less the cost of disposal. FVLCD is generally determined using independent market assumptions to calculate the present value of the estimated future post-tax cash flows expected to arise from the continued use of the asset, including the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost and its eventual disposal where a market participant may take a consistent view. Cash flows are discounted using an appropriate post tax market discount rate to arrive at a net present value of the asset, which is compared against the asset’s carrying value. FVLCD may also take into consideration other market-based indicators of fair value.

Value in Use (VIU)

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal or closure. VIU is determined by applying assumptions specific to our continued use and cannot take into account future development. These assumptions are different to those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) to a FVLCD calculation.

Key judgements and estimates

Judgements: Assessment of indicators of impairment or impairment reversal require significant management judgement. Indicators of impairment may include changes in BHP Petroleum’s operating and economic assumptions, including those arising from changes in reserves, updates to the commodity supply, demand and price forecasts, or the possible additional impacts from emerging risks such as those related to climate change and the transition to a low carbon economy and pandemics similar to COVID-19.

Climate Change

BHP Petroleum operated for all periods presented as part of BHP Group. As such, BHP Petroleum does not have a stand-alone climate change strategy. Future changes to BHP Group’s climate change strategy, global decarbonisation signposts or physical risks to BHP Petroleum’s assets may impact BHP Petroleum significant judgements and key estimates and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods.

When considering asset impairment assessment of BHP Petroleum, future impacts related to climate change and the transition to a lower carbon economy may include:

●

demand for BHP Petroleum’s commodities decreasing, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change, resulting in a proportion of reserves becoming incapable of extraction in an economically viable fashion

●	physical impacts related to acute risks resulting from increased severity of extreme weather events and those related to chronic risks resulting from longer-term changes in climate patterns.

Where sufficiently developed, the potential financial impacts on BHP Petroleum of climate change and the transition to a low carbon economy have been considered in the assessment of indicators of impairment, including:

●	BHP Group’s current assumptions relating to demand for commodities and carbon pricing, including their impact on BHP Group’s long-term price forecasts applied by BHP Petroleum

●	BHP Group’s operational emissions reduction strategy

BHP Petroleum Assets

Notes to the Financial Statements

COVID-19

The macroeconomic disruptions relating to COVID-19 and mitigating actions enforced by health authorities create uncertainty in BHP Petroleum’s operating and economic assumptions, including commodity prices, demand and supply volumes, operating costs and applied discount rates. However, given the long-lived nature of the majority of BHP Petroleum’s assets, COVID-19 did not, in isolation, result in the identification of indicators of impairment for BHP Petroleum’s asset values at 30 June 2021. Due to ongoing uncertainty as to the extent and duration of COVID-19 restrictions and the overall impact on economic activity, actual experience may materially differ from internal forecasts and may result in the reassessment of indicators of impairment for BHP Petroleum’s assets in future reporting periods.

Estimates: BHP Petroleum performs a recoverable amount determination for an asset when there is an indication of impairment or impairment reversal.

When the recoverable amount is measured by reference to FVLCD, in the absence of quoted market prices or binding sale agreement, estimates are made regarding the present value of future post-tax cash flows. These estimates are made from the perspective of a market participant and include prices, future production volumes, operating costs, capital expenditure, closure and rehabilitation costs, tax attributes, risking factors applied to cash flows and discount rates. Reserves and resources are included in the assessment of FVLCD to the extent that it is considered probable that a market participant would attribute value to them.

When recoverable amount is measured using VIU, estimates are made regarding the present value of future cash flows based on internal budgets and forecasts and life of asset plans. Key estimates are similar to those identified for FVLCD, although some assumptions and values may differ as they reflect the perspective of management rather than a market participant.

All estimates require management judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of BHP Petroleum; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of assets at each reporting date.

The most significant estimates impacting BHP Petroleum’s recoverable amount determinations include:

Commodity prices

Commodity prices were based on BHP Petroleum’s latest internal forecasts which assume that short-term market prices will revert to BHP Petroleum’s assessment of long-term prices. These price forecasts reflect management’s long-term views of global supply and demand, built upon past experience of the commodity markets and are benchmarked with external sources of information such as analyst forecasts. Prices are adjusted based upon premiums or discounts applied to global price markers based on the location, nature and quality produced, or to take into account contracted prices.

Future production volumes

Estimated production volumes were based on detailed data and took into account development plans established by management as part of BHP Petroleum’s long-term planning process. When estimating FVLCD, assumptions reflect all reserves and resources that a market participant would consider when valuing assets, which in some cases are broader in scope than the reserves that would be used in a VIU test. In determining FVLCD, risk factors may be applied to reserves and resources which do not meet the criteria to be treated as proved.

BHP Petroleum Assets

Notes to the Financial Statements

Operating costs and capital expenditures

Operating costs and capital expenditures are generally based on internal budgets and forecasts and life of asset plans. Cost assumptions reflect management’s experience and expectations. In the case of FVLCD, cash flow projections include the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost where a market participant may take a consistent view. VIU does not take into account future development.

Discount rates

BHP Petroleum uses real post-tax discount rates applied to real post-tax cash flows. The discount rates are derived using BHP Group’s weighted average cost of capital methodology. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows.

13. Trade and other payables

	2021 US$M	2020 US$M	Unaudited, 2019 US$M
Trade payables external	641	491	625
Other payables	278	280	304

Total trade and other payables	919	771	929

BHP Petroleum Assets

Notes to the Financial Statements

14.	Closure and rehabilitation provisions

A reconciliation of the changes in the closure and rehabilitation provisions is shown in the following table:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
At the beginning of the financial year	3,595	2,300	1,980
Capitalised amounts for operating sites:
Change in estimate	131	486	334
Impact of change in discount rate	-	775	-
Exchange translation	162	(24)	(42)
Adjustments charged/(credited) to the income statement for closed sites:
Change in estimate	17	19	(11)
Impact of change in discount rate	-	22	-
Exchange translation	10	(2)	(3)
Other adjustments to the provision:
Amortisation of discounting impacting net finance costs	94	106	111
Acquisition of subsidiaries and operations	179	-	-
Divestment and demerger of subsidiaries and operations	(81)	-	-
Expenditure on closure and rehabilitation activities	(152)	(86)	(67)
Exchange variations impacting foreign currency translation reserve	2	(1)	(2)

At the end of the financial year	3,957	3,595	2,300

Comprising:
Current	141	162	205
Non-current	3,816	3,433	2,095

Operating sites	3,623	3,292	2,043
Closed sites	334	303	257

BHP Petroleum is required to rehabilitate sites and associated facilities at the end of, or in some cases, during the course of production, to a condition acceptable to the relevant authorities, as specified in license requirements and BHP Group’s environmental performance requirements as set out within the BHP Group Charter.

The key components of closure and rehabilitation activities are:

•	the removal of all unwanted infrastructure associated with an operation

•	the return of disturbed areas to a safe, stable, productive and self-sustaining condition, consistent with agreed end use

Recognition and measurement

Provisions for closure and rehabilitation are recognised by BHP Petroleum when:

•	it has a present legal or constructive obligation as a result of past events;

•	it is more likely than not that an outflow of resources will be required to settle the obligation;

•	the amount can be reliably estimated.

BHP Petroleum Assets

Notes to the Financial Statements

Initial recognition

Closure and rehabilitation provisions are initially recognised when an environmental disturbance first occurs. The individual site provisions are an estimate of the expected value of future cash flows required to rehabilitate the relevant site using current restoration standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to their present value using currency specific discount rates aligned to the estimated timing of cash outflows.

When provisions for closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation.

Subsequent measurement

The closure and rehabilitation asset, recognised within property, plant and equipment, is depreciated over the life of the operations. The value of the provision is progressively increased over time as the effect of discounting unwinds, resulting in an expense recognised in net finance costs.

The closure and rehabilitation provision is reviewed at each reporting date to assess if the estimate continues to reflect the best estimate of the obligation. If necessary, the provision is remeasured to account for factors, including:

•	revisions to estimated reserves, resources and lives of operations;

•	developments in technology;

•	regulatory requirements and environmental management strategies;

•	changes in the estimated extent and costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates, where applicable;

•	movements in interest rates affecting the discount rate applied.

Changes to the closure and rehabilitation estimate for operating sites are added to, or deducted from, the related asset and amortised on a prospective basis accordingly over the remaining life of the operation, generally applying the UoP method.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when incurred.

Closed sites

Where future economic benefits are no longer expected to be derived through operations, changes to the associated closure and remediation costs are charged to the income statement in the period identified.

Key estimates

The recognition and measurement of closure and rehabilitation provisions requires the use of significant estimates and assumptions, including, but not limited to:

•	the extent (due to legal or constructive obligations) of potential activities required for the removal of infrastructure and rehabilitation activities;

•	costs associated with future rehabilitation activities;

•	applicable discount rates;

•	the timing of cash flows and ultimate closure of operations.

BHP Petroleum Assets

Notes to the Financial Statements

The extent and cost of future rehabilitation activities may also be impacted by the potential physical impacts of climate change. In estimating the potential cost of closure activities, BHP Petroleum considers factors such as long-term weather outlooks, for example forecast changes in rainfall patterns and the cost of performing rehabilitation activities.

While progressive closure is performed across a number of operations, significant rehabilitation activities are generally undertaken at the end of the production life at the individual sites, the estimated timing of which is informed by BHP Petroleum’s current assumptions relating to demand for commodities and their impact on BHP Petroleum’s long-term price forecasts. Remaining production lives range from 1-36 years with an average for all sites, weighted by current closure provision, of approximately 17 years. The discount rates applied to BHP Petroleum’s closure and rehabilitation provisions are determined by reference to the currency of the closure cash flows, the period over which the cash flows will be incurred and prevailing market interest rates (where available). The effect of prior year (FY2020) changes to discount rates was an increase of approximately US$797 million in the closure and rehabilitation provision. There were no changes to the discount in the current year or FY2019.

While the closure and rehabilitation provisions reflect management’s best estimates based on current knowledge and information, further studies and detailed analysis of the closure activities for individual assets will be performed as the assets near the end of their operational life and/or detailed closure plans are required to be submitted to relevant regulatory authorities. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new restoration techniques, changes in regulatory requirements for rehabilitation, risks relating to climate change and the transition to a low carbon economy and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet.

Sensitivity

A further 0.5 per cent decrease in the discount rates applied at 30 June 2021 would result in an increase to the closure and rehabilitation provision of approximately US$245 million, an increase in property, plant and equipment of approximately US$241 million in relation to operating sites and an income statement charge of approximately US$4 million in respect of closed sites. In addition, the change would result in an increase of approximately US$46 million in depreciation expense and a US$13 million reduction in net finance costs for the year ending 30 June 2022.

Given the long-lived nature of the majority of BHP Petroleum’s assets, closure activities are generally not expected to occur for a significant period of time. A one-year acceleration in forecast cash flows of BHP Petroleum’s closure and rehabilitation provisions, in isolation, would result in an increase to the provision of approximately US$53 million, an increase in property, plant and equipment of US$46 million in relation to operating sites and an income statement charge of US$7 million in respect of closed sites.

15.	Other provisions

The disclosure below excludes closure and rehabilitation provisions (refer to Note 14 ‘Closure and rehabilitation provisions’), employee benefits, restructuring and post-retirement employee benefits provisions (refer to Note 18 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’).

BHP Petroleum Assets

Notes to the Financial Statements

A reconciliation of changes in other provisions for other liabilities is shown in the following table:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
At the beginning of the financial year	168	259	229
Charge/(credit) for the year:
Disposals	(1)	-	30
Underlying	122	94	193
Discounting	1	3	10
Exchange variations	6	-	-
Released during the year	(7)	(43)	(69)
Utilisation	(57)	(85)	(138)
Transfers and other movements	1	(60)	4

At the end of the financial year	233	168	259
Comprising:
Current	137	145	137
Non-current	96	23	122

16.	Contingent liabilities

BHP Petroleum’s total contingent liabilities for subsidiaries and joint operations as at 30 June 2021 is US$759 million (2020: US$687 million, 2019: US$713 million).

A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events not wholly within the control of BHP Petroleum. A contingent liability may also be a present obligation arising from past events but is not recognised on the basis that an outflow of economic resources to settle the obligation is not viewed as probable, or the amount of the obligation cannot be reliably measured.

When BHP Petroleum has a present obligation, an outflow of economic resources is assessed as probable and the obligation can be reliably measured, a provision is recognised. BHP Petroleum’s contingent liabilities primarily include possible obligations for litigation, uncertain tax and royalty matters, open regulatory audits and various other claims, for which the timing of resolution and potential economic outflow is uncertain. Obligations assessed as having probable future economic outflows capable of reliable measurement are provided at reporting date and matters assessed as having possible future economic outflows capable of reliable measurement are included in the total amount of contingent liabilities above.

Uncertain tax and royalty matters

BHP Petroleum is subject to a range of taxes and royalties across many jurisdictions, the application of which is uncertain in some regards. Changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities and legal proceedings result in uncertainty of the outcome of the application of taxes and royalties to BHP Petroleum’s business. Areas of uncertainty at reporting date include the application of taxes and royalties to BHP Petroleum’s cross-border operations and transactions.

To the extent uncertain tax and royalty matters give rise to a contingent liability, an estimate of the potential liability is included within the above total, where it is capable of reliable measurement.

BHP Petroleum Assets

Notes to the Financial Statements

Open regulatory audits	Under contractual terms, BHP Petroleum is subject to regulatory and joint venture partner audit activity on a routine basis.

BHP Petroleum has included contingent liabilities for various periods remaining under audit with regulatory bodies; primarily related to cost recovery claimed by BHP Petroleum, as operator, under contractual terms.

To the extent that outcomes of audits remain uncertain, these may give rise to a contingent liability. An estimate of the potential outflow is included within the above total, where it is capable of reliable measurement.

BHP Petroleum has entered into various counterindemnities of bank and performance guarantees related to its own future performance, which are entered into in the normal course of business. The likelihood of these guarantees being called upon is considered remote.

17.	Financial risk management

Capital Management

BHP Petroleum has operated for all periods presented as part of BHP Group, with capital of BHP Petroleum managed in accordance with BHP Group capital management strategies and priorities. BHP Group defines capital as the total equity of BHP Group. BHP Group seeks to maintain a strong balance sheet and deploys its capital with reference to BHP Group Capital Allocation Framework. BHP Group monitors capital using BHP Group’s net debt balance and BHP Group’s gearing ratio, being the ratio of net debt to net debt plus net assets. Capital is managed with the goal of maintaining levels of gearing designed to optimise the cost of capital and return on capital employed, while also growing the business consistently through project developments and acquisitions across BHP Group portfolio of assets.

BHP Petroleum’s strategy, as part of BHP Group, is to focus on upstream, large, long life, low cost and expandable assets. BHP Group and BHP Petroleum continually review its portfolio to identify assets that do not fit this strategy. BHP Group, together with BHP Petroleum, will invest capital in assets that fit its strategy.

Financial risks

BHP Petroleum has operated for all periods presented as part of BHP Group; with BHP Petroleum’s financial risks considered and managed by the BHP Group Financial Risk Management Committee (FRMC) under authority delegated by the BHP Group Chief Executive Officer.

Financial risk management strategy

The financial risks arising from BHP Petroleum’s operations are market risk, including risks associated with movements in interest rates, currency exchange rates and commodity prices, liquidity risk and credit risk. These risks arise in the normal course of business and BHP Petroleum manages its exposure to them in accordance with the BHP Group Portfolio Risk Management Strategy.

Primary responsibility for identification and control of financial risks rests with the BHP Group’s FRMC under authority delegated by the BHP Group Chief Executive Officer.

The FRMC reviews the effectiveness of internal controls related to commodity price risk, counterparty credit risk, financing risk, interest rate risk and insurance. The FRMC monitors the financial risk management policies and exposures and approves financial transactions within the scope of its authority.

BHP Petroleum Assets

Notes to the Financial Statements

BHP Petroleum’s risk exposure and responses

BHP Petroleum’s operations expose it to a variety of financial risks that include commodity price risk, liquidity risk, credit risk, currency risk and interest rate risk.

The individual risks along with the responses of BHP Petroleum are set out below.

Credit risk

Trade receivables generally have terms of less than 30 days. BHP Petroleum has no material concentration of credit risk with any single counterparty.

Refer to Note 6 ‘Trade and other receivables’ for details on BHP Petroleum’s credit risk.

Commodity price risk

BHP Petroleum is exposed to movements in the prices of the products that are sold as commodities on the market. While fluctuations occur in the market, it would take significant decreases over an extended period of time to have a material effect on results of operations.

Interest rate risk

BHP Petroleum is exposed to interest rate risk on its outstanding borrowings and short-term cash deposits from the possibility that changes in interest rate will affect future cash flows. BHP Petroleum does not have exposure to external facing debt - with all current debt funding provided by BHP Group entities.

The majority of BHP Petroleum’s debt is issued at London Interbank Offered Rate (LIBOR) interest rates. Based on the net debt position as at 30 June 2021, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease BHP Petroleum’s equity and profit after taxation by US$67 million (2020: decrease of US$98 million, 2019: decrease of US$112 million). This assumes the change in interest rates is effective from the beginning of the financial year and the net debt balances are constant over the year.

Interest rate benchmark reform

LIBOR and other benchmark interest rates are expected to be replaced by alternative risk-free rates (ARR) by the end of CY2021 as part of inter-bank offer rate (IBOR) reform. BHP Group has established a project to assess the implications of IBOR reform across BHP Group and to manage and execute the transition from current discontinuing IBORs rates to ARR, including updating policies, systems and processes.

BHP Petroleum has early adopted amendments to IFRS 9 ‘Financial Instruments’, IFRS 7 ‘Financial Instruments: Disclosures’ and IFRS 16 ‘Leases’ in relation to IBOR reform.

Currency risk

The US dollar is the predominant functional currency within BHP Petroleum and as a result, currency exposures arise from transactions and balances in currencies other than the US dollar. BHP Petroleum’s potential currency exposures comprise:

•	translational exposure in respect of non-functional currency monetary items

•	transactional exposure in respect of non-functional currency expenditure and revenues.

BHP Petroleum Assets

Notes to the Financial Statements

The following table shows the foreign currency risk arising from financial assets and liabilities, which are denominated in currencies other than the US dollar:

Net financial (liabilities)/assets - by currency of denomination	2021 US$M	2020 US$M	Unaudited 2019 US$M
Australian dollars	(95)	68	101
Other	37	6	15

Total	(58)	74	116

The principal non-functional currency exposure for BHP Petroleum is the Australian dollar. Based on BHP Petroleum’s net financial assets and liabilities as at 30 June 2021, a weakening of the US dollar against this currency (one cent strengthening in the Australian dollar), with all other variables held constant, would decrease BHP Petroleum’s equity and profit after taxation by US$1 million (2020: increase of US$1 million, 2019: increase of US$1 million).

Liquidity risk

BHP Petroleum’s liquidity risk arises from the possibility that it may not be able to settle or meet its obligations as they fall due. The risk is managed as part of BHP Group’s Portfolio Risk Management Strategy and within BHP Group’s overall Cash Flow at Risk (CFaR) limit.

BHP Petroleum Assets

Notes to the Financial Statements

The tables below summarise the timing of cash outflows relating to payables, including those to BHP Group entities and leases:

2021 US$M	Trade and other payables	Payables to BHP Group	Leases	Total
Due for payment:
Within 1 year	919	2,001	41	2,961
1 to 2 years	-	10,347	37	10,384
2 to 3 years	-	-	35	35
3 to 4 years	-	-	33	33
4 to 5 years	-	-	23	23
Above 5 years	-	-	133	133

Total	919	12,348	302	13,569

2020 US$M	Trade and other payables	Payables to BHP Group	Leases	Total
Due for payment:
Within 1 year	771	6,533	70	7,374
1 to 2 years	-	-	70	70
2 to 3 years	-	10,347	63	10,410
3 to 4 years	-	-	35	35
4 to 5 years	-	-	32	32
Above 5 years	-	-	156	156

Total	771	16,880	426	18,077

Unaudited 2019 US$M	Trade and other payables	Payables to BHP Group	Total
Due for payment:
Within 1 year	929	6,520	7,449
1 to 2 years	-	3,993	3,993
2 to 3 years	-	-	-
3 to 4 years	-	10,347	10,347
4 to 5 years	-	-	-
Above 5 years	-	-	-

Total	929	20,860	21,789

* Refer to Note 25 ‘New and amended accounting standards and interpretations’.

Fair value measurement

All financial assets and financial liabilities are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate and subsequently carried at fair value or amortised cost. The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to fair values.

BHP Petroleum Assets

Notes to the Financial Statements

	IFRS 13 Fair value hierarchy Level	IFRS 9 Classification	2021 US$M	2020 US$M	Unaudited 2019 US$M
Cash and cash equivalents		Amortised cost	776	325	1,398
Trade and other receivables		Amortised cost	1,065	785	873
Receivables from BHP Group		Amortised cost	5,526	12,424	15,871
Other financial assets (1)(2)	2,3	Fair value through profit or loss	51	93	70

Total financial assets			7,418	13,627	18,212

Trade and other payables		Amortised cost	919	771	929
Payables to BHP Group		Amortised cost	12,348	16,880	20,860
Other financial liabilities	3	Fair value through profit or loss	9	6	2
Interest bearing liabilities		Amortised cost	269	383	17

Total financial liabilities			13,545	18,040	21,808

(1)

Includes financial assets of US$51 million (2020: US$78 million, 2019: US$70 million) categorised as Level 3. Significant items are derivatives embedded in physical commodity purchase and sales contract and contingent consideration receivable.

(2)	Includes investment in debt security of $0 (2020: US$15 million, 2019: $0) categorised as Level 2.

BHP Petroleum uses fair value to measure certain of its assets and liabilities in the combined financial statements. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, that is, an exit price from the perspective of a market participant that holds the asset or owes the liability.

For financial assets and liabilities carried at fair value, BHP Petroleum uses the following to categorise the method used based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – Based on quoted process (unadjusted) in active markets for identical financial assets and liabilities

Level 2 – Based on inputs other than quoted prices included within Level 1 that are observable for financial asset or liability

Level 3 – Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling

If, at inception of a contract, the valuation cannot be supported by observable market data, any gain or loss determined by the valuation methodology is not recognised in the income statement but deferred on the balance sheet and is commonly known as ‘day-one gain or loss’. This deferred gain or loss is recognised in the income statement over the life of the contract until substantially all the remaining contract term can be valued using observable market data at which point any remaining deferred gain or loss is recognised in the income statement. Changes in valuation subsequent to the initial valuation at inception of a contract are recognised immediately in the income statement.

The carrying value of Other financial assets and Other financial liabilities includes an embedded derivative resulting from a physical commodity (gas) purchase and sale contract in Trinidad and Tobago. The carrying value of the embedded derivative at 30 June 2021 was a net liability of US$4 million (2020: net asset of US$26 million, 2019: net asset of US$23 million).

Within Other financial assets, BHP Petroleum has also recognised a receivable for contingent consideration of US$46 million for each reporting period. The contingent consideration asset was recognised on sale of an interest in the Scarborough gas project to Woodside Petroleum Limited in 2016. Where a positive final investment decision is made, a contingent payment of US$150 million will be payable to BHP Petroleum.

BHP Petroleum Assets

Notes to the Financial Statements

The valuation techniques used by BHP Petroleum to measure fair value include the use of internally developed methodologies and models that result in management’s best estimate of fair value. Inputs used in the valuation include, but are not limited to, future commodity prices, market discount rates and consideration of risks specific to the asset or liability being fair valued.

The following table presents the impact of activity for financial instruments classified as Level 3 in the fair value hierarchy as at 30 June 2021, 2020 and 2019:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Fair value at beginning of year	72	68	61
Gains/(losses) recognised in income statement:	(10)	29	22
Settlements	(20)	(25)	(15)

Net fair value at end of year	42	72	68

18. Employee benefits, restructuring and post-retirement employee benefits provisions

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Employee benefits provisions (1)	147	121	114
Restructuring provisions (2)	31	8	26
Post-retirement employee benefits provisions	248	253	246

Total provisions	426	382	386

Comprising:
Current	178	129	140
Non-current	248	253	246
(1)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.
(2)	Total restructuring provisions include provisions for terminations.

BHP Petroleum Assets

Notes to the Financial Statements

2021 US$M	Employee benefits (1)	Restructuring (2)	Post- retirement employee benefits	Total
At the beginning of the financial year	121	8	253	382
Charge/(credit) for the year:
Underlying	144	29	20	193
Discounting	-	-	11	11
Net interest expense	-	-	(4)	(4)
Exchange variations	1	-	-	1
Released during the year	(18)	-	-	(18)
Remeasurement gains taken to retained earnings	-	-	(2)	(2)
Utilisation	(101)	(6)	(30)	(137)

At the end of the financial year	147	31	248	426

(1)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.
(2)	Total restructuring provisions include provisions for terminations.

Recognition and measurement

Provisions are recognised by BHP Petroleum when:

●	there is a present legal or constructive obligation as a result of past events

●	it is more likely than not that a permanent outflow of resources will be required to settle the obligation

●	the amount can be reliably estimated and measured at the present value of management’s best estimate of the cash outflow required to settle the obligation at reporting date.

Provision	Description
Employee benefits

Liabilities for annual leave and any accumulating sick leave accrued up until the reporting date that are expected to be settled within 12 months are measured at the amounts expected to be paid when the liabilities are settled. To the extent uncertain tax and royalty matters give rise to a contingent liability, an estimate of the potential liability is included within the above total, where it is capable of reliable measurement.

Liabilities for long service leave are measured as the present value of estimated future payments for the services provided by employees up to the reporting date and disclosed within employee benefits.

Liabilities that are not expected to be settled within 12 months are discounted at the reporting date using market yields of high-quality corporate bonds or government bonds for countries where there is no deep market for corporate bonds. The rates used reflect the terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

In relation to industry-based long service leave funds, BHP Petroleum’s liability, including obligations for funding shortfalls, is determined after deducting the fair value of dedicated assets of such funds.

BHP Petroleum Assets

Notes to the Financial Statements

Liabilities for unpaid wages and salaries are recognised in other creditors.
Restructuring

Restructuring provisions are recognised when:

- BHP Petroleum has a detailed formal plan identifying the business or part of the business concerned, the location and approximate number of employees affected, a detailed estimate of the associated costs and an appropriate timeline

- the restructuring has either commenced or been publicly announced and can no longer be withdrawn. Payments falling due greater than 12 months after the reporting date are discounted to present value.

Post-retirement employee benefits

BHP Petroleum operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of BHP Petroleum and are administered by trustees or management boards.

Schemes/Obligations	Description
Defined contribution pension schemes and multi-employer pension schemes

For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by our employees, the pension charge is calculated on the basis of contributions payable. BHP Petroleum contributed US$42 million during the financial year (2020: US$37 million, 2019: US$68 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

Defined benefit pension schemes

For defined benefit pension schemes, the cost of providing pensions is charged to the income statement so as to recognise current and past service costs, net interest cost on the net defined benefit obligations/plan assets and the effect of any curtailments or settlements. Remeasurement gains and losses are recognised directly in equity. An asset or liability is consequently recognised in the balance sheet based on the present value of defined benefit obligations less the fair value of plan assets, except that any such asset cannot exceed the present value of expected refunds from and reductions in future contributions to the plan.

Defined benefit obligations are estimated by discounting expected future payments using market yields at the reporting date on high-quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows. BHP Petroleum has closed all defined benefit pension schemes to new entrants. Defined benefit pension schemes remain operating in Australia and the United States for existing members. Full actuarial valuations are prepared and updated annually to 30 June by local actuaries for all schemes. BHP Petroleum operates final salary schemes (that provide final salary benefits only), non-salary related schemes (that provide flat dollar benefits) and mixed benefit schemes (that consist of a final salary defined benefit portion and a defined contribution portion).

BHP Petroleum Assets

Notes to the Financial Statements

(that provide flat dollar benefits) and mixed benefit schemes (that consist of a final salary defined benefit portion and a defined contribution portion).
Defined benefit post- retirement medical schemes

BHP Petroleum operates a number of post-retirement medical schemes in the United States and certain BHP Group companies provide post-retirement medical benefits to qualifying retirees. In some cases, the benefits are provided through medical care schemes to which BHP Group, the employees, the retirees and covered family members contribute. Full actuarial valuations are prepared by local actuaries for all schemes. These schemes are recognised on the same basis as described for defined benefit pension schemes. All of the post-retirement medical schemes are unfunded.

Risk

BHP Petroleum defined benefit schemes/obligations expose BHP Petroleum to a number of risks, including asset value volatility, interest rate variations, inflation, longevity and medical expense inflation risk.

Recognising this, BHP Petroleum has adopted an approach of moving away from providing defined benefit pensions. The majority of BHP Petroleum’s sponsored defined benefit pension schemes have been closed to new entrants for many years. Existing benefit schemes and the terms of employee participation in these schemes are reviewed on a regular basis.

Actuarial assumptions

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

The material financial assumptions used to estimate the benefit obligations of the various plans are set out below. The assumptions are reviewed by management at the end of each year and are used to evaluate the accrued benefit obligation at 30 June and pension expense for the following year.

	Defined benefit pension schemes			Defined benefit post- retirement medical schemes
			Unaudited			Unaudited
	2021	2020	2019	2021	2020	2019
Key assumptions used to determine benefit obligation:
Discount rate	3.09%	2.51%	3.47%	2.56%	2.40%	3.27%
Post-retirement health care trend rate - initial	-	-	-	4.22%	4.41%	4.52%
Post-retirement health care trend rate - ultimate	-	-	-	4.03%	4.06%	4.08%

BHP Petroleum Assets

Notes to the Financial Statements

	Defined benefit pension schemes			Defined benefit post- retirement medical schemes
			Unaudited			Unaudited
	2021	2020	2019	2021	2020	2019
Key assumptions used to determine benefit expense:
Discount rate	2.51%	3.48%	4.11%	2.40%	3.27%	4.00%
Post-retirement health care trend rate - initial	-	-	-	4.41%	4.52%	4.84%
Post-retirement health care trend rate - ultimate	-		-	4.06%	4.08%	4.11%

In addition to the financial assumptions, we regularly review the demographic and mortality assumptions. The mortality assumptions reflect best practice in the countries in which we provide pensions and have been chosen with regard to applicable published tables adjusted where appropriate to reflect the experience of BHP Petroleum and an extrapolation of past longevity improvements into the future.

BHP Petroleum’s most substantial pension liabilities are in the US where mortality assumptions applied are as follows:

	2021	2020	Unaudited 2019
Life Expectancy of a Male aged 65 now	21.561	21.451	21.386
Life Expectancy of a Male aged 65 in 15 years	22.458	22.358	22.303
Life Expectancy of a Female aged 65 now	23.285	23.197	23.137
Life Expectancy of a Female aged 65 in 15 years	24.116	23.379	23.984

Fund assets

BHP Petroleum follows a coordinated strategy for the funding and investment of its defined benefit pension schemes (subject to meeting all local requirements). BHP Petroleum aims for the value of defined benefit pension scheme assets to be maintained at close to the value of the corresponding benefit obligations, allowing for some short-term volatility. Scheme assets are invested in a diversified range of asset classes, predominantly comprising bonds and equities.

BHP Petroleum aims to progressively shift defined benefit pension scheme assets towards investments that match the anticipated profile of the benefit obligations, as funding levels improve, and benefit obligations mature. Over time, this is expected to result in a further reduction in the total exposure of pension scheme assets to equity markets. For pension schemes that pay lifetime benefits, BHP Petroleum may consider and support the purchase of annuities to back these benefit obligations if it is commercially sensible to do so.

BHP Petroleum Assets

Notes to the Financial Statements

Net liability recognised in the Consolidated Balance Sheet

The net liability recognised in the Consolidated Balance Sheet is as follows:

	Defined benefit pension schemes/post-employment obligations			Post-retirement medical schemes
			Unaudited			Unaudited
	2021 US$M	2020 US$M	2019 US$M	2021 US$M	2020 US$M	2019 US$M
Present value of funded defined benefit obligation	163	172	172	-	-	-
Present value of unfunded defined benefit obligation	111	97	104	154	166	154
Fair value of defined benefit scheme assets	(180)	(182)	(184)	-	-	-

Scheme deficit	94	87	92	154	166	154

Unrecognised surplus	-	-	-	-	-	-
Unrecognised past service credits	-	-	-	-	-	-
Adjustment for employer contributions tax	-	-	-	-	-	-

Net liability recognised in the Consolidated Balance Sheet	94	87	92	154	166	154

BHP Petroleum has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. BHP Petroleum intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.

Employee share ownership plans

Awards, in the form of the right to receive ordinary shares in either BHP Group Limited or BHP Group Plc, have been granted under the following employee share ownership plans: Cash and Deferred Plan (CDP), Short-Term Incentive Plan (STIP), Long-Term Incentive Plan (LTIP), Management Award Plan (MAP), Transitional and Commencement Key Management Personnel awards and the all-employee share plan, Shareplus.

Some awards are eligible to receive a cash payment, or the equivalent value in shares, equal to the dividend amount that would have been earned on the underlying shares awarded to those participants (the Dividend Equivalent Payment, or DEP). The DEP is provided to the participants once the underlying shares are allocated or transferred to them. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation in the share capital of BHP Group Limited or BHP Group Plc.

Employee share awards pre-tax expense is US$36 million (2020: US$39 million, 2019: US$45 million).

BHP Petroleum Assets

Notes to the Financial Statements

Fair value and assumptions in the calculation of fair value for awards issued

2021	Closing number of shares at the end of the financial year	Weighted average fair value of awards granted during the year US$	Risk-free interest rate	Estimated life of awards	Share price at grant date	Estimated volatility of share price	Dividend yield
BHP Group Limited
CDP awards	50,980	25.28	n/a	2 and 5 years	A$35.90	n/a	n/a
STIP awards	6,628	25.28	n/a	2 years	A$35.90	n/a	n/a
LTIP awards (1)	328,709	14.68	0.25%	5 years	A$35.90/A$33.81/A$38.56	28.0%	n/a
MAP awards (2)	3,867,213	22.88	n/a	1-5 years	A$38.36/A$36.91/A$35.90/A$45.88	n/a	4.90%
Shareplus	333,738	28.35	0.21%	3 years	A$30.19	n/a	5.59%

BHP Group Plc
Shareplus	481	15.32	0.12%	3 years	£12.11	n/a	6.40%

(1)	Includes LTIP awards granted on 20 October 2020, 2 November 2020 and 1 December 2020.
(2)	Includes MAP awards granted on 21 August 2020, 24 September 2020, 20 October 2020 and 7 April 2021.

Recognition and measurement

The fair value at grant date of equity-settled share awards is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The fair values of awards granted were estimated using a Monte Carlo simulation methodology and Black-Scholes option pricing technique and consider the following factors:

●	exercise price

●	expected life of the award

●	current market price of the underlying shares

●	expected volatility using an analysis of historic volatility over different rolling periods. For the LTIP, it is calculated for all sector comparators and the published MSCI World index

●	expected dividends

●	risk-free interest rate, which is an applicable government bond rate

●	market-based performance hurdles

●	non-vesting conditions

Where awards are forfeited because non-market-based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed.

The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in equity and forms part of the employee share awards reserve. The fair value of awards as presented in the tables above represents the fair value at grant date.

BHP Petroleum Assets

Notes to the Financial Statements

In respect of employee share awards, BHP Group utilises the Billiton Employee Share Ownership Trust and the BHP Billiton Limited Employee Equity Trust. The trustees of these trusts are independent companies, resident in Jersey. The trusts use funds provided by BHP Group to acquire ordinary shares to enable awards to be made or satisfied. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. These entities are outside BHP Petroleum boundary and are not included as part of BHP Petroleum’s combined financial statements.

19. Subsidiaries

BHP Petroleum’s financial statements include the combination of subsidiaries as described in Note 1 ‘Organisation and summary of significant accounting policies’.

Significant subsidiaries are those with the most significant contribution to BHP Petroleum’s net profit or net assets. BHP Petroleum’s interest in significant subsidiaries’ results is listed in the table below:

Significant subsidiaries	Country of incorporation
BHP (Trinidad-3A) Ltd	Trinidad and Tobago
BHP Billiton (Trinidad-2C) Ltd.	Canada
BHP Petroleum (Australia) Pty Ltd	Australia
BHP Billiton Petroleum (Deepwater) Inc.	US
BHP Petroleum (International Exploration) Pty Ltd	Australia
BHP Petroleum (Bass Strait) Pty Ltd	Australia
BHP Petroleum (North West Shelf) Pty Ltd	Australia

BHP Petroleum’s interest in these significant subsidiaries in FY2021, FY2020 and FY2019 was 100 per cent and the principal activity of each significant subsidiary was primarily hydrocarbon exploration and production.

BHP Petroleum Assets

Notes to the Financial Statements

20. Interests in joint operations

Significant joint operations of BHP Petroleum are those with the most significant contributions to its net profit or net assets. BHP Petroleum’s interest in the significant joint operations, whose principal activities are primarily hydrocarbon production, results are listed in the table below.

Significant joint operations	Country of operation	Principal activity	2021%	2020%	2019%
Atlantis	US	Hydrocarbon production	44	44	44
Bass Strait	Australia	Hydrocarbon production	50	50	50
Macedon (1)	Australia	Hydrocarbon production	71	71	71
Mad Dog	US	Hydrocarbon production	24	24	24
North West Shelf	Australia	Hydrocarbon production	12.5-16.67	12.5-16.67	12.5-16.67
Pyrenees (1)	Australia	Hydrocarbon production	40-71.43	40-71.43	40-71.43
ROD Integrated Development (2) Algeria		Hydrocarbon production	29	30	30
Shenzi (3)	US	Hydrocarbon production	72	44	44
Trinidad and Tobago (1)(4)	Trinidad and Tobago	Hydrocarbon production	45-68.46	45-68.46	45-68.46
(1)

While BHP Petroleum may hold a greater than 50 per cent interest in these joint operations, all the participants in these joint operations approve the operating and capital budgets and therefore BHP Petroleum has joint control over the relevant activities of these arrangements.

(2)	BHP Petroleum’s interest reflects the working interest and may vary year-on-year based on BHP Petroleum’s effective interest in producing wells.
(3)	Relates to BHP Petroleum’s acquisition of an additional 28 per cent working interest in Shenzi.
(4)	Trinidad and Tobago joint operations include Greater Angostura and Ruby.

Shenzi Acquisition

In November 2020, BHP Petroleum finalised a membership interest purchase and sale agreement to acquire an additional 28 per cent working interest in Shenzi. The transaction was completed on 6 November 2020 for a purchase price of US$480 million after customary post-closing adjustments. Shenzi continues to be accounted for as a joint operation because BHP Petroleum continues to have joint decision-making rights with the other joint venture partner.

The assets and liabilities related to the acquired interests have been accounted for in line with the principles of IFRS 3 ‘Business Combinations’ with no remeasurement of BHP Petroleum’s previous interest. The acquisition resulted in increases to property, plant and equipment of US$642 million, inventory of US$17 million and closure and rehabilitation liabilities of US$179 million. Fair value of the identifiable assets and liabilities approximate the consideration paid and therefore no goodwill or bargain purchase gain has been recognised for the acquisition. The acquisition of an additional 28 per cent working interest in Shenzi since November 2020 contributed US$136 million of revenue and US$48 million to profit before tax of BHP Petroleum in FY2021. If the acquisition had taken place at the beginning of the financial year, revenue for BHP Petroleum would have been US$3,952 million and loss before tax for BHP Petroleum would have been US$183 million.

BHP Petroleum Assets

Notes to the Financial Statements

BHP Petroleum’s share of assets held in joint operations subject to significant restrictions are as follows:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Current assets	866	804	751
Non-current assets	12,255	11,516	10,943

Total assets (1)	13,121	12,320	11,694

(1)

While BHP Petroleum is unrestricted in its ability to sell a share of its interest in these joint operations, it does not have the right to sell individual assets that are used in these joint operations without the unanimous consent of the other participants. The assets in these joint operations are also restricted to the extent that they are only available to be used by the joint operation itself and not by other operations of BHP Petroleum.

21. Investments in associates

Ownership interest for BHP Petroleum’s investments in associates, which are operated in the US, are listed in the table below:

Associates	Principal activity	Reporting date	Ownership interest % (1)
Caesar Oil Pipeline Company LLC (COP)	Hydrocarbons transportation	31 December	25
Cleopatra Gas Gathering Company LLC (CGG)	Hydrocarbons transportation	31 December	22
Marine Well Containment Company LLC (MWCC)	Oil spill services	31 December	10
(1)	Reflects BHP Petroleum’s ownership interest at 30 June 2021, 2020 and 2019.

BHP Petroleum is restricted in its ability to make dividend payments from its investments in associates as any such payments require the approval of all investors in the associates. There has been no change in BHP Petroleum’s ownership interest in the associates for any of the reporting periods covered by these combined financial statements. When the annual financial reporting date is different to BHP Petroleum’s, financial information is obtained as at 30 June in order to report on an annual basis consistent with BHP Petroleum’s reporting date.

The movement for the year in BHP Petroleum’s net investments in associates is as follows:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
At the beginning of the financial year	245	239	249
Loss from investments in associates	(6)	(4)	(2)
Investment in associates	25	22	6
Dividends received from associates	(11)	(12)	(14)

At the end of the financial year	253	245	239

BHP Petroleum Assets

Notes to the Financial Statements

The following table summarises the financial information relating to each of BHP Petroleum’s significant equity accounted investments:

		COP			CGG			MWCC
	2021 US$’000	2020 US$’000	Unaudited 2019 US$’000	2021 US$’000	2020 US$’000	Unaudited 2019 US$’000	2021 US$’000	2020 US$’000	Unaudited 2019 US$’000
Current assets	7,873	10,090	8,758	7,102	6,414	6,076	25,145	22,147	16,935
Non-current assets	199,335	202,082	212,006	206,496	211,909	223,265	1,565,938	1,619,219	1,545,412
Current liabilities	(1,262)	(2,344)	(479)	(198)	(174)	(187)	(14,414)	(16,938)	(28,992)
Non-current liabilities	-	-	(7,512)	-	-	(5,944)	(273,446)	(262,143)	(153,890)

Net Assets	205,946	209,828	212,773	213,400	218,149	223,210	1,303,223	1,362,285	1,379,465

Net assets – Company share	51,486	52,457	53,193	46,948	47,993	49,106	130,322	136,229	137,947
Adjustments for difference between US GAAP and IFRS	(1,493)	(536)	(252)	(1,046)	(286)	(117)	26,748	9,536	(1,049)
Carrying amount of investment	49,993	51,921	52,941	45,902	47,707	48,989	157,070	145,765	136,898
Revenue – 100%	36,028	40,988	46,897	18,048	21,178	25,827	41,042	54,204	63,441
Profit/(loss) – 100%	22,691	28,288	35,264	6,694	12,271	22,028	(135,877)	(135,600)	(154,883)
Profit/(loss) – Company share	5,673	7,072	8,816	1,473	2,700	4,846	(13,588)	(13,560)	(15,488)
Dividends received	7,600	8,093	8,950	3,278	3,982	4,906	-	-	-
Contributions	-	-	-	-	-	-	24,893	22,427	5,382

22. Related party transactions

BHP Petroleum has a related party relationship with key management personnel, equity accounted investments (see Note 21 ‘Investments in associates’) and entities under common control of BHP Group.

Transactions with key management personnel

Key management personnel includes roles which have the authority and responsibility for planning, directing and controlling the activities of BHP Petroleum. The compensation for key management personnel for the years ended 30 June 2021, 2020 and 2019 are as follows:

	2021 US$	2020 US$	Unaudited 2019 US$
Short-term employee benefits	6,679,429	8,526,547	10,086,495
Post-employment benefits	701,596	1,009,198	1,116,154
Share-based payments	2,492,766	3,511,720	4,259,619

Total	9,873,791	13,047,465	15,462,268

BHP Petroleum Assets

Notes to the Financial Statements

Transactions with equity accounted investments

The following transactions took place during the year with equity accounted investments:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Purchases of goods/services	16	20	23
Dividends received	11	12	14

Outstanding balances with related parties

	Equity Accounted Investments			BHP Group Entities
	2021 US$M	2020 US$M	Unaudited 2019 US$M	2021 US$M	2020 US$M	Unaudited 2019 US$M
Amounts payable to BHP Group	-	-	-	12,348	16,880	20,860
Trade amounts owing from related parties	2	1	2	-	-	-
Amounts receivable from BHP Group	-	-	-	5,526	12,424	15,871

BHP Petroleum has a financing arrangement with BHP Group for short-term cash management. As at 30 June 2021 amount receivable from BHP Group related to these financing arrangements was US$5,526 million (2020: US$12,424 million, 2019: US$ 15,871 million). These amounts are included in receivables from BHP Group on the balance sheet. As at 30 June 2021 amounts payable to BHP Group related to this was US$2,001 million (2020: US$2,540 million, 2019: US$3,520 million).

BHP Petroleum also entered into long-term debt agreements with BHP Group to finance its projects. The current portion of the long-term debt is recorded on the balance sheet under current liabilities in Payables to BHP Group. The current portion of long-term debt as at 30 June 2021 was $0 (2020: US$3,993 million, 2019: US$3,000 million). The non-current portion of the long-term debt is recorded on the balance sheet under non-current liabilities in Payables to BHP Group. The non-current portion of long-term debt as at 30 June 2021 was US$ 10,347 million (2020: US$ 10,347 million, 2019: US$ 14,340 million). Interest expense related to the long-term debt is recorded in Finance expense in the income statement. Interest expense related to the long-term debt for the year ended 30 June 2021 was US$267 million (2020:US$622 million, 2019:US$822 million). The long-term debt agreements with BHP Group are entered at 3-month USD LIBOR plus margin. The margin ranges between 1.3 per cent and 1.8 per cent. The long-term debt agreements have a maturity date between November 2022 and December 2022.

There are no expected credit losses related to balances from related parties at 30 June 2021, 2020 and 2019.

BHP Petroleum has entered various performance and corporate guarantees with certain BHP Group entities in the normal course of business. At 30 June 2021, BHP Petroleum had outstanding guarantees as follows:

Guarantees provided by BHP Petroleum:

●	corporate guarantee given to financial institutions that manage future trades in order to hedge oil and gas production with maximum exposure of US$1 million

Guarantees received by BHP Petroleum:

●	corporate guarantee received for regulatory requirements for drilling in the amount of US$20 million

BHP Petroleum Assets

Notes to the Financial Statements

●	corporate guarantee received for exploration licenses in the amount of US$232 million

●	corporate guarantee received for Outer Continental Shelf Right of Way Grade Bond in the amount of US$3.3 million

●	corporate guarantee received for plugging and abandonment of well in the amount of US$12 million

The likelihood of these performance and corporate guarantees being called upon is considered remote.

23. Significant entities of BHP Petroleum

As disclosed in Note 1 ‘Organisation and summary of significant accounting policies’ the combined financial statements include financial information that is limited to the legal entities carved out from BHP Group Limited. A listing of subsidiaries of BHP Petroleum, included as part of the Proposed Transaction boundary are detailed below. For subsidiaries and joint operations that most significantly contribute to BHP Petroleum’s net profit and net assets refer to Note 19 ‘Subsidiaries’, Note 20 ‘Interest in joint operations’.

Wholly owned subsidiaries
Country of Incorporation Australia
Registered office address 125 St Georges Terrace, Perth, WA 6000, Australia
Company Name
BHP Billiton Petroleum Holdings LLC
BHP Petroleum (Australia) Pty Ltd
BHP Petroleum (Bass Strait) Pty Ltd
BHP Petroleum (International Exploration) Pty Ltd
BHP Petroleum (North West Shelf) Pty Ltd
BHP Petroleum Investments (Great Britain) Pty Ltd
BHP Petroleum Pty Ltd
Bermuda
Victoria Place, 31 Victoria Street, Hamilton, HM 10, Bermuda
BHP Petroleum (Tankers) Limited

Canada
4500 Bankers Hall East, 855-2nd Street S.W., Calgary, Alberta, T2P 4K7, Canada BHP
Billiton (Trinidad-2C) Ltd.

Canada
1741 Lower Water Street, Suite 600, Halifax NS B3J 0J2, Canada
BHP Petroleum (New Ventures) Corporation

Saint Lucia
Pointe Seraphine, Castries, St Lucia
BHP (Trinidad) Holdings Ltd.

Trinidad
Invaders Bay Tower, Invaders Bay, off Audrey Jeffers Highway, Port of Spain, Trinidad, Trinidad and Tobago
BHP (Trinidad-3A) Ltd

BHP Petroleum Assets

Notes to the Financial Statements

United Kingdom
Nova South, 160 Victoria Street, London, England, SW1E 5LB, United Kingdom
BHP Petroleum (Trinidad Block 23A) Limited
BHP Petroleum (Trinidad Block 28) Limited
BHP Petroleum (Mexico) Limited
BHP Petroleum (Carlisle Bay)
BHP Petroleum (Egypt) Limited
BHP Billiton Petroleum Limited
United States
Suite B, 1675 South State Street, Dover, DE, 19901, United States of America
BHP Billiton Petroleum Holdings LLC
BHP Resources Inc.
BHP Billiton Petroleum (Americas) Inc.
BHP Billiton Petroleum (GOM) Inc.
Hamilton Brothers Petroleum Corporation
Hamilton Oil Company Inc.
BHP Billiton Bolivianna de Petroleo Inc.
BHP Petroleum (Arkansas Holdings) LLC
BHP Petroleum (Foreign Exploration Holdings) LLC
BHP Petroleum (North America) LLC
BHP Holdings (Resources) Inc
BHP Billiton Marketing Inc.
Broken Hill Proprietary (USA) Inc
BHP Billiton Petroleum (Deepwater) Inc.
BHP Petroleum (Mexico Holdings) LLC
BHP Petroleum (Trinidad Block 3) Limited
BHP Petroleum (Trinidad Block 6) Limited
BHP Petroleum (Trinidad Block 14) Limited
BHP Billiton Petroleum (Trinidad Block 23B) Limited
BHP Petroleum (Trinidad Block 29) Limited
BHP Billiton Petroleum (South Africa 3B/4B) Limited
BHP Petroleum (Trinidad Block 5) Limited
BHP Billiton Petroleum (Trinidad Block 7) Limited

United States
1188 Bishop Street, Suite 2212, Honolulu, HI 96813, United States of America
BHP Hawaii Inc.
Subsidiaries where effective interest is less than 100%
Country of Incorporation Brazil
Registered office address Avenida Rio Branco, No. 110, room 901, Centro, Rio de Janeiro, 20040-001, Brazil
Company Name
BHP Billiton Brasil Investimentos de Petróleo Ltda.
BHP Billiton Brasil Exploração e Produção de Petróleo Limitada

BHP Petroleum Assets

Notes to the Financial Statements

Mexico
Av. Ejercito Nacional #769, Torre B, Piso 3, Colonia Granada, Alcadia Miguel Hidalgo, Ciudad de Mexico, 11520, Mexico
Perdido Mexico Pipeline Holdings, S.A. de C.V.
Perdido Mexico Pipeline, S. de R.L. de C.V.
BHP Billiton Petróleo Holdings de México, S. de R.L. de C.V.
BHP Billiton Petróleo Servicios Administrativos, S. de R.L. de C.V.
Operaciones Conjuntas, S. de R.L. de C.V.
BHP Billiton Petróleo Servicios de México, S. de R.L. de C.V.
BHP Billiton Petróleo Operaciones de México, S. de R.L. de C.V.

United States
Suite B, 1675 South State Street, Dover, DE, 19901, United States of America
BHP Billiton Petroleum Holdings (USA) Inc.
Joint Operations
Australia
Registered office address Level 16, Alluvion Building, 58 Mounts Bay Road, Perth, WA 6000, Australia
Company Name
North West Shelf Liaison Company Pty Ltd
North West Shelf Shipping Service Company Pty Ltd
North West Shelf Gas Pty Limited
North West Shelf Lifting Coordinator Pty Ltd
China Administration Company Pty Ltd
Associates
United States
Registered office address 1209 Orange Street, Wilmington, DE, 19801, United States of America
Company Name
Caesar Oil Pipeline Company LLC
Cleopatra Gas Gathering Company LLC

United States
9807 Katy Freeway, Suite 1200, Houston, TX, 77024, United States of America
Marine Well Containment Company LLC

24. Discontinued operations (Onshore US assets)

On 28 September 2018, BHP Petroleum completed the sale of 100 per cent of the issued share capital of BHP Billiton Petroleum (Arkansas) Inc. and 100 per cent of the membership interests in BHP Billiton Petroleum (Fayetteville) LLC, which held the Fayetteville assets, for a gross cash consideration of US$0.3 billion.

On 31 October 2018, BHP Petroleum completed the sale of 100 per cent of the issued share capital of Petrohawk Energy Corporation, the subsidiary which held the Eagle Ford (being Black Hawk and Hawkville), Haynesville and Permian assets, for a gross cash consideration of US$10.3 billion (net of preliminary customary completion adjustments of US$0.2 billion). Results from the Onshore US assets are disclosed as Discontinued operations.

BHP Petroleum Assets

Notes to the Financial Statements

While the effective date at which the right to economic profits transferred to the purchasers was 1 July 2018, BHP Petroleum continued to control the Onshore US assets until the completion dates of their respective transactions. As such BHP Petroleum continued to recognise its share of revenue, expenses, net finance costs and associated income tax expense related to the operation until the completion date. In addition, BHP Petroleum provided transitional services to the buyer, which ceased in July 2019.

The completion adjustments included a reduction in sale proceeds, based on the operating cash generated and retained by BHP Petroleum in the period prior to completion, in order to transfer the economic profits from 1 July 2018 to completion date to the buyers. Therefore, the pre-tax profit from operating the assets is largely offset by a pre-tax loss on disposal. Accordingly, the net loss from discontinued operations predominantly relates to incremental costs arising as a consequence of the divestment, including restructuring costs and provisions for surplus office accommodation and tax expenses largely triggered by the completion of the transactions.

The contribution of Discontinued operations included within BHP Petroleum’s profit and cash flows are detailed below:

Income statement – Discontinued operations

Unaudited 2019 US$M
Revenue	851
Other income	94
Expenses excluding net finance costs	(729)

Profit/(loss) from operations	216

Financial expenses	(8)

Net finance costs	(8)

Profit/(loss) before taxation	208

Income tax (expense)/benefit	(33)

Profit/(loss) after taxation from operating activities	175

Net loss on disposal	(510)

Loss after taxation	(335)

Attributable to non-controlling interests	7
Attributable to BHP Petroleum	(342)

The total comprehensive income attributable to BHP Petroleum from Discontinued operations was a loss of US$342 million in 2019.

Cash flows from Discontinued operations

Unaudited 2019 US$M
Net operating cash flows	474
Net investing cash flows (1)	(443)
Net financing cash flows (2)	(13)

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	18

Net proceeds received from the sale of Onshore US	10,531
Less Cash and cash equivalents	(104)

Proceeds from divestment of Onshore US, net of its cash	10,427

Total cash impact	10,445

(1)	Includes purchases of property, plant and equipment of US$443 million.
(2)	Includes net repayment of interest bearing liabilities of US$6 million and dividends paid to non-controlling interests of US$7 million.

BHP Petroleum Assets

Notes to the Financial Statements

Net loss on disposal of Discontinued operations

Details of the net loss on disposal is presented below:

Unaudited 2019 US$M
Assets
Cash and cash equivalents	104
Trade and other receivables	562
Other financial assets	31
Inventories	34
Property, plant and equipment	10,998
Intangible assets	667

Total assets	12,396

Liabilities
Trade and other payables	794
Provisions	491

Total liabilities	1,285

Net assets	11,111

Less non-controlling interest share of net assets disposed	(168)

BHP Petroleum’s of net assets disposed	10,943

Gross consideration	10,555
Less transaction costs	(54)
Income tax expense	(68)

Net loss on disposal	(510)

25. New and amended accounting standards and interpretations

BHP Petroleum adopted IFRS 16 ‘Leases’ (IFRS 16) in BHP Petroleum’s Financial Statements from 1 July 2019. The adoption of other new or amended accounting standards or interpretations applicable from 1 July 2019, including IFRIC 23 ‘Uncertainty over Income Tax Treatment’, did not have a significant impact on BHP Petroleum’s Financial Statements.

BHP Petroleum has also early adopted amendments to IFRS 9 ‘Financial Instruments’ (IFRS 9) and IFRS 7 ‘Financial Instruments: Disclosures’ (IFRS 7) in relation to Interest Rate Benchmark Reform.

IFRS 16 Leases

IFRS 16 replaces IAS 17 ‘Leases’ (IAS 17) including associated interpretative guidance and covers the recognition, measurement, presentation and disclosures of leases in the Financial Statements of both lessees and lessors.

BHP Petroleum Assets

Notes to the Financial Statements

Transition impact

IFRS 16 became effective for BHP Petroleum from 1 July 2019 and BHP Petroleum elected to apply the modified retrospective transition approach, with no restatement of comparative financial information. For existing finance leases, the right-of-use asset and lease liability on transition was the IAS 17 carrying amounts as at 30 June 2019. BHP Petroleum did not recognise any finance leases as at 30 June 2019.

As allowed by IFRS 16, BHP Petroleum has elected:

•	except for existing finance leases, to measure the right-of-use asset on transition at an amount equal to the lease liability (as adjusted for prepaid or accrued lease payments);

•	not to recognise low-value or short-term leases on the balance sheet;

•	to only recognise, within the lease liability, the lease component of contracts that include non-lease components and other services;

•	to adjust the carrying amount of right-of-use assets on transition for related onerous lease provisions that were recognised on BHP Petroleum’s balance sheet as at 30 June 2019.

Adoption of IFRS 16 resulted in an increase in interest bearing liabilities of US$438 million, right-of-use assets of US$361 million and net adjustments to other assets and liabilities of US$36 million at 1 July 2019. The weighted average incremental borrowing rate applied to BHP Petroleum’s additional lease liabilities at 1 July 2019 was 2.3 per cent taking into account the currency, tenor and location of each lease.

The following table provides a reconciliation of the operating lease commitments disclosed as at 30 June 2019 the total lease liability recognised at 1 July 2019:

Unaudited US$M
Operating lease commitments as at 30 June 2019	402
Add: Leases which did not meet the definition of a lease under IAS 17	1
Add: Cost of reasonably certain extension options (discounted)	91
Less: Components excluded from lease liability (undiscounted)	(5)
Less: Effect of discounting	(51)

Total additional lease liabilities recognised at 1 July 2019	438

BHP Petroleum’s activities as a lessor are not material and hence there is no significant impact on the Financial Statements on adoption of IFRS 16.

26. Subsequent events

In November 2021, BHP Group Limited (BHP) and Woodside Petroleum Ltd (Woodside) signed a binding share sale agreement for the merger of BHP’s oil and gas portfolio with Woodside. Woodside will acquire the entire share capital of BHP Petroleum International Pty Ltd in exchange for new Woodside shares. The merger is expected to be completed during the first half of calendar year 2022.

In November 2021, the BHP Group approved US$1.5 billion in capital expenditure for development of the Scarborough upstream project located in the North Carnarvon Basin, Western Australia. A final investment decision has also been made by Woodside which has triggered a US$150 million payment to BHP Petroleum (North West Shelf) Pty Ltd (a wholly owned subsidiary of BHP Petroleum) by Woodside, in accordance with the terms of the 2016 divestment of BHP’s 25 per cent Scarborough Joint Venture interest to Woodside.

BHP Petroleum Assets

Notes to the Financial Statements

The approved capital expenditure represents BHP’s 26.5 per cent participating interest in Phase 1 of the upstream development. Woodside holds the remaining 73.5 per cent interest and is the operator of the project.

Other than the matters outlined above, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs in subsequent accounting periods of BHP Petroleum.

1. Supplementary oil and gas information – unaudited

In accordance with the requirements of the Financial Accounting Standards Board (FASB) Accounting Standard Codification ‘Extractive Activities-Oil and Gas’ (Topic 932) and SEC requirements set out in Subpart 1200 of Regulation S-K, BHP Petroleum is presenting certain disclosures about its oil and gas activities. These disclosures are presented below as supplementary oil and gas information, in addition to information relating to the reserves and production of BHP Petroleum disclosed in the registration statement to which these financial statements are attached.

The information set out in this section is referred to as unaudited as it is not included in the scope of the audit opinion of the independent auditor on BHP Petroleum’s combined financial statements.

Reserves and production

Proved oil and gas reserves and net crude oil and condensate, natural gas, LNG and NGL production information for BHP Petroleum is included in the registration statement to which these financial statements are attached.

Capitalised costs relating to oil and gas production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and valuation provisions.

	Australia US$M	United States US$M	Other(1) US$M	Total US$M
Capitalised cost

2021

Unproved properties	–	754	580	1,334

Proved properties	17,882	13,210	1,972	33,064

Total costs	17,882	13,964	2,552	34,398

Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(12,720)	(8,329)	(1,483)	(22,532)

Net capitalised costs	5,162	5,635	1,069	11,866

2020

Unproved properties	10	808	576	1,394

Proved properties	17,079	12,538	1,743	31,360

Total costs	17,089	13,346	2,319	32,754

Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(11,423)	(8,726)	(1,370)	(21,519)

Net capitalised costs	5,666	4,620	949	11,235

2019

Unproved properties	10	875	458	1,343

Proved properties	16,514	11,751	1,625	29,890

Total costs	16,524	12,626	2,083	31,233

Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(10,867)	(8,339)	(1,302)	(20,508)

Net capitalised costs	5,657	4,287	781	10,725

(1)	Other is primarily comprised of Algeria, Mexico, and Trinidad and Tobago.

Costs incurred relating to oil and gas property acquisition, exploration and development activities

The following table shows costs incurred relating to oil and gas property acquisition, exploration and development activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

	Australia US$M	United States(3) US$M	Other(4) US$M	Total US$M
2021

Acquisitions of proved property	–	642	–	642

Acquisitions of unproved property	–	19	–	19

Exploration(1)	23	166	310	499

Development	201	749	184	1,134

Total costs(2)	224	1,576	494	2,294

2020

Acquisitions of proved property	–	–	–	–

Acquisitions of unproved property	–	38	6	44

Exploration(1)	38	278	370	686

Development	232	676	100	1,008

Total costs(2)	270	992	476	1,738
2019

Acquisitions of proved property	–	–	–	–

Acquisitions of unproved property	–	5	–	5

Exploration(1)	44	190	492	726

Development	132	792	54	978

Total costs(2)	176	987	546	1,709

(1)	Represents gross exploration expenditure, including capitalised exploration expenditure, geological and geophysical expenditure and development evaluation costs charged to income as incurred.

(2)	Total costs include US$1,160 million (2020: US$1,178 million; 2019: US$1,275 million) capitalised during the year.

(3)	Total costs include Onshore US assets of US$ nil (2020: US$ nil; 2019: US$331 million).

(4)	Other is primarily comprised of Algeria, Canada, Mexico and Trinidad and Tobago.

Results of operations from oil and gas producing activities

Amounts shown in the following table exclude financial income, financial expenses, and general corporate overheads. Further, the amounts shown below include Onshore US.

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits.

	Australia US$M	United States(7) US$M	Other(8) US$M	Total US$M
2021

Oil and gas revenue(1)	2,272	1,244	368	3,884

Production costs	(487)	(267)	(80)	(834)

Exploration expenses	(23)	(164)	(305)	(492)

Depreciation, depletion, amortisation and valuation provision(2)	(1,210)	(489)	(113)	(1,812)

Production taxes(3)	(125)	–	(12)	(137)
	427	324	(142)	609
Accretion expense(4)	(89)	(22)	(3)	(114)

Income taxes	(46)	(78)	(105)	(229)

Royalty-related taxes(5)	11	–	–	11

Results of oil and gas producing activities(6)	303	224	(250)	277

2020

Oil and gas revenue(1)	2,535	1,101	350	3,986

Production costs	(575)	(161)	(76)	(812)

Exploration expenses	(37)	(271)	(252)	(560)

Depreciation, depletion, amortisation and valuation provision(2)	(906)	(476)	(75)	(1,457)

Production taxes(3)	(177)	(1)	(13)	(191)
	840	192	(66)	966
Accretion expense(4)	(78)	(24)	(5)	(107)

Income taxes	(275)	(35)	(134)	(444)

Royalty-related taxes(5)	(85)	–	–	(85)

Results of oil and gas producing activities(6)	402	133	(205)	330

2019

Oil and gas revenue(1)	3,404	2,675	598	6,677

Production costs	(752)	(568)	(110)	(1,430)

Exploration expenses	(44)	(162)	(229)	(435)

Depreciation, depletion, amortisation and valuation provision(2)	(917)	(621)	(103)	(1,641)

Production taxes(3)	(198)	–	(25)	(223)
	1,493	1,324	131	2,948
Accretion expense(4)	(80)	(34)	(8)	(122)

Income taxes	(530)	(193)	(236)	(959)

Royalty-related taxes(5)	(164)	–	–	(164)

Results of oil and gas producing activities(6)	719	1,097	(113)	1,703

(1)	Includes sales to affiliated companies of US$51 million (2020: US$62 million; 2019: US$75 million).

(2)	Includes valuation provision of US$101 million (2020: US$12 million; 2019: US$21 million).

(3)	Includes royalties and excise duty.

(4)	Represents the unwinding of the discount on the closure and rehabilitation provision.

(5)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.

(6)

Amounts shown exclude financial income, financial expenses and general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 1 ‘Segment reporting’ in section 3.1.

(7)	Results of oil and gas producing activities includes Onshore US assets of US$ nil (2020: US$ nil; 2019: US$431 million).

(8)	Other is primarily comprised of Algeria, Canada, Mexico, and Trinidad and Tobago.

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (Standardised measure)

The following tables set out the standardised measure of discounted future net cash flows, and changes therein, related to BHP Petroleum’s estimated proved reserves and should be read in conjunction with that related disclosure.

The analysis is prepared in compliance with FASB Oil and Gas Disclosure requirements, applying certain prescribed assumptions under Topic 932 including the use of unweighted average first-day-of-the-month market prices for the previous 12-months, year-end cost factors, currently enacted tax rates and an annual discount factor of 10 per cent to year-end quantities of net proved reserves.

Certain key assumptions prescribed under Topic 932 are arbitrary in nature and may not prove to be accurate. The reserve estimates on which the Standard measure is based are subject to revision as further technical information becomes available or economic conditions change. Discounted future net cash flows like those shown below are not intended to represent estimates of fair value. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated future changes in commodity prices, exchange rates, development and production costs as well as alternative discount factors representing the time value of money and adjustments for risk inherent in producing oil and gas.

	Australia	United States	Other(1)	Total
	US$M	US$M	US$M	US$M

Standardised measure 2021

Future cash inflows	8,948	13,437	1,561	23,946

Future production costs	(3,783)	(5,122)	(418)	(9,323)

Future development costs	(4,118)	(2,996)	(261)	(7,375)

Future income taxes(2)	706	(944)	(438)	(676)

Future net cash flows	1,753	4,375	444	6,572

Discount at 10 per cent per annum	(160)	(1,468)	(93)	(1,721)

Standardised measure	1,593	2,907	351	4,851

2020

Future cash inflows	11,526	12,997	1,660	26,183

Future production costs	(4,027)	(4,943)	(494)	(9,464)

Future development costs	(4,124)	(3,242)	(433)	(7,799)

Future income taxes(2)	(187)	(880)	(473)	(1,540)

Future net cash flows	3,188	3,932	260	7,380

Discount at 10 per cent per annum	(642)	(1,586)	(94)	(2,322)

Standardised measure	2,546	2,346	166	5,058

2019

Future cash inflows	18,292	18,076	1,807	38,175

Future production costs	(4,710)	(4,917)	(459)	(10,086)

Future development costs	(3,860)	(4,516)	(226)	(8,602)

Future income taxes(2)	(2,551)	(1,657)	(711)	(4,919)

Future net cash flows	7,171	6,986	411	14,568

Discount at 10 per cent per annum	(1,926)	(3,396)	(94)	(5,416)

Standardised measure	5,245	3,590	317	9,152

(1)	Other is primarily comprised of Algeria and Trinidad and Tobago.

(2)	Future income taxes include credits to be received as a result of oil and gas operations and the utilisation of future tax losses by BHP Petroleum.

Changes in the Standardised measure are presented in the following table.

	2021	2020	2019
	US$M	US$M	US$M
Changes in the Standardised measure

Standardised measure at the beginning of the year	5,058	9,152	10,240

Revisions:

Prices, net of production costs	(175)	(5,633)	3,821

Changes in future development costs	(238)	330	(228)

Revisions of reserves quantity estimates(1)	(107)	(229)	1,268

Accretion of discount	678	1,313	1,178

Changes in production timing and other	360	(310)	(618)
	5,576	4,623	15,661

Sales of oil and gas, net of production costs	(2,901)	(2,980)	(5,029)

Acquisitions of reserves-in-place	462	–	–

Sales of reserves-in-place(2)	44	–	(1,489)

Previously estimated development costs incurred	1,075	1,005	545

Extensions, discoveries, and improved recoveries, net of future costs	17	145	(33)

Changes in future income taxes	578	2,265	(503)

Standardised measure at the end of the year	4,851	5,058	9,152

(1)	Changes in reserves quantities are shown in the Petroleum reserves tables in section 4.6.1.

(2)	Onshore US assets disposal in 2019.

Accounting for suspended exploratory well costs

Refer to note 8 ‘Property, plant and equipment’ in the financial statements for BHP Petroleum for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following table provides the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2021, 30 June 2020 and 30 June 2019.

	2021	2020	2019
	US$M	US$M	US$M
Movement in capitalised exploratory well costs

At the beginning of the year	1,089	1,040	794

Additions to capitalised exploratory well costs pending the determination of proved reserves	7	120	297

Capitalised exploratory well costs charged to expense	(66)	–	(9)

Capitalised exploratory well costs reclassified to wells, equipment, and facilities based on the determination of proved reserves	–	(6)	(42)

Sale of suspended wells	–	(65)	–

At the end of the year	1,030	1,089	1,040

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling.

Exploration activity typically involves drilling multiple wells, over a number of years, to fully evaluate and appraise a project. The term ‘project’ as used in this disclosure refers primarily to individual wells and associated exploratory activities.

	2021	2020	2019
	US$M	US$M	US$M
Ageing of capitalised exploratory well costs

Exploratory well costs capitalised for a period of one year or less	7	120	210

Exploratory well costs capitalised for a period greater than one year	1,023	969	830

At the end of the year	1,030	1,089	1,040

	2021	2020	2019
Number of projects that have been capitalised for a period greater than one year	15	14	13

Drilling and other exploratory and development activities

The number of crude oil and natural gas wells drilled and completed for each of the last three years was as follows:

	Net exploratory wells			Net development wells

	Productive	Dry	Total	Productive	Dry	Total	Total
Year ended 30 June 2021

Australia	–	–	–	1	–	1	1

United States(1)	–	–	–	1	–	1	1

Other(2)	–	1	1	1	–	1	2

Total	–	1	1	3	–	3	4

Year ended 30 June 2020
Australia	–	–	–	–	–	–	–
United States(1)	–	–	–	–	1	1	1

Other(2)	1	1	2	1	–	1	3

Total	1	1	2	1	1	2	4

Year ended 30 June 2019

Australia	–	–	–	1	–	1	1

United States(1)	1	–	1	33	–	33	34

Other(2)	4	2	6	–	–	–	6

Total	5	2	7	34	–	34	41

(1)	Includes Onshore US assets net productive development wells of nil (2020: nil; 2019: 33). Includes Onshore US assets net exploratory wells of nil for 2021, 2020 and 2019.

(2)	Other is primarily comprised of Algeria, Mexico and Trinidad and Tobago.

The number of wells drilled refers to the number of wells completed at any time during the respective year, regardless of when drilling was initiated. Completion refers to the installation of permanent equipment for production of oil or gas, or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned.

An exploratory well is a well drilled to find oil or gas in a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. A development well is a well drilled within the limits of a known oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

A productive well is an exploratory, development or extension well that is not a dry well. Productive wells include wells in which hydrocarbons were encountered and the drilling or completion of which, in the case of exploratory wells, has been suspended pending further drilling or evaluation. A dry well (hole) is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Oil and gas properties, wells, operations, and acreage

The following tables show the number of gross and net productive crude oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage as at 30 June 2021, 2020 and 2019. A gross well or acre is one in which a working interest is owned, while a net well or acre exists when the sum of fractional working interests owned in gross wells or acres equals one. Productive wells are producing wells and wells mechanically capable of production. Developed acreage is comprised of leased acres that are within an area by or assignable to a productive well. Undeveloped acreage is comprised of leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas, regardless of whether such acres contain proved reserves.

The number of productive crude oil and natural gas wells in which BHP Petroleum held an interest at 30 June 2021 was as follows:

	Crude oil wells		Natural gas wells		Total

	Gross	Net	Gross	Net	Gross	Net
Australia	334	166	176	66	510	232

United States	55	27	–	–	55	27

Other(1)	61	23	8	4	69	27

Total	450	216	184	70	634	286

(1)	Other is primarily comprised of Algeria and Trinidad and Tobago.

Of the productive crude oil and natural gas wells, 131 (net: 60) operated wells had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2021 was as follows:

	Developed acreage		Undeveloped acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,423	897	391	148

United States	92	41	403	339

Other(1)(2)	160	67	3,394	3,104

Total	2,675	1,005	4,188	3,591

(1)	Developed acreage in Other primarily consists of Algeria and Trinidad and Tobago.

(2)	Undeveloped acreage in Other primarily consists of Barbados, Canada, Mexico and Trinidad and Tobago.

Approximately 139 thousand gross acres (22 thousand net acres), 386 thousand gross acres (241 thousand net acres) and 121 thousand gross acres (103 thousand net acres) of undeveloped acreage will expire in the years ending 30 June 2022, 2023 and 2024 respectively, if BHP Petroleum does not establish production or take any other action to extend the terms of the licences and concessions.

The number of productive crude oil and natural gas wells in which BHP Petroleum held an interest at 30 June 2020 was as follows:

	Crude oil wells		Natural gas wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	353	176	162	54	515	230

United States	61	24	–	–	61	24

Other(1)	59	22	8	4	67	26

Total	473	222	170	58	643	280

(2)	Other is primarily comprised of Algeria and Trinidad and Tobago.

Of the productive crude oil and natural gas wells, 133 (net: 62) operated wells had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2020 was as follows:

	Developed acreage		Undeveloped acreage

Thousands of acres	Gross	Net	Gross	Net
Australia	2,152	823	766	279

United States	98	36	844	800

Other(1)(2)	146	57	3,926	3,445

Total	2,396	916	5,536	4,524

(3)	Developed acreage in Other primarily consists of Algeria and Trinidad and Tobago.

(4)	Undeveloped acreage in Other primarily consists of Barbados, Canada, Mexico and Trinidad and Tobago.

Approximately 833 thousand gross acres (411 thousand net acres), 1,089 thousand gross acres (655 thousand net acres) and 264 thousand gross acres (256 thousand net acres) of undeveloped acreage will expire in the years ending 30 June 2021, 2022 and 2023 respectively, if BHP Petroleum does not establish production or take any other action to extend the terms of the licences and concessions.

The number of productive crude oil and natural gas wells in which BHP Petroleum held an interest at 30 June 2019 was as follows:

	Crude oil wells		Natural gas wells		Total

	Gross	Net	Gross	Net	Gross	Net
Australia	352	176	153	53	505	229

United States	60	25	–	–	60	25

Other(1)	57	21	8	4	65	25

Total	469	222	161	57	630	279

(3)	Other is primarily comprised of Algeria, Mexico and Trinidad and Tobago.

Of the productive crude oil and natural gas wells, 43 (net: 18) operated wells had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2019 was as follows:

	Developed acreage		Undeveloped acreage

Thousands of acres	Gross	Net	Gross	Net
Australia	2,152	823	963	393

United States	105	39	828	776

Other(1)(2)	146	57	3,526	2,869

Total	2,403	919	5,317	4,038

(5)	Developed acreage in Other primarily consists of Algeria and Trinidad and Tobago.

(6)	Undeveloped acreage in Other primarily consists of Canada, Mexico and Trinidad and Tobago.

Approximately 126 thousand gross acres (59 thousand net acres), 1,612 thousand gross acres (932 thousand net acres) and 1,257 thousand gross acres (889 thousand net acres) of undeveloped acreage will expire in the years ending 30 June 2020, 2021 and 2022 respectively, if BHP Petroleum does not establish production or take any other action to extend the terms of the licences and concessions.

Annexure 3: Independent Expert Report

Refer to Independent Expert Report separately annexed to this Merger Explanatory Memorandum

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13	Corporate Directory

Woodside Petroleum Ltd

ABN 55 004 898 962

Registered Office

Mia Yellagonga 11 Mount St

Perth, Western Australia 6000

Legal Adviser

King & Wood Mallesons, Level 30, QV1 Building, 250 St Georges Terrace, Perth Western Australia 6000

Woodside Share Registry

Computershare Investor Services Pty Limited Level 11, 172 St Georges Terrace Perth, Western Australia 6000

Woodside Shareholder Information Line

1300 631 206 within Australia

+61 3 9415 4393 outside Australia

Open between 8.30am and 7.30pm (AEST) Monday to Friday.

Stock Exchange Listing

Woodside Shares are quoted by the Australian Securities Exchange (ASX: WPL).

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Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.